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As filed with the Securities and Exchange Commission on July 23, 2002

Registration No. 333- [            ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LIQUID AUDIO, INC.
(Exact Name of Registrant as specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number)	77-0442752 (I.R.S. Employer Identification Number)

800 Chesapeake Drive
Redwood City, California 94063
(650) 549-2000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Gerald W. Kearby
Chief Executive Officer
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063
(650) 549-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence Lederman, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000	Deborah J. Ruosch, Esq. Milbank, Tweed, Hadley & McCloy LLP 601 South Figueroa Street, 30th Floor Los Angeles, California 90017 (213) 892-4000

Approximate date of commencement of proposed sale to the public:
Upon consummation of the merger described herein.

        If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Common Stock, $0.001 par value per share	37,250,374 shares	N/A	$54,060,000	$4,973.52

(1)
This Registration Statement relates to common stock, par value $0.001 per share, of Liquid Audio, Inc. issuable to holders of common stock, par value $0.0001 per share, of Alliance Entertainment Corp. in the proposed merger of April Acquisition Corp., a wholly-owned subsidiary of Liquid Audio, Inc., with and into Alliance Entertainment Corp. The amount of Liquid Audio, Inc. common stock to be registered has been determined by subtracting the number of outstanding shares of Liquid Audio, Inc. common stock outstanding on June 30, 2002 from 50,000,000 (the number of authorized shares of Liquid Audio, Inc. common stock) and adding 10,000,000 (the number of shares of common stock expected to be purchased pursuant to a tender offer prior to completion of the merger and returned to authorized and unissued shares of common stock of Liquid Audio, Inc.).

(2)
The registration fee was calculated pursuant to Rule 457(f) as 0.000092 multiplied by $54,060,000 (the aggregate book value of Alliance capital stock).

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        [LIQUID AUDIO LOGO]

        To the stockholders of Liquid Audio, Inc.:

        After careful consideration, the board of directors of Liquid Audio has approved a merger between Liquid Audio and Alliance Entertainment Corp. which will result in Alliance becoming a wholly-owned subsidiary of Liquid Audio. In the merger, outstanding shares of Alliance stock and the outstanding options to purchase Alliance stock will be exchanged for shares of Liquid Audio stock and options to purchase Liquid Audio stock.

        In connection with the merger, Liquid Audio will make a self-tender offer for 10,000,000 of its shares at $3.00 per share, representing a total purchase of up to 44% of its outstanding common stock on June 30, 2002. Two members of management, owning 1,506,600 shares of Liquid Audio common stock in the aggregate, have committed not to participate in the tender offer unless it is less than fully subscribed. The tender offer and the ability to withdraw a tender will expire at             p.m. on the date of the annual meeting of Liquid Audio stockholders. Consummation of the tender offer is conditioned upon, among other things, the approval of the issuance of shares of Liquid Audio in the merger by Liquid Audio stockholders.

        In the merger, each share of Alliance stock will be exchanged for a number of shares of Liquid Audio stock so that the remaining shares of Liquid Audio stock that were outstanding before the merger, and not tendered, will represent approximately 26% of the outstanding voting power of the combined organization following the merger and after giving effect to the tender offer.

        Upon completion of the merger, one-third of Liquid Audio's board of directors will be designated by Liquid Audio and two-thirds will be designated by Alliance.

        Liquid Audio common stock is traded on The Nasdaq National Market under the trading symbol "LQID," and on                        , 2002, the closing price of Liquid Audio common stock was $            per share. The Liquid Audio self-tender offer at $3.00 per share might maintain or otherwise affect the market price of Liquid Audio common stock, and as a result, the market price may be higher than the price that might otherwise exist in the open market absent the self-tender offer.

        Liquid Audio stockholders will be asked at the annual stockholder meeting to approve the issuance of shares of Liquid Audio stock in the merger, which will require the affirmative vote of a majority of the shares voting on the matter.

        After careful consideration, the board of directors of Liquid Audio has unanimously determined that the tender offer and the merger are fair to you and in your best interests. The Liquid Audio board of directors has approved the merger agreement and recommends voting in favor of the issuance of shares of Liquid Audio stock in the merger.

        In addition, at the annual stockholder meeting, stockholders will consider and vote upon the election of two (2) Class III directors to hold office for three (3) years. The Board has nominated Gerald W. Kearby and Raymond A. Doig to serve as Class III directors.

        YOUR BOARD STRONGLY URGES YOU NOT TO RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE MUSICMAKER GROUP. THE BEST WAY TO SUPPORT THE LIQUID NOMINEES AND THE BOARD'S DETERMINATIONS IS TO VOTE "FOR" THE LIQUID NOMINEES ON THE GREEN PROXY CARD.

        This proxy statement/prospectus provides detailed information concerning Liquid Audio, Alliance and the merger. Please give all of the information contained in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 23 of this proxy statement/prospectus.

        The meeting of Liquid Audio stockholders will be held on September 26, 2002 at 10:00 a.m. local time at the Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California 94065.

        Please use this opportunity to take part in the affairs of Liquid Audio by voting at the meeting. Whether or not you plan to attend the annual Liquid Audio stockholder meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person. YOUR VOTE IS VERY IMPORTANT.

        We appreciate your consideration of these matters.

Gerald W. Kearby President and Chief Executive Officer, Liquid Audio, Inc.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the Liquid Audio stock to be issued in the merger or determined whether the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        The proxy statement/prospectus is dated [                        ], 2002, and is first being mailed to Liquid Audio stockholders on or about [                        ], 2002.

        The proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by the proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

[LIQUID AUDIO LOGO]

    800 Chesapeake Drive
    Redwood City, California 94063
    (650) 549-9282

NOTICE OF ANNUAL MEETING OF LIQUID AUDIO, INC.

STOCKHOLDERS TO BE HELD ON SEPTEMBER 26, 2002

10:00 A.M.

        To the Stockholders of Liquid Audio, Inc.:

        A meeting of the stockholders of Liquid Audio, Inc., a Delaware corporation, will be held on September 26, 2002 at 10:00 a.m., local time, at Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California 94065, for the purpose of considering and voting upon the following proposals:

  1.
  The election of two (2) Class III directors to hold office for three (3) years.

  2.
  The ratification of PricewaterhouseCoopers LLP as the Company's independent accountants for the fiscal year ending December 31, 2002.

  3.
  The approval of the issuance of Liquid Audio stock in the merger of April Acquisition Corp., a wholly-owned subsidiary of Liquid Audio, with and into Alliance Entertainment Corp. pursuant to an Amended and Restated Agreement and Plan of Merger dated as of July 14, 2002, by and among Liquid Audio, April Acquisition Corp. and Alliance.

  4.
  The transaction of such other business as may properly come before the meeting or any adjournment thereof.

        August 12, 2002 has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting of Liquid Audio stockholders and any adjournment or postponement thereof. Only holders of record of shares of Liquid Audio common stock at the close of business on the record date are entitled to notice of, and to vote at, the meeting of Liquid Audio stockholders. At the close of business on the record date, Liquid Audio had outstanding and entitled to vote [                        ] shares of common stock. Liquid Audio stockholders are not entitled to appraisal rights in connection with the merger.

        Also, in connection with the merger, Liquid Audio has agreed to offer to purchase up to 10 million shares of its outstanding common stock from its current stockholders at $3.00 per share. The tender offer will expire at             p.m. on the date of Liquid Audio's annual stockholder meeting. Consummation of the tender is conditioned upon, among other things, approval by Liquid Audio's stockholders of the issuance of shares of Liquid Audio in the merger.

        The Liquid Audio board of directors has unanimously approved the merger agreement, the tender offer, the merger and the issuance of Liquid Audio stock in the merger and has determined that the tender offer, the merger and the issuance of Liquid Audio stock in the merger are fair to, and in the best interests of, the stockholders of Liquid Audio. Therefore, the Liquid Audio board of directors unanimously recommends that Liquid Audio stockholders vote FOR approval of the issuance of Liquid Audio stock in the merger.

        Additionally, the Liquid Audio board of directors has nominated Gerald W. Kearby and Raymond A. Doig to serve as Class III directors. The Liquid Audio board of directors recommends a vote FOR the election of the director nominees on the enclosed GREEN proxy card and against the other proposals made by the musicmaker.com group. The Liquid Audio board of directors urges you not to vote for any individuals that may be nominated by the musicmaker.com group for election by our stockholders and not to execute any proxy card other than the enclosed GREEN proxy card.

        The approval of the issuance of Liquid Audio stock in the merger will require the affirmative vote of a majority of the outstanding shares of Liquid Audio common stock voting on this proposal at the annual Liquid Audio stockholder meeting, either in person or represented by proxy, while the approval of the two (2) Class III directors will require a plurality of votes cast by stockholders holding shares entitled to vote in the election at the stockholders meeting.

        Shares deemed to be present at the annual stockholder meeting but abstaining from the vote and broker non-votes on either the proposal to approve the issuance of Liquid Audio stock in the merger or the election of the two (2) Class III directors will not be counted for any purpose in determining whether these proposals have been approved. The failure of a Liquid Audio stockholder to return a proxy or to vote in person will have no effect in regards to these proposals.

        All properly signed and dated proxies that Liquid Audio receives prior to the vote at the annual stockholder meeting of Liquid Audio stockholders, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. All properly signed and dated proxies received by Liquid Audio prior to the vote at the annual stockholder meeting that do not contain any direction as to how to vote in regards to any or all of the proposals will be voted for adoption of any proposal as to which no directions are provided.

        Even if you plan to attend the annual stockholder meeting in person, we request that you sign and return the enclosed proxy card as described in the proxy statement/prospectus and in accordance with the instructions accompanying the proxy card, thus ensuring that your shares will be represented at the annual stockholder meeting. If you do attend the meeting of Liquid Audio stockholders and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

[signature]

Gerald W. Kearby President and Chief Executive Officer, Liquid Audio, Inc.

        [Date]

i

Effective Time of the Merger	58
Manner and Basis of Converting Shares of Alliance Preferred Stock and Alliance Common Stock	58
Directors and Officers of Liquid Audio Upon Completion of the Merger	58
Increasing Authorized Liquid Audio Common Stock After the Merger	59
Exchange of Alliance Stock Certificates	59
Assumption of Alliance Stock Options and Warrants	59
The Tender Offer	60
Representations and Warranties	61
Liquid Audio's Conduct of Business Prior to the Completion of the Merger	63
Alliance's Conduct of Business Prior to the Completion of the Merger	66
Certain Covenants	67
Restrictions on Solicitation of Alternative Acquisition Proposals by Liquid Audio	68
Obligation of Alliance's Board of Directors to Recommend Approval and Adoption of the Merger Agreement and Approval of the Merger	70
Obligation of Liquid Audio's Board of Directors to Recommend the Issuance of Liquid Audio Stock in the Merger	70
Conditions to the Completion of the Merger	70
Termination of the Merger Agreement	73
Expenses and Termination Fees	74
Extension, Waiver and Amendment	75
Definition of Material Adverse Effect	75
AGREEMENTS RELATED TO THE MERGER	76
Voting and Conversion Agreement with the Principal Stockholder of Alliance	76
Employment Agreements	76
Other Agreements by Messrs. Kearby and Flynn	77
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION	78
FEDERAL TAX CONSEQUENCES OF THE MERGER	84
MANAGEMENT	85
Executive Officers and Directors Pre-Merger	85
Executive Officers and Directors Post-Merger	87
Employment Contracts And Change-In-Control Arrangements Pre-Merger	90
Employment Contracts and Change-in-Control Arrangements Post-Merger	90
Board Committees Pre-Merger	91
Audit Committee	91
Compensation Committee	91
Board Committees Post-Merger	91
Executive Compensation Pre-Merger	92
Executive Compensation Post-Merger	92
Liquid Audio Option Grants Pre-Merger	94
Liquid Audio Options Post-Merger	95
Compensation Committee Interlocks and Insider Participation Pre-Merger	95
Compensation Committee Interlocks and Insider Participation Post-Merger	96
Related Party Transactions of Pre-Merger Management	96
Related Party Transactions of Post-Merger Management	96
LIQUID AUDIO'S BUSINESS	98
Overview	98
The Liquid Audio Platform	98
Strategic Relationships and Customers	99
Customers	101
Products and Services	102

Technology	104
Sales and Marketing	106
Intellectual Property	107
Competition	108
Employees	109
Properties	109
Legal Proceedings	110
LIQUID AUDIO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	112
Overview	112
Business Development Revenue	112
Corporate Restructuring	113
Results of Operations	114
Three Months Ended March 31, 2002 and 2001	115
Years Ended December 31, 2001, 2000 and 1999	118
Total Net Revenues	118
Total Cost of Net Revenues	119
Operating Expenses	120
Critical Accounting Policies	122
Liquidity and Capital Resources	124
Recent Accounting Pronouncements	126
Quantitative and Qualitative Disclosures about Market Risk	127
LIQUID AUDIO PRINCIPAL STOCKHOLDERS	128
ALLIANCE'S BUSINESS	130
Overview	130
Industry Background	130
Alliance's Services	132
Alliance's Strategy	134
Sales and Marketing	136
Technology, Information and Supply Chain Management Infrastructure	137
Customers and Industry Relationships	138
Competition	139
Additional Background Information	140
Employees	141
Facilities	141
Legal Proceedings	142
ALLIANCE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	143
ALLIANCE'S PRINCIPAL STOCKHOLDERS	152
DESCRIPTION OF LIQUID AUDIO CAPITAL STOCK	154
General	154
Common Stock	154
Preferred Stock	154
Warrants	154
Registration Rights	155
Effect of Provisions of Our Certificate of Incorporation and Bylaws and the Delaware Anti-takeover Statute	155
Preferred Stock Rights Agreement	156
Transfer Agent and Registrar	158
Nasdaq National Market Listing	158

COMPARISON OF RIGHTS OF HOLDERS OF LIQUID AUDIO COMMON STOCK AND ALLIANCE COMMON STOCK	159
INFORMATION PERTAINING TO ELECTION OF LIQUID AUDIO DIRECTORS AND OTHER MATTERS	167
Purpose Of The Meeting	167
Why You Should Vote For The Liquid Audio Nominees	167
Voting Procedures	168
PROPOSAL ONE ELECTION OF LIQUID AUDIO DIRECTORS	169
General	169
Nominees For Class III Director	169
Required Vote	170
Information Regarding Nominees And Other Directors	170
Nominees For Class III Directors For A Term Expiring In 2005	170
Incumbent Class I Directors Whose Terms Expires In 2003	171
Incumbent Class II Directors Whose Terms Expire In 2004	171
Board of Directors Meetings And Committees	171
Director Compensation	171
Section 16(a) Beneficial Ownership Reporting Compliance	172
PROPOSAL TWO RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS	172
Audit Fees	172
Financial Information Systems Design And Implementation Fees	173
All Other Fees	173
Required Vote	173
PROPOSAL THREE APPROVAL OF ISSUANCE OF LIQUID AUDIO STOCK IN THE MERGER	174
Required Vote	174
OTHER PROPOSALS	175
Solicitation By Musicmaker	175
Why You Should Reject The Musicmaker Proposals	175
Required Vote	175
OTHER INFORMATION	176
Report of the Compensation Committee of the Liquid Audio Board	176
REPORT OF THE AUDIT COMMITTEE OF THE LIQUID AUDIO BOARD	177
PERFORMANCE GRAPH	178
PARTICIPANTS IN THE SOLICITATION	179
Information Concerning The Directors And Certain Executive Officers And Employees Of Liquid Audio	179
Information Regarding Ownership of Liquid Audio's Securities by Participants	179
Purchases And Sales Of Securities	180
COSTS AND METHOD OF SOLICITATION	181
OTHER MATTERS	181
EXPERTS	181
LEGAL MATTERS	181
STOCKHOLDER PROPOSALS	182
WHERE YOU CAN FIND MORE INFORMATION	182

The following annexes also constitute part of this proxy statement/prospectus:

Annex A	Amended and Restated Agreement and Plan of Merger
Annex B	Opinion of Broadview, Financial Advisor to Liquid Audio

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following section provides answers to frequently asked questions about the annual meeting, the merger, the tender offer and the effect of the merger and tender offer on holders of Liquid Audio common stock. This section, however, only provides summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced page for each question.

Q:
What is the proposed transaction? (See page 7)

A:
The proposed transaction is to combine the businesses of Liquid Audio and Alliance. To combine the companies, a wholly-owned subsidiary of Liquid Audio will merge with and into Alliance, and Alliance will survive the merger as a wholly-owned subsidiary of Liquid Audio. In connection with the merger, Liquid Audio will make an offer to purchase 10,000,000 shares of its common stock at a purchase price of $3.00 per share.

Q:
Why are Liquid Audio and Alliance proposing the merger and the tender offer? (See pages 44 and 54)

A:
Liquid Audio and Alliance believe that the combination of their two businesses will permit them to develop effective and efficient means to deliver services to their customers. The merger combines Alliance's physical media distribution base of more than 5,000 retailers operating more than 25,000 physical and online stores, with Liquid Audio's leading portfolio of technology and intellectual property for digital media distribution and rights management. Alliance and Liquid Audio intend to rationalize the combined organization's cost structure after the merger.

Q:
Who can tender their shares of Liquid Audio stock? (See page 60)

A:
Liquid Audio will make a tender offer in which Liquid Audio will offer to purchase up to 10 million shares of its common stock, representing a total purchase of up to 44% of Liquid Audio's outstanding common stock. If more than 10 million shares of Liquid Audio's common stock are tendered, Liquid Audio will purchase a total of 10 million shares of its common stock from Liquid Audio stockholders who have tendered their shares on a pro rata basis. Two members of management, holding 1,506,600 shares of Liquid Audio common stock in the aggregate, have agreed not to tender their shares unless the tender offer is not fully subscribed. Consummation of the tender offer is conditioned upon, among other things, approval of the issuance of shares of Liquid Audio stock in the merger by Liquid Audio stockholders at the stockholder meeting.

Q:
What will Liquid Audio stockholders receive in the transaction? (See page 58)

A:
Liquid Audio stockholders will continue to hold the Liquid Audio stock that they currently own and do not tender. After the merger, these shares will represent 26% of the voting power in the combined organization. If all Liquid Audio stockholders (other than two management stockholders who have committed not to tender their shares) were to tender their shares in the tender offer, then each stockholder would receive a prorated cash amount of $1.42 per share.

Q:
What percentage of Liquid Audio will the former Alliance stockholders own collectively immediately following the merger? (See page 58)

A:
Immediately following the merger the former Alliance stockholders will own 74% of the combined organization.

Q:
How can I tender my shares? (See page 60)

A:
If you tender your shares, you will receive detailed instructions regarding the surrender of share certificates, together with a letter of transmittal, promptly after the merger is completed. You should not submit your certificates until you have received these materials. If you tender your shares, you will be paid the tender consideration as promptly as practicable following its receipt of your certificates and other required documents. For more information regarding the tender offer, please read the offer to purchase which has been sent to Liquid Audio stockholders separately.

Q:
What if the issuance of shares of Liquid Audio stock in the merger is not approved?

A:
If the issuance of shares of Liquid Audio stock in the merger is not approved and the other conditions to the merger are not capable of being satisfied, then the tender offer will not be consummated and the stockholders of Liquid Audio will continue to own their shares of common stock and will not receive cash in the tender offer.

Q:
What Liquid Audio stockholder approvals are needed to complete the merger? (See page 35)

A:
Approval of the issuance of Liquid Audio stock in the merger will require the affirmative vote of a majority of the shares of Liquid Audio stock voting at the Liquid Audio stockholder meeting, not including abstentions, either in person or represented by proxy.

Q:
Does the board of directors of Liquid Audio support the transaction? (See page 36)

A:
Yes. After careful consideration, the Liquid Audio board of directors unanimously recommends that Liquid Audio stockholders vote in favor of the issuance of Liquid Audio stock in the merger.

Q:
Are there risks I should consider in deciding whether to vote for the issuance of Liquid Audio stock in the merger? (See page 23)

A:
Yes. In evaluating the issuance of Liquid Audio stock in the merger, you should carefully consider the information contained in and incorporated into this proxy statement/ prospectus and, in particular, the factors discussed in the section entitled "Risk Factors" beginning on page 23.

Q.
What is the spin-off to Alliance stockholders? (See page 140)

A:
In addition to its core distribution and fulfillment business, Alliance operates two other strategic business units collectively referred to as the Digital Media Infrastructure Services Group. One business unit develops and markets e-commerce enabling databases for home entertainment products, while the other offers kiosk-based retail merchandising solutions through Alliance's wholly-owned subsidiary, Digital On-Demand, Inc. Prior to consummating the merger transaction with Liquid Audio, Alliance will dispose of all of the operations conducted by the business lines via a spin-off or other structure for disposition to its existing stockholders. Alliance may hold an equity interest in such company.

Q.
What are the business consequences of such spin-off? (See page 140)

A:
After the spin-off, these businesses will no longer be included within Alliance nor will these business lines be part of the combined organization after consummation of the merger transaction with Liquid Audio. Alliance's existing stockholders will control these businesses and, subject to limited restrictions contained in the merger agreement, will be free to operate or pursue further strategic transactions with them independently of the operations of the combined organization. Alliance will enter into a commercial trading agreement to utilize the products and services of the spun-off company in the Alliance business.

Q:
What do I need to do now? (See pages 168 and attached proxy card)

A:
After carefully reading and considering the information contained in and incorporated into this proxy statement/prospectus, please submit your proxy card according to the instructions on the enclosed proxy card as soon as possible. If you do not submit a proxy card or attend the stockholder meeting and vote in person, your shares will not be represented or voted at the meeting.

Q:
Can I, as a Liquid Audio stockholder, submit my proxy by telephone or over the Internet? (See attached proxy card)

A:
If you hold your shares through a bank or brokerage firm, you may be able to submit your proxy by telephone or over the Internet. You should refer to the proxy card included with your materials for instructions about how to vote. If you vote by telephone or over the Internet, you do not need to complete and mail your proxy card.

Q:
If my shares of Liquid Audio common stock are held in "street name" by my bank or broker, will my bank or broker vote my shares for me? (See page 36)

A:
Your bank or broker will vote your shares only if you provide instructions on how to vote by following the information provided to you.

    Without instructions from you on how to vote your shares, your bank or broker will not have discretionary authority to vote your shares on the matters currently proposed to be presented at the stockholder meeting. As a result, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares. This indication that a broker is not voting your shares is referred to as a "broker non-vote." Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum at the Liquid Audio stockholder meeting. However, a broker non-vote will not be entitled to vote on the proposal to approve the issuance of Liquid Audio stock in the merger, and thus a broker non-vote will not be counted for any purpose in determining whether this proposal has been approved.

Q:
If I am a Liquid Audio stockholder, what happens if I do not vote, or if I submit an incomplete proxy, or abstain from voting? (See page 37)

A:
If you do not submit a proxy, or if you submit a proxy but it is not properly signed or dated, your shares will not be counted as present for purposes of establishing a quorum at the Liquid Audio stockholder meeting and will not be counted for any purpose in determining whether the proposal to approve the issuance of Liquid Audio stock in the merger has been approved.

    If you submit a properly signed and dated proxy and do not indicate how you want to vote, your shares will be counted as present for purposes of establishing a quorum at the stockholder meeting, and your proxy will be counted as a vote to approve the issuance of Liquid Audio stock in the merger.

    If you submit a properly signed and dated proxy and affirmatively elect to abstain from voting, your shares will be counted as present for purposes of establishing whether a quorum is present at the stockholder meeting, but your proxy will not be counted for any purpose in determining whether to approve the proposal on the issuance of Liquid Audio stock in the merger.

Q:
When and where will the Liquid Audio stockholder meeting take place? (See page 35)

A:
The Liquid Audio stockholder meeting will take place at the Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California 94065 on September 26, 2002, at 10:00 a.m., local time.

Q:
When do you expect the merger and tender offer to be completed? (See page 58)

A:
Liquid Audio and Alliance are working to complete the merger as quickly as possible. Liquid Audio and Alliance hope to complete the merger before September 30, 2002. The tender offer will expire at     p.m. on the day of Liquid Audio's stockholder meeting. Liquid Audio stockholders electing to tender their Liquid Audio shares for cash will be paid as soon as practicable after the tender offer is completed.

Q:
What are the tax consequences of the merger to me? (See page 84)

A:
Liquid Audio expects the merger to qualify as a tax-free reorganization for U.S. federal income tax purposes. Please carefully review the information contained in the section entitled "Federal Tax Consequences of the Merger" for a description of the material U.S. federal income tax consequences of the merger.

Q:
Am I entitled to dissenters' or appraisal rights in connection with the merger? (See page 9)

A:
Stockholders of Liquid Audio are not entitled to appraisal rights under Delaware law.

Q:
Whom should I call with questions? (See page 182)

A:
If you have any questions about the merger or any related transaction, please call the investor relations department at Liquid Audio at (650) 549-2000. You may also obtain additional information about Liquid Audio documents filed with the Securities and Exchange Commission without charge upon written or oral request by following the instructions in the section entitled "Where You Can Find More Information."

SUMMARY OF THIS PROXY STATEMENT/PROSPECTUS

        This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you.

        Before voting, you should carefully read this entire document, the appendices and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the merger agreement, the tender offer and the transactions contemplated by the merger. This summary and the balance of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements. Please carefully read "Cautionary Statements Regarding Forward-Looking Information" on page 15 of this document.

        In this proxy statement/prospectus, the term "Alliance" refers to Alliance Entertainment Corp. and its subsidiary, Distribution & Fulfillment Services Group, Inc. and subsidiaries thereof. The financial statements attached hereto present Distribution & Fulfillment Services Group, Inc.'s financial position which sets forth the financial position of Alliance Entertainment Corp. on a consolidated basis after giving effect to the consummation of a spin-off or other disposition of certain assets to the stockholders of Alliance prior to the merger. See "Alliance's Business—Additional Background Information."

        This proxy statement/prospectus contains trademarks, trade names, service marks, and service names of Liquid Audio, Alliance, and other companies.

The Companies (See pages 98 and 130)

  Liquid Audio, Inc.

        Liquid Audio, Inc. was incorporated in California in January 1996 and reincorporated in Delaware in April 1999. In July 1999, Liquid Audio completed its initial public offering of common stock. Liquid Audio's principal executive offices are located at 800 Chesapeake Drive, Redwood City, California 94063, and Liquid Audio's telephone number is (650) 549-2000.

        Liquid Audio deploys a leading open digital distribution platform that enables the delivery of digital entertainment media over the Internet. Today, Liquid Audio's software products and services give content owners—artists and record companies—the ability to digitize and package, and syndicate and sell securely their recorded music through a network of websites that includes traditional retailers, Internet portals and retailers, and consumer electronics OEM's. These channel partners merchandise and retail the largest catalog of secure digital music using a variety of Liquid Audio technology. Utilizing these distribution products and services, these channel partners enable consumers to preview and purchase digital music either as an a la carte download or as part of a subscription service. Consumers who download music using Liquid Audio's Liquid Player then use this software to transfer downloaded music to recordable compact discs and to digital audio devices manufactured by consumer electronics companies. Liquid Audio's retail solutions, based on an open technical architecture that is designed to support multiple leading digital music formats, including Liquid Audio, MP3 and Microsoft Windows Media, have been used by channel partners such as Amazon, Best Buy, CDNow, Musicland, and Sony Music Club. Major record companies and recording artists have used Liquid Audio's distribution system to promote and sell their music, including Atlantic Records, BMG Entertainment, EMI Music Group, Sup Pop Records, Universal Music Group, Warner Music Group and Zomba Records Group, and artists such as Backstreet Boys, Enya, Mick Jagger, Jewel, matchbox twenty and 'N SYNC.

  April Acquisition Corp.

        April Acquisition Corp. is a wholly-owned subsidiary of Liquid Audio that was recently incorporated in Delaware solely for the purpose of the merger. It does not conduct any business and has no material assets. Its principal executive offices have the same address and telephone number as Liquid Audio.

  Alliance Entertainment Corp.

        Alliance Entertainment Corp. was originally incorporated in Delaware in November 1991. Alliance's principal executive offices are located 4250 Coral Ridge Drive, Coral Springs, Florida 33065, and Alliance's telephone number is (954) 255-4000.

        Alliance is one of the largest logistics and supply chain management companies for the home entertainment market in the United States. Alliance manages a comprehensive and diverse product offering comprised of over 335,000 stock keeping units, including: CD's, cassettes, videos, DVD's, video games and related accessories and general merchandise items. Through its core competencies of merchandising, technology, information management, supply chain management and customer care services, Alliance has developed service offerings, such as: (i) value-added distribution and fulfillment services for both specialty and alternative retailers, (ii) e-commerce solutions, including consumer direct fulfillment and turnkey application services for creating and hosting fully integrated, merchant-branded websites and transaction processing capabilities, (iii) physical and virtual vendor managed inventory solutions and (iv) third-party logistics services and inventory management solutions. Alliance utilizes advanced technology and its industry and marketplace expertise to deliver innovative and value-added services to manufacturers and customers and to provide it with additional revenue generating opportunities and increased profitability. Alliance's customers include national chain, specialty and independent retailers, alternative retailers, and e-commerce retailers. Alliance has more than 5,000 brick-and-mortar customers operating more than 25,000 store fronts. These customers include Barnes & Noble, Trans World Entertainment, Musicland, Circuit City, BJ's Wholesale, Toys 'R' Us, CVS and thousands of independent retailers. E-commerce customers include: barnesandnoble.com, CDNow.com, Amazon.com, CircuitCity.com, BestBuy.com, QVC.com, Costco.com and Univision.com.

Merger Integration Overview

        Upon completion of the merger, Eric Weisman, Alliance's President and Chief Executive Officer, will assume the same title and duties for the combined organization. In addition, the combined organization's board will be increased to nine members, six of whom will be designated by Alliance and three of whom will be designated by Liquid Audio.

        The combined organization will evaluate the evolving digital media needs of its trading partners and will incorporate Liquid Audio's digital media technology and capabilities into Alliance's portfolio of business solutions. Alliance's existing physical entertainment distribution business will serve as a platform for continued revenue and cash flow growth.

        The combined organization expects to integrate the existing Liquid Audio technology into Alliance's portfolio of business solutions in a manner consistent with maintaining Alliance's stand-alone revenue and cash flow growth trajectory. The combined organization expects to immediately and significantly reduce its cost structure and continue to rationalize such cost structure over time.

  Combined Organization's Strengths

  Consistent Growth and Strong Cash Flow

        Alliance has historically experienced consistent growth and strong cash flows. Alliance generated net revenues of $375.3 million, $464.8 million and $588.6 million for the fiscal years ended December 31, 1999, 2000 and 2001, respectively, representing a compounded annual growth rate of 25.2%. Alliance generated EBITDA of $12.8 million, $14.0 million and $18.7 million for the fiscal years ended December 31, 1999, 2000 and 2001, respectively, representing a compounded annual growth rate of 21.1%. Revenues and EBITDA in the first quarter of 2002 were up 49% and 208%, respectively, over the same period in the prior year.

  Leading Market Position

        In physical fulfillment, Alliance commands a leading share for national retail chains, independent retailers, consumer direct fulfillment services and plug-in e-commerce engines for retail. In digital fulfillment, Liquid Audio commands a leading market share for secure music files and on-line retail integration. Liquid Audio believes that the combined organization would deliver the industry's only end-to-end distribution infrastructure that can transport all types of media in both physical and digital formats. By combining both of these commerce solutions, the combined organization expects to expand its customer base and revenue opportunity as the digital and physical delivery needs of its customers converge.

  Strong Trading Relationships

        Both companies serve essentially the same entertainment media constituency groups—content owners and retailers. Alliance provides an array of commerce and fulfillment solutions to traditional retailers including: Barnes & Noble, Trans World Entertaiment, Wherehouse Entertainment, Circuit City, Toys 'R' Us, and CVS as well as emerging retail channels including barnesandnoble.com, CDNow.com, Amazon.com, and CircuitCity.com. Currently, more than 1,800 record labels and 17,000 artists use Liquid Audio's distribution solutions to deliver digital music.

  Value-Added Services and Growth

        Additional services and growth opportunities include: business to business logistics and supply chain management services, consumer direct fulfillment services, third party logistic services and vendor managed inventory services. The combined organization will provide trading partners the ability to outsource any part of their physical or digital entertainment distribution process.

Proposal

        At the annual stockholder meeting, stockholders will consider and vote upon the election of two (2) Class III directors to hold office for three (3) years, the ratification of PricewaterhouseCoopers LLP as the combined organization's independent accountants for the fiscal year ending December 31, 2002, and the transaction of such other business as may properly come before the meeting or any adjournment thereof. Additionally, the stockholders of Liquid Audio will be asked to consider and vote upon a proposal to approve the issuance of Liquid Audio stock in the merger of April Acquisition Corp., a wholly-owned subsidiary of Liquid Audio, with and into Alliance Entertainment Corp. pursuant to an Amended and Restated Agreement and Plan of Merger dated as of July 14, 2002, by and among Liquid Audio, April Acquisition Corp. and Alliance.

The Merger and the Tender Offer (See pages 38 and 60)

  Completion and Effectiveness of the Merger

        At the completion of the merger, April Acquisition Corp. will be merged with and into Alliance, and Alliance will continue as the surviving corporation of the merger and a wholly-owned subsidiary of Liquid Audio. Upon completion of the merger, each outstanding share of Alliance common stock will be converted into the right to receive a number of shares of Liquid Audio stock which will result in the former stockholders of Alliance holding 74% of the outstanding voting power of the combined organization after the merger, without giving effect to any then outstanding options or warrants.

        Liquid Audio and Alliance expect to complete the merger when all of the conditions to completion of the merger contained in the merger agreement have been satisfied or waived. Please see "Certain Terms of the Merger Agreement—Conditions to the Completion of the Merger." The merger will become effective upon the filing of a certificate of merger with the Delaware Secretary of State under applicable Delaware law. Liquid Audio and Alliance are working toward satisfying the conditions to the merger, and hope to complete the merger as soon as practicable following the stockholders meeting.

  Tender Offer

        In connection with the merger, Liquid Audio will make an offer to purchase 10,000,000 shares of its common stock at a purchase price of $3.00 per share. If more than 10 million shares of Liquid Audio common stock are tendered, Liquid Audio will purchase 10 million shares of its common stock on a pro rata basis from those stockholders tendering shares. The tender offer will expire on the day of Liquid Audio's stockholder meeting. Consummation of the tender offer is conditioned upon, among other things, approval of the issuance of shares of Liquid Audio's stock in the merger by Liquid Audio stockholders at the annual stockholder meeting.

  Liquid Audio's Reasons for the Transaction (See page 44)

        In determining that the merger, the tender offer and the issuance of Liquid Audio stock in the merger were in the best interests of Liquid Audio stockholders, the Liquid Audio board of directors considered a number of potential benefits of the transaction, including the following:

  •
  opportunities for Liquid Audio stockholders to elect to receive certain cash consideration for their shares of Liquid Audio common stock by participating in the tender offer, to continue to own shares in the combined organization to enjoy potential growth of the combined organization and to obtain greater liquidity in their shares of Liquid Audio stock;

  •
  potential synergies and cost reductions that could result from the combination of Liquid Audio and Alliance;

  •
  competitive advantages and additional business opportunities that may inure to Liquid Audio as a result of the combination of the complementary businesses of Liquid Audio and Alliance; and

  •
  opportunities for future growth and potential greater access by the combined organization to additional capital.

  Risks Associated with Liquid Audio, Alliance and the Merger (See page 23)

        The merger (including the possibility that the merger may not be completed) poses a number of risks to Liquid Audio and its stockholders. In addition, both Liquid Audio and Alliance are subject to various risks associated with their businesses and their industry. These risks are discussed in greater detail under the caption "Risk Factors" beginning on page 23. Liquid Audio encourages you to read and consider all of these risks carefully.

        Recommendation of the Liquid Audio Board of Directors and Opinion of Financial Advisor (See pages 47 and 48)

        After careful consideration, the Liquid Audio board of directors has unanimously approved the merger agreement, the tender offer, the merger and the issuance of Liquid Audio stock in the merger and has determined that the merger agreement, the tender offer, the merger and the issuance of Liquid Audio stock in the merger are fair to, and in the best interests of, the stockholders of Liquid Audio. Therefore, the Liquid Audio board of directors unanimously recommends that Liquid Audio stockholders vote FOR approval of the issuance of Liquid Audio stock in the merger.

        In deciding to approve the merger and the tender offer, the Liquid Audio board of directors considered the opinion of its financial advisor, Broadview International LLC, that, as of the date of its opinion, and subject to and based on the considerations reflected in its opinion, the aggregate consideration to be received and retained by the stockholders of Liquid Audio pursuant to the tender offer and the merger is fair to the stockholders of Liquid Audio from a financial point of view. The full text of the opinion is attached as Annex B to this proxy statement/prospectus. Liquid Audio urges its stockholders to read the opinion of Broadview in its entirety.

  Interests of Directors and Executive Officers (See page 56)

        In considering the recommendation of the Liquid Audio board of directors with respect to the merger and the issuance of Liquid Audio stock in the merger, Liquid Audio stockholders should be aware, however, that certain directors and executive officers of Liquid Audio may have interests in the merger that are different from, or are in addition to, the interests of Liquid Audio stockholders. These interests include the potential for positions as directors or officers of Liquid Audio after the merger and the acceleration of vesting of options as a result of the merger. Certain executive officers of Liquid Audio have entered into employment agreements that will be effective upon consummation of the merger. Please see "The Merger—Interests of Liquid Audio Directors and Executive Officers" beginning on page 49 of this proxy statement/prospectus.

        Restrictions on Solicitation of Alternative Transactions by Liquid Audio (See page 68)

        Under the terms of the merger agreement, Liquid Audio may not solicit, initiate or, subject to limited exceptions, engage in discussions or negotiations with, or provide material inside information to, any third party regarding some types of extraordinary transactions involving another party, including a merger, business combination or sale of a material amount of assets or capital stock.

        Termination of the Merger Agreement and Payment of Certain Termination Fees (See page 73)

        Liquid Audio and Alliance may terminate the merger agreement by mutual agreement and under certain other circumstances. Under specified circumstances, a termination fee will be payable by Liquid Audio to Alliance if the merger agreement is terminated. The amount of the termination fee will depend on the circumstances giving rise to the termination and may be up to $3 million.

  Federal Tax Consequences of the Merger (See page 84)

        The merger is intended to constitute a tax-free reorganization for federal income tax purposes. Completion of the merger is conditioned upon the receipt of legal opinions from Liquid Audio's and Alliance's respective tax counsel that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

  Accounting Treatment of the Merger

        Liquid Audio intends to account for the merger as a reverse acquisition using the purchase method of accounting under generally accepted accounting principles and the rules and regulations of the SEC. For accounting purposes, Alliance will be acquiring Liquid Audio.

  Appraisal Rights

        Stockholders of Liquid Audio are not entitled to appraisal rights under Delaware law.

Election of Directors

  The Election of Two Class III Directors

        At the Liquid Audio stockholder meeting, stockholders will consider and vote upon the election of two (2) Class III directors to hold office for three (3) years. The Board has nominated Gerald W. Kearby and Raymond A. Doig to serve as Class III directors. However, a group of investors, led by musicmaker.com, Inc., has commenced a proxy solicitation to take control of your board of directors by nominating their own two (2) Class III directors, proposing to increase the size of the Liquid Audio board of directors from five (5) to nine (9), authorizing only stockholders to fill board of directors vacancies and newly created directorships and electing, contingent on their other proposals being approved, four (4) additional nominees to serve as directors.

        Liquid Audio's Reasons for Electing the Nominees for Director of the Liquid Audio Board of Directors (See page 167)

        In unanimously concluding that the nominees for director nominated by the Liquid Audio board of directors were in the best interests of Liquid Audio stockholders, the Liquid Audio board of directors determined that:

  •
  the collective experience of the nominees nominated by the Liquid Audio board of directors in the entertainment and technology industries makes them best suited to realize the strategic and financial worth of Liquid Audio's assets in order to maximize long-term stockholder value; and

  •
  the leadership of the nominees nominated by the Liquid Audio board of directors makes them the best candidates to carry on the plan to effectively reduce operating expenses and enhance stockholder value, as implemented by the current Liquid Audio board of directors, of which the nominees for director are a part.

        Recommendation of the Liquid Audio Board of Directors

        In addition, after careful consideration, the Liquid Audio board of directors strongly recommends that you support the nominees for director nominated by the Liquid Audio board of directors and reject any and all proposals made by the group of investors led by musicmaker.com, Inc. The Liquid Audio board of directors strongly urges you not to return any white proxy card sent to you by the musicmaker group.

General

  Voting Power

        As of the record date, [                        ] shares of Liquid Audio common stock were outstanding. Each record holder of shares of Liquid Audio common stock will be entitled to one vote at the stockholder meeting for each share of Liquid Audio common stock held on the record date.

  Annual Stockholder Meeting and Record Date (See page 35)

        The annual stockholder meeting of Liquid Audio stockholders will be held on September 26, 2002, at 10:00 a.m., local time, at the Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California 94065.

        August 12, 2002 has been fixed as the record date for determination of Liquid Audio stockholders entitled to notice of, and to vote at, the annual stockholder meeting of Liquid Audio stockholders and any adjournment or postponement thereof. As of the close of business on the record date for the annual stockholder meeting of Liquid Audio stockholders, there were [                        ] shares of Liquid Audio stock outstanding and entitled to vote, held by approximately [                        ] holders of record.

COMPARATIVE PER SHARE DATA

        The information below presents certain unaudited historical per share data of Liquid Audio, equivalent per share data of Alliance and pro forma per share data of Liquid Audio and Alliance after giving effect to the merger using the purchase method of accounting and the purchase of 10,000,000 shares of Liquid Audio common stock upon consummation of the Liquid Audio tender offer. The information below assumes the issuance of approximately 36,287,397 shares of Liquid Audio stock (based on an assumed market price of $2.40 per share of Liquid Audio common stock) for all shares of Alliance capital stock outstanding at the effective time of the merger. The actual number of shares of Liquid Audio to be exchanged for all of the outstanding Alliance capital stock will be determined at the effective time of the merger as set forth in the section "The Merger Agreement." The pro forma data is not indicative of the results of future operations or results that would have occurred had the merger been completed at the beginning of the periods presented.

        The following tables should be read in conjunction with the unaudited pro forma combined financial statements of Liquid Audio, the historical consolidated financial statements and the related notes of Liquid Audio, and the historical consolidated financial statements and the related notes of Alliance, each of which are included elsewhere in this proxy statement/prospectus.

Per Share Data
(in thousands, except per share data)
Liquid Audio Per Share Data

	Year Ended December 31, 2001	Three Months Ended March 31, 2002
Historical Per Common Share Data:
Income (loss) per share from continuing operations	$(1.64)	$(0.22)
Book value per share (1)	4.04	3.83

Alliance Per Share Data

	Year Ended December 31, 2001	Three Months Ended March 31, 2002
Historical Per Common Share Data:
Income (loss) per share from continuing operations	$(.12)	$(.04)
Book value per share (1)	(.50)	(.56)

Pro Forma Per Share Data

	Year Ended December 31, 2001	Three Months Ended March 31, 2002
Pro forma loss from continuing operations per share:
Per combined share—basic and diluted	$(0.65)	$(0.12)
Equivalent per Liquid Audio share—basic and diluted (2)	(0.65)	(0.12)
March 31, 2002
Pro forma book value per share:
Per combined share—basic (3)	$1.81
Equivalent per Liquid Audio share—basic (2)	1.81

(1)
The historical book value per share is calculated by dividing stockholders' equity by the number of common shares outstanding at the end of each period presented.

(2)
The number of shares of Liquid Audio stock owned by its stockholders prior to the merger will remain unchanged in the merger. Accordingly the Liquid Audio book value and loss per share in the combined organization is equivalent to the combined per share amount stated above.

(3)
The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of the period.

MARKET PRICE AND DIVIDEND INFORMATION

Liquid Audio Common Stock

        Liquid Audio common stock has been traded on The Nasdaq National Market under the symbol "LQID" since July 1999. The following table sets forth, for the periods indicated, the high and low sales price per share of Liquid Audio common stock as reported by The Nasdaq National Market:

	High	Low
Fiscal year ending December 31, 2002
Third Quarter (through July 02, 2002)	$2.41	$2.40
Second Quarter	$2.60	$2.27
First Quarter	$2.47	$2.23
Fiscal year ending December 31, 2001
Fourth Quarter	$2.72	$2.10
Third Quarter	$2.95	$2.03
Second Quarter	$2.95	$1.81
First Quarter	$3.88	$2.00
Fiscal year ended December 31, 2000
Fourth Quarter	$6.00	$2.16
Third Quarter	$14.50	$4.25
Second Quarter	$19.00	$6.69
First Quarter	$34.06	$13.25

Alliance Capital Stock

        There is no established trading market for Alliance capital stock.

Recent Share Prices of Liquid Audio

        The following table sets forth the per share closing price of Liquid Audio common stock on The Nasdaq National Market on June 12, 2002, the last completed trading day prior to the signing and announcement of the Agreement and Plan of Merger, and July 12, 2002, the last completed trading day prior to the signing and announcement of the Amended and Restated Agreement and Plan Merger, and on July     , 2002 the last trading day prior to the mailing of this proxy statement/prospectus. Also set forth is the implied equivalent value of one share of Alliance common stock on each such date assuming an exchange ratio of 0.251536 shares of Liquid Audio common stock for each share of Alliance common stock and the conversion of all Alliance preferred stock into Alliance common stock. The exchange ratio will change depending on the number of outstanding shares of Alliance and Liquid Audio as of the effective time so as to result in Alliance stockholders owning 74% of the voting power and Liquid Audio stockholders owning 26% of the voting power after the merger.

	Liquid Audio stock		Approximate Alliance Equivalent
June 12, 2002		$2.56		$0.64
July 12, 2002		$2.40		$0.60
, 2002	$		$

        The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to investors in determining whether to approve the issuance of Liquid Audio stock or any other matters requiring approval by Liquid Audio stockholders.

Stockholders

        As of June 30, 2002, Liquid Audio estimates that there were approximately 127 holders of record of Liquid Audio common stock.

Dividends

        To date, neither Liquid Audio nor Alliance has ever declared or paid cash dividends on its capital stock.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This proxy statement/prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included in this proxy statement/prospectus or made by management of Liquid Audio or Alliance other than statements of historical fact regarding Liquid Audio or Alliance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements may include statements regarding the period following completion of the merger and the tender offer.

        This proxy statement/prospectus contains forward-looking statements based on current projections about operations, industry, financial condition and liquidity. Words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger or the business of the combined organization identify forward-looking statements. The discussion of the Liquid Audio board of directors' reasons for the merger and the description of the opinion of Liquid Audio's financial advisor contain many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking statements may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

        All forward-looking statements reflect present expectations of future events by Liquid Audio and Alliance's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to the businesses of Liquid Audio and Alliance, the uncertainty concerning the completion of the merger and the matters discussed under "Risk Factors," among others, could cause actual results to differ materially from those described in the forward-looking statements. These factors include: relative valuations of Liquid Audio and Alliance, the market's difficulty in valuing the combined business, the possible failure to realize the anticipated benefits of the merger and conflicts of interest of directors recommending the merger. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this proxy statement/prospectus. Neither Liquid Audio nor Alliance is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

        Certain statements contained or incorporated in this document are forward-looking statements concerning the operations, economic performance and financial condition of Liquid Audio and Alliance. Forward-looking statements are included, for example, in the discussions about:

  •
  the market for music and video sales

  •
  our strategy

  •
  future technology

  •
  growth of Internet music and video sales

  •
  change in music and video distribution industry

  •
  change of credit terms by Alliance's suppliers

        Those forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in those statements. Liquid Audio and Alliance disclaim any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. Factors that could cause differences include, but are not limited to, those discussed under "Risk Factors" and "Liquid Audio Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Alliance Management's Discussion and Analysis of Financial Condition and Results of Operations."

        All subsequent forward-looking statements attributable to Liquid Audio or Alliance or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

LIQUID AUDIO SELECTED HISTORICAL
CONSOLIDATED FINANCIAL INFORMATION

        The following selected historical financial information should be read in conjunction with Liquid Audio's consolidated financial statements and the related notes thereto and the section entitled "Liquid Audio Management's Discussion and Analysis of Financial Condition and Results of Operations" in this proxy statement/prospectus. The information as of December 31, 1997, 1998 and 1999, has been derived from Liquid Audio's audited financial statements, which are not included herein. The information as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001, has been derived from Liquid Audio's audited financial statements provided elsewhere in this proxy statement/prospectus. The information as of March 31, 2001 and 2002 and for the three months then ended has been derived from Liquid Audio's unaudited financial statements provided elsewhere in this proxy statement/prospectus, and, in the opinion of the management of Liquid Audio, reflects all adjustments necessary for a fair statement of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues:
License	$246	$1,235	$1,537	$1,284	$682	$290	$36
Services	10	268	733	2,977	1,173	425	99
Business development (related party)	—	1,300	2,137	7,307	2,873	946	—

Total net revenues	256	2,803	4,407	11,568	4,728	1,661	135

Cost of net revenues:
License	302	235	290	491	159	97
Services	91	242	1,122	2,722	1,503	711	128
Business development (related party)	—	2	79	75	—	—	—
Non-cash cost of revenues	15	36	25	28	349	83	33

Total cost of net revenues	408	590	1,461	3,115	2,343	953	258

Gross profit (loss)	(152)	2,213	2,946	8,453	2,385	708	(123)

Operating expenses:
Research and development	1,880	4,109	11,706	22,917	16,957	5,230	3,023
Non-cash research and development	127	210	371	80	—	9	5
Sales and marketing	2,820	4,035	10,217	17,114	11,404	4,656	1,158
Non-cash sales and marketing	304	741	783	314	(43)	9	11
General and administrative	898	1,642	2,770	7,131	9,077	3,194	1,106
Non-cash general and administrative	88	254	190	13	(14)	5	—
Strategic marketing—equity instruments	—	—	3,130	1,935	607	312	—
Restructuring	—	—	—	—	4,497	—	—

Total operating expenses	6,117	10,991	29,167	49,504	42,485	13,415	5,303

Loss from operations	(6,269)	(8,778)	(26,221)	(41,051)	(40,100)	(12,707)	(5,426)
Interest income	—	379	2,271	8,809	4,321	1,653	385
Interest expense	—	(140)	(193)	(144)	(111)	(22)	(9)
Other income (expense), net	53	—	(63)	(429)	(40)	28	157
Loss in equity investment	—	—	—	(870)	(1,254)	(219)	—

Net loss	$(6,216)	$(8,539)	$(24,206)	$(33,685)	$(37,184)	$(11,267)	$(4,893)

Basic and diluted net loss per share	$(4.95)	$(3.60)	$(2.28)	$(1.52)	$(1.64)	$(0.50)	$(0.22)
Weighted average shares used in per share calculation	1,256	2,371	10,616	22,133	22,614	22,528	22,709

	As of December 31,					As of March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,387	$14,143	$138,692	$96,398	$91,594	$114,307	$86,358
Short term investments	—	3,001	19,157	27,378	—	495	—
Working capital	858	15,060	152,030	119,089	87,233	108,430	83,007
Total assets	3,275	19,913	166,109	138,210	97,415	127,447	91,431
Long term debt, less current portion	218	969	1,321	564	—	409	—
Mandatorily redeemable convertible preferred stock	8,247	29,801	—	—	—	—	—
Total stockholders' equity (deficit)	(6,879)	(14,133)	157,745	128,674	91,825	117,441	86,990

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands)
Other Financial Data
EBITDA (1)	$(5,614)	$(7,086)	$(23,772)	$(38,505)	$(37,597)	$(11,752)	$(4,607)
Adjusted EBITDA (2)	(5,614)	(7,086)	(23,772)	(38,505)	(33,100)	(11,752)	(4,607)

(1)
EBITDA is defined as net income plus interest, taxes and depreciation and amortization.

(2)
Adjusted EBITDA is defined as EBITDA plus restructuring expense.

LIQUID AUDIO SUPPLEMENTAL FINANCIAL INFORMATION

        The following supplemental financial information should be read in conjunction with Liquid Audio's consolidated financial statements and the related notes thereto and the section entitled "Liquid Audio Management's Discussion and Analysis of Financial Condition and the Results of Operations" in this proxy statement/prospectus. The information regarding the quarters within the fiscal years ended December 31, 2001 and 2000 and the quarter ended March 31, 2002, respectively, has been derived from Liquid Audio's unaudited financial statements, which are not included herein, and, in the opinion of the management of Liquid Audio, reflects all adjustments necessary for a fair statement of the financial condition at such dates and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

Fiscal Year Ending December 31, 2000

	Three Months Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Net revenues	$2,995	$3,454	$3,355	$1,764
Gross profit	2,453	2,463	2,562	975
Net loss	(6,524)	(7,718)	(8,892)	(10,551)
Basic and diluted net loss per share	(0.30)	(0.35)	(0.40)	(0.47)
Weighted average shares used in per share calculation	21,918	22,013	22,304	22,429

Fiscal Year Ending December 31, 2001

	Three Months Ended
	March 31	June 30	September 30	December 31
Net revenues	$1,661	$1,024	$1,275	$768
Gross profit	708	434	926	317
Net loss	(11,267)	(14,034)	(6,060)	(5,823)
Basic and diluted net loss per share	(0.50)	(0.62)	(0.27)	(0.26)
Weighted average shares used in per share calculation	22,528	22,593	22,640	22,689

Fiscal Quarter Ending March 31, 2002

Three Months Ended March 31
Net revenues	$135
Gross loss	(123)
Net loss	(4,893)
Basic and diluted net loss per share	(0.22)
Weighted average shares used in per share calculation	22,709

ALLIANCE SELECTED HISTORICAL FINANCIAL INFORMATION

        The following selected financial data of Alliance should be read in conjunction with Alliance's financial statements and the related notes thereto and the section entitled "Alliance Management's Discussion and Analysis of Financial Condition and Results of Operations" in this proxy statement/prospectus. Prior to August 1, 1998 Alliance and fourteen of its wholly-owned subsidiaries ("Predecessor") operated under the name Alliance Entertainment Corp. until the filing of a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. Upon emergence from bankruptcy in August 1998, Alliance adopted fresh start reporting pursuant to the provisions of SOP 90-7 ("Successor"). In addition, the accumulated deficit through that date has been eliminated and the debt and capital structure has been recast in accordance with the plan of reorganization.

        The Balance Sheet data as of December 31, 1997, 1998 and 1999 and Consolidated Statement of Operations data for the year ended December 31, 1997 and the five months ended December 31, 1998 has been derived from Alliance's audited financial statements, which are not included herein. The Consolidated Statement of Operations data for the seven months ended July 31, 1998 has been derived from Alliance's unaudited financial statements and is not included herein. The Balance Sheet data as of December 31, 2000 and 2001 and Consolidated Statement of Operation data for the year ended December 31, 1999, 2000 and 2001 has been derived from Alliance's audited financial statements, which are provided elsewhere in this proxy statement/prospectus.

        The Balance Sheet data as of March 31, 2002 and 2001 and Consolidated Statement of Operations data for the three months ended March 31, 2002 and 2001 is included elsewhere in this proxy statement/prospectus and, in the opinion of the management of Alliance, reflects all adjustments necessary for a fair presentation of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

	(PREDECESSOR)(1)		(SUCCESSOR)
		Period from January 1, 1998 to July 31, 1998	Period from August 1, 1998 to December 31, 1998				Three Months Ended March 31,
	Fiscal Year Ended December 31, 1997			Fiscal Year Ended December 31,
				1999	2000	2001	2001	2002
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$411,097	$181,678	$138,687	$375,345	$464,751	$588,604	$113,263	$169,124
Cost of goods sold	385,677	160,456	119,409	320,258	401,933	512,264	99,420	150,200

Gross profit	25,420	21,222	19,278	55,087	62,818	76,340	13,843	18,924
Operating expenses:
Sales, general and administrative expense	112,569	35,728	16,036	45,605	55,968	64,294	15,305	19,198
Amortization of intangible assets	29,522	4,732	1,196	2,872	2,616	2,622	654	—
Asset impairment charge	109,194	20,002	—	—	—	—	—	—
Cost of unrealized acquisitions	—	—	—	1,016	—	600	—	—
Total operating expenses	251,285	60,462	17,232	49,493	58,584	67,516	15,959	19,198
(Loss) income from operations	(225,865)	(39,240)	2,046	5,594	4,234	8,824	(2,116)	(274)
Reorganization items	(14,476)	372,903	—	—	—	—	—	—
Other expense	(1,970)	(206)	(110)	(5)	—	(600)	—	—
Interest, net	(29,121)	(11,935)	(1,443)	(4,940)	(7,022)	(4,978)	(1,503)	(736)

(1)
As a result of Alliance's reorganization in 1998, Alliance adopted fresh start accounting in accordance with SOP 90-7. Thus, the successor entity reflects a new reporting entity, which is not comparable to the predecessor. Included in the predecessor's results in 1998 is a benefit of $380 million related to the discharge of indebtedness.

ALLIANCE SELECTED HISTORICAL FINANCIAL INFORMATION (Continued)

	(PREDECESSOR)		(SUCCESSOR)
		Period from January 1, 1998 to July 31, 1998	Period from August 1, 1998 to December 31, 1998	Fiscal Year Ended December 31,			Three Months Ended March 31,
	Fiscal Year Ended December 31, 1997
				1999	2000	2001	2001	2002
	(in thousands, except per share data)
Loss (income) before provision for taxes	(271,432)	321,522	493	649	(2,788)	3,246	(3,619)	(1,010)
(Benefit from) provision for income taxes	11,025	—	645	1,188	—	2,113	(2,352)	(455)

Net (loss) income	$(282,457)	$321,522	$(152)	$(539)	$(2,788)	$1,133	$(1,267)	$(555)

(Loss) earnings per share data:
Net (loss) income	$(282,457)	$321,522	$(152)	$(539)	$(2,788)	$1,133	$(1,267)	$(555)
Less: preferred stock dividend	(3,723)	—	—	(1,843)	(7,457)	(9,476)	(1,993)	(2,601)

Loss/Earnings applicable to common stockholders	(286,180)	321,522	(152)	(2,382)	(10,245)	(8,343)	(3,260)	(3,156)

Basic EPS—weighted average shares	44,940	44,940	12,915	32,778	70,125	71,739	71,739	71,739
Diluted effect: stock options & warrants	—	—	—	—	—	—	—	—

Diluted EPS—weighted average shares	44,940	44,940	12,915	32,778	70,125	71,739	71,739	71,739

Basic (loss) earnings per share	$(6.37)	$7.15	$0.01	$(0.07)	$(0.15)	$(0.12)	$(0.05)	$(0.04)
Diluted (loss) earnings per share	$(6.37)	$7.15	$0.01	$(0.07)	$(0.15)	$(0.12)	$(0.05)	$(0.04)

	As of December 31,
			As of March 31, 2002 (unaudited)
	2000	2001
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,890	$2,845	$5,568
Working capital	1,660	(4,251)	(6,898)
Total assets	255,529	298,691	280,551
Long-term debt	5,532	4,521	4,633
Redeemable preferred stock	70,267	91,547	94,148
Stockholders' deficit	(17,001)	(36,029)	(40,095)

					Three Months Ended March 31,
	Period from August 1, 1998 to December 31, 1998	Fiscal Year Ended December 31,
		1999	2000	2001	2001	2002
	(in thousands)
Other Financial Data
EBITDA (1)	$4,883	$12,774	$14,010	$18,727	$481	$1,480
Adjusted EBITDA (2)	$4,993	$13,795	$14,010	$19,927	$481	$1,480

(1)
EBITDA is defined as net income plus interest, taxes, depreciation and amortization.

(2)
Adjusted EBITDA is defined as net income plus interest, taxes, depreciation, amortization, other expenses and non-recurring expenses.

ALLIANCE SUPPLEMENTAL FINANCIAL INFORMATION

        The following supplemental financial information should be read in conjunction with the consolidated financial statements of the Distribution and Fulfillment Services Group of Alliance Entertainment Corp. and the related notes thereto and the section entitled "Alliance Management's Discussion and Analysis of Financial Condition and the Results of Operations" in this proxy statement/prospectus. The information regarding the quarters within the fiscal years ended December 31, 2000 and 2001 and the quarter ended March 31, 2002 have been derived from Alliance's unaudited financial statements and, in the opinion of the management of Alliance, reflects all adjustments necessary for a fair statement of the financial results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

Fiscal Year Ending December 31, 2000 (unaudited)

	Three Months Ended
	March 31	June 30	September 30	December 31
	(in thousands except per share data)
Net sales	$107,845	$99,686	$101,574	$155,646
Gross profit	13,350	13,552	14,001	21,915
Operating (loss) income.	(2,013)	(256)	(457)	6,960
Net (loss) income	(3,470)	(2,228)	(2,183)	5,093
Basic and diluted net (loss) income per share	$(0.08)	$(0.06)	$(0.06)	$0.05

Fiscal Year Ending December 31, 2001 (unaudited)

	Three Months Ended
	March 31	June 30	September 30	December 31
	(in thousands except per share data)
Net sales	$113,263	$118,662	$124,324	$232,355
Gross profit	13,843	15,402	16,644	30,451
Operating (loss) income.	(2,116)	779	1,019	9,142
Net (loss) income	(1,267)	(410)	(292)	3,102
Basic and diluted net (loss) income per share	$(0.05)	$(0.04)	$(0.04)	$0.01

Fiscal Quarter Ending March 31, 2002 (unaudited)

Three Months Ended March 31
Net sales	$169,124
Gross profit	18,924
Operating loss	(274)
Net loss	(555)
Basic and diluted net loss per share	(0.04)

RISK FACTORS

        By voting in favor of the issuance of stock to Alliance stockholders in the merger, Liquid Audio stockholders will be choosing to become equityholders in the surviving organization to the extent their shares are not purchased in the tender offer, which could expose the stockholders to a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the issuance of stock to Alliance stockholders in the merger. If any of the following risks actually occur, the business and prospects of Alliance, Liquid Audio or the surviving organization may be seriously harmed. In such case, the trading price of Liquid Audio stock would decline, and you may lose all or part of your investment.

Risks Related to the Merger and the Combined Organization

The tender offer and the merger will require substantial expenditures.

        Liquid Audio and Alliance estimate that they will incur aggregate pre-tax costs of approximately $6.6 million associated with the merger, as well as severance costs relating to employees of Liquid Audio of approximately $                        , including approximately $                        to certain executive officers, in addition to the $30 million that will be paid upon completion of the tender offer, assuming that 10 million shares of Liquid Audio common stock are tendered. In addition, the combined organization expects to incur certain costs in connection with the integration of the two companies. Such costs cannot now be reasonably estimated, because they depend on future decisions to be made by management of the combined organization, but they could be material. These costs and expenses will affect results of operations in the quarter in which the merger is completed. Even if the merger is not completed, Alliance and Liquid Audio will each incur their respective portions of these total costs and expenses, other than the cost of paying the consideration for shares of Liquid Audio common stock tendered in the tender offer. Additionally, if the merger is terminated, Liquid Audio will incur termination fees under certain conditions. See "Certain Terms of the Merger Agreement—Expenses and Termination Fees."

The lack of a public market for the Alliance capital stock makes it difficult to evaluate the fairness of the merger.

        The capital stock of Alliance is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Alliance's capital stock. Since the percentage of Liquid Audio equity to be received by Alliance stockholders was determined based on negotiations between the parties, it is possible that either the Liquid Audio or the Alliance stockholders will receive consideration in the merger that is below the fair market value of the common stock they currently hold.

The termination fee and other restrictions in the merger agreement may discourage other companies from trying to acquire Liquid Audio.

        Until the completion of the merger, with limited exceptions, Liquid Audio is prohibited from initiating or engaging in discussions with a third party regarding specified types of extraordinary transactions, such as a merger, business combination or sale of a material amount of assets or capital stock. In addition, Liquid Audio agreed to pay a termination fee to Alliance in specific circumstances. These provisions of the merger agreement could discourage other companies from trying to acquire Liquid Audio even though those other companies might be willing to offer greater value to Liquid Audio stockholders than Alliance has offered in the merger agreement.

Some of Liquid Audio's officers and directors have conflicts of interest that may influence their decision to support or approve the merger.

        Gerald W. Kearby, president, chief executive officer and director of Liquid Audio, and Robert G. Flynn, senior vice president of business development, secretary and director of Liquid Audio, have interests in the merger that are different from your interests. In connection with the execution of the original merger agreement in June 2002, Messrs. Kearby and Flynn each entered into employment agreements with Alliance. These agreements will become effective upon the consummation of the merger. Pursuant to these agreements, each of Mr. Kearby and Mr. Flynn will have a three (3) year term of employment. In addition, each of Mr. Kearby and Mr. Flynn will receive a retention payment of $750,000, in the aggregate, to be paid over a two (2) year period and a payment of $750,000, in the aggregate, to be paid over a three (3) year period as compensation for an agreement not to compete. Each of Mr. Kearby and Mr. Flynn may also be eligible for discretionary bonuses granted by the combined organization's board of directors or by its compensation committee. In addition, the compensation committee of Liquid Audio's board of directors has approved a plan that provides that in certain events, the greater of one year's scheduled vesting or 25% of all of the outstanding/unvested stock options held by each of its executive officers and certain members of the Liquid Audio board of directors will immediately vest. See "Management—Employment Contracts and Change-in-Control Arrangements Post-Merger."

        Other officers of Liquid Audio also may have conflicts of interest that may influence them to support or approve the merger. For the foregoing reasons, some of the officers and directors of Liquid Audio could be more likely to vote to approve the merger than if they did not have these interests. You should consider whether these interests may have influenced these officers and directors to vote in favor of the merger and related transactions and to recommend that Liquid Audio stockholders vote in favor of the merger and related transactions.

The combined organization's management and internal systems might be inadequate to handle its potential growth.

        To manage future growth and existing resources, management of the combined organization must continue to improve operational and financial systems and expand, train, retain and manage its employee base. The combined organization's management may not be able to manage the combined organization's growth effectively. If the combined organization's systems, procedures and controls are inadequate to support its operations, its expansion would be halted and it could lose opportunities to gain significant market share. Any inability to manage growth effectively may harm the combined organization's business.

The Nasdaq National Market may delist Liquid Audio's common stock following the merger.

        The Nasdaq staff may determine that the proposed merger would constitute a "reverse merger" under National Association of Securities Dealers Rule 4330(f). Following the announcement of the merger in June 2002, Liquid Audio received correspondence from the Nasdaq staff indicating that the staff believes that the merger may result in a change of control that would require Liquid Audio to submit an initial listing application following the consummation of the merger and, at the time of the application, meet all of the criteria applicable to a company initially requesting inclusion in The Nasdaq National Market. If the Nasdaq staff determines that a change of control has occurred, Liquid Audio will be required to satisfy the requirements, for initial inclusion on The Nasdaq National Market in order for Liquid Audio common stock to remain listed on The Nasdaq National Market. Currently, Liquid Audio would not satisfy these requirements, and it is uncertain as to whether such requirements will be satisfied following the consummation of the merger. If Liquid Audio does not meet these requirements upon completion of the merger, Liquid Audio anticipates that Liquid Audio common stock will be delisted from The Nasdaq National Market following the completion of the merger. If

Liquid Audio is delisted from The Nasdaq National Market System, it may be allowed to transfer its securities from The Nasdaq National Market to The Nasdaq SmallCap Market.

        Any of the foregoing may adversely impact Liquid Audio's stock price, as well as its liquidity and the ability of Liquid Audio's stockholders to purchase and sell Liquid Audio's shares in an orderly manner, or at all. Furthermore, a delisting of Liquid Audio's shares could damage Liquid Audio's general business reputation and impair its ability to raise additional funds. Any of the foregoing events could have a material adverse effect on Liquid Audio's business, financial condition and operating results.

Liquid Audio and Alliance may not be able to obtain the required regulatory approvals for completion of the merger and the tender offer.

        Liquid Audio and Alliance must obtain, as a condition to their obligation to complete the merger, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any other foreign consents that are material to the ongoing performance of the business. Liquid Audio and Alliance will make the initial filing and all further required filings with the Department of Justice or the Federal Trade Commission. There can be no assurance that these consents and approvals will be obtained, or that these consents and approvals will be obtained without material restrictions or conditions that would have a material adverse effect on Liquid Audio and Alliance on a combined basis. Even if regulatory approvals are obtained, any federal, state or foreign governmental agency or private person may challenge the merger at any time before or after its completion.

        In addition, Liquid Audio must request an exemption from the SEC from the requirements of Rule 102 of Regulation M in connection with the tender offer and the merger. If the SEC does not grant this exemption or Liquid Audio does not receive an opinion from its counsel that it may proceed with the tender offer, both Liquid Audio and Alliance are entitled to terminate the merger agreement and Liquid Audio will be obligated to pay a break-up fee of at least $1 million. There can be no assurance that the SEC will grant the exemption.

Liquid Audio stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

        If the combined organization is unable to realize the strategic and financial benefits currently anticipated from the merger, Liquid Audio stockholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. In connection with the merger, Liquid Audio will issue shares of its stock representing 74% of its voting power following the merger. In addition, the exercise of options assumed by Liquid Audio in the merger will further dilute the ownership interests of current Liquid Audio stockholders.

The combined organization may not realize the expected benefits from the merger and the market price of Liquid Audio stock may decline as a result of the merger.

        Liquid Audio and Alliance believe that the merger of Alliance and Liquid Audio will result in benefits to the combined organization that outweigh the costs and expenses related to the merger and increase stockholder value. Achieving these benefits, however, will depend on a number of factors, including:

  •
  effectively and efficiently integrating the operations, information systems and personnel of the two companies to achieve operating efficiencies;
  •
  beneficially exploiting the increased complexity and diversity of operations of the combined organization;
  •
  retaining key management, marketing, sales and technical personnel;

  •
  averting the potential diversion of management's attention from other business concerns to the combination of the companies;
  •
  retaining key customers;
  •
  increasing the combined organization's customer base and product sales;
  •
  keeping step with industry trends and technological advances;
  •
  adjusting to changing market conditions;
  •
  successfully pursuing anticipated revenue opportunities in emerging channels of distribution; and
  •
  effectively addressing unanticipated problems or legal liabilities.

        In addition, successful integration of the operations of Liquid Audio and Alliance may place a significant burden on the management and internal resources of the combined organization. The diversion of management's attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the future business, financial condition and operating results of the combined organization.

Liquid Audio has never been profitable and Alliance has recently incurred net losses. You cannot be sure that the combined organization will achieve profitability.

        In each of the years Liquid Audio has been in business it has experienced net losses. Liquid Audio's net losses were $24,206,000, $33,685,000 and $37,184,000, respectively for years ended December 31, 1999, 2000 and 2001. Alliance had net income for the year ended December 31, 2001 but experienced a net loss of $1,010,000 for the quarter ended March 31, 2002. It is expected that the Liquid Audio business will continue to incur net losses for the remainder of the 2002 fiscal year. There can be no assurance that the Liquid Audio business or the combined organization will achieve profitability. See "Liquid Audio Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Alliance Management's Discussion and Analysis of Financial Condition and Results of Operations."

The combined organization will be leveraged and limited in its ability to incur additional debt.

        Liquid Audio and Alliance currently anticipate that the available cash resources and available financing will be sufficient to meet the anticipated working capital and capital expenditure requirements of the combined organization for the foreseeable future. However, the combined organization may need to raise additional funds through public or private debt or equity financing in order to:

  •
  take advantage of opportunities, including acquisitions of complementary businesses or technologies;
  •
  develop new products or services;
  •
  respond to competitive pressures; and/or
  •
  finance the purchase of inventory in peak seasons.

        Alliance has a revolving, asset-based credit facility that is secured by substantially all of the assets of several of its key operating subsidiaries. Borrowings under this facility fluctuate due to the seasonality of Alliance's business. The range of outstanding borrowings for the twelve-month period ending March 31, 2002 varied from a low of $10.9 million to a high of $65.2 million with an average outstanding borrowing of $52.5 million. As of March 31, 2002, borrowings of approximately $34.2 million were outstanding under the credit facility. The credit facility will remain in place following the merger and will be used for general working capital purposes of the Distribution and Fulfillment Services Group. The credit facility expires in August of 2003. If Alliance is unable to renew the credit facility or secure other similar financing then there could be a material adverse effect on Alliance's business.

        As a result of this leverage:

  •
  the combined organization will incur significant interest expense and principal repayment obligations;

  •
  the combined organization's ability to obtain additional financing in the future may be limited; and

  •
  the combined organization's ability to compete through expansion, capital improvements and flexibility in response to changing industry conditions may be limited.

        The credit facility contains numerous restrictive covenants, including provisions that will limit the ability of Alliance to acquire or invest in other businesses and require Alliance to comply with certain financial covenants. If Alliance fails to comply with the terms of the credit facility or other agreements related to the credit facility, or fails to obtain waivers from such obligations, an event of default under the credit facility or related agreements could be triggered. An event of default could permit acceleration of indebtedness under the credit facility or related agreements that contain cross-acceleration or cross-default provisions.

If the combined organization is unable to attract, motivate and retain high quality management, its business may be harmed.

        The future success of the combined organization will depend to a significant extent on the continued service of certain key technical, sales and senior management personnel and their ability to execute the combined organization's growth strategy, some of whom do not have employment agreements. The loss of the services of any member of senior management, or other key employee, could harm the business of the combined organization. Future performance of the combined organization will also depend, in part, on the ability of the executive officers to work together effectively. The executive officers of the combined organization may not be successful in carrying out their duties or running the company. Any dissent among executive officers could impair the combined organization's ability to make strategic decisions quickly in a rapidly changing market.

        In addition, the combined organization's success depends in part upon its ability to attract, motivate and retain high quality management. While the combined organization's management brings experience and vision to the business, the growth of the combined organization will depend upon its success attracting additional high quality management. If the combined organization is unable to retain and motivate existing management or to attract additional high quality management, its results of operations may suffer.

The combined organization will have a significant stockholder whose interests may conflict with yours.

        Upon completion of the merger, the combined organization's largest stockholder will beneficially own more than 50% of the combined organization's outstanding voting power. As a result, this stockholder will be able to exercise effective control over all matters requiring stockholder approval.

The combined organization may face intellectual property infringement claims that may be costly to resolve.

        Because the combined organization will digitally deliver recorded music and video and other music products to third parties, the combined organization might be subject to litigation based on claims of negligence, copyright, trademark infringement, patent infringement or other intellectual property rights. In the past, these types of claims have been brought, sometimes successfully, against competitors of the combined organization and, in particular, providers of online products and services. Others could also sue the combined organization for the content that is accessible from the combined organization's website through links to other websites. These claims might include, among others, claims that by hosting, directly or indirectly, the websites of third parties, the combined organization is liable for copyright or trademark infringement or other wrongful actions by these third parties through these websites. With respect to distribution of video and music product generally, substantially all such products sold are subject to copyright laws and licenses that limit the manner and geographic area in which these products may be sold and provide royalties to the copyright owners. Any sales of these products in violation of these laws and licenses by anyone in the chain of distribution, including suppliers of the combined organization, may subject the combined organization to monetary damages and confiscation of the products. The combined organization's insurance may not adequately protect it against these types of claims and, even if these claims do not result in liability, the combined organization could incur significant costs and diversion of management resources in investigating and defending against these claims, which could harm its business.

        Additionally, Muze, Inc. has sued Alliance alleging that Alliance's marketing of the AMG business violates California's unfair business practice statutes and federal antitrust law. Alliance cannot estimate the total potential liability to which it and the combined organization might be exposed as a result of these suits. Alliance believes that if these suits result in a judgment against Alliance, its business and results of operations, and that of the combined organization, could be materially adversely affected.

Fluctuations in the combined organization's quarterly revenues and operating results might lead to reduced prices for the combined organization's stock.

        The quarterly results of operations of the combined organization may be impacted by fluctuations in results of operations of the combined organization and seasonality that Alliance's business has historically experienced, and will likely experience in the future, as a result of seasonal shopping patterns. In 2001, approximately 40% of Alliance's annual sales occurred in the fourth quarter, and historically Alliance's results of operations have depended significantly on fourth quarter performance. Variability of quarterly performance may have an adverse impact on the market price of the stock of the combined organization.

Provisions in the combined organization's charter documents and Delaware law could prevent or delay a change in control of the combined organization, which could reduce the market price of its common stock.

        The combined organization will retain Liquid Audio's charter documents, which contain provisions that may have the effect of delaying or preventing a change of control or changes in the combined organization's management, including a third-party takeover, acquisition or merger. These provisions could limit the price that investors might be willing to pay in the future for shares of the combined organization's common stock.

The businesses in which the combined organization will engage are extremely competitive.

        The full-line distribution of music and video is an intensely competitive business. Existing competitors of Alliance include Baker & Taylor and Ingram Entertainment, in addition to the distribution arms of several of the major labels. Alliance also faces competition from music category management and distribution companies, including Handleman Corp. Several of Alliance's retail chain customers have elected to buy a substantial volume of their inventory directly from the major labels and studios rather than from Alliance. For instance, in 2000, BJ'S Wholesale Club decided to purchase home entertainment products directly from BMG. To the extent other customers increase their direct purchases from the major labels and studios or the independent distribution companies, Alliance's financial results could be adversely affected.

        Competition among companies in the business of digital delivery of music over the Internet is also intense. Liquid Audio expects that present competitors will increase competitive pressure in the market for digital delivery of music. Competition is likely to increase further as new companies enter the market and current competitors expand their products and services or merge with other competitors. Many of these potential competitors are likely to enjoy substantial competitive advantages, including the following:

  •
  larger audiences;

  •
  larger technical, production and editorial staffs;

  •
  greater brand recognition;

  •
  access to more recorded music content;

  •
  a more established Internet presence;

  •
  a larger advertiser base; and

  •
  substantially greater financial, marketing, technical and other resources.

        If the combined organization does not compete effectively or if it experiences pricing pressures, reduced margins or loss of market share resulting from increased competition, its business and operating results would be harmed.

The success of the combined organization depends, in part, on the development and introduction of new products and services.

        The success of the combined organization depends in part on its ability to develop new or enhanced products and services, such as Liquid Audio's subscription-based service offering, in a timely manner and bring to market services that achieve rapid and broad market acceptance. The combined organization may fail to identify and bring to market new product and service opportunities in a timely manner. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability.

        As the online medium continues to evolve, the combined organization may plan to leverage its technology by introducing complementary products and services as additional sources of revenue. Accordingly, the combined organization may enter into new lines of business or adapt existing lines of business to take advantage of new business opportunities, including business areas in which Liquid Audio does not have extensive experience. If the combined organization fails to develop these or other businesses successfully, its business could be harmed.

The business and results of operations of the combined organization could be adversely affected if it is required to make substantial payments in connection with pending litigation.

        Both Liquid Audio and Alliance are defendants in various cases. The combined organization will be liable for costs and expenses arising in connection with these cases. See "Liquid Audio's Business—Legal Proceedings" and "Alliance's Business—Legal Proceedings."

Risks Related to Liquid Audio that Could Adversely Affect the Combined Organization

        In addition to certain risks described above that affect each of Alliance, Liquid Audio and the combined organization, Liquid Audio is subject to the following risks that could adversely affect the combined organization.

Liquid Audio depends on proprietary rights to develop and protect Liquid Audio's technology.

        Liquid Audio's success and ability to compete substantially depends on its internally developed technologies and trademarks, which it protects through a combination of patent, copyright, trade secret and trademark laws. Liquid Audio holds sixteen existing patents and currently has ten patents pending in the United States and eight patents pending in other countries. Its patents expire between October 2015 and October 2018. Liquid Audio has had claims allowed on five of Liquid Audio's patent applications. Liquid Audio is presently pursuing the registration of its trademarks. Liquid Audio's patent applications or trademark registrations in the United States may not be approved. Even if they are approved, Liquid Audio's patents or trademarks may be successfully challenged by others or invalidated. If its trademark registrations in the United States are not approved because third parties own these trademarks, Liquid Audio's use of these trademarks would be restricted unless Liquid Audio enters into arrangements with the third-party owners, which might not be possible on commercially reasonable terms or at all.

        The primary forms of intellectual property protection available for Liquid Audio's products and services internationally are patents and copyrights. Patent protection throughout the world is generally established on a country-by-country basis. To date, Liquid Audio has applied for eight patents outside the United States. Copyrights throughout the world are protected by several international treaties. Despite these international laws, the level of practical protection for intellectual property varies among countries and United States government officials have criticized countries such as China and Brazil, two countries in which Liquid Audio does business, for inadequate intellectual property protection. If Liquid Audio's intellectual property is infringed in any country in which it does business without a high level of intellectual property protection, Liquid Audio's business and operating results could be harmed.

The growth of Liquid Audio's business is dependent on development of devices that play digitally downloaded music that achieve mass customer acceptance.

        The market for digitally recorded music delivered over the Internet is relatively new and may not achieve mass customer acceptance. Several consumer electronics companies have introduced devices that allow digital music delivered over the Internet to be played away from the personal computer. However, if additional devices such as wireless broadband devices and in-home connected set-top boxes are not developed or do not achieve mass customer acceptance or Liquid Audio's products and services are incompatible with these devices, the business may not grow or could be otherwise harmed.

If Liquid Audio's platform does not provide sufficient rights reporting information, record companies and artists are unlikely to digitally deliver their recorded music using Liquid Audio's platform.

        Record companies and artists must be able to track the number of times their recorded music is downloaded so that they can make appropriate payments to music rights organizations, such as the American Society of Composers, Authors and Publishers, Broadcast Music Incorporated and SESAC, Inc. If Liquid Audio's products and services do not accurately or completely provide this rights reporting information, record companies and artists might not use its platform to digitally deliver their recorded music, and Liquid Audio's business might be harmed.

Liquid Audio might not have sufficient content to attract consumers if artists and record labels are not satisfied that they can profitably digitally deliver their music over the Internet or if record labels enter into license agreements with Liquid Audio's competitors.

        Liquid Audio's success depends on its ability to aggregate a sufficient amount and variety of digitally recorded music for syndication. Liquid Audio currently does not create its own content; rather, it relies on record companies and artists for digitally recorded music to be syndicated using Liquid Audio's distribution platform. Liquid Audio believes record companies will remain reluctant to distribute their recorded music digitally unless they are satisfied that the digital delivery of their music over the Internet will result in overall profitability. If record companies believe that recorded music cannot be profitably delivered over the Internet or that such delivery will cannibalize sales through other channels, they may not allow the digital distribution of their recorded music and Liquid Audio might not have sufficient content to attract consumers. If Liquid Audio cannot offer a sufficient amount and variety of digitally recorded music for syndication, its business will be harmed.

        In addition, the major U.S. record labels have recently formed ventures for the licensing of their digital music subscription services to online music service providers. BMG Entertainment, EMI, Real Networks and Warner Music Group have formed a venture called "MusicNet." Also, Universal Music Group (a unit of Vivendi Universal) and Sony Music Entertainment have formed a venture called "pressplay." MusicNet and pressplay have recently launched their services, and may license their services to other third party online music service providers. If Liquid Audio's competitors obtain licenses for digital music subscription services from MusicNet and pressplay and Liquid Audio is unable to obtain similar content provided by those services on commercially reasonable terms, these competitors may be able to develop a more compelling consumer product and Liquid Audio's business could be harmed.

Liquid Audio might be unable to license or acquire technology.

        Liquid Audio relies on certain technologies that it licenses or acquires from third parties, including Dolby Laboratories Licensing Corporation, Fraunhofer Institut, RSA Data Security, Inc. and Thomson Consumer Electronics Sales GmbH. These technologies are integrated with Liquid Audio's internally developed software and used in Liquid Audio's products, to perform key functions and to enhance the value of Liquid Audio's platform. These third party licenses or acquisitions may not continue to be available to Liquid Audio on commercially reasonable terms or at all. Any inability to acquire these licenses or software on commercially reasonable terms might harm Liquid Audio's business.

Liquid Audio might not be successful in its attempts to keep up with rapid technological change and evolving industry standards.

        The markets for Liquid Audio's products and services are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition, and frequent new product and service introductions. Liquid Audio may not be successful in effectively using new technologies, developing new products or services, ascertaining customer demand or enhancing its existing products or services on a timely basis. These new technologies or enhancements may not achieve market acceptance. Liquid Audio's pursuit of necessary technological advances may require substantial time and expense. Finally, Liquid Audio may not succeed in adapting Liquid Audio's services to new technologies as they emerge.

Risks Related to Alliance that Could Adversely Affect the Combined Organization

        In addition to certain risks described above that affect each of Alliance, Liquid Audio and the combined organization, Alliance is subject to the following risks that could adversely affect the combined organization.

Alliance's sales would be hurt if it lost any of its largest customers.

        If Alliance's largest customer was to stop purchasing or reduce the quantity of its purchases, Alliance's financial results would be seriously damaged. During 2001, Alliance's top customer accounted for approximately 31% of net sales. No other customer accounts for greater than 5% of net sales.

Alliance relies on its suppliers to provide a significant amount of credit.

        Alliance purchases its inventory from the major labels and studios as well as from a host of independents. These suppliers historically have extended favorable credit and payment terms to Alliance, which have enabled Alliance to preserve working capital and maintain liquidity. If Alliance's suppliers altered these terms in a way adverse to Alliance, its business and results of operations could be harmed.

Alliance's reliance on a few key suppliers makes it vulnerable to not being able to obtain the products required by its customers.

        The major labels and studios produce most of the music and video product that Alliance distributes. Alliance's success depends upon Alliance's ability to obtain product in sufficient quantities on competitive terms and conditions from each of the major labels and studios as well as from thousands of smaller suppliers. If Alliance's suppliers do not provide Alliance with sufficient quantities of the products Alliance sells, sales and profitability will suffer. Products supplied to Alliance by its top ten suppliers represented approximately 72% of Alliance's sales in 2001. Alliance's dependence on its principal suppliers involves risk, and if there is a disruption in supply from a principal manufacturer or publisher, Alliance may be unable to obtain the merchandise it desires to sell. If the discounts Alliance receives from its suppliers were discontinued or reduced, its sales could be adversely affected. Finally, some of the products Alliance distributes are available only from a single supplier, and if that supplier refused to provide Alliance with the product, Alliance's sales could decrease.

Alliance's business depends upon its key shipper's ability to deliver its products.

        Alliance depends upon a number of commercial freight carriers and the United States Postal Service to deliver its products. While the choice of carriers is a fact-based determination depending upon a customer's characteristics, Alliance currently relies upon the United States Postal Service and United Parcel Service Inc. to deliver the substantial majority of its products. The cost of net shipping after customer reimbursement represents approximately 1.4% of sales. If shipping costs were to increase, and given the competitive landscape, if Alliance were unable to pass that increase along to its customers, Alliance's financial results would suffer. Additionally, if the operations of these carriers were disrupted for any reason, Alliance would not be able to deliver its products on a timely basis, thereby causing its sales and profitability to suffer.

Alliance must accurately anticipate consumer demand.

        Alliance's success depends in part upon its ability to anticipate and respond to changing product trends and consumer demands in a timely manner. If Alliance fails to identify and respond to emerging trends, its ability to support its customers with appropriate amounts and selections of products could be impaired.

        The sales of videos and music products historically have been dependent upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond Alliance's control. In addition, spending on these items is affected significantly by the consumer trends, timing, pricing and success of new releases, which are not within Alliance's control.

Alliance's sales may suffer due to the shift in the retail music and video markets to larger retailers.

        Studios and other full-line distributors recently have instituted programs to increase the quantity of copies of popular music and video titles stocked by retailers. Alliance believes that this type of program will further the shift in the retail market away from independent stores and small chains in favor of the larger chains such as Target and Wal-Mart. Since, in general, Alliance plays a larger role with independent retailers than with the larger chains, Alliance believes that this shift to larger retailers could cause the market for full-line distribution of music and video products to shrink, which will negatively affect the results of Alliance's operations.

Inventory risk due to an inability to return product is a constant aspect of Alliance's business.

        Alliance bears inventory risk associated with the financial viability of its suppliers. If a label or studio cannot provide refunds in cash for the inventory sought to be returned, Alliance may be forced to expense such inventory costs. Further, Alliance often experiences higher return rates for products of financially troubled labels and studios. If Alliance fails to manage its inventory to avoid accumulating substantial product that cannot be returned, its financial results could be adversely affected.

Alliance has a heavy concentration of accounts receivable outstanding at any given time.

        Alliance performs ongoing credit evaluations of its customers financial conditions because there is a heavy concentration of receivables outstanding at any given time to major retail and mass merchant customers. An accounts receivable write off, as a result of a major customer's insolvency, would have a material adverse effect on Alliance's financial results.

        Alliance also takes on additional credit risks through sales to foreign customers whose credit worthiness is dependent in large part by the strength of their foreign currency against the dollar. If one of these countries, in which a foreign customer resides, experiences economic adversity and a weakening currency, it will negatively affect the customer's ability to repay outstanding balances.

Increased consolidation in the entertainment/media business may reduce the number of Alliance's customers.

        The trend toward consolidation of customers in the entertainment media industry could have a significant adverse impact on Alliance's financial results. Consolidated companies may choose to terminate their relationship with Alliance and purchase products from its competitors or directly from the major labels. Additionally, if Alliance's customers grow larger and/or consolidate at the same time that the number of customers in the market shrinks, Alliance's existing customers may demand lower pricing and more favorable terms, which may adversely affect Alliance's business. If Alliance fails to adequately respond to these trends, its volume growth could slow or it may need to lower its prices or increase promotional support, any of which would adversely affect profitability.

Some of Alliance's significant customer and supplier contracts are short-term.

        Some of Alliance's customers and suppliers operate through purchase orders or short-term contracts. Alliance cannot assure that any of these customers or suppliers will continue to do business with Alliance on the same basis in the future. Additionally, although Alliance tries to renew these contracts as they come due, there can be no assurance that the customers or suppliers will renew the contracts on favorable terms, if at all. The termination of any number of these contracts may have a material adverse effect on Alliance's business and prospects, including its financial performance and results of operations.

The Alliance business relies on information systems.

        Alliance's information systems are an integral part of its operations. Alliance is continually upgrading these systems and developing new applications. The failure or inoperability of these systems could have a material adverse impact on the results of operations of the Alliance business.

Alliance's business and profitability is subject to seasonal fluctuation.

        Seasonal shopping patterns affect the business of Alliance's retail clients. In 2001, 39.5% of its aggregate sales occurred in the fourth calendar quarter, coinciding with the Christmas holiday shopping season. This causes Alliance's results of operations for the entire year to depend more heavily on fourth quarter results. Factors that could adversely affect sales and profitability in the fourth quarter include:

  •
  unavailability of, and low customer demand for, particular products;

  •
  unfavorable economic conditions;

  •
  inability to hire adequate temporary personnel;

  •
  inability to anticipate consumer trends; and

  •
  inability to maintain adequate inventory levels.

Alliance may be prevented from distributing music internationally.

        Most of the major labels have adopted policies restricting the export of their merchandise by domestic distributors. However, consistent with industry practice, Alliance distributes music of the major labels internationally. Alliance would be adversely affected if a major label enforced any restriction on Alliance's ability to sell music outside the United States.

The market data contained in this document is uncertain.

        Alliance operates in a variety of rapidly changing markets. This document contains market data from industry publications and internal company surveys, the reliability of which cannot be assured. Market data and forecasts used throughout this document (for example, estimates of growth in music industry e-commerce) were obtained from internal company surveys and industry publications. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but its accuracy and completeness cannot be guaranteed. Although Alliance believes market data used in this document to be reliable, such data has not been independently verified. Similarly, internal company surveys, while believed by Alliance to be reliable, have not been verified by independent sources.

THE MEETING OF LIQUID AUDIO STOCKHOLDERS

Date, Time and Place

        The meeting of Liquid Audio stockholders will be held on September 26, 2002, at 10:00 a.m. local time, at the Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California 94065.

Matters to be Considered at the Meeting of Liquid Audio Stockholders

        At the Liquid Audio annual stockholder meeting, and any adjournment or postponement thereof stockholders will consider and vote upon the election of two (2) Class III directors to hold office for three (3) years. The Liquid Audio board of directors has nominated Gerald W. Kearby and Raymond A. Doig to serve as the Class III directors. However, a group of investors, led by musicmaker.com, Inc., has commenced a proxy solicitation to take control of your board of directors by nominating their own two (2) Class III Directors, proposing to increase the size of the Liquid Audio board of directors from five (5) to nine (9), authorizing stockholders only to fill board of directors vacancies and newly created directorships and electing, contingent on their other proposals being approved, four (4) additional nominees to serve as directors. Stockholders will also consider and vote upon the ratification of PricewaterhouseCoopers LLP as Liquid Audio's independent accountants for the fiscal year ended December 31, 2002. YOUR BOARD OF DIRECTORS STRONGLY URGES YOU NOT TO RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE MUSICMAKER GROUP. YOUR BOARD OF DIRECTORS STRONGLY URGES YOU TO VOTE "FOR" THE NOMINEES FOR DIRECTOR NOMINATED BY THE BOARD OF DIRECTORS ON THE GREEN PROXY CARD AND AGAINST THE OTHER MUSICMAKER PROPOSALS.

        At the annual meeting of Liquid Audio stockholders, and any adjournment or postponement thereof, Liquid Audio stockholders will be asked to consider and vote upon a proposal to approve the issuance of Liquid Audio stock in the merger of April Acquisition Corp., a wholly-owned subsidiary of Liquid Audio, with and into Alliance Entertainment Corp. pursuant to the Amended and Restated Agreement and Plan of Merger dated as of July 14, 2002, by and among Liquid Audio, April Acquisition Corp. and Alliance.

Record Date

        The Liquid Audio board of directors has fixed August 12, 2002, as the record date for determination of Liquid Audio stockholders entitled to notice of, and to vote at, the meeting of Liquid Audio stockholders and any adjournment or postponement thereof. As of the close of business on the record date for the meeting of Liquid Audio stockholders, there were [                        ] shares of Liquid Audio common stock outstanding and entitled to vote, held by approximately [                        ] holders of record.

Votes Required

        Holders of Liquid Audio common stock are entitled to one vote for each share of Liquid Audio common stock held as of the record date.

        Approval of the issuance of Liquid Audio stock in the merger will require the affirmative vote of a majority of the outstanding shares of Liquid Audio stock voting on the proposal at the Liquid Audio meeting, either in person or represented by proxy, while the approval of the two (2) Class III directors nominated by the Liquid Audio board of directors will require a plurality of votes cast by stockholders holding shares entitled to vote in the election at the stockholder meeting. The ratification of PricewaterhouseCoopers, LLP as Liquid Audio's independent accounts for the fiscal year ended December 31, 2002, and any other matters that may properly come before the meeting, will require the affirmative vote of the holders of a majority of the shares represented and entitled to vote at the meeting.

Quorum; Abstentions and Broker Non-Votes

        A majority of the shares of Liquid Audio common stock issued and outstanding on the record date, present in person or represented by proxy, constitutes the required quorum for the transaction of business at the annual meeting of Liquid Audio stockholders. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the annual meeting of Liquid Audio stockholders for the purpose of determining the presence of a quorum.

        On the record date for the annual stockholders meeting, directors and executive officers of Liquid Audio and their affiliates held approximately                        shares of Liquid Audio common stock representing approximately    % of all outstanding shares of Liquid Audio common stock as of the record date.

        Shares abstaining from the vote on the proposal to elect two (2) Class III directors and broker non-votes will not be counted for any purpose in determining whether this proposal has been approved. However, shares abstaining from the vote on the proposal to approve the issuance of Liquid Audio stock in the merger and the proposal to ratify PricewaterhouseCoopers, LLP as Liquid Audio's independent accountants for the fiscal year ending December 31, 2002 will be counted toward the tabulation of votes cast on these proposals and will have the same effect as negative votes, while broker non-votes will not be counted for any purpose in determining whether this proposal has been approved. The failure of a Liquid Audio stockholder to return a proxy or to vote in person will have the effect of a non-vote in regards to this proposal.

        Brokers holding shares for beneficial owners cannot vote on any of the proposals without the owners' specific instructions. Accordingly, Liquid Audio stockholders are encouraged to return the enclosed proxy card marked to indicate their vote as described in the instructions accompanying the proxy card.

Board Recommendation

        All members of the board of directors of Liquid Audio were present at the meetings where the merger was considered and unanimously concluded that the merger agreement, the tender offer and the merger are fair to and in the best interests of Liquid Audio's stockholders and recommend that the Liquid Audio stockholders vote FOR the approval of the issuance of Liquid Audio stock in the merger.

        In deciding to approve the merger and the tender offer, the Liquid Audio board of directors considered the opinion of its financial advisor, Broadview International LLC, that, as of the date of its opinion, and subject to and based on the considerations reflected in its opinion, the aggregate consideration to be received and retained by the stockholders of Liquid Audio pursuant to the tender offer and the merger is fair to the stockholders of Liquid Audio from a financial point of view. The full text of the opinion is attached as Annex B to this proxy statement/prospectus. Liquid Audio urges its stockholders to read the opinion of Broadview in its entirety.

        In addition, after careful consideration, the Liquid Audio board of directors strongly recommends that you support the nominees for director nominated by the Liquid Audio board of directors and reject any and all proposals made by the group of investors led by musicmaker.com, Inc. The Liquid Audio board of directors strongly urges you not to return any white proxy card sent to you by the musicmaker group.

        In considering such recommendations, Liquid Audio stockholders should be aware that some Liquid Audio directors and officers may have interests in the merger that are different from, or in addition to, those of other Liquid Audio stockholders generally. Among other things, Alliance has entered into employment arrangements with two officers effective on the merger and has agreed to continue certain indemnification and insurance arrangements in favor of directors and officers of Liquid Audio. See "The Merger—Interests of Liquid Audio Directors and Executive Officers."

Solicitation of Proxies

        Liquid Audio and Alliance will share the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus equally. Liquid Audio will also request banks, brokers and other intermediaries holding shares of Liquid Audio common stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, such beneficial owners and will, upon request, reimburse such banks, brokers and other intermediaries for their reasonable expenses in complying with such requests. Solicitation of proxies by mail may be supplemented by telephone, facsimile and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Liquid Audio. No additional compensation will be paid to directors, officers or employees for those solicitation efforts.

Voting of Proxies

        Liquid Audio requests that its stockholders complete, date and sign the enclosed proxy card and promptly return it by mail in the accompanying envelope in accordance with the instructions accompanying the proxy card. All properly signed and dated proxies that Liquid Audio receives prior to the vote at the meeting of Liquid Audio stockholders, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. All properly signed and dated proxies received by Liquid Audio prior to the vote at the annual stockholders meeting that do not contain any direction as to how to vote in regards to any or all of the proposals will be voted for adoption of any proposal in regards to which no directions are provided.

        The Liquid Audio annual stockholder meeting may be adjourned or postponed in order to permit further solicitation of proxies. No proxy voted against the proposed merger will be voted on any proposal to adjourn or postpone the stockholder meeting that is submitted to the stockholders for a vote.

        Liquid Audio does not expect that any matter other than (i) the election of directors, (ii) the approval of the issuance of shares in the merger and related transactions (iii) the ratification of PricewaterhouseCoopers, LLP as Liquid Audio's independent accountants for the fiscal year ending December 31, 2002 and (iv) the musicmaker proposals will be brought before the annual stockholder meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld on the proxy card.

        Brokers holding shares in "street name" may vote such shares only if the stockholder provides specific instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares.

        Stockholders may revoke their proxies at any time prior to their use:

  •
  by delivering to the secretary of Liquid Audio a signed notice of revocation;
  •
  by delivering to the secretary of Liquid Audio a later-dated, signed proxy; or
  •
  by attending the annual stockholder meeting of Liquid Audio stockholders and voting in person.

        Attendance at the meeting of Liquid Audio stockholders does not in itself constitute the revocation of a proxy.

        Even if a stockholder of Liquid Audio plans to attend the annual stockholder meeting in person, Liquid Audio requests that the stockholder sign and return the enclosed proxy card as described in the proxy statement/prospectus and in accordance with the instructions accompanying the proxy card, thus ensuring that the shares held by the stockholder will be represented at the stockholders meeting. If a Liquid Audio stockholder does attend the annual meeting of Liquid Audio stockholders and wishes to vote in person, he or she may withdraw the proxy and vote in person.

THE MERGER

        This section of the proxy statement/prospectus describes certain matters related to the merger and the tender offer. This summary may not contain all of the information that is important to Liquid Audio stockholders. For a more complete understanding of the merger and the tender offer, investors should carefully read this entire document and the other documents referred to in this proxy statement/prospectus.

Background of the Merger

        On a regular basis, Liquid Audio management considers potential acquisitions, business combinations, or other transactions that might be available to Liquid Audio. From time to time, Liquid Audio management has received preliminary, informal expressions of interest regarding potential acquisitions, business combinations, or other transactions.

        In October 2000, as an outgrowth of discussions concerning the business relationship between Liquid Audio and Alliance, Gerry Kearby of Liquid Audio and Eric Weisman, President and Chief Executive Officer of Alliance discussed the potential acquisition of certain operating assets of Alliance's All Music Guide and RedDotNet businesses. In November 2000, Liquid Audio and Alliance executed a non-disclosure agreement relating to the exchange of information related to All Music Guide and RedDotNet to facilitate Liquid Audio's analysis of a potential acquisition of those assets. Beginning with the execution of the non-disclosure agreement and extending through March 2001, Liquid Audio conducted a due diligence investigation of All Music Guide and RedDotNet and engaged in discussions with Alliance relating to the potential acquisition of certain operating assets.

        In February 2001, representatives of Alliance, including Mr. Weisman and Alliance's legal and financial advisors, met with Liquid Audio and its representatives, including Mr. Kearby, to discuss the terms of a potential stock for assets acquisition by Liquid Audio of Alliance's All Music Guide and RedDotNet businesses.

        On March 21, 2001, the Liquid Audio board of directors met and discussed various alternatives for developing Liquid Audio's business and maximizing the value of Liquid Audio for all of its stockholders. After extensive discussion, the Liquid Audio board resolved to explore strategic alternatives for the company, including but not limited to a potential merger with a third party, the sale of all of Liquid Audio's business or assets or a recapitalization. On March 21, 2001, Liquid Audio informed Alliance that it would not pursue an acquisition of the operating assets of All Music Guide and RedDotNet in light of the decision by Liquid Audio's board to explore potential strategic alternatives.

        Following Liquid Audio's board decision, Liquid Audio management took actions to implement the board of director's decision by trying to identify potential strategic partners and meeting with various investment bankers, including Lehman Brothers and Broadview International LLC. On June 18, 2001, pursuant to the authorization of the board of directors, Liquid Audio engaged Broadview International LLC to assist Liquid Audio in exploring potential strategic alternatives. Liquid Audio selected Broadview because of its experience in mergers and acquisitions in the industry in which Liquid Audio operates and its familiarity with Liquid Audio's business.

        Beginning in June 2001, Broadview assisted Liquid Audio in exploring strategic alternatives. Broadview and Liquid Audio management had discussions with approximately fifteen parties to determine whether they had an interest in acting as potential strategic partners with Liquid Audio or in pursuing potential transactions or other strategic alternatives involving Liquid Audio. Initially, Liquid Audio and Broadview focused on parties with businesses that were complementary to Liquid Audio's business. As a result of such contacts, Liquid Audio received several indications of interest relating to the acquisition of Liquid Audio through both stock for stock and recapitalization transactions.

        Beginning in June 2001, the Liquid Audio board met on a number of occasions to review the efforts of Broadview and Liquid Audio management in exploring potential strategic alternatives, to consider the preliminary expressions of interest that were received, and to direct and oversee the process. Beginning in June 2001, the board of directors of Liquid Audio met on numerous occasions to consider various proposals and alternatives. Based on discussions with Broadview and Liquid Audio management, in the course of such meetings the Liquid Audio board of directors determined that the proposed transactions were not in the best interests of the stockholders of Liquid Audio because the consideration offered was not sufficient from a financial perspective and, in certain instances in which securities were offered as consideration, no liquid market existed to permit the sale of the securities to be received by the Liquid Audio stockholders.

        On October 22, 2001, Steel Partners II, L.P., which then held 8.2% of Liquid Audio's common stock, sent a letter to the Liquid Audio board of directors in which it indicated a willingness to offer to acquire Liquid Audio for $3.00 per share in cash. This proposal was conditioned on, among other things, satisfactory completion of due diligence. On October 26, 2001, musicmaker.com, Inc. sent a letter to the Liquid Audio board of directors in which it indicated a willingness to offer to acquire Liquid Audio on terms at least comparable to the Steel Partners proposal. On November 2, 2001, the Liquid Audio board of directors met with management, Broadview, and outside counsel to discuss the proposals made by Steel Partners and musicmaker.com. After extensive discussion, the Liquid Audio board of directors concluded that Liquid Audio had no interest in pursuing either proposal at that time because, among other reasons, a $3.00 proposal was substantially below the value per share of the cash on Liquid Audio's books.

        On December 18, 2001, musicmaker.com delivered a notice to Liquid Audio describing its intention to propose nominees for election as directors and certain other proposals at Liquid Audio's next annual meeting.

        On January 23, 2002, Messrs. Kearby and Flynn advised the board of directors that they were interested in exploring a potential management buyout of Liquid Audio, subject to securing additional financing. At the January 23, 2002 meeting, the Liquid Audio board of directors formed a special committee consisting of Raymond Doig, Stephen Imbler and Ann Winblad and authorized the special committee to review and evaluate any proposals for a management buyout made by Messrs. Kearby and Flynn and, on behalf of Liquid Audio, negotiate the terms of any such transaction and evaluate the terms of other proposed transactions.

        From January 23, 2002 to February 22, 2002 the special committee met regularly to discuss and review the proposed management buyout and other alternatives available to Liquid Audio and on February 7, 2002, the special committee retained Broadview and expanded the scope of its engagement to act as the financial advisor to the special committee.

        On or about February 15, 2002, Mr. Flynn contacted Eric Weisman, President and Chief Executive Officer of Alliance, to explore whether Alliance might be interested in participating in the financing of a management buyout of Liquid Audio. On or about February 22, 2002, Mr. Weisman called Mr. Flynn to inform him that Alliance was not interested in participating in such a financing, but that if Liquid Audio were interested, Alliance preferred to discuss a potential business combination between Liquid Audio and Alliance. After further discussions and several meetings, Mr. Flynn asked Mr. Weisman to prepare a written expression of interest that could be presented to the Liquid Audio board of directors.

        On February 22, 2002, musicmaker.com sent a letter to Liquid Audio indicating its willingness to acquire Liquid Audio for $2.50 per share, subject to, among other things, satisfactory completion of due diligence. The members of the board of directors discussed the proposal made by musicmaker.com and concluded that Liquid Audio had no interest in pursuing either proposal at that time because, among other reasons, a $2.50 proposal was substantially below the value per share of the cash on Liquid Audio's books.

        Between February 22, 2002 and March 14, 2002, representatives of Alliance and Liquid Audio spoke regarding a possible transaction. On March 14, 2002, Robert Flynn had an introductory meeting with Erika Paulson and Maggie Wojtaszek of The Yucaipa Companies, which is affiliated with Alliance's controlling stockholder, AEC Associates, LLC. Ms. Paulson is also a director of Alliance. On March 14, 2002, Alliance sent a letter to Liquid Audio indicating its interest in pursuing a potential transaction with Liquid Audio in which Alliance and Liquid Audio would combine in a tax-free reorganization in which Alliance stockholders would receive a 70% equity interest in Liquid Audio and Liquid Audio stockholders would retain a 30% interest. The letter stated that it was based upon Liquid Audio maintaining capitalization of $90 million in cash and was subject to execution of an agreement, obtaining of financing and the absence of any material adverse change in the business of Liquid Audio. The letter also included general business information and summary financial information about Alliance.

        On March 26, 2002, Messrs. Kearby (who was on the telephone) and Flynn met with Eric Weisman (who was on the telephone) and Erika Paulson to discuss Alliance's expression of interest.

        On March 27, 2002, the Liquid Audio board of directors met to receive an update on the exploration of strategic alternatives by Broadview and management of the Liquid Audio. Broadview provided the directors with an update of its discussions with potential strategic partners, including its discussions with another public company that had expressed interest in a potential business combination. The board of directors then discussed Broadview's presentations. Messrs. Kearby and Flynn then advised the Liquid Audio board that they had engaged in discussions with Alliance regarding a possible business combination and described the terms of the March 14, 2002 proposal. Mr. Kearby advised the directors that there were significant strategic benefits to a combination with Alliance because, among other things, of Alliance's significant presence in the market for physical distribution of music and DVD's. Mr. Weisman then joined the meeting telephonically and provided the Liquid Audio board with an overview of Alliance's business, including financial information. Mr. Weisman then left the meeting, and the Liquid Audio board of directors discussed the Alliance proposal. After extensive discussion, the Liquid Audio board of directors then directed management to continue their discussions with Alliance and to include Broadview in the discussions and to continue discussions with the potential public company acquirer. The board also directed Liquid Audio's management to retain a valuation firm to provide the board with an analysis of the fair market value of the equity of Liquid Audio, expressed on an orderly liquidation basis and taking into account all contingencies and obligations of Liquid Audio. In addition, the Liquid Audio board of directors directed Broadview and management to continue to explore strategic alternatives involving potential strategic partners other than Alliance, including investigating whether potential strategic partners were interested in a business combination involving Liquid Audio. In light of the board of directors' decision to continue discussions with Alliance and the public company acquirer and the fact that the management buyout did not appear to be a viable alternative, the board of directors dissolved the special committee and determined that the entire board of directors would participate in future deliberations on the potential acquisition of Liquid Audio by a third party.

        From March 27 through April 8, 2002, Broadview continued to explore strategic alternatives involving potential strategic partners other than Alliance. Among other things, Broadview contacted certain parties that previously had been contacted and expanded its search to include additional parties. Liquid Audio and Broadview had discussions with numerous potential acquiring companies and received indications of interest from several companies, most of which did not develop into serious negotiations.

        On April 5, 2002, Alliance and Yucaipa representatives met and Alliance presented Liquid Audio a draft of a term sheet proposing, among other things, a 70% interest by Alliance stockholders on a fully diluted basis.

        On April 8, 2002, Broadview updated the Liquid Audio board of directors on its exploration of potential strategic alternatives, including the discussions with Alliance and discussions with other potential strategic partners, including a proposal for the acquisition of certain of Liquid Audio's technology assets and proposals for stock-for-stock transactions. After extensive discussion, the Liquid Audio board concluded that the terms proposed by the potential strategic partners other than Alliance did not offer sufficient value to warrant additional consideration. Following such discussion the Liquid Audio board of directors authorized management to continue discussions with Alliance.

        From April 10, 2002 until April 30, 2002, Liquid Audio and Alliance negotiated the terms of a non-binding term sheet for a transaction. The parties outlined the broad structure of a transaction in which Alliance would merge into a subsidiary of Liquid Audio and 67% of Liquid Audio's equity would be issued to Alliance's stockholders. The non-binding term sheet contemplated, as conditions to entering into a definitive agreement, the parties' conducting due diligence and negotiating definitive documents, including a voting agreement of AEC Associates and Alliance's obtaining of a consent from its lender, General Electric Capital Corporation. The parties agreed to an exclusive period of negotiation for twenty-one days. The term sheet also set forth the understanding that Liquid Audio would have cash of $82.5 million upon signing of definitive agreements and that the definitive agreements would include covenants concerning Liquid Audio's use of cash. The board of directors of the combined organization was to be a nine member board, with six members to be designated by Alliance and three by Liquid Audio.

        On April 30, 2002, Mr. Kearby provided Liquid Audio's board of directors with an update on the discussions with Alliance. Mr. Flynn presented the Alliance term sheet. The board of directors then discussed the term sheet and provided guidance to management on certain open items. After further discussion, the board approved the term sheet, subject to modifications identified by the board including clarification that the percentage of equity ownership would be based on outstanding, and not fully diluted, shares of common stock of Liquid Audio, definitive documents would be executed within fourteen days and Alliance would retain a nationally recognized investment bank to advise it in the proposed transaction. The board authorized management to enter into a non-binding term sheet reflecting the terms of the transaction approved by the board. A non-binding term sheet was executed by Liquid Audio and Alliance on May 1, 2002.

        On May 4, 2002, Liquid Audio submitted the first draft of a merger agreement to Alliance. Between May 4, 2002 and June 12, 2002, Liquid Audio, Alliance and their respective legal and financial advisors participated in extensive negotiation of the definitive merger agreement, including with negotiations over the break-up fees payable by Liquid Audio and the circumstances under which such fees would be due, the representations and warranties to be made in the agreement, and the conditions to the closing of the merger. During this same time period both companies conducted an extensive due diligence investigation into each other's respective businesses.

        On May 10, 2002, Liquid Audio's board of directors reviewed and discussed the analysis of the fair market value of the equity of Liquid Audio that they had previously requested. Mr. Kearby updated the board on Liquid Audio's discussions with Alliance and advised the board of Alliance's proposal to spin-off the assets of Alliance's All Media Guide and Digital On-Demand assets to Alliance's stockholders. Mr. Weisman of Alliance and Ms. Paulson of The Yucaipa Companies then joined the meeting and provided the Liquid Audio board with an overview of Yucaipa. Messrs. Weisman and Kearby provided the board with a presentation of pro forma projections reflecting the combination of the existing forecasts for each company and the business opportunities of the combined organization. Mr. Weisman also provided an update on Alliance's customer relationships, including those of a contractual nature. Next, Alliance's financial advisor, made a presentation to Liquid Audio's board and responded to questions raised by the board. Broadview then provided the board of directors of Liquid Audio with a summary of its analysis of the potential transaction and a preliminary draft of Broadview's fairness opinion. The board then discussed Broadview's presentation. After discussion and review of the presentations made to the board, it concluded that continued pursuit of a transaction with Alliance was promising and authorized the officers to continue to pursue a transaction.

        On May 23, 2002, musicmaker.com submitted a preliminary proxy statement to the SEC with respect to its nominees for election as directors and its other proposals.

        On May 30, 2002, Messrs. Kearby and Flynn provided the Liquid Audio board of directors with an update of its recent discussions with Alliance. Broadview provided the board of directors with an update of its financial due diligence on Alliance and the preparation of its fairness opinion. Mr. Kearby discussed with the board issues with Alliance's proposed spin-off of its All Media Guide and Digital On-Demand assets. Mr. Flynn discussed with the board of directors the open issues in the merger agreement. Mr. Kearby discussed with the board of directors management's discussions with Alliance's largest customer. Management and Broadview then responded to questions from the board of directors.

        On June 5, 2002, Mr. Kearby provided Liquid Audio's board of directors an update of management's business due diligence on Alliance, including the status of Alliance's contractual relationships with certain customers. The board then considered the open issues in the merger agreement and the possibility of discussing the contemplated transaction with Liquid Audio's primary stockholders prior to signing. Messrs. Kearby and Flynn presented to the board a summary of their respective compensation arrangements with Alliance after the close of the transaction with Alliance and the terms of severance for other executive officers of Liquid Audio. Broadview provided the board with an update on the status of the analysis underlying its fairness opinion. After these presentations and discussions, the board discussed potential alternatives available to Liquid Audio and then provided direction to management regarding the open issues in the merger agreement and potential discussions with Liquid Audio's primary stockholders.

        On June 10, 2002, musicmaker.com commenced soliciting proxies with respect to its nominees and other proposals.

        On June 12, 2002, Mr. Kearby informed the Liquid Audio board of directors of a preliminary proposal received by Liquid Audio for potential sale of a portion of Liquid Audio's assets. The proposal contemplated that following such sale, Liquid Audio would receive a license for use of the transferred technology. Mr. Kearby informed the board of directors that the potential acquirer would need to conduct diligence and that it was unlikely that the potential acquirer would be able to complete diligence quickly and negotiate the terms of a sale. Mr. Kearby then informed the board of directors that another company had been in discussions with Liquid Audio regarding a potential sale of certain Liquid Audio patents. Based on his discussions with this second company, Mr. Kearby believed that it would take two months to complete the proposed sale. The board of directors asked various questions concerning both potential transactions and a general discussion ensued. Afterwards, Broadview presented to the board of directors its fairness opinion for the transaction with Alliance. Michael Bolcerek, Liquid Audio's Chief Financial Officer, then provided the board information regarding the liquidation value of Liquid Audio based on the liquidation analysis previously received by the board of directors and after giving effect to the cash expended by Liquid Audio since the time that it originally received the liquidation analysis. The board asked numerous questions regarding the liquidation value of Liquid Audio and a general discussion ensued. Finally, Liquid Audio's legal counsel presented the terms of the negotiated merger agreement with Alliance and discussed the board of director's fiduciary duties with respect to the transaction. At this point in the meeting, the representatives of Broadview departed. The board of directors then engaged in a full discussion of the proposed merger with Alliance and the other potential alternatives available to Liquid Audio, including pursuit of the offers made by the two public companies and a potential liquidation of Liquid Audio. Following the discussion, by a majority vote, the board of directors approved and adopted the merger agreement with Alliance and recommended that the Liquid Audio stockholders adopt the merger agreement.

Messrs. Kearby, Flynn, Imbler and Doig voted for approval of the merger agreement while Ms. Winblad voted against approval of the merger agreement.

        On June 12, 2002, Liquid Audio and Alliance executed the merger agreement and issued a joint press release announcing the execution of the merger agreement. In addition, AEC Associates executed a voting agreement pursuant to which it agreed to vote in favor of the transaction. Representatives of Liquid Audio, Mr. Weisman and Alliance's financial advisors had conversations with certain Liquid Audio stockholders subsequent to the announcement, and had meetings with certain Liquid Audio stockholders during June 19th and 20th.

        On June 14, 2002, Steel Partners sent a letter to the board of directors which included an offer to acquire Liquid Audio's shares for $2.75 per share in cash. The offer purported to be a superior proposal as defined in the merger agreement. The letter asked for ten days to complete due diligence and stated that the offer was not subject to any financing contingency. On June 26, 2002, Steel Partners sent a letter to the board of directors reiterating its $2.75 per share offer.

        On July 2, 2002, the Liquid Audio board of directors discussed potential strategies with respect to the merger agreement and the structure of the transactions contemplated thereby and directed Liquid Audio management to approach Alliance about the possibility of negotiating an amendment to the merger agreement.

        From July 8, 2002 through July 14, 2002, Liquid Audio and its legal counsel and financial advisor engaged Alliance and its respective legal counsel and financial advisor in discussions and negotiations with respect to whether or not Alliance would agree to possible alternative scenarios, including potential changes to the merger agreement and the terms and structure of the transaction. Possible alternative scenarios that were considered included restructuring the transaction as a cash-election merger or incorporating a self tender offer by Liquid Audio.

        On July 10, 2002, Liquid Audio submitted to Alliance a first draft of an amended and restated merger agreement. Between July 10, 2002 and July 14, 2002, Liquid Audio, Alliance and their respective legal counsel and financial advisors continued to discuss whether an amendment to the merger agreement would be made and participated in further discussions and negotiations arising from the draft of the restated merger agreement which included a proposed cash tender offer by Liquid Audio for shares of its common stock. During the course of these negotiations, the respective managements of Liquid Audio and Alliance and their financial advisors discussed the proposed size and price per share of a self tender offer that would be part of the overall transaction with Alliance, and whether or not certain management members of Liquid Audio would participate in such tender offer. They also discussed the proposed equity split between the Alliance stockholders and the Liquid Audio stockholders in light of the reduced value of Liquid Audio after a self tender offer. During the course of these discussions, the parties agreed to present to their respective boards of directors for consideration amending the original transaction to a transaction structure that included a tender offer by Liquid Audio for 10 million shares of its common stock at $3.00 per share and a revised equity split in the merger pursuant to which the former Liquid Audio stockholders would retain 26% of the combined company.

        On July 14, 2002, the Liquid Audio board of directors met telephonically to consider the Steel Partners proposal and to determine whether to approve and adopt the amended and restated merger agreement and recommend the merger agreement to Liquid Audio's stockholders. Counsel to the Liquid Audio board of directors discussed the board of directors' fiduciary duties in considering the Steel Partners proposal and the amended and restated merger agreement. Broadview made a presentation to the Liquid Audio board of directors as to the adequacy of the Steel Partners proposal. Broadview then rendered its opinion to the Liquid Audio board of directors that, as of July 14, 2002, from a financial point of view, the Steel Partners proposal was inadequate to the Liquid Audio stockholders, other than Steel Partners and its affiliates. At the conclusion of these presentations and after discussion, the Liquid Audio board of directors unanimously determined that the Steel Partners proposal was inadequate. Counsel to Liquid Audio then reviewed the changes to the merger agreement and ancillary agreements from the terms that had been approved at the June 12, 2002 meeting of the Liquid Audio board of directors. Broadview made a presentation to the Liquid Audio board of directors in which it presented the information described under "Merger—Opinion of Liquid Audio's Financial Advisors." Broadview then rendered its opinion to the Liquid Audio board of directors that, as of July 14, 2002, the aggregate consideration to be received and retained by the Liquid Audio stockholders in the transaction was fair, from a financial point of view, to the Liquid Audio stockholders. At the conclusion of these presentations and after discussion, the Liquid Audio board of directors unanimously determined to approve and adopt the merger agreement, the tender offer, the merger and the share issuance, determined the merger agreement fair to and in the best interests of the Liquid Audio stockholders, and approved resolutions recommending that Liquid Audio's stockholders adopt the merger agreement. Counsel to Liquid Audio then reviewed proposed changes to the Liquid Audio rights plan pursuant to which the beneficial ownership threshold at which a person or group of persons becomes an "acquiring person" and triggers certain provisions under the Liquid Audio rights agreement would be revised from beneficial ownership of 15% of the outstanding shares of Liquid Audio common stock to beneficial ownership of 10% of the outstanding shares. The board of directors considered the fact that such reduction was designed to be supportive of the proposed transaction and give stockholders of Liquid Audio the chance to vote on the proposed transactions without the unbalanced impact that any accumulation of common stock by one or more parties could have. Following such discussion, the board of directors unanimously approved the proposed revisions to the Liquid Audio rights plan.

        Subsequent to the board meeting, on July 14, 2002, Liquid Audio, April Acquisition Corp. and Alliance entered into the merger agreement and AEC Associates LLC confirmed the applicability of the voting agreement to the amended and restated merger agreement. Liquid Audio issued a press release in the morning of July 15, 2002 announcing the execution of the amended and restated merger agreement and the terms of the tender offer.

Liquid Audio's Reasons for the Merger

        In reaching its decision to approve and adopt the merger agreement and approve the tender offer, the merger and the share issuance, the Liquid Audio board of directors consulted with Liquid Audio's management and legal counsel. Liquid Audio retained Broadview International LLC to provide a fairness opinion. The Liquid Audio board of directors believed that the combined experience of its members and Liquid Audio management enabled the Liquid Audio board of directors to make an informed decision regarding the merger agreement, the tender offer, the merger and share issuance. In addition, the Liquid Audio board of directors reviewed and evaluated several factors, including, but not limited to, the following:

  •
  the judgment, advice and analysis of Liquid Audio's senior management with respect to the potential strategic, financial and operational benefits of the merger, based in part on the business, technical, financial, accounting and legal due diligence investigations performed with respect to Alliance;

  •
  historical information concerning Alliance's and Liquid Audio's respective businesses, financial performance and condition, funding ability, operations, technology, management and competitive position;

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  presentations by the Alliance management team to the senior management of Liquid Audio and the Liquid Audio board of directors;

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  current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of Liquid Audio and the historical capital raising experience of Alliance;

  •
  uncertainty related to the costs of pending litigation in which Liquid Audio is a defendant and other contingencies on the amount of cash that would be available for distribution to Liquid Audio stockholders if the board of directors ultimately determined to liquidate the company in lieu of pursuing one of the strategic alternatives available to Liquid Audio;

  •
  the results of substantial efforts made over a significant period of time by Liquid Audio's senior management and the company's financial advisors to solicit indications of interest from third parties regarding a possible strategic partnership or acquisition of Liquid Audio or the assets related to one or more of its product lines;

  •
  the view of Liquid Audio senior management that the proposed tender offer and merger represented a greater potential to realize both short-term and long-term value for Liquid Audio stockholders than other strategic alternatives available to Liquid Audio, such as maintaining the then-existing operations and product lines of the company;

  •
  the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

  •
  detailed financial analysis and other information with respect to the companies presented by Liquid Audio's financial advisor in presentations to the Liquid Audio board of directors;

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  the risks and potential rewards associated with continuing to execute Liquid Audio's strategic plan as an independent entity as opposed to as part of the combined organization; and

  •
  the marketplace for the digital distribution of music and the belief that Liquid Audio would be stronger in combination with a company that services the physical distribution needs of both the record labels and the retailers, the company's two main industry constituents.

        The Liquid Audio board of directors has determined that the merger, the tender offer and the terms of the merger agreement are fair to, and in the best interests of, the stockholders of Liquid Audio. Accordingly, the Liquid Audio board of directors recommends that the Liquid Audio stockholders approve the issuance of Liquid Audio stock in the merger. In reaching its determination, the board of directors of Liquid Audio considered, among other things, a number of the potential benefits of the merger and the tender offer, including the following:

  •
  the merger would provide Liquid Audio stockholders the opportunity to participate in the potential growth of the combined organization after the merger;

  •
  the combined organization could benefit from the potential synergies created in combining the research and development and technological offerings and strengths of Liquid Audio with the technology strengths and market reach of Alliance;

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  the combined organization could benefit from potential cost reductions created by increased operating efficiencies and by eliminating redundant expenses of the companies;

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  the financial strength that would result for the combined organization by combining Alliance's ability to generate significant positive EBITDA with Liquid Audio's significant cash reserves;

  •
  the complementary primary focus of the two companies on the same set of industry partners, namely, the record labels and the retailers with both companies having strong positions with the independent record labels in addition to the major record labels, and the same set of media formats including audio and video;

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  the extensive trading relationships that Alliance enjoys with the major record labels and the amount of their business that Alliance represents thereby increasing the attention that these record labels would pay to Liquid Audio's digital distribution business;

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  the significantly greater number of retail partners with whom Alliance does business and the potential for these greater number of relationships to result in increased business opportunities for Liquid Audio;

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  the current nature of the market for digital distribution of entertainment products through the Internet and the belief that greater size, product offerings and resources are optimal for companies to compete successfully in the industry;

  •
  the potential for the combination with Alliance to open new revenue streams for Liquid Audio from existing operations including, for example, in the area of increasing promotional revenues from record labels through the offering of a greater set of products to Liquid Audio's database of music consumers, through utilizing Liquid Audio's Liquid Store and Alliance's Store24 for outsourcing the on-line physical and digital Internet needs for a number of retailers who are not able to efficiently manage the costs of such operations at this time, and through being able to provide other existing channel partners such as consumer electronics OEM's with a complete physical and digital Internet retailing operation;

  •
  the potential for the combination with Alliance to penetrate new markets and to open new revenue streams for Liquid Audio in contemplated future operations, such as, for example, in the expansion of Liquid Audio's distribution platform to include digital video to complement Alliance's distribution of VHS and DVD products;

  •
  the continued competition in Liquid Audio's markets from both existing and potential competitors, and the ability of the combination with Alliance to focus Liquid Audio's operations on its distribution platform in contrast to its technology development expertise;

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  the intent to operate Liquid Audio in such a way as to preserve and extend the brand equity that Liquid Audio has built for its name as a premier source of digital distribution technology products and services;

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  the ability of the combined organization to preserve Liquid Audio's long-term viability by allowing it to continue deployment of its higher-margin digital distribution platform while awaiting the factors that will spark mass adoption of this new means of entertainment consumption among consumers;

  •
  the complementary cultures that both companies share and especially the common focus on the use of technology to increase the efficiencies of their respective forms of distribution services;

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  the opportunity for the holders of Liquid Audio common stock to receive cash in the transaction, while at the same time participating in a larger company, and as stockholders of the combined organization having greater liquidity in their shares;

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  the opportunity for holders of Liquid Audio common stock to receive cash consideration for a portion of their shares of Liquid Audio stock in the tender offer;

  •
  the range of options available to the combined organization to access private and public equity markets should additional capital be needed in the future would likely be greater than the options available to Liquid Audio alone;

  •
  the potential for consolidation in Alliance's core business associated with the backing by an equity sponsor experienced in the consolidation of lower margin, high volume businesses; and

  •
  the structure of the transaction requiring a lower number of votes for the transaction than the original merger transaction.

        The Liquid Audio board of directors also identified and considered a number of potentially negative factors concerning the merger and the tender offer, including the following:

  •
  the risk that the potential benefits sought in the merger might not be fully realized, or realized at all under certain circumstances;

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  the possibility that the merger might not be completed in a timely manner or at all, the negative effects of which would be compounded by the reorganization of Liquid Audio's operations in anticipation of the integration of Liquid Audio and Alliance following the completion of the merger;

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  the short tenure of the Alliance management group as a team and its relative inexperience in managing a publicly held company;

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  the risk that despite the efforts of management of the combined organization, key personnel might not remain employed by the combined organization;

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  the risks related to Alliance's business and how they would affect the operations of the combined organization; and

  •
  the other risks described in the section entitled "Risk Factors" of this proxy statement/prospectus.

        The Liquid Audio board of directors concluded that, on balance, the potential benefits of the merger and the tender offer to Liquid Audio and its stockholders outweighed the potentially negative factors associated with the merger and the tender offer.

        This discussion of the information and factors considered by the Liquid Audio board of directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Liquid Audio board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination. In addition, the Liquid Audio board of directors did not reach a specific conclusion on any single factor considered, or any aspect of any particular factor, but rather it conducted an overall analysis of these factors. Individual members of the Liquid Audio board of directors may have given different weight to different factors.

Recommendation of Liquid Audio's Board of Directors

        After careful consideration, the Liquid Audio board of directors has approved the merger agreement, the tender offer, the merger and the issuance of Liquid Audio stock in the merger and has determined that the tender offer, the merger and the issuance of Liquid Audio stock in the merger are fair to, and in the best interests of, the stockholders of Liquid Audio.

        Therefore, the Liquid Audio board of directors recommends that Liquid Audio stockholders vote FOR approval of the issuance of Liquid Audio stock in the merger.

        In considering the recommendation of the Liquid Audio board of directors with respect to the merger and the issuance of Liquid Audio stock in the merger, Liquid Audio stockholders should be aware, however, that certain directors and executive officers of Liquid Audio may have interests in the merger that are different from, or are in addition to, the interests of Liquid Audio stockholders. Please see "The Merger—Interests of Liquid Audio Directors and Executive Officers" beginning on page 48 of this proxy statement/prospectus.

Opinion of Liquid Audio's Financial Advisor

        Pursuant to a letter agreement dated as of June 18, 2001, Broadview International LLC was engaged to act as financial advisor to the Liquid Audio board and to render an opinion to the Liquid Audio board regarding the fairness of the aggregate consideration, from a financial point of view, to Liquid Audio stockholders. The Liquid Audio board selected Broadview to act as financial advisor based on Broadview's reputation and experience in the information technology, communication and media sector. At the meeting of the Liquid Audio board on July 14, 2002, Broadview delivered its written opinion that, as of July 14, 2002, based upon and subject to various factors and assumptions, the aggregate consideration was fair, from a financial point of view, to Liquid Audio stockholders. The aggregate cash received by Liquid Audio stockholders in the tender offer and the retained 26% of the outstanding common stock of the combined organization are herein collectively referred to as the "aggregate consideration."

        Broadview's opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Annex B to this document. Liquid Audio stockholders are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the Liquid Audio board of directors and addresses only the fairness of the aggregate consideration from a financial point of view to the holders of shares of Liquid Audio common stock as of the date of the opinion. The Broadview opinion does not constitute a recommendation to any holder of Liquid Audio common stock as to whether such stockholder should tender its shares in the tender offer or as to how such holder should vote on the issuance of Liquid Audio common stock in the merger. The summary of the Broadview opinion set forth in this proxy statement, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

        In connection with rendering its opinion, Broadview, among other things:

  •
  reviewed the terms of the draft of the merger agreement furnished to Broadview by Liquid Audio on July 13, 2002;

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  reviewed certain publicly available financial statements and other information of Liquid Audio;

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  reviewed certain financial projections for Liquid Audio prepared and provided to Broadview by Liquid Audio management;

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  participated in discussions with Liquid Audio and Alliance management concerning the operations, business strategy, financial performance and prospects for Liquid Audio and Alliance, respectively;

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  discussed the strategic rationale for the merger with Liquid Audio and Alliance management, respectively;

  •
  reviewed valuation materials prepared by a third party financial advisor retained by Liquid Audio management;

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  reviewed the reported closing prices and trading activity for Liquid Audio common stock;

  •
  compared certain aspects of the financial performance of Liquid Audio with other comparable public companies;

  •
  analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

  •
  reviewed equity research analyst reports covering Liquid Audio;

  •
  analyzed the anticipated effect of the merger on the future financial performance of the consolidated entity;

  •
  assisted in negotiations and discussions related to the merger among Liquid Audio, Alliance and their respective financial and legal advisors; and

  •
  conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

        In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the merger agreement, that was publicly available or furnished to Broadview by Liquid Audio, Alliance or Alliance's advisors. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Liquid Audio and Alliance, as to the future performance of Liquid Audio and Alliance, respectively, and in the case of Alliance, where applicable, taking into account the anticipated effects of the Potential Transactions (as defined below) on the future financial performance of Alliance.

        For purposes of the opinion, Broadview assumed that neither Liquid Audio nor Alliance is involved in any material transaction other than (i) the merger and tender offer, (ii) other publicly announced transactions, (iii) certain potential transactions confidentially disclosed to Broadview by Liquid Audio management (the "Potential Transactions"), and (iv) those activities undertaken in the ordinary course of conducting their respective businesses. In rendering the opinion, Broadview assumed, with the Board's permission, that the Potential Transactions will be consummated and on terms materially similar to those disclosed to Broadview by Liquid Audio management. The opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of July 14, 2002, and any change in such conditions would require a reevaluation of Broadview's opinion. The Broadview opinion did not express any opinion as to the price at which shares of Liquid Audio common stock would trade at any time or as to the value of such securities. In that regard, Broadview understands that Liquid Audio will be required to meet Nasdaq initial listing requirements. Broadview assumed that shares of Liquid Audio common stock will remain listed on The Nasdaq National Market. Broadview expressed no opinion as to the relative value of the aggregate cash received by Liquid Audio stockholders and the 26% of the voting power in the combined organization retained by Liquid Audio stockholders.

        The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering Broadview's opinion. These analyses were orally presented to the Liquid Audio board at its meeting on July 14, 2002 and delivered with the opinion on July 15, 2002. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. Broadview expressed no opinion as to the relative value to holders of Liquid Audio common stock of the consideration to be received in the Transaction and the net proceeds to be received by such holders in the event of a liquidation of Liquid Audio. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Data other than multiple data is presented in thousands.

        Liquid Audio Stock Performance Analysis—Broadview compared the recent stock performance of Liquid Audio with that of the NASDAQ Composite and the Liquid Audio Comparable Index. The Liquid Audio Comparable Index is comprised of public companies that Broadview deemed comparable to Liquid Audio. Broadview selected six public company comparables in the Digital Media Distribution and Digital Rights Management Industries, with Trailing Twelve Month ("TTM") revenue of less than $50 million. The Liquid Audio Comparable Index consists of the following companies: Intertrust

Technologies Corporation; Digimarc Corporation; SonicFoundry, Inc.; ScreamingMedia Inc.; ARTISTDIRECT, INC.; and Loudeye Technologies, Inc.

        Public Company Comparable Analysis—Broadview considered ratios of market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating results in order to derive multiples placed on a company in a particular market segment.    In order to perform this analysis, Broadview compared financial information of Liquid Audio with publicly available information for the companies comprising the Liquid Audio Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

        The following table presents, as of July 14, 2002, the median multiples and the range of multiples for the Liquid Audio Comparable Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents) divided by selected operating metrics:

	Median Multiple	Range of Multiples
Total Market Capitalization to Last Twelve Months Revenue	0.76	NM – 30.00
Total Market Capitalization to Projected 12/31/02 Revenue	1.67	NM – 39.57
Total Market Capitalization to Last Quarter Revenue Annualized	0.72	NM – 27.14
Equity Market Capitalization to Book Value	1.49	0.32 – 2.93

        The following table presents, as of July 14, 2002, the median implied values and the range of implied values of Liquid Audio, calculated by using the multiples shown above and the appropriate Liquid Audio operating metric:

	Implied Median Value	Range of Implied Values
Total Market Capitalization to Last Twelve Months Revenue	$88,405	NM – $182,046
Total Market Capitalization to Projected 12/31/02 Revenue	$89,611	NM – $171,997
Total Market Capitalization to Last Quarter Revenue Annualized	$86,369	NM – $100,633
Equity Market Capitalization to Book Value	$129,595	$27,686 – $254,534

        No company utilized in the public company comparables analysis as a comparison is identical to Liquid Audio. In evaluating the comparables, Broadview made numerous assumptions with respect to Digital Media Distribution and Digital Rights Management Industries performance and general economic conditions, many of which are beyond the control of Liquid Audio. Mathematical analysis, such as determining the median, average, or range, is not in itself a meaningful method of using comparable company data.

        Transaction Comparables Analysis—Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that they considered similar to the merger. Broadview selected these transactions by choosing transactions since January 1, 2001 involving sellers in the Digital Music Industry, excluding equity investments and divestitures. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of MP3.com, Inc.

by Vivendi Universal S.A.; EMusic.com, Inc. by Vivendi Universal S.A.; and Launch Media, Inc. by Yahoo! Inc.

        The following table presents, as of July 14, 2002, the median multiple and the range of multiples of Adjusted Price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller's revenue in the last reported twelve months prior to acquisition for the transactions listed above:

	Median Multiple	Range of Multiples
Adjusted Price to Last Reported Twelve Months Revenue	0.80	0.46 – 2.85

        The following table presents, as of July 14, 2002, the median implied value and the range of implied values of Liquid Audio's common stock, calculated by multiplying the multiples shown above by the appropriate Liquid Audio operating metric for the twelve months ended March 31, 2002:

	Median Implied Value	Range of Implied Values
Adjusted Price to Last Reported Twelve Months Revenue	$88,531	$87,400 – $95,111

        No transaction utilized as a comparable in the transaction comparables analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the Digital Music Industry's performance and general economic conditions, many of which are beyond the control of Liquid Audio or Alliance. Mathematical analysis, such as determining the average, median, or range, is not in itself a meaningful method of using comparable transaction data.

        Liquid Audio Present Value Of Future Potential Share Price Analysis—Broadview calculated the present value of the future potential share price of shares of Liquid Audio common stock on a standalone basis using management revenue estimates for the twelve months ending December 31, 2002 and December 31, 2003. The implied share price calculated using the median Total Market Capitalization to Last Reported Twelve Months Revenue ratio for Liquid Audio public company comparables applied to management estimates and discounted based on the Capital Asset Pricing Model using the median capital-structure adjusted beta for the public company comparables is $3.06 for the projected 12/31/02 TTM Revenue and $3.08 for the projected 12/31/03 TTM Revenue.

        The analysis implies the following medians and ranges for value:

	Implied Median Value	Range of Implied Values
Projected 12/31/02 Last Twelve Months Revenue	$69,945	NM – $99,409
Projected 12/31/03 Last Twelve Months Revenue	$70,351	NM – $305,250

        Consideration of the Discounted Cash Flow Analysis—Although discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of valuing Liquid Audio on a standalone basis. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. Given the uncertainty in estimating both the future cash flows and sustainable long-term growth rate for Liquid Audio, and given that Liquid Audio is currently generating negative free cash flow, Broadview considered a discounted cash flow analysis inappropriate for valuing Liquid Audio.

        Combined Organization Public Company Comparables Analysis—Alliance's ongoing operations are anticipated to be the core functioning business of the combined organization. As such, Broadview considered ratios of market capitalization, adjusted for cash and debt when necessary, to selected projected operating results in order to derive multiples placed on a company in Alliance's market segment. The Alliance Comparable Index is comprised of public companies that Broadview deemed comparable to Alliance. Broadview selected five public company comparables defined as Wholesale

Distributors of Finished Goods with trailing twelve months revenue between $250 million and $4 billion and TTM gross margins between 0% and 25%. The Alliance Comparables Index consists of: ScanSource, Inc.; Allou Health & Beauty Care, Inc.; United Stationers, Inc.; Handleman Company; and Daisytek International Corp.

        For this analysis, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports. In order to perform this analysis, Broadview compared financial projections of the combined organization with publicly available information for the Alliance Comparables Index. The following table presents, as of July 14, 2002, the median multiples and the range of multiples for the Alliance Comparable Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents) divided by selected operating metrics:

	Median Multiple	Range of Multiples
Total Market Capitalization to Last Twelve Months Revenue	0.32	0.30 – 0.52
Share Price to Last Twelve Months Earnings Per Share	9.02	6.46 – 20.40
Total Market Capitalization to Projected 12/31/02 Revenue	0.37	0.21 – 0.47
Share Price to Projected 12/31/02 Earnings Per Share	9.15	6.01 – 17.66

        The following table presents, as of July 14, 2002, the median implied value and the range of implied values of Liquid Audio's common stock, calculated by multiplying the multiples shown above by the appropriate combined organization operating projection:

	Median Implied Value	Range of Implied Values
Total Market Capitalization to Projected 12/31/02 Revenue	$307,294	$181,432 – $383,627
Share Price to Projected 12/31/02 Earnings Per Share	$58,784	$38,593 – $113,479

        Combined Present Value Of Future Potential Share Price Analysis Based On Earnings—Broadview calculated the present value of the future potential share price of shares of the combined organization's common stock on a standalone basis using earnings estimates from Liquid Audio and Alliance management for the twelve months ending December 31, 2002 and December 31, 2003. The implied share price calculated using the median Share Price to Last Twelve Months Earnings Per Share for the Alliance Comparables Index applied to management estimates and discounted based on the Capital Asset Pricing Model using the median capital-structure adjusted beta for the public company comparables is $1.11 for the projected December 31, 2002 Last Twelve Months Earnings Per Share and $1.96 for the projected December 31, 2003 Last Twelve Months Earnings Per Share.

        The analysis implies the following medians and ranges for value:

	Implied Median Value	Range of Implied Values
Projected 12/31/02 Last Twelve Months Earnings Per Share	$54,641	$22,730 – $150,104
Projected 12/31/03 Last Twelve Months Earnings Per Share	$96,904	$35,884 – $282,111

        Combined Present Value Of Future Potential Share Price Analysis Based On Revenue—Broadview calculated the present value of the future potential share price of shares of the combined organization's common stock on a standalone basis using revenue estimates from Liquid Audio and Alliance management for the twelve months ending December 31, 2002 and December 31, 2003. The implied share price calculated using the median Total Market Capitalization to Last Twelve Months Revenue for the Alliance Comparables Index applied to management estimates and discounted based on the

CAPM using the median capital-structure adjusted beta for the public company comparables is $4.89 for the projected December 31, 2002 Last Twelve Months Revenue and $4.66 for the projected December 31, 2003 Last Twelve Months Revenue.

        The analysis implies the following medians and ranges for value:

	Implied Median Value	Range of Implied Values
Projected 12/31/02 Last Twelve Months Revenue	$241,836	$71,416 – $460,704
Projected 12/31/03 Last Twelve Months Revenue	$230,218	$60,456 – $464,888

        Combined Organization Discounted Cash Flow Analysis—Broadview examined the value of the combined organization based on projected free cash flow estimates for the combined organization on a pro forma basis. The free cash flow estimates were generated from financial projections from the date of the valuation through December 31, 2006 provided by Alliance management and December 31, 2005 provided by Liquid Audio management and Broadview estimates through December 31, 2006 utilizing Liquid Audio management estimates. Estimates for the combined organization prepared by Broadview were approved by Liquid Audio's and Alliance's management. A range of terminal values at December 31, 2007 were determined by ascribing long-term growth rates, which ranged from 2% to 6%, to the annual free cash flow for the twelve months ending December 31, 2007. Broadview calculated a discount rate of 11.28% based on a weighted average of the individual discount rates calculated for Liquid Audio and Alliance.

        Using the 11.28% discount rate implies the following range of implied values:

	Implied Median Value	Implied Range of Values Based On 2% – 6% Growth Rate
DCF	$370,831	$312,539 – $473,320

        Relative Contribution Analysis—Broadview examined the relative contribution of Liquid Audio to Alliance for a number of historical and projected operating and financial metrics. In this analysis, projected figures for Liquid Audio and Alliance are based on management estimates.

        The following reflect the relative contribution of Liquid Audio and Alliance for each operating and financial metric:

	Liquid Audio	Alliance
Last Twelve Months Revenue	0.5%	99.5%
Last Twelve Months Gross Profit	1.9%	98.1%
Projected 12/31/02 Revenue	0.3%	99.7%
Projected 12/31/02 Gross Profit	0.5%	99.5%
Projected 12/31/03 Revenue	2.4%	97.6%
Projected 12/31/03 Gross Profit	9.9%	90.1%
Cash	93.7%	6.3%
Debt	1.0%	99.0%

        Pro Forma Combination Analysis—Broadview calculated the pro forma impact of the merger on the combined organization's projected earnings per share for Liquid Audio's fiscal years ending December 31, 2002 and December 31, 2003, taking into consideration various financial effects which will result from consummation of the merger. This analysis relies upon certain financial and operating assumptions provided by the management of Liquid Audio and Alliance. Broadview examined a purchase scenario under the assumption that no opportunities for cost savings or revenue enhancements exist. Based on this scenario, the pro forma purchase model indicates EPS accretion, for the fiscal year ending December 31, 2003.

        In connection with the review of the merger by the Liquid Audio board, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the merger.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

        In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Liquid Audio or Alliance. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The exchange ratio pursuant to the merger agreement and other terms of the merger agreement were determined through arm's length negotiations between Liquid Audio and Alliance, and were approved by the Liquid Audio board. Broadview provided advice to the Liquid Audio board during such negotiations; however, Broadview did not recommend any specific consideration to the Liquid Audio board or that any specific consideration constituted the only appropriate consideration for the merger. In addition, Broadview's opinion and presentation to the Liquid Audio board was one of many factors taken into consideration by the Liquid Audio board in making its decision to approve the merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the Liquid Audio board with respect to the value of Liquid Audio or of whether the Liquid Audio board would have been willing to agree to a different consideration.

        Upon completion of the merger, Liquid Audio will be obligated to pay Broadview a transaction fee of 1.5% of the total consideration received by Liquid Audio stockholders. Liquid Audio has already paid Broadview fairness opinion fees and an adequacy opinion fee totaling $650,000. $450,000 of the fairness opinion fees and adequacy opinion fee will be credited against the transaction fee payable by Liquid Audio upon completion of the merger. In addition, Liquid Audio has agreed to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Liquid Audio and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between Liquid Audio and Broadview, and the Liquid Audio board of directors was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the merger.

Alliance's Reasons for the Merger

        In determining the fairness of the merger and the merger agreement, the Alliance board of directors consulted with Alliance's management and legal counsel. Alliance's board of directors believed that it could make an informed decision in favor of the merger and the merger agreement based upon the information obtained during these consultations. The Alliance board of directors considered many factors in the course of making its evaluation, including, but not limited to:

  •
  the potential strategic benefits of combining the companies to become the leading provider of commerce solutions for both physical and digital entertainment;

  •
  historical information concerning Liquid Audio's business, financial condition, technology and competitive position;

  •
  presentations by the Liquid Audio management team to the senior management of Alliance;

  •
  the greater financial resources, competitive strength and business opportunities resulting from the merger;

  •
  the belief that the terms and conditions of the merger agreement, including the amount and form of consideration, the nature of the parties' representations, warranties and covenants, and the conditions to their respective obligations to consummate the merger, are reasonable;

  •
  the belief that the combined organization could benefit from the potential synergies created in combining the research and development and technological strengths of Liquid Audio with the Alliance business plan;

  •
  the increased liquidity that Alliance stockholders will enjoy though ownership of publicly traded stock; and

  •
  the ability to leverage buyer and supplier relationships to cross-sell products.

        The Alliance board of directors also identified and considered a number of potentially negative factors relating to the merger, including:

  •
  the risk that the potential benefits sought in the merger might not be fully realized, or realized at all under certain circumstances;

  •
  the possibility that the merger might not be completed in a timely manner, the negative effects of which would be compounded by the reorganization of the company's operations in anticipation of the integration of Liquid Audio and Alliance following the completion of the merger;

  •
  the continuous depletion of Liquid Audio's cash;

  •
  limited analyst coverage and institutional ownership;

  •
  the possibility that the merger might not be completed at all, in light of dissident Liquid Audio stockholders;

  •
  the historical lack of profitability of the Liquid Audio business;

  •
  the historical lack of profitability of the digital music market;

  •
  the risk that despite the efforts of management of the combined organization, key personnel might not remain employed by the combined organization;

  •
  the risks attendant to Alliance gaining access to public markets through a business combination, including, for example, the potential heightened public market scrutiny of the merger and the minimal institutional support following the merger;

  •
  the risks related to Liquid Audio's business and how they would affect the operations of the combined organization;

  •
  the public skepticism and scrutiny of "reverse IPO" transactions and the historical lack of success of such transactions; and

  •
  the other risks described in the section entitled "Risk Factors" of this proxy statement/prospectus.

        Considering these potential negative factors, the Alliance board of directors concluded that, on balance, the potential benefits of the merger outweighed the potentially negative factors associated with the merger.

        This discussion of the information and factors considered by the Alliance board of directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors. In making its determination, the Alliance board of directors considered factors as a whole and did not assign specific or relative weights to the factors. Nor did the Alliance board of directors reach specific conclusions on any single factor (or any aspect thereof) considered, but rather, it conducted an overall analysis of these factors. In addition, individual members of the Alliance board of directors may have given different weight to different factors.

Interests of Liquid Audio Directors and Executive Officers

        Upon completion of the merger and the issuance of Liquid Audio stock in the merger, the directors and officers of Liquid Audio, along with those individuals who were directors and officers of Liquid Audio since the beginning of the fiscal year ended December 31, 2001, will collectively beneficially own approximately 4.3% of the outstanding stock of Liquid Audio, calculated on the basis set forth under "Liquid Audio Principal Stockholders" and assuming all stockholders, including each director and officer of Liquid Audio (other than Mr. Kearby and Mr. Flynn) tenders their shares.

        Gerald W. Kearby, president, chief executive officer and director of Liquid Audio, and Robert G. Flynn, senior vice president of business development, secretary and director of Liquid Audio, have interests in the merger that are different from your interests. In connection with the execution of the original merger agreement in June 2002, Messrs. Kearby and Flynn each entered into employment agreements with Alliance. These agreements will become effective upon the consummation of the merger. Pursuant to these agreements, each of Mr. Kearby and Mr. Flynn will have a three (3) year term of employment. Each will receive an annual base salary no less than (i) his Liquid Audio salary as of January 1, 2002 or (ii) an amount commensurate with other executives of Alliance with similar responsibilities and expertise. In addition, each of Mr. Kearby and Mr. Flynn will receive a retention payment of $750,000, in the aggregate, to be paid over a three (3) year period. Each of Mr. Kearby and Mr. Flynn may also be eligible for discretionary bonuses granted by the combined organization's board of directors or by the Compensation Committee of the board of directors. Each is entitled to severance upon termination without cause equal to two times his then current annual base salary, as well as any unpaid portion of the aforementioned retention payment. Upon termination for cause or upon voluntary resignation, each is entitled to his base salary, and is not entitled to any unpaid retention payments. Neither Mr. Kearby, nor Mr. Flynn is permitted to compete or otherwise interfere with the combined organization's business for a period of five (5) years following the consummation of the merger. Each of Mr. Kearby and Mr. Flynn is entitled to $750,000 payable over a three (3) year period as compensation for his agreement not to compete. Upon termination for cause or resignation by either Mr. Kearby or Mr. Flynn, the noncompete consideration payable to such executive will be reduced by the amount not yet paid to such executive as of the date of termination or resignation, unless the termination or resignation occurs within one year of the consummation of the merger, in which case $125,000 of the retention payment paid to each of Mr. Kearby and Mr. Flynn will be allocated as consideration for the agreement not to compete. Upon termination without cause, each of Mr. Kearby and Mr. Flynn will continue to be entitled to the entire consideration for his agreement not to compete. Upon breach of the non-compete obligation, each of Mr. Kearby and Mr. Flynn forfeit his consideration for the agreement not to compete.

        The compensation committee of Liquid Audio's board of directors has approved a plan that provides that in the event that (1) Liquid Audio enters into an agreement to dispose of all or substantially all of its assets, or (2) its stockholders dispose of 50% or more of its outstanding common stock, then the greater of one year or 25% of all of the outstanding/unvested stock options held by each of its executive officers and certain members of the Liquid Audio board of directors will immediately vest. Executive officers qualifying under this plan include Gerald W. Kearby and Robert G. Flynn; the executive officers listed under "Executive Officers and Directors Pre-Merger," and

H. Thomas Blanco (Vice President of Human Resources), Matthew Smith (Vice President of Product Marketing) and Kay Marsh (Vice President of Information Technology). Under a separate employment agreement, 25% of the unvested the stock options held by Michael R. Bolcerek will vest upon consummation of a change of control and an additional 12.5% of his unvested stock options will vest in the event of his termination or constructive termination as a result of a change of control of Liquid Audio. For purposes of Mr. Bolcerek's employment agreement, a change of control is defined as the occurence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the "beneficial owner" (as defined in Rule 13d-3 under said act), directly or indirectly, of securities of Liquid Audio representing 50% or more of the total voting power represented by Liquid Audio's then outstanding voting securities, other than in a private financing transaction approved by the board of directors of Liquid Audio; (ii) the direct or indirect sale or exchange by the stockholders of Liquid Audio of all or substantially all of the stock of Liquid Audio; (iii) a merger or consolidation in which Liquid Audio is a party and in which the stockholders of Liquid Audio before such merger or consolidation do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of Liquid Audio after the transaction; or (iv) the sale or disposition by Liquid Audio of all or substantially all Liquid Audio's assets.

        Liquid Audio has entered into agreements indemnifying its directors and executive officers which contain provisions that may require Liquid Audio to, among other things:

  •
  indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; and

  •
  advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        In addition, the merger agreement provides that Liquid Audio will maintain directors' and officers' liability insurance in specified amounts and for specified periods following the effective time of the merger, covering the existing Liquid Audio directors for their acts and omissions occurring prior to the completion of the merger.

        As a result of the foregoing, the directors and executive officers of Liquid Audio may be more likely to vote for the adoption of the merger agreement than Liquid Audio stockholders generally.

        Liquid Audio has also agreed to pay each of Messrs. Blanco and Rishniw six months' and one year's salary, respectively, as severance in the event that their employment with Liquid Audio is terminated without cause. Liquid Audio has also extended severance arrangements to certain other officers consistent with its past practice.

CERTAIN TERMS OF THE MERGER AGREEMENT

        The following description of the merger agreement describes certain material terms of the merger agreement. The full text of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. Liquid Audio stockholders are encouraged to read carefully the entire merger agreement.

Structure of the Merger

        At the effective time of the merger, Liquid Audio's wholly-owned subsidiary, April Acquisition Corp., will be merged with and into Alliance. Upon completion of the merger, Alliance will continue as the surviving corporation and will be a wholly-owned subsidiary of Liquid Audio.

Effective Time of the Merger

        The merger agreement provides that the merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Delaware General Corporation Law. The completion of the merger will take place no later than the second business day after the conditions to the merger set forth in the merger agreement are satisfied or waived, or at such other time, date and location as the parties agree in writing.

Manner and Basis of Converting Shares of Alliance Preferred Stock and Alliance Common Stock

        The merger agreement provides that, immediately prior to the effective time of the merger, each share of Alliance preferred stock issued and outstanding will convert into shares of Alliance common stock. Alliance is required to effect a conversion of all Alliance preferred stock into Alliance common stock immediately prior to the completion of the merger, and accordingly, no Alliance preferred stock will be outstanding at the effective time of the merger.

        As of the effective time of the merger, each share of Alliance common stock issued and outstanding immediately prior to the completion of the merger (including the shares of Alliance common stock issuable upon conversion of the Alliance preferred stock), other than any dissenting shares and shares of Alliance capital stock held by Alliance or Alliance's wholly-owned subsidiaries, will be cancelled and extinguished and converted automatically into the right to receive such number (the "Exchange Ratio") of shares of Liquid Audio common stock as would result in (i) the holders of Alliance common stock immediately prior to the effective time of the merger (including shares of Alliance common stock issuable upon conversion of Alliance preferred stock) owning 74% of the voting power of Liquid Audio immediately after the effective time of the merger and (ii) the holders of Liquid Audio common stock immediately prior to the effective time of the merger owning 26% of the voting power of Liquid Audio common stock immediately after the effective time of the merger.

        No fractional shares of Liquid Audio common stock will be issued in the merger. Instead, each Alliance stockholder otherwise entitled to a fractional share will receive a cash amount, rounded to the nearest whole cent, without interest, determined by multiplying that fraction by the closing price of Liquid Audio common stock on The Nasdaq National Market on the last trading day before the effective time of the merger.

Directors and Officers of Liquid Audio Upon Completion of the Merger

        The members of the Liquid Audio board of directors will resign from the board of directors, with the exception of those members to be designated by Liquid Audio prior to the completion of the merger. These members designated by Liquid Audio will constitute one-third (1/3) of the members of the board of directors of Liquid Audio after the completion of the merger. As a condition to the merger, the Liquid Audio board of directors will appoint as additional members of the board of directors of Liquid Audio individuals to be designated by Alliance prior to the completion of the merger. The number of individuals designated by Alliance will constitute two-thirds (2/3) of the members of the board of directors of Liquid Audio after the completion of the merger. Liquid Audio and Alliance will each designate individuals so that the directors satisfy the Qualitative Listing Requirements of The Nasdaq National Market.

        The existing officers of Liquid Audio who are not designated as officers after completion of the merger, will also resign upon completion of the merger and new officers will be appointed by the newly-constituted Liquid Audio board of directors. The individuals currently contemplated to become the directors and officers of Liquid Audio immediately following the completion of the merger are identified under the heading entitled "Management."

Increasing Authorized Liquid Audio Common Stock After the Merger

        The merger agreement provides that:

  •
  following the effective time of the merger, Liquid Audio will take all action necessary in accordance with the Delaware General Corporation Law and the Liquid Audio charter documents to call, give notice of, hold and convene a meeting of the Liquid Audio stockholders to consider approval of an amendment to Liquid Audio's certificate of incorporation to increase the total number of shares of Liquid Audio common stock that Liquid Audio is authorized to issue to at least 100,000,000; and

  •
  the Liquid Audio board of directors will recommend that Liquid Audio stockholders vote in favor of the approval and adoption of such amendment at the Liquid Audio stockholders meeting.

Exchange of Alliance Stock Certificates

        Following the effective time of the merger, an exchange agent, selected by Liquid Audio and subject to Alliance's reasonable satisfaction, will mail to each record holder of Alliance common stock a letter of transmittal and instructions specifying other details of the exchange. The record holders will use the letter of transmittal to exchange Alliance stock certificates for the shares of Liquid Audio common stock and cash in lieu of fractional shares of Liquid Audio common stock to which the record holders of Alliance common stock are entitled to receive in connection with the merger.

        After the effective time of the merger, transfers of Alliance capital stock will not be registered on the stock transfer records of Alliance, and each certificate that previously evidenced Alliance capital stock (including certificates evidencing Alliance preferred stock that has been converted into Alliance common stock) will be deemed to evidence the right to receive the shares of Liquid Audio common stock and cash in lieu of fractional shares of Liquid Audio common stock to which the record holders of Alliance capital stock are entitled to receive in connection with the merger. Liquid Audio will not pay dividends or other distributions on any shares of Liquid Audio common stock to be issued to the holder of any Alliance stock certificate that is not surrendered until the Alliance capital stock certificate is surrendered as provided in the merger agreement. No interest will be payable on the cash to be paid to Alliance stockholders in lieu of the issuance of fractional shares of Liquid Audio common stock.

Assumption of Alliance Stock Options and Warrants

        At the effective time of the merger, Liquid Audio will assume each outstanding option to purchase Alliance common stock, whether or not exercisable at the effective time of the merger. Each Alliance option will continue to be subject to the same terms and conditions set forth in the Alliance stock option plans (and any applicable stock option agreement for such Alliance option) that it was subject to immediately prior to the completion of the merger, including any repurchase rights or vesting provisions, except for the following two adjustments. First, each assumed Alliance option will be exercisable, or will become exercisable in accordance with its terms, for that number of whole shares of Liquid Audio common stock equal to the product of the number of shares of Alliance common stock that were issuable upon exercise of that option immediately prior to the completion of the merger multiplied by the Exchange Ratio, rounded to the nearest whole number of shares of Liquid Audio common stock. Second, the per share exercise price for the shares of Liquid Audio common stock issuable upon exercise of each assumed Alliance option will be equal to the quotient determined by dividing the exercise price per share of Alliance common stock at which that option was exercisable immediately prior to the completion of the merger by the Exchange Ratio, rounded to the nearest whole cent. After the completion of the merger, Liquid Audio will issue to each person who holds an assumed Alliance option a document evidencing the assumption of that option by Liquid Audio. In addition, within 120 days after the effective time of the merger, Liquid Audio will register the shares of Liquid Audio common stock issuable upon exercise of the assumed Alliance options by filing a Form S-8 with the SEC.

        At the effective time of the merger, Liquid Audio will assume each issued and outstanding warrant to purchase Alliance preferred stock and Alliance common stock, whether or not exercisable at the effective time of the merger, in accordance with the terms of such warrants.

  The Tender Offer

        In conjunction with the merger, Liquid Audio will offer to purchase up to 10 million shares of its common stock, representing a total purchase of up to 44% of its outstanding common stock on June 30, 2002 at a purchase price of $3.00 per share. If more than 10 million shares of Liquid Audio common stock are tendered, Liquid Audio will accept the tendered shares on a pro rata basis up to that amount. The offer to purchase Liquid Audio shares of common stock and the ability to withdraw a self tender will expire at              p.m. on the date of the Liquid Audio annual stockholder meeting and payments for the tendered shares will be made after the expiration of the tender offer. The tender offer is also subject to Liquid Audio obtaining exemptive relief from the SEC from the requirements of Regulation M for the conduct of the tender offer or being advised in writing by its counsel that it may proceed without such exemption.

        The obligation of Liquid Audio to consummate the tender offer and to accept for payment and to pay for shares of Liquid Audio common stock tendered pursuant to the tender offer is subject to the following conditions:

  •
  the issuance of shares of Liquid Audio stock in the merger will have been approved by the requisite vote of stockholders of Liquid Audio; and

  •
  none of the following events will have occurred at any time following the date of the merger agreement and before the time of payment for any shares of Liquid Audio common stock: (1) the promulgation of any law or order or the institution of any pending action by a governmental entity which prohibits the purchase of shares of Liquid Audio common stock pursuant to the tender offer or consummation of the merger, or seeks to restrain the making or consummation of the tender offer or the merger; (2) the termination of the merger agreement in accordance with its terms, or (3) the agreement between Liquid Audio and Alliance that Liquid Audio amend the tender offer to terminate the tender offer or postpone the payment for shares of Liquid Audio common stock under the tender offer.

        Liquid Audio expressly reserves the right to waive any condition other than those described in the first bullet point above and to make any other changes in the terms and conditions of the tender offer. No change to the terms and conditions of the tender offer may be made which:

  •
  changes the amount of consideration to be paid to holders of Liquid Audio common stock for shares of Liquid Audio common stock in the tender offer;

  •
  changes the form of consideration to be paid in the tender offer;

  •
  changes the number of shares of Liquid Audio common stock sought to be purchased in the tender offer; or

  •
  imposes conditions to the tender offer in addition to those described above, provided that the tender offer may be extended to the extent required by law and after the initially scheduled expiration date if upon any expiration of the tender offer any condition to the tender offer will not be satisfied and there is a reasonable basis to believe that such condition could be satisfied.

        Following the termination of the tender offer, which we expect will occur immediately prior to the merger, Liquid Audio shall pay for shares of Liquid Audio stock tendered pursuant to the tender offer, provided that, if the number of shares of Liquid Audio stock that has been validly tendered and not withdrawn at the expiration of the tender offer exceeds 10,000,000 shares, the number of shares of Liquid Audio stock to be purchased by Liquid Audio pursuant to the tender offer will be prorated so that the number of shares of Liquid Audio stock purchased by Liquid Audio will equal 10,000,000 shares. Liquid Audio will accept the tendered shares in exchange for cash.

        Holders of such shares that have been tendered will cease to have any rights with respect to such tendered shares, other than the right to receive $3.00 per share.

        NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF LIQUID AUDIO AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE TENDER OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LIQUID AUDIO.

Representations and Warranties

        The merger agreement contains various representations and warranties of the parties, which will expire at the effective time of the merger. These representations and warranties are not easily summarized and Liquid Audio stockholders are referred to Articles II and III of the merger agreement attached as Annex A to this proxy statement/prospectus for the complete text of these provisions.

  Representations and Warranties of Alliance

        The representations and warranties made by Alliance to Liquid Audio include representations and warranties related to:

  •
  the corporate organization, good standing and qualification to do business of Alliance and its subsidiaries;

  •
  the certificate of incorporation and bylaws of Alliance and the organizational documents for its subsidiaries;

  •
  Alliance's capitalization;

  •
  Alliance's authority to enter into the merger agreement and the absence of any conflicts between the merger agreement and Alliance's and its subsidiaries' charter documents;

  •
  regulatory and third party consents required by Alliance to complete the merger and tender offer;

  •
  Alliance's financial statements;

  •
  the absence of any undisclosed liabilities of Alliance;

  •
  the absence of certain changes or events related to Alliance since March 31, 2002;

  •
  Alliance's taxes, tax returns and audits;

  •
  intellectual property matters pertaining to Alliance;

  •
  compliance by Alliance and its subsidiaries with applicable legal requirements;

  •
  permits required to conduct the respective businesses of Alliance and its subsidiaries and their compliance with those permits;

  •
  litigation involving Alliance and its subsidiaries;

  •
  payments required to be made by Alliance to brokers and agents in connection with the merger;

  •
  certain material contracts of Alliance;

  •
  Alliance's employee benefit plans, other employment matters and labor relations;

  •
  Alliance's real property;

  •
  Alliance's sale of its All Media Guide and Digital On-Demand businesses;

  •
  transactions with certain parties related to Alliance;

  •
  title to Alliance's properties;

  •
  environmental matters pertaining to Alliance;

  •
  the accuracy of the information supplied by Alliance for inclusion in this proxy statement/prospectus, the related registration statement filed by Liquid Audio and the tender offer documents;

  •
  the approval of the merger and related matters by the Alliance board of directors; and

  •
  the fact that Alliance's principal stockholder holds a sufficient amount of Alliance common stock and preferred stock to cause the conversion of all outstanding Alliance preferred stock into Alliance common stock and to approve the merger, all in accordance with the Delaware General Corporation Law and Alliance's charter documents.

  Representations and Warranties of Liquid Audio

        The representations and warranties made by Liquid Audio to Alliance include representations and warranties related to:

  •
  the corporate organization, good standing and qualification to do business of Liquid Audio and its subsidiaries;

  •
  the certificate of incorporation and bylaws of Liquid Audio and the organizational documents for its subsidiaries;

  •
  Liquid Audio's capitalization;

  •
  Liquid Audio's authority to issue Liquid Audio stock pursuant to the merger agreement, and the absence of any conflicts between the merger agreement and Liquid Audio's and its subsidiaries' charter documents;

  •
  regulatory and third party consents required by Liquid Audio to complete the merger and the tender offer;

  •
  Liquid Audio's filings and reports with the Securities and Exchange Commission;

  •
  Liquid Audio's financial statements;

  •
  the absence of any undisclosed liabilities of Liquid Audio and it subsidiaries;

  •
  the absence of certain changes or events relating to Liquid Audio and its subsidiaries since March 31, 2002;

  •
  Liquid Audio's taxes, tax returns and audits;

  •
  intellectual property matters pertaining to Liquid Audio;

  •
  compliance by Liquid Audio and its subsidiaries with applicable legal requirements;

  •
  permits required to conduct the respective businesses of Liquid Audio and its subsidiaries and their compliance with those permits;

  •
  litigation involving Liquid Audio and its subsidiaries;

  •
  payments required to be made by Liquid Audio to brokers and agents in connection with the merger;

  •
  certain material contracts of Liquid Audio;

  •
  Liquid Audio's employee benefit plans, other employment matters and labor relations;

  •
  Liquid Audio's real property;

  •
  transactions with certain parties related to Liquid Audio;

  •
  title to Liquid Audio's properties;

  •
  environmental matters pertaining to Liquid Audio;

  •
  the accuracy of the information supplied by Liquid Audio in this proxy statement/prospectus, the related registration statement filed by Liquid Audio and the tender offer documents;

  •
  the approval of the merger, the tender offer and related matters by the Liquid Audio board of directors;

  •
  the operations of April Acquisition Corp.;

  •
  the fairness opinion delivered by Broadview International LLC to the Liquid Audio board of directors regarding the transaction; and

  •
  actions taken by Liquid Audio so that Alliance will not be an "Acquiring Person" under Liquid Audio's Preferred Stock Rights Agreement, dated August 7, 2001, and so that the merger will not cause any rights under the Rights Agreement to be exercised, distributed or triggered.

Liquid Audio's Conduct of Business Prior to the Completion of the Merger

        Under the terms of the merger agreement, Liquid Audio has agreed that during the period from June 12, 2002 until the earlier of the termination of the merger agreement in accordance with its terms or the effective time of the merger, Liquid Audio and its subsidiaries did and will carry on its business in the usual, regular and ordinary course, and will use all reasonable efforts to preserve intact its present business organization and keep available the services of present executive officers and key employees, unless Alliance consents in writing. In addition, during such period Liquid Audio has not and will not, without the prior written consent of Alliance, do any of the following or permit any of its subsidiaries to do any of the following:

  •
  enter into any new line of business;

  •
  declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

  •
  purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Liquid Audio or its subsidiaries, except pursuant to the tender offer or repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on June 12, 2002;

  •
  issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Liquid Audio stock pursuant to the exercise of options or warrants outstanding as of June 12, 2002;

  •
  make any changes (by split-up, combination, reorganization or otherwise) in the capital structure of Liquid Audio;

  •
  cause, permit or propose any amendments to the Liquid Audio charter documents or any of the organizational documents of its subsidiaries, except to the extent necessary to comply with the obligations under the provisions of the merger agreement relating to the composition of the Liquid Audio board of directors after the effective time of the merger;

  •
  acquire or enter into an agreement to acquire by merger, consolidation, or purchase of the stock or assets of, any business or entity or any person or division thereof, or otherwise acquire or agree to acquire any assets;

  •
  enter into any joint ventures, strategic partnerships or alliances, other than licensing agreements in the ordinary course of business consistent with past practice;

  •
  except as previously disclosed in Liquid Audio's reports filed with the SEC, sell, lease or otherwise dispose of any property or asset, or permit any lien or other encumbrance to be imposed on any property or asset of Liquid Audio, in each case other than in the ordinary course of business consistent with past practice;

  •
  make any loans, advances or capital contributions to, or investments in, any other person, other than advances for business related travel expenses made in the ordinary course of business;

  •
  engage in any transaction with any officer, director or stockholder of Liquid Audio, or any person with whom, to the knowledge of Liquid Audio any such stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any of such persons owns any beneficial interest (other than a publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by such persons) except for compensation and benefits received in the ordinary course of business as an employee or director of Liquid Audio;

  •
  enter into, modify or extend in any manner the terms of any employment, severance, consulting, or similar agreements with officers, directors or employees (except for employees terminated by Liquid Audio in accordance with the severance policies set forth on Exhibit A of the merger agreement) nor grant any increase in the compensation of officers, directors or employees, whether now or hereafter payable (except, with respect to employees other than officers and directors, for compensation increases in the ordinary course of business and consistent with past practice), including any such increase pursuant to any option, bonus, stock purchase, pension, profit-sharing, deferred compensation, retirement or other plan, arrangement, contract or commitment;

  •
  terminate an employee of Liquid Audio, other than terminations for cause and terminations meeting the criteria set forth in Exhibit A of the merger agreement;

  •
  incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of it, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of any other person (other than any wholly-owned subsidiary of Liquid Audio) or enter into any arrangement having the economic effect of any of the foregoing;

  •
  permit a change in its methods of maintaining its books, accounts or business records except as required by United States generally accepted accounting principles or the SEC, change its fiscal year, any of its accounting principles or methods by which such principles are applied for tax or financial reporting purposes;

  •
  enter into, terminate, fail to renew, or accelerate any license, distributorship, dealer, sales representative, joint venture, credit or other agreement if such action could reasonably be expected to have, individually or in the aggregate, a material adverse effect;

  •
  license any of its intellectual property or technology, other than in the ordinary course of business;

  •
  make or change any material tax election, settle any audit relating to taxes pending as of June 12, 2002 or arising on or after June 12, 2002, or amend any tax return in any material respect;

  •
  enter into, modify or amend in a manner adverse in any material respect to Liquid Audio, or terminate any of its material contracts or waive, release or assign any material rights or claims under such material contracts, other than the expiration of any Liquid Audio material contract in accordance with the terms and conditions thereof;

  •
  pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of such claims, liabilities or obligations (i) in the ordinary course of business consistent with past practice or (ii) in accordance with the terms of liabilities reflected or reserved against in the Liquid Audio balance sheet dated March 31, 2002; provided that the foregoing shall not prohibit Liquid Audio from paying any legal, accounting, financial advisor or financial printer fees and expenses or SEC and other regulatory filing fees incurred in connection with the merger;

  •
  pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any Liquid Audio employee plan, to any officer, director, employee, consultant or any affiliate of Liquid Audio or any amount relating to unused vacation days, other than as required under applicable law; adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any Liquid Audio employee plan with or for the benefit of any director, officer, employee, agent or consultant, whether past or present, other than as required under applicable law or the current terms of any Liquid Audio employee benefit plan; or amend in any respect any Liquid Audio employee plan in an manner inconsistent with the foregoing;

  •
  except as required by law, enter into any collective bargaining agreement;

  •
  terminate, amend or waive any of the confidentiality and noncompetition agreements entered into by its employees and consultants with Liquid Audio or any of its subsidiaries prior to the effective time of the merger. Such agreements shall continue to be in full force and effect immediately after the effective time of the merger, except for those agreements that, pursuant to their terms, terminate at or prior to the effective time of the merger;

  •
  change or modify its policies, procedures and practices as relating to Liquid Audio's payment of accounts payables and other liabilities incurred in the ordinary course of business; or

  •
  agree in writing or otherwise to take any of the foregoing actions.

Alliance's Conduct of Business Prior to the Completion of the Merger

        Under the terms of the merger agreement, Alliance has agreed that during the period from June 12, 2002 until the earlier of the termination of the merger agreement in accordance with its terms or the effective time of the merger, Alliance did and will carry on its business in the usual, regular and ordinary course, in substantially the same manner as it is currently conducted and use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization and keep available the services of its present executive officers and key employees, unless Liquid Audio consents in writing. In addition, during such period Alliance has not and will not, without the prior written consent of Liquid Audio, do any of the following or permit any of its subsidiaries to do any of the following:

  •
  enter into any new line of business material to Alliance and its subsidiaries taken as a whole;

  •
  declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, except (a) as required by the existing agreements in connection with Alliance's sale of its All Media Guide and Digital On-Demand businesses or (b) in connection with a spin-off, sale or other disposition by Alliance of its All Media Guide and Digital On-Demand businesses;

  •
  purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of it or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on June 12, 2002 or entered into the ordinary course of business consistent with past practice after June 12, 2002;

  •
  issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its common stock pursuant to the conversion of outstanding shares of Alliance preferred stock and the exercise of options or warrants outstanding as of June 12, 2002;

  •
  cause, permit or propose any amendments to its charter documents or any of the organizational documents of its subsidiaries;

  •
  acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any person or division thereof which are material, individually or in the aggregate, to the business of Alliance and its subsidiaries taken as a whole, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Alliance and its subsidiaries taken as a whole;

  •
  sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to its business, except (a) in the ordinary course of business consistent with past practice, (b) the sale by Alliance of its All Media Guide and Digital

    On-Demand businesses pursuant to the existing agreements to sell such businesses, or (c) any spin-off, sale or other disposition by Alliance of the All Media Guide or Digital On-Demand businesses; provided, that, in the event of any such spin-off, sale or other disposition, Alliance shall not enter into any agreement that (A) significantly limits the ability of Liquid Audio, Alliance or their respective subsidiaries to compete, including restrictions on any such company's ability to offer competitive products or services or (B) includes exclusivity provisions preventing Liquid Audio, Alliance or their respective subsidiaries, the combined organization or any subsidiary of such companies from engaging in any transaction with any third party;

  •
  make any loans, advances or capital contributions to, or investments in, any other person, other than (i) loans or investments by it or a subsidiary of it to or in it or any subsidiary of it, (ii) employee loans or advances made in the ordinary course of business or loans in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to it and its subsidiaries taken as a whole, and (iii) as permitted pursuant to the Alliance's existing credit agreement with its third party lender;

  •
  enter into, modify or extend in any manner the terms of any employment, severance, consulting, or similar agreements with directors and holders of more than 5% of the outstanding shares of any class of Alliance capital stock nor grant any increase in the compensation of directors or holders of more than 5% of the outstanding share of any class of Alliance capital stock, whether now or hereafter payable;

  •
  incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of it, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of any other person (other than any wholly-owned subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, except (i) for borrowings pursuant to Alliance's credit agreement in the ordinary course of business and (ii) as permitted pursuant to Alliance's credit agreement;

  •
  permit a change in its methods of maintaining its books, accounts or business records except as required by United States generally accepted accounting principles, change its fiscal year, any of its accounting principles or methods by which such principles are applied for tax or financial reporting purposes; or

  •
  agree in writing or otherwise to take any of the foregoing actions.

Certain Covenants

        Under the terms of the merger agreement, Alliance and Liquid Audio have each agreed that until the earlier of the termination of the merger agreement in accordance with its terms or the effective time of the merger, each of them will, among other things and subject to certain exceptions specified in the merger agreement:

  •
  use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with one another in doing, all things necessary, proper or advisable to complete and make effective the tender offer and the merger and the other transactions contemplated by the merger agreement;

  •
  give the other party prompt notice after obtaining actual knowledge of any representation or warranty made by the notifying party contained in the merger agreement becoming inaccurate, or any failure of the notifying party to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under the merger agreement, in each case, to the extent that such inaccuracy or failure would result in the conditions relating to the accuracy of the notifying party's representations and warranties or the performance of the notifying party's covenants set forth in Article VI of the merger agreement not being satisfied;

  •
  coordinate and cooperate with one another and use all reasonable efforts to comply with all legal requirements and make all filings required by any governmental entity in connection with the merger and the transactions contemplated by the tender offer and the merger agreement;

  •
  respond as promptly as practicable to any inquiries or requests received from any governmental entity with respect to the tender offer and the merger or any other transaction contemplated by the merger agreement;

  •
  cooperate to fulfill the requirements of maintaining Liquid Audio's listing on The Nasdaq National Market after the effective time of the merger; and

  •
  in the event that the requisite stockholder approvals for the issuance of Liquid Audio stock in the merger are obtained but less than 10,000,000 shares of Liquid Audio stock are tendered and not properly withdrawn pursuant to the tender offer, negotiate in good faith to effect alternative arrangements that would preserve for the parties and their stockholders the economic, voting and other material benefits of the transactions contemplated by the merger agreement.

        In addition, Liquid Audio and AEC Associates, LLC, the principal stockholder of Alliance, will negotiate in good faith acceptable terms concerning registration rights applicable to the shares of Liquid Audio stock to be issued to AEC Associates, the principal stockholder of Alliance, in connection with the merger and such terms will include:

  •
  three demand registration rights, with the first right exercisable no earlier than three months after the closing date;

  •
  unlimited piggyback registration rights;

  •
  a five-year term for the registration rights agreement; and

  •
  such other customary terms and conditions to be negotiated in good faith by the parties.

Restrictions on Solicitation of Alternative Acquisition Proposals by Liquid Audio

        Under the terms of the merger agreement, Liquid Audio has agreed that it will not, and it will not authorize or instruct any representative of Liquid Audio to, and Liquid Audio will use its reasonable efforts to cause each of the employees and agents of Liquid Audio not to:

  •
  solicit, initiate, encourage or knowingly facilitate or induce the making, submission or announcement of, any Acquisition Proposal (defined below);

  •
  participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information in connection with or in response to any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any Acquisition Proposal;

  •
  engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of the merger agreement and as otherwise permitted by the merger agreement;

  •
  approve, endorse or recommend any Acquisition Proposal, except as otherwise permitted by the merger agreement; or

  •
  enter into any letter of intent or similar document contemplating or otherwise relating to any Acquisition Proposal.

        Under the terms of the merger agreement, if Liquid Audio receives an Acquisition Proposal or any request for information or inquiry that Liquid Audio reasonably believes would lead to an Acquisition Proposal, Liquid Audio must provide Alliance with written notice of the material terms and conditions of the Acquisition Proposal, request or inquiry, the identity of the person or group making the Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with the Acquisition Proposal, request or inquiry. Liquid Audio must also provide Alliance with 24 hours' prior notice of any meeting of the Liquid Audio board of directors at which the board of directors is reasonably expected to consider any Acquisition Proposal.

        Notwithstanding the foregoing, in the event that Liquid Audio receives an Acquisition Proposal that is a Superior Offer (defined below) before the date of the Liquid Audio stockholders meeting, Liquid Audio may take any of the following actions (but only if and to the extent that Liquid Audio's board of directors concludes in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with the proper discharge of its fiduciary duties): (i) furnish nonpublic information regarding Liquid Audio to the third party making such Acquisition Proposal, (ii) withhold, withdraw, amend or modify its recommendation in favor of the tender offer and the merger, and in the case of a Superior Offer that is a tender or exchange offer made directly to the stockholders of Liquid Audio, recommend that its stockholders accept the tender or exchange offer or (iii) terminate the merger agreement to accept the Superior Offer if all of the following are met:

  •
  the Superior Offer has not been withdrawn;

  •
  the Liquid Audio stockholders' meeting to vote on the issuance of Liquid Audio stock in the merger has not occurred;

  •
  Liquid Audio has provided to Alliance (i) written notice which shall state expressly that Liquid Audio has received a Superior Offer, the material terms and conditions of the Superior Offer and the identity of the person or group making the Superior Offer and that Liquid Audio intends to effect a change of recommendation or termination of the merger agreement to accept a Superior Offer and (ii) a copy of all written materials provided in connection with the Superior Offer (such notice and materials to be delivered to Alliance at least 5 business days prior to taking such action which constitutes a change of recommendation or termination of the merger agreement to accept the Superior Offer); and

  •
  Liquid Audio has not breached any of the provisions set forth in Sections 5.2 and 5.3 of the merger agreement which relate to obtaining approval of the Liquid Audio stockholders and treatment of other Acquisition Proposals.

        Except in the context of termination fees, the merger agreement defines an Acquisition Proposal as any bona fide written offer or proposal made after the date of the merger agreement relating to any transaction or series of related transactions involving:

  •
  any purchase from Liquid Audio or acquisition by any person or group of persons of more than a 10% interest of any class of equity securities of Liquid Audio or any of its subsidiaries;

  •
  any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 10% or more of any class of equity securities of Liquid Audio or any of its subsidiaries;

  •
  any merger, consolidation, conversion, share exchange, recapitalization, business combination or similar transaction involving Liquid Audio or any of its subsidiaries (it being understood that the acceptance of payment and payment for shares of Liquid Audio common stock pursuant to the offer will not be deemed to cause an Acquisition Proposal);

  •
  any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of Liquid Audio; or

  •
  any liquidation or dissolution of Liquid Audio.

        In the context of termination fees, references to "10%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%" and a liquidation or dissolution of Liquid Audio shall not be deemed to be an Acquisition Proposal.

        The merger agreement defines a Superior Offer as an unsolicited, bona fide written offer made by a third party after the date of the merger agreement to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, a majority of the total outstanding assets or voting securities of Liquid Audio on terms that the Liquid Audio board of directors by a majority vote has in good faith determined, if consummated in accordance with its terms and after consultation with outside legal counsel and its financial adviser, (i) is superior to the tender offer and the merger from a financial point of view, (ii) is reasonably capable of being consummated and (iii) is not subject to any financing contingency.

Obligation of Alliance's Board of Directors to Recommend Approval and Adoption of the Merger Agreement and Approval of the Merger

        The merger agreement provides that Alliance will take all action reasonably necessary in accordance with the Delaware General Corporation Law to obtain the adoption and approval of the merger agreement and approval of the merger by its stockholders. The Alliance board of directors will recommend by vote that the Alliance stockholders vote in favor of the approval and adoption of the merger agreement and the approval of the merger.

Obligation of Liquid Audio's Board of Directors to Recommend the Issuance of Liquid Audio Stock in the Merger

        The merger agreement provides that:

  •
  Liquid Audio will take all action necessary in accordance with Delaware law and the Liquid Audio charter documents to call, give notice of, hold and convene a meeting of the Liquid Audio stockholders to vote on the issuance of Liquid Audio stock in the merger, the meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 30 days after the declaration of the effectiveness of the registration statement of which this proxy statement/prospectus is a part; and

  •
  the Liquid Audio board of directors will recommend by vote that Liquid Audio stockholders vote in favor of the approval of the issuance of Liquid Audio stock in the merger at the Liquid Audio stockholders meeting.

Conditions to the Completion of the Merger

  Conditions to the Obligations of Each Party

        The merger agreement provides that the obligations of Liquid Audio and Alliance to effect the merger and otherwise complete the transactions contemplated by the merger agreement are subject to the satisfaction, at or prior to the completion of the merger, of the following conditions, in addition to the additional conditions applicable to the respective parties set forth below:

  •
  the respective stockholders of Alliance and April Acquisition Corp. will have voted in favor of the approval and adoption of the merger agreement and the approval of the merger;

  •
  the Liquid Audio stockholders will have voted in favor of the issuance of Liquid Audio stock in the merger;

  •
  no governmental entity will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that is in effect on the closing date of the merger and that has the effect of making the tender offer or the merger illegal or otherwise prohibiting consummation of the merger;

  •
  the SEC will have declared effective the registration statement which includes this proxy statement/prospectus, and the registration statement will not be subject to any issued or pending stop order suspending the effectiveness of the registration statement or any pending or threatened stop order proceedings;

  •
  all waiting periods (and any extension of such waiting period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the merger will have expired or terminated early and all other material foreign antitrust approvals required to be obtained in connection with the merger will have been obtained;

  •
  Alliance and Liquid Audio will have received written opinions from their respective tax counsels that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986; and

  •
  all conditions precedent as set forth in the consent of General Electric Capital Corporation, Alliance's senior lender, shall have been satisfied.

  Additional Conditions to the Obligations of Alliance

        The merger agreement provides that the obligation of Alliance to effect the merger and otherwise complete the transactions contemplated by the merger agreement is subject to the satisfaction, at or prior to the completion of the merger, of the following conditions, in addition to the conditions set forth above under "Conditions to the Obligations of Each Party":

  •
  the representations and warranties of Liquid Audio set forth in the merger agreement will have been accurate on the date of the merger agreement and will be accurate at and as of the effective time of the merger as if made as of the effective time, except for those representations and warranties that address matters only as of a particular date, which will be accurate as of that date, and where the failure of the representations and warranties to be accurate would not reasonably be expected to have a material adverse effect on Liquid Audio, taken as a whole, provided that for purposes of this condition, all "material adverse effect" and materiality terms in the representations and warranties in Article III of the merger agreement will be inapplicable;

  •
  Liquid Audio will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by Liquid Audio on or prior to the closing date of the merger;

  •
  the Liquid Audio common stock issued in connection with the merger will be listed on The Nasdaq National Market;

  •
  Liquid Audio shall furnish Alliance with a certificate of its appropriate offers as to compliance;

  •
  the individuals designated by Alliance to serve as directors of Liquid Audio after the effective time of the merger shall have been appointed;

  •
  Liquid Audio shall furnish Alliance with a certificate from its appropriate officers setting forth the capitalization of Liquid Audio immediately prior to the effective time of the merger setting forth (i) the number of shares of Liquid Audio common stock issued and outstanding as of such time and (ii) the number of issued and outstanding options to acquire Liquid Audio common stock under Liquid Audio's option plans as of such time;

  •
  at the effective time of the merger, Liquid Audio shall have a cash balance equal to or greater than $82,300,000 minus (x) the product of (i) $1,750,000 multiplied by (ii) the number of whole calendar months and in the case of any partial calendar month, the applicable fractional portion of such calendar month, for the period between June 12, 2002 and the effective time of the merger plus(y) any costs, expenses or fees incurred by Liquid Audio in connection with (i) reductions in Liquid's workforce after the date hereof to the extent such reductions meet the criteria set forth in Exhibit A of the merger agreement, (ii) legal and accounting fees in connection with the merger agreement, the tender offer and the merger in an amount not to exceed $3,000,000, (iii) financial advisor fees payable to Broadview International LLC in connection with the merger agreement, the tender offer and the merger, (iv) financial printer fees in connection with the merger agreement, the tender offer and the merger, (v) SEC and other regulatory filing fees in connection with the merger agreement, the tender offer and the merger, and (vi) maintaining Liquid's existing policy for directors' and officers' liability insurance in effect as of the date of the merger agreement, plus (z) $30,000,000 to be used to pay for the purchase of Liquid Audio common stock in the tender offer;

  •
  no "material adverse effect" to Liquid Audio and its subsidiaries taken as a whole shall have occurred; and

  •
  other than liabilities (i) disclosed by Liquid Audio in Section 3.9 of its disclosure schedules to the merger agreement, (ii) disclosed or provided for in the Liquid Audio balance sheet dated March 31, 2002, (iii) incurred since the date of the Liquid Audio balance sheet dated March 31, 2002, in the ordinary course of business consistent with past practices, and (iv) liabilities incurred pursuant to the merger agreement; Liquid Audio shall not have incurred any liabilities of any kind whatsoever (whether absolute, accrued, contingent or otherwise) in an aggregate amount greater than $1,500,000.

  Additional Conditions to the Obligations of Liquid Audio

        The merger agreement provides that the obligation of Liquid Audio to effect the merger and otherwise complete the transactions contemplated by the merger agreement is subject to the satisfaction, at or prior to the completion of the merger, of the following conditions, in addition to the conditions set forth above under "Conditions to the Obligations of Each Party":

  •
  The representations and warranties of Alliance set forth in the merger agreement will have been accurate on the date of the merger agreement and will be accurate at and as of the effective time of the merger as if made as of the effective time, except for those representations and warranties that address matters only as of a particular date, which will be accurate as of that date, and where the failure of the representations and warranties to be accurate would not reasonably be expected to have a material adverse effect on Liquid Audio and Alliance, taken as a whole, provided that for purposes of this condition, all "material adverse effect" and materiality terms in the representations and warranties in Article II of the merger agreement will be inapplicable;

  •
  Alliance will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by Alliance on or prior to the closing date of the merger;

  •
  Alliance shall furnish Liquid Audio with a certificate from its appropriate officers setting forth the capitalization of Alliance immediately prior to the effective time of the merger, after giving effect to the conversions of Alliance preferred stock, setting forth (i) the number of shares of Alliance common stock issued and outstanding as of such time and (ii) the number of issued and outstanding options and warrants to acquire Alliance common stock pursuant to outstanding Alliance options and Alliance warrants as of such time;

  •
  No "material adverse effect" to Alliance and its subsidiaries taken as a whole shall have occurred; and

  •
  All shares of Alliance preferred stock will have converted into Alliance common stock immediately prior to the effective time of the merger.

Termination of the Merger Agreement

        The merger agreement provides that Liquid Audio and Alliance can agree by mutual written consent to terminate the merger agreement at any time before the completion of the merger. In addition, either Liquid Audio or Alliance may terminate the merger agreement at any time before the completion of the merger if:

  •
  the merger has not been completed by December 31, 2002, provided that the right to terminate the merger agreement for this reason will not be available to either Liquid Audio or Alliance if the action or failure to act by that party has been a principal cause of the failure of the merger to occur before that date and such action or failure to act constitutes a material breach of the merger agreement;

  •
  a governmental entity has issued a final and nonappealable order, decree or ruling or taken any other final and nonappealable action having the effect of permanently restraining, enjoining or otherwise prohibiting the tender offer and the merger;

  •
  the Liquid Audio stockholders fail to vote in favor of the issuance of Liquid Audio stock in the merger;

  •
  the Alliance stockholders shall fail to vote in favor of the approval of the merger; or

  •
  the SEC shall have declined to grant an exemption from the requirements of Rule 102 of Regulation M in connection with the tender offer and the merger, unless counsel advises Liquid Audio that it may proceed in the absence of such exemption.

        The merger agreement further provides that Liquid Audio may terminate the merger agreement at any time before the completion of the merger if any of the following occurs:

  •
  Liquid Audio enters into a definitive agreement related to a Superior Offer; or

  •
  there is a breach of any representation, warranty, covenant or agreement on the part of Alliance set forth in the merger agreement, or any representation or warranty of Alliance shall be or have become untrue, in either case such that the closing conditions set forth in Section 6.3(a) or Section 6.3(b) of the merger agreement would not be satisfied and such breach is not cured within 20 days after delivery of written notice to Alliance of such breach (except in the case of a breach that is not curable or efforts to cure such breach have ceased).

        The merger agreement also provides that Alliance may terminate the merger agreement at any time before the completion of the merger if any of the following occurs:

  •
  there is a breach of any representation, warranty, covenant or agreement on the part of Liquid Audio set forth in the merger agreement, or any representation or warranty of Liquid Audio shall be or have become untrue, in either case such that the closing conditions set forth in Section 6.2(a) or Section 6.2(b) of the merger agreement would not be satisfied and such breach is not cured within 20 days after delivery of written notice to Liquid Audio of such breach (except in the case of a breach that is not curable or efforts to cure such breach have ceased); or

  •
  at any time prior to the approval of the issuance of Liquid Audio stock in the merger, a "triggering event" with respect to Liquid Audio has occurred, which is deemed to have occurred if: (i) Liquid Audio's board of directors or any board committee by a majority vote shall for any reason have withdrawn or shall have amended or modified, in a manner adverse to Alliance, its recommendation in favor of, the approval of the issuance of Liquid Audio stock in the merger or that the Liquid Audio stockholders tender their shares pursuant to the tender offer, (ii) Liquid Audio shall have failed to include in the prospectus/proxy statement the recommendation of its board of directors in favor of the approval of the issuance of Liquid Audio stock in the merger or in the tender offer documents the recommendation of the Liquid Audio board of directors that the Liquid Audio stockholders tender their shares pursuant to the tender offer, (iii) Liquid Audio's board of directors or any board committee by a majority vote shall have approved or recommended any Acquisition Proposal, (iv) a tender or exchange offer relating to its securities shall have been commenced by a person unaffiliated with Alliance and Liquid Audio shall not have sent to its stockholders pursuant to Rule 14e-2 promulgated under the Securities and Exchange Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Liquid Audio board of directors recommends rejection of such tender or exchange offer or (v) Liquid Audio enters into agreements related to a Superior Offer.

Expenses and Termination Fees

  Shared Fees and Expenses

        The merger agreement provides that regardless of whether the merger is completed, Liquid Audio and Alliance will each pay their own expenses incurred in connection with the merger, except that Liquid Audio and Alliance will share equally all fees and expenses (i) of the financial printer incurred in connection with the preparation and mailing of the registration statement of which this proxy statement/prospectus is a part, this proxy statement/prospectus and any amendments or supplements to either of them and (ii) relating to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

  Fees to be Paid by Liquid Audio in the Event the Merger Agreement is Terminated

        Under the terms of the merger agreement, Liquid Audio will pay a $3,000,000 termination fee to Alliance if:

  •
  Liquid Audio or Alliance terminates the merger agreement because the merger was not consummated by December 31, 2002, and within 12 months after such termination, Liquid Audio enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal;

  •
  Alliance terminates the merger agreement because a "triggering event" occurred prior to the approval of the issuance of Liquid Audio stock in the merger by the required vote of Liquid Audio stockholders; or

  •
  Liquid Audio terminates the merger agreement because it enters into a definitive agreement related to a Superior Offer.

        Under the terms of the merger agreement, Liquid Audio will pay to Alliance a $1,000,000 termination fee in the event either Alliance or Liquid Audio terminates the merger agreement because the required vote of the Liquid Audio stockholders for the issuance of Liquid Audio's stock in the merger shall have not been obtained at a meeting of the Liquid Audio stockholders or if Alliance or Liquid Audio terminates the merger agreement because the SEC shall have declined to grant an exemption from the requirements of Rule 102 of Regulation M in connection with the tender offer and the merger and counsel has not advised Liquid Audio that it may proceed in the absence of such exemption. If within 12 months after such termination, Liquid Audio enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal, Liquid Audio will pay to Alliance an additional fee of $750,000. If within 6 months after such termination, Liquid Audio completes a liquidation or dissolution, Liquid Audio will pay to Alliance an additional fee of $750,000.

Extension, Waiver and Amendment

        Either Liquid Audio or Alliance may extend the time for the performance of any of the other's obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

        The merger agreement may be amended at any time by the parties by action taken or authorized by their respective boards of directors, whether before or after approval of the matters presented in connection with the merger by the stockholders of Liquid Audio and the stockholders of Alliance. No amendment may be made, however, without the approval of the stockholders of Liquid Audio or the stockholders of Alliance after the approval by such respective stockholders of the matters presented in connection with the merger if applicable law or the rules of any relevant stock exchange requires further approval by such respective stockholders.

Definition of Material Adverse Effect

        For purposes of the merger agreement the term "material adverse effect" when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect, individually or when taken together with all other effects that have occurred prior to the date of determination of the occurrence of the material adverse effect, that is or is reasonably likely to (i) be materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity taken as a whole with its subsidiaries or (ii) materially impede the ability or authority of such entity to consummate the transactions contemplated by the merger agreement in accordance with its terms and applicable legal requirements. For purposes of clause (i) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a material adverse effect on any entity:

  •
  any effect resulting from compliance with the terms and conditions of the merger agreement;

  •
  in the case of Liquid Audio, any change in such entity's stock price or trading volume, in and of itself;

  •
  any effect that results from changes affecting any of the industries in which such entity operates generally or the United States economy generally (which changes in each case do not disproportionately affect such entity in any material respect);

  •
  any effect that results from changes affecting general worldwide economic or capital market conditions (which changes in each case do not disproportionately affect such entity in any material respect); or

  •
  in the case of Liquid Audio, (i) the failure to meet published or internal earnings, revenue estimates or projections or (ii) the continuing loss of money resulting from the business operations of Liquid Audio.

AGREEMENTS RELATED TO THE MERGER

        The following is a summary of the material terms of certain agreements related to the merger agreement. This summary may not contain all of the information that is important to investors. This summary is qualified in its entirety by reference to the agreements discussed below which are attached as Annexes to this proxy statement/prospectus. Investors are urged to read the agreements in their entirety.

Voting and Conversion Agreement with the Principal Stockholder of Alliance

        The following description of the voting and conversion agreement entered into by AEC Associates, LLC, the principal stockholder of Alliance, describes certain material terms of such agreement. Investors are encouraged to read carefully the entire form of voting and conversion agreement. AEC Associates, LLC has the right to vote approximately 66.1% of the outstanding Alliance common stock.

        Pursuant to the terms of the voting and conversion agreement, during the period from June 12, 2002, through the termination of the voting and conversion agreement, the principal stockholder has agreed to vote all shares of Alliance capital stock owned by that stockholder: (a) in favor of the approval and adoption of the merger agreement and the approval of the merger, each of the other actions contemplated by the merger agreement and any action in furtherance of any of the foregoing, and (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Alliance under the merger agreement.

        In addition, the voting and conversion agreement prohibits the principal stockholder from transferring any shares of Alliance capital stock, or any option to purchase shares of Alliance capital stock, owned by the principal stockholder before the termination of the voting and conversion agreement.

        The voting and conversion agreement also provides that the principal stockholder has (a) agreed that immediately prior to the completion of the merger, and only in the event that the merger is completed, all shares of Alliance preferred stock will automatically convert into Alliance common stock at the respective conversion prices determined in accordance with the Alliance third amended and restated articles of incorporation, (b) agreed to execute and deliver any and all documents necessary to confirm the principal stockholder's agreement to that conversion, and (c) acknowledged that that the principal stockholder will be deemed to have irrevocably delivered a written consent authorizing and approving and to have otherwise voted in favor of that conversion.

        The voting and conversion agreement will terminate upon the earlier to occur of the completion of the merger and the date of the termination of the merger agreement pursuant to Article VII of the merger agreement.

Employment Agreements

        Gerald W. Kearby, president, chief executive officer and director of Liquid Audio, and Robert G. Flynn, senior vice president of business development, secretary and director of Liquid Audio, have interests in the merger that are different from your interests. In connection with the execution of the original merger agreement in June 2002, Messrs. Kearby and Flynn each entered into employment agreements with Alliance. These agreements will become effective upon the consummation of the merger. Pursuant to these agreements, each of Mr. Kearby and Mr. Flynn will have a three (3) year term of employment. Each will receive an annual base salary no less than (i) his Liquid Audio salary as of January 1, 2002 or (ii) an amount commensurate with other executives of Alliance with similar responsibilities and expertise. In addition, each of Mr. Kearby and Mr. Flynn will receive a retention payment of $750,000, in the aggregate, to be paid over a three (3) year period. Each of Mr. Kearby and Mr. Flynn may also be eligible for discretionary bonuses granted by the combined organization's Board of Directors or by the Compensation Committee of the Board of Directors. Each is entitled to severance upon termination without cause equal to two times his then current annual base salary, as well as any unpaid portion of the aforementioned retention payment. Upon termination for cause or upon voluntary resignation, each is entitled to his base salary, and is not entitled to any unpaid retention payments. Neither Mr. Kearby, nor Mr. Flynn is permitted to compete or otherwise interfere with the combined organization's business for a period of five (5) years following the consummation of the merger. Each of Mr. Kearby and Mr. Flynn are entitled to $750,000 payable over a three (3) year period as compensation for his agreement not to compete. Upon termination for cause or resignation by either Mr. Kearby or Mr. Flynn, the noncompete consideration payable to such executive will be reduced by the amount not yet paid to such executive as of the date of termination or resignation, unless the termination or resignation occurs within one year of the consummation of the merger, in which case $125,000 of the retention payment paid to each of Mr. Kearby and Mr. Flynn will be allocated as consideration for the agreement not to compete. Upon termination without cause, each of Mr. Kearby and Mr. Flynn will continue to be entitled to the entire consideration for his agreement not to compete. Upon breach of the non-compete obligation, each of Mr. Kearby and Mr. Flynn forfeit his consideration for the agreement not to compete.

Other Agreements by Messrs. Kearby and Flynn

        In connection with the execution of the amended and restated merger agreement in July 2002, each of Messrs. Kearby and Flynn agreed not to tender shares of Liquid Audio common stock in the tender offer unless the tender offer is not fully subscribed or to exercise any of their stock options prior to either the termination of the merger agreement or the consummation of the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

        As a result of the definitive merger agreement, Liquid Audio will acquire Alliance and all of the outstanding common and preferred stock of Alliance will be converted into Liquid Audio stock. The following unaudited pro forma combined condensed financial information sets forth certain historical financial information of Liquid Audio and Alliance on an unaudited pro forma basis after giving effect to the merger as a "reverse acquisition" with Alliance as the acquirer of Liquid Audio for accounting purposes (see Note b to the Unaudited Pro Forma Combined Condensed Financial Information). The acquisition will be accounted for using the purchase method of accounting, and accordingly, the purchase price will be allocated to the tangible and intangible assets of Liquid Audio acquired, and the liabilities of Liquid Audio assumed, on the basis of their fair values as of the acquisition date. The unaudited pro forma combined condensed financial information also reflects the issuance and conversion to stock of additional Alliance preferred stock upon completion of the merger.

        The fiscal years of Alliance and Liquid Audio end on December 31. The Alliance and the Liquid Audio unaudited balance sheets as of March 31, 2002 have been combined as if the merger had occurred on March 31, 2002. For purposes of the pro forma information, the Alliance and the Liquid Audio statements of operations for the year ended December 31, 2001 and three months ended March 31, 2002 have been combined. The unaudited pro forma combined condensed statements of operations give effect to the merger as if it had occurred on January 1, 2001.

        The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have actually occurred had the merger been completed at the beginning of the periods indicated, nor is it necessarily indicative of future financial position or operating results.

        The allocation of the purchase price reflected in the unaudited pro forma combined condensed financial information is preliminary. The actual purchase price allocation to reflect the fair values of assets acquired and liabilities assumed will be based upon management's evaluation of such assets and liabilities upon completion of the merger. Accordingly, the adjustments included here will change based upon the final allocation of the total purchase price, as adjusted to reflect the actual assets and liabilities in existence at the date upon which the merger is completed, stock values, the value of the stock options assumed and transaction costs incurred. That allocation may differ significantly from the preliminary allocation included in this statement.

        The unaudited pro forma combined condensed financial information should be read in conjunction with the audited consolidated financial statements and related notes of Liquid Audio and Liquid Audio Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited financial statements and related notes of Alliance and Alliance Management's Discussion and Analysis of Financial Condition and Results of Operations included in this proxy statement/prospectus.

Unaudited Pro Forma Combined Condensed Balance Sheet

March 31, 2002

	Alliance	Liquid Audio	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$5,568	$86,358	$(30,000)	(a)	$55,289
			(6,637)	(d)
Accounts receivable, net of allowance	106,743	134	—		106,877
Inventory	97,112	—	—		97,112
Prepaid expenses and other current assets	3,988	956	—		4,944
Advances to Digital Media Infrastructure Services Group	2,810	—	—		2,810

Total current assets	216,221	87,448	(36,637)		267,032
Property and equipment, net	33,624	2,994	(2,994)	(c)	33,624
Goodwill	3,876	—	—		3,876
Intangible assets	13,201	—	—		13,201
Advances to affiliates	12,170	—	(12,170)	(f)	—
Other assets	1,459	989	(989)	(c)	1,459

Total Assets	$280,551	$91,431	$(52,790)		$319,192

Liabilities and Stockholders' (Deficit) Equity
Current liabilities:
Accounts payable	$172,610	$849	$—		$173,459
Accrued liabilities	15,070	3,075	—		18,145
Deferred revenue	—	110	—		110
Current portion of long-term debt	770	47	—		817
Current portion of obligations under capital leases	484	21	—		505
Note payable to related party	—	339	—		339
Revolving credit facility	34,185	—	—		34,185

Total current liabilities	223,119	4,441	—		227,560
Long-term debt	3,155		—		3,155
Obligations under capital leases	224		—		224
Commitments and contingencies					—
Preferred stock, Series A1	27,609		(27,609)	(b)	—
Preferred stock, Series A2	53,486		(53,486)	(b)	—
Preferred stock, Series B	13,053		(13,053)	(b)	—
Stockholders' (deficit) equity					—
Common stock	7	23	(10)	(a)	49
			29	(b)
Additional paid-in-capital	—	203,006	(29,990)	(a)	128,306
			94,119	(b)
			(120,022)	(c)
			(6,637)	(d)
			(12,170)	(f)
Accumulated deficit	(40,102)	(116,039)	116,039	(c)	(40,102)

Total stockholders' (deficit) equity	(40,095)	86,990	41,358		88,253

	$280,551	$91,431	$(52,790)		$319,192

Unaudited Pro Forma Combined Condensed Statement of Operations

Year Ended December 31, 2001

	Alliance	Liquid	Pro Forma Adj		Combined Pro Forma
Net sales	$588,604	$4,728	$—		$593,332
Cost of goods sold	512,264	2,343	—		514,607

Gross profit	76,340	2,385	—		78,725
Research and development		16,957	—		16,957
Selling, general and administrative expenses	64,294	21,031	(3,797)	(e)	81,528
Amortization of intangible assets	2,622	—	—		2,622
Restructuring	—	4,497	—		4,497
Costs of unrealized acquisitions	600	—	—		600

Operating income (loss)	8,824	(40,100)	3,797		(27,479)
Interest, net	(4,978)	4,170	(1,594)	(g)	(2,402)
Loss on equity investment	—	1,254	—		1,254
Other expense	600	—	—		600

Income (loss) before provision for income taxes	3,246	(37,184)	2,203		(31,735)
Provision for income taxes	2,113	—	(1,108)	(h)	—

Net income (loss)	$1,133	$(37,184)	$3,311		$(31,735)

Loss applicable to common stockholders	$(8,343)	$(37,184)	$—		$(31,735)

Net loss per common share	$(0.12)	$(1.64)	$—		$(0.65)
Weighted average common shares outstanding	71,739	22,614			49,037

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Three Months Ended March 31, 2002

	Alliance	Liquid	Pro Forma Adj		Combined Pro Forma
Net sales	$169,124	$135	$—		$169,259
Cost of goods sold	150,200	258	—		150,458

Gross profit	18,924	(123)	—		18,801
Research and development	—	3,023	—		3,023
Selling, general and administrative expenses	19,198	2,280	(662)	(e)	20,816
Amortization of intangible assets	—	—	—		—
Restructuring	—	—	—		—
Costs of unrealized acquisitions	—	—	—		—

Operating (loss) income	(274)	(5,426)	662		(5,038)
Interest, net	(736)	533	(399)	(g)	602

(Loss) income before provision for income taxes	(1,010)	(4,893)	263		(5,640)
Benefits from income taxes	(455)	—	455	(h)	—

Net loss	$(555)	$(4,893)	$(192)		$(5,640)

Loss applicable to common stockholders	$(3,156)	$(4,893)	$—		$(5,640)

Net loss per common share	$(0.04)	$(0.22)			$(0.12)
Weighted average common shares outstanding	71,739	22,709			49,037

Unaudited Pro Forma Statement of Operations

For the Twelve Months Ended March 31, 2002

($000's)

	Alliance	Liquid	Pro Forma Adj			Combined Pro Forma
Net sales	$644,465	$3,202	$—			$647,667
Cost of goods sold	563,044	1,648	—			564,692

Gross profit	81,421	1,554	—			82,975
Research and development	—	14,741	—			14,741
Selling, general and administrative expenses	67,860	15,135	(3,313)	(e	)	79,682
Amortization of intangible assets	1,311	—	—			1,311
Restructuring	—	4,497	—			4,497
Costs of unrealized acquisitions	600	—	—			600

Operating income	11,650	(32,819)	3,313			(17,856)
Interest, net	4,211	(2,955)	1,594	(g	)	2,850
Loss on equity investment	—	1,035	—			1,035
Other expense (income)	600	(89)	—			511

Income (loss) before provision for income taxes	6,839	(30,810)	1,719			(22,252)
Provision for income taxes	1,929	—	(1,929)	(h	)	—

Net income (loss)	$4,910	$(30,810)	$3,648			$(22,252)

Loss applicable to common stockholders	$(5,540)	$(30,810)	$—			$(22,252)

Net loss per common share	$(0.08)	$(1.36)	$—			$(0.45)
Weighted average common shares outstanding	71,739	22,658				49,000

Notes to Unaudited Pro Forma Combined Condensed Financial Information
(in thousands, except per share data)

  (a)
  Represents an assumed full subscription to the tender offer in which Liquid Audio has offered to repurchase and retire 10 million shares of common stock at a price of $3.00 per share. If the tender offer is oversubscribed, Liquid Audio will purchase 10 million shares on a pro rata basis. If the tender offer is undersubscribed, provisions will be made to preserve the economic position of both the parties and the stockholders.

  (b)
  Represents the recapitalization of Alliance for the equivalent number of Liquid Audio shares received in the merger. Alliance stockholders will exchange outstanding preferred and common stock for shares of Liquid Audio, representing a 74% interest in the combined entity. Alliance's preferred stock will convert into common shares based upon the original conversion provisions of the respective issuance agreements.

    For accounting purposes, Alliance is considered the acquirer, and as such Liquid Audio will contribute to Alliance its net assets and will retain approximately 13 million shares of common stock in the combined entity. This entry reflects the issuance of shares as discussed above and the elimination of the outstanding common and converted preferred stock of Alliance, assuming the tender offer is fully subscribed.

  (c)
  Represents the adjustment of Liquid Audio's net assets to reflect purchase consideration, based upon the estimated fair value of assets received and liabilities assumed by Alliance, the accounting acquirer. Purchase consideration has been estimated based upon Liquid Audio's working capital. While Liquid Audio (the issuer) is a public entity, the fair value of its outstanding shares, including warrants and options, is less than its working capital, composed primarily of cash. Accordingly, management believes that the purchase consideration is more appropriately determined as indicated above.

    For purposes of this pro forma information, no value has been ascribed to any intangible assets based upon management's initial estimates of fair value. Upon consummation of the transaction this estimate will be finalized.

    This entry adjusts Liquid Audio's net assets to their fair value, eliminates Liquid Audio's accumulated deficit and reflects Liquid Audio's stockholders controlling approximately 26% of the voting power or approximately 13 million shares in the combined entity (assuming full subscription to the tender offer).

  (d)
  Represents estimated transaction costs, consisting of fees for accountants, lawyers, bankers and consultants assisting in the transaction.

  (e)
  Represents the adjustment to depreciation, based upon the fair value adjustment of Liquid Audio's property, plant and equipment.

  (f)
  Represents a dividend to the shareholders of Alliance for a portion of the intercompany balance receivable from Digital Media Infrastructure Services Group ("DMISG") as of March 31, 2002. As part of the proposed spin-off of DMISG to the stockholders of Alliance, this amount will not be repaid, but will constitute part of the basis of DMISG.

  (g)
  Represents a decrease in interest income attributable to the decrease in cash assuming the tender offer is fully subscribed.

FEDERAL TAX CONSEQUENCES OF THE MERGER

        The merger is intended to constitute a tax-free reorganization for federal income tax purposes. If the merger constitutes a tax-free reorganization, neither Liquid Audio nor its stockholders will recognize gain or loss as a result of the merger. (Liquid Audio stockholders may, however, recognize either income, gain or loss as a result of selling shares of Liquid Audio common stock in the tender offer. See the tender offer solicitation for a discussion of the federal income tax consequences to Liquid Audio stockholders that sell shares of common stock in the tender offer.)

        Following the merger, net operating loss carryforwards and certain other tax attributes of Liquid Audio allocable to periods ending on or prior to the effective time of the merger will be subject to the limitations imposed by section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Under Code section 382, if a corporation undergoes an "ownership change," the amount of its pre-change losses (including certain "built-in" losses) that may be utilized to offset future taxable income is, in general, subject to an annual limitation. The issuance of Liquid Audio common stock to Alliance stockholders pursuant to the merger will cause an ownership change with respect to Liquid Audio. The amount of the annual limitation to which Liquid Audio would be subject is equal to the product of (i) the value of Liquid Audio's stock immediately before the merger and (ii) the "long-term tax exempt rate" in effect for the month in which the merger occurs. Any portion of the annual Code section 382 limitation that is unutilized in a particular taxable year would be available for use in subsequent taxable years.

MANAGEMENT

Executive Officers and Directors Pre-Merger

        The directors and executive officers of Liquid Audio, their ages and positions at Liquid Audio prior to the completion of the merger and certain biographical information is set forth below:

Name	Age	Position
Gerald W. Kearby	54	President, Chief Executive Officer and Director
Robert G. Flynn	48	Senior Vice President of Business Development, Director and Secretary
Michael R. Bolcerek	40	Senior Vice President and Chief Financial Officer
Richard W. Wingate	49	Senior Vice President of Content Development and Label Relations
Leon Rishniw	36	Vice President of Engineering
H. Thomas Blanco	52	Vice President, Human Resources
Raymond A. Doig	64	Director
Stephen Imbler	50	Director
Ann Winblad	51	Director

        Mr. Kearby co-founded Liquid Audio in January 1996. Since January 1996, Mr. Kearby has served as our President and Chief Executive Officer and one of our directors. From June 1995 to December 1995, Mr. Kearby was co-founder and Chief Executive Officer of Integrated Media Systems, a manufacturer of computer-based professional audio equipment. From January 1989 until June 1995, Mr. Kearby served as Vice President of Sales and Marketing at Studer Editech Corporation, a professional audio recording equipment company. Mr. Kearby holds a B.A. in broadcast management and audio engineering from San Francisco State University.

        Mr. Flynn co-founded Liquid Audio in January 1996. Since July 1999, Mr. Flynn has served as our Senior Vice President of Business Development and Secretary. From January 1996 to July 1999, Mr. Flynn served as our Vice President of Business Development and Secretary. Mr. Flynn also served as our Chief Financial Officer from January 1996 to August 1997 and as one of our directors from January 1996 to June 1996. From March 1987 until November 1995, Mr. Flynn served as a general partner of Entertainment Media Venture Partners I, L.P., an institutional venture capital fund investing in the entertainment, media and communications technology industries. During this time, Mr. Flynn also served on the board of directors of Integrated Media Systems. Mr. Flynn holds a B.A. in English from Stanford University and an M.B.A. from University of California at Los Angeles.

        Mr. Bolcerek has served as Liquid Audio's Senior Vice President and Chief Financial Officer since April 2001. From June to September 2000, Mr. Bolcerek was Chief Operating Officer and Vice President of Finance for Mongomusic.com, an online music service provider. From January 1999 to June 2000, Mr. Bolcerek was a finance consultant to several high technology and Internet companies. From June 1997 to September 1998, Mr. Bolcerek was President, Chief Financial Officer and Vice President of Finance for Spatializer Audio Laboratories Inc., an audio technology licensing company. From January 1997 to May 1997, Mr. Bolcerek was acting Corporate Controller for Novadigm, Inc., a software company. From June 1995 to July 1996, Mr. Bolcerek was Controller for Nokia Display Products, Inc., a computer monitor manufacturer and division of Nokia Group. From January 1994 to March 1995, Mr. Bolcerek was Acting Chief Financial Officer and Treasurer for Axil Computer, Inc., a computer hardware manufacturer. Prior to January 1994, Mr. Bolcerek held finance positions at NeXT Computer, Inc. and Oracle Corporation. Mr. Bolcerek holds a B.A. in economics from Brown University.

        Mr. Wingate has served as Liquid Audio's Senior Vice President of Content Development and Label Relations since November 1999 and as Liquid Audio's Vice President of Content Development and Label Relations since August 1998. Mr. Wingate operated his own new media marketing consulting company, Wingate Marketing, from July 1996 until June 1998. From August 1997 to June 1998, Mr. Wingate was also a private music industry consultant. From June 1994 to July 1996, Mr. Wingate was Senior Vice President, Marketing for Arista Records Incorporated, a music recording company. Prior to June 1994, Mr. Wingate held several senior management positions with major music industry record labels, including Polygram, Inc. and Columbia Records. Mr. Wingate holds a B.A. in communications from Brown University.

        Mr. Rishniw has served as Liquid Audio's Vice President of Engineering since October 1999. He was originally employed by Liquid Audio as a software engineer in August 1996, became one of its Development Managers in January 1997 and Director of Engineering in November 1998. From May 1995 until August 1996, Mr. Rishniw served as a senior software engineer for Studer Editech, a professional audio recording equipment company. From August 1994 until May 1995, Mr. Rishniw served as a software engineer for Signal Stream Technology, a medical imaging technology provider. Mr. Rishniw holds a B.S. in engineering from Melbourne Institute of Technology.

        Mr. Blanco has served as Liquid Audio's Vice President of Human Resources since May 2000. From May 1999 to May 2000, Mr. Blanco was at Aspect Communications, where he was Senior Director of Human Resources for Sales Operations & International. Prior to Aspect, Mr. Blanco was at Bank of America from June 1984 to November 1998 where he held various positions, including Manager of Staffing and Planning, Vice President of Corporate Staffing and Planning, Director of Human Resources for Latin America & Canada and Senior Vice President of Business Engineering Services. Mr. Blanco holds a B.A. in Spanish/English literature, and has completed coursework for his M.A., both from Queens College of City University of New York.

        Mr. Doig has served as one of our directors since November 2001. Mr. Doig has served as President of EMV Partners Corp., a company engaged in business consulting and as the general partner of a venture capital limited partnership, from 1986 to 1998. From 1983 to 1986, Mr. Doig was co-founder and Chief Operating Officer of Stanfill, Doig & Co., a consulting firm. From March 1977 to August 1983, Mr. Doig served as President and CEO of 20th Century Fox International and as Vice President of Corporate Development for 20th Century Fox Film Corp. During 1998 and 1999, Mr. Doig served as a fulltime operations consultant to Entertainment Properties, Inc., a wholly-owned privately held company. Mr. Doig continues to act as a consultant to Entertainment Properties, Inc. on an as needed basis. Mr. Doig holds an M.B.A., an M.S. in Public Administration and a B.S. in Physical Sciences from the University of Southern California.

        Mr. Imbler has served as one of Liquid Audio's directors since November 2001. Mr. Imbler has held a variety of positions at Hyperion Solutions Corporation, a business intelligence software company, since July 1995, including Advisor from October 2001 to present, President and Chief Operating Officer from April 1999 to October 2001 and Senior Vice President and Chief Financial Officer from July 1995 to April 1999. Mr. Imbler served as Senior Vice President and Chief Financial Officer for Gupta Corporation, an enterprise database software company, from November 1994 to July 1995, Vice President and Chief Financial Officer for QuickResponse Services Inc., a developer of supply chain software applications, from May 1993 to October 1994, and Vice President of Finance for Oracle Corporation, an enterprise database and software developer, from July 1987 to May 1993. Mr. Imbler also serves on the board of directors for Wavecom, Inc., a French telecommunications company. Mr. Imbler holds an M.B.A. from University of Texas at Austin and a B.M. in piano performance from Wichita State University.

        Ms. Winblad has served as one of Liquid Audio's directors since May 1996. Ms. Winblad has been a general partner of Hummer Winblad Venture Partners, a venture capital investment firm, since 1989. She is a member of the board of trustees of the University of St. Thomas and is an advisor to numerous entrepreneurial groups such as the Software Development Forum and Software Industry Business Practices. Ms. Winblad also serves on the boards of directors of Net Perceptions Inc., a developer and supplier of real-time recommendation technology for the Internet, The Knot, Inc., an

Internet-based wedding services company, and several private companies, and on the board of trustees of the University of St. Thomas. Ms. Winblad holds a B.S. in mathematics and business administration from the College of Saint Catherine and an M.A. in education with an economics focus from the University of St. Thomas.

        There are no family relationships among any of Liquid Audio's directors or executive officers.

Executive Officers and Directors Post-Merger

        Upon completion of the merger, the board of directors of Liquid Audio is expected to be comprised of nine individuals, 1/3 of whom will be designated by Liquid Audio and 2/3 of whom will be designated by Alliance. The following table lists the names, ages and positions of individuals expected to be designated by Liquid Audio and Alliance as directors and executive officers of Liquid Audio upon completion of the merger. The ages of the individuals are provided as of January 1, 2002.

Name	Age	Position(s)
Eric S. Weisman	40	President, Chief Executive Officer and Director
Jerry Bassin	70	Executive Vice President
Pinchas Blei	53	Chief Operating Officer, Distribution and Fulfillment Services Group
George W. Campagna	53	Chief Financial Officer
Lonnie M. Chenkin	45	Senior Vice President
Robert G. Flynn (1)	48	Executive Vice President, Digital Media Services Group and Director
Gerald W. Kearby (1)	54	President, Digital Media Services Group and Director
David H. Schlang	57	Executive Vice President
Alan Tuchman	43	President, Distribution and Fulfillment Services Group
Ronald W. Burkle	49	Director
Raymond A. Doig (1)	64	Director
Michael S. McQuary	42	Director
Steven L. Mortensen	41	Director
Erika Paulson	28	Director
Bruce Raben	48	Director

(1)
Liquid Audio's board of directors has designated these three individuals to serve on the Board of Directors as the designees of Liquid Audio as provided for in the merger agreement. We cannot be certain that the nominees recommended for election by the Liquid Audio board of directors, Gerald W. Kearby and Raymond A. Doig, will be elected at the stockholder meeting. If nominees other than Gerald W. Kearby and Raymond A. Doig are elected, then such directors, unless they resign from the Board of Directors, would replace Raymond A. Doig and Gerald W. Kearby as directors of the combined organization.

        Eric S. Weisman, President, Chief Executive Officer and Director. Mr. Weisman is President, Chief Executive Officer and a director of Alliance. Since joining Alliance in 1994, Mr. Weisman has served in a number of executive positions. In 1997, Mr. Weisman was appointed Chief Operating Officer and held this position until his appointment as Chief Executive Officer and President in January 1998. Mr. Weisman has also served on the Board of Directors of Alliance since June 1997. Mr. Weisman's career began in 1985 at Premier Artists Services, a full service entertainment management and marketing company, where he was engaged in the development of leisure and lifestyle marketing initiatives on behalf of numerous Fortune 500 companies, including AT&T, The Coca-Cola Co. and Johnson & Johnson. Mr. Weisman has also worked closely with entertainment personalities such as Frank Sinatra, Liza Minnelli, Sammy Davis Jr. and Julio Iglesias. Mr. Weisman has over 16 years of entertainment, marketing and distribution experience. Mr. Weisman is the brother-in-law of Mr. Chenkin, Senior Vice President.

        Jerry Bassin, Executive Vice President. Mr. Bassin is an Executive Vice President of Alliance, where he oversees various aspects of purchasing, inventory management and sales. Mr. Bassin is the founder of Bassin Distributors, which was sold to Alliance in 1989, at which time Mr. Bassin was appointed President of AEC Corp. Due to health reasons, Mr. Bassin took a medical leave of absence at the end of 1995, returning as a consultant in March of 1996. In February 1998, Mr. Bassin returned full-time as Executive Vice President working directly for the President and Chief Executive Officer of Alliance. Mr. Bassin has over 35 years of retail and distribution experience in the home entertainment marketplace.

        Pinchas (Peter) Blei, Chief Operating Officer, Distribution and Fulfillment Services Group. Mr. Blei has been Chief Operating Officer of the Distribution and Fulfillment Services Group of Alliance since January 2000. Since joining Alliance in August 1995, Mr. Blei has held several executive positions including Vice President of Business Planning for Alliance through May 1996, Chief Financial Officer of AEC One Stop Group, Inc., a subsidiary of Alliance, from June 1996 to April 1997, and Chief Operating Officer from June 1997 to December 1999. Prior to joining Alliance, Mr. Blei served as Chief Financial Officer for Spec's Music Inc., a publicly-held music retailer based in South Florida, and as Executive Vice President, Chief Financial Officer and Director of MJS Entertainment and Margo Nursery Farms. Mr. Blei has 30 years of business experience of which 23 are in the distribution and retailing of home entertainment products. Mr. Blei holds a B.S. in Accounting from Florida State University and an M.B.A. from Barry University.

        George W. Campagna, Chief Financial Officer. Mr. Campagna began his career with Alliance in 1997 and served as Chief Financial Officer of the AEC One Stop Group, Inc., a subsidiary of Alliance, until 1999. Mr. Campagna served as Senior Vice President between 1999 and 2000 and thereafter as Executive Vice President until June 2002, when he became Chief Financial Officer of Alliance. Mr. Campagna received his degree in Accounting from Fairleigh Dickinson University.

        Lonnie M. Chenkin, Senior Vice President. Mr. Chenkin has been Senior Vice President of Corporate Development for Alliance since June 2001. His responsibilities include strategic planning, corporate development and business affairs. Mr. Chenkin joined Alliance in August 1999 as Vice President and Treasurer, a position he held through July 2000, when he was appointed Vice President of Corporate Development. From 1997 until he joined Alliance in 1999, Mr. Chenkin was President of PSI, a licensing and merchandising company. Mr. Chenkin has also held executive positions at Premier Artist Services, Burson Marsteller and Paramount Pictures. Mr. Chenkin has over 18 years of entertainment, marketing and distribution experience. Mr. Chenkin is the brother-in-law of Mr. Weisman, President, Chief Executive Officer and Director.

        Robert G. Flynn, Executive Vice President, Digital Media Services Group and Director. See "Executive Officers and Directors Pre-Merger" for biographical information.

        Gerald W. Kearby, President, Digital Media Services Group and Director. See "Executive Officers and Directors Pre-Merger" for biographical information.

        David H. Schlang, Executive Vice President. Mr. Schlang is an Executive Vice President of Alliance. Mr. Schlang is the founder of One Way Records in Albany, New York, which was acquired by Alliance in September 1995. From 1995 to 1998, Mr. Schlang served as the President of One Way Records, after which he was appointed Executive Vice President of Alliance. Mr. Schlang has over 32 years of entertainment industry experience and knowledge, and he is currently Chairman of the Board of the music industry's trade association, National Association of Recording Merchandisers (NARM).

        Alan Tuchman, President, Distribution and Fulfillment Services Group. Mr. Tuchman has been President of the Distribution and Fulfillment Services Group of Alliance since January 2000. Mr. Tuchman joined Alliance in 1991 and was Vice President from that time until 1996, when he became

Senior Vice President of Strategic Planning. Mr. Tuchman held this position until 1997 when he became President of AEC One Stop Group, Inc., a subsidiary of Alliance. In January 2000, Mr. Tuchman was appointed to his current position. Mr. Tuchman has over 22 years of retail and distribution experience in the home entertainment marketplace. Mr. Tuchman majored in Business Administration at Hofstra University.

        Ronald W. Burkle, Director. Mr. Burkle is the managing partner and majority owner of The Yucaipa Companies, a private investment firm based out of Los Angeles, California, which he co-founded in 1986. Mr. Burkle is the controlling shareholder of Golden State Foods Corp., the largest supplier of food products to McDonald's. Mr. Burkle serves as Trustee of The John F. Kennedy Center for the Performing Arts, The J. Paul Getty Trust, the National Urban League and the Los Angeles County Museum of Art. Mr. Burkle has also been a director of Occidental Petroleum Corporation since 1999, KB Home since 1995 and Yahoo! since 2001.

        Raymond A. Doig, Director. See "Executive Officers and Directors Pre-Merger" for biographical information.

        Michael S. McQuary, Director. Mr. McQuary has been a director of EarthLink Network ("EarthLink") since February 2000, when EarthLink merged with MindSpring. Mr. McQuary was the President of EarthLink between February 2000 and May 2002. Prior to the merger of EarthLink and MindSpring, Mr. McQuary served as the President of MindSpring from March 1996, as Chief Operating Officer of MindSpring from September 1995, and as a director of MindSpring from December 1995 until MindSpring's merger with EarthLink. Mr. McQuary also served as MindSpring's Executive Vice President from October 1995 to March 1996 and MindSpring's Executive Vice President of Sales and Marketing from July 1995 to September 1995. Prior to joining MindSpring, Mr. McQuary served in a variety of management positions with Mobil Chemical Co. from August 1984 to June 1995, including Regional Sales Manager from April 1991 to February 1994 and Manager of Operations (Reengineering) from February 1994 to June 1995. Mr. McQuary also serves on the Board of Directors of the University of Virginia Alumni Association.

        Steven L. Mortensen, Director. Mr. Mortensen has been the Chief Financial Officer for The Yucaipa Companies, a private investment firm based out of Los Angeles, California, since January 2002. Prior to The Yucaipa Companies, Mr. Mortensen served as a director and as President and Chief Operating Officer of Furr's Supermarkets, Inc. the largest privately held employer in the state of New Mexico, between 1999 and 2002. Mr. Mortensen has held senior financial positions at Kroger Co. between 1991 and 1999, including Vice President Finance/Controller from 1998 to 1999 and Vice President Finance/Assistant Controller. In the past, Mr. Mortensen has also been a member of the board of trustees for several multi-employer benefit funds, including the Southern California UFCW Pension Fund.

        Erika Paulson, Director. Ms. Paulson is currently a partner with The Yucaipa Companies, a private investment firm based out of Los Angeles, California, which she joined in 1997. Ms. Paulson has been a director of Alliance since December 2001. Ms. Paulson has also been a director of Golden State Foods Corp. since December 2000, Golden State Enterprises since December 2000 and Kole Imports since February 2000. Prior to her time at The Yucaipa Companies, Ms. Paulson worked in the investment banking department at Bear Stearns.

        Bruce Raben, Director. Mr. Raben has been a Managing Director at CIBC World Markets Corp. since 1996. From 1990 to 1996, Mr. Raben was a founder, Managing Director and Co-head of the Corporate Finance Department at Jeffries and Company, Inc. Prior to 1990, Mr. Raben was a Senior Managing Director at Drexel Burnham Lambert, Inc. Mr. Raben has served on the boards of numerous public and private companies and currently serves on the boards of Equity Marketing, Inc. and White Wing Environmental Corp. Mr. Raben received his MBA from Columbia Business School and his B.A. from Vassar College.

Employment Contracts and Change-In-Control Arrangements Pre-Merger

        The compensation committee of Liquid Audio's board of directors has approved a plan that provides that in the event that (1) Liquid Audio enters into an agreement to dispose of all or substantially all of its assets, or (2) its stockholders dispose of 50% or more of its outstanding common stock, then the greater of one year or 25% of all of the outstanding/unvested stock options held by each of its executive officers and certain members of the Liquid Audio board of directors will immediately vest. Executive officers qualifying under this plan include Gerald W. Kearby and Robert G. Flynn; the executive officers listed under "Executive Officers and Directors Pre-Merger," and H. Thomas Blanco (Vice President of Human Resources), Matthew Smith (Vice President of Product Marketing) and Kay Marsh (Vice President of Information Technology). Under a separate employment agreement, 25% of the unvested the stock options held by Michael R. Bolcerek will vest upon consummation of a change of control and an additional 12.5% of his unvested stock options will vest in the event of his termination or constructive termination as a result of a change of control of Liquid Audio. For purposes of Mr. Bolcerek's employment agreement, a change of control is defined as the occurence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the "beneficial owner" (as defined in Rule 13d-3 under said act), directly or indirectly, of securities of Liquid Audio representing 50% or more of the total voting power represented by Liquid Audio's then outstanding voting securities, other than in a private financing transaction approved by the board of directors of Liquid Audio; (ii) the direct or indirect sale or exchange by the stockholders of Liquid Audio of all or substantially all of the stock of Liquid Audio; (iii) a merger or consolidation in which Liquid Audio is a party and in which the stockholders of Liquid Audio before such merger or consolidation do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of Liquid Audio after the transaction; or (iv) the sale or disposition by Liquid Audio of all or substantially all Liquid Audio's assets.

        Liquid Audio has also agreed to pay each of Messrs. Blanco and Rishniw six months' and one year's salary, respectively, as severance in the event that their employment with Liquid Audio is terminated without cause. Liquid Audio has also extended severance arrangements to certain other officers consistent with its past practice.

Employment Contracts and Change-in-Control Arrangements Post-Merger

        Mr. Weisman has an employment agreement with Alliance to serve as its President and Chief Executive Officer. Pursuant to the agreement, Mr. Weisman's term of employment is for a rolling three year term which may be terminated on three years notice. Mr. Weisman received an annual base salary of $500,000 for the 1999 calendar year, which salary is subject to a minimum adjustment of no more than 5% each year based upon the annual increase in the Consumer Price Index. Mr. Weisman's current salary is $562,025. Mr. Weisman is also eligible for discretionary performance bonuses based upon Alliance's performance levels which are not to be less than those recommended in a report delivered to the Compensation Committee of the Board of Directors of Alliance in 1998. Mr. Weisman is entitled to a payment upon termination without cause equal to three times the aggregate of his then current annual base salary and fifty percent of the bonus paid for the last completed fiscal year. Two-thirds of such payment constitutes severance, and one-third of such payment is in consideration for Mr. Weisman's agreement not to compete with Alliance for a one-year period after his termination. The payment related to the noncompete is subject to repayment if Mr. Weisman breaches such agreement. Alliance has also agreed to provide additional payments to Mr. Weisman to pay for certain taxes and assessments in the event that an initial public offering triggers such payments. Mr. Weisman has an outstanding loan balance of $65,888 as of July 18, 2002. Mr. Weisman also has available a $100,000 line of credit under which there are no amounts outstanding. The maturity date of the loan and the termination of the line of credit facility is May 2004. The loan and any amounts outstanding under the line of credit bear interest at 7%. Twenty percent of the principal of the loan is to be repaid each year. Bonus payments made to Mr. Weisman are applied to reduce any amounts outstanding under the line of credit.

        In connection with the execution of the original merger agreement in June 2002, Messrs. Kearby and Flynn have each entered into employment agreements with Alliance. These agreements will become effective upon the consummation of the merger. Pursuant to these agreements, each of Mr. Kearby and Mr. Flynn will have a three (3) year term of employment. Each will receive an annual base salary no less than (i) his Liquid Audio salary as of January 1, 2002 or (ii) an amount commensurate with other executives of Alliance with similar responsibilities and expertise. In addition, each of Mr. Kearby and Mr. Flynn will receive a retention payment of $750,000, in the aggregate, to be paid over a two (2) year period. Each of Mr. Kearby and Mr. Flynn may also be eligible for discretionary bonuses granted by the combined organization's Board of Directors or by the Compensation Committee of the Board of Directors. Each is entitled to severance upon termination without cause equal to two times his then current annual base salary, as well as any unpaid portion of the aforementioned retention payment. Upon termination for cause or upon voluntary resignation, each is entitled to his base salary, and is not entitled to any unpaid retention payments. Neither Mr. Kearby, nor Mr. Flynn is permitted to compete or otherwise interfere with the combined organization's business for a period of five (5) years following the consummation of the merger. Each of Mr. Kearby and Mr. Flynn are entitled to $750,000 payable over a three (3) year period as compensation for his agreement not to compete. Upon termination for cause or resignation by either Mr. Kearby or Mr. Flynn, the noncompete consideration payable to such executive will be reduced by the amount not yet paid to such executive as of the date of termination or resignation, unless the termination or resignation occurs within one year of the consummation of the merger, in which case $125,000 of the retention payment paid to each of Mr. Kearby and Mr. Flynn will be allocated as consideration for the agreement not to compete. Upon termination without cause, each of Mr. Kearby and Mr. Flynn will continue to be entitled to the entire consideration for his agreement not to compete. Upon breach of the non-compete obligation, each of Mr. Kearby and Mr. Flynn forfeits his consideration for the agreement not to compete.

Board Committees Pre-Merger

Audit Committee

        The audit committee of Liquid Audio's board of directors currently is composed of Stephen V. Imbler, Ann Winblad and Raymond A. Doig. All three directors qualify as independent. Liquid Audio's audit committee held a total of five (5) meetings during fiscal 2001.

        The audit committee makes recommendations to the Liquid Audio board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by its independent accountants and reviews the accounting principles and auditing practices and procedures to be used for its financial statements. The rules of the National Association of Securities Dealers ("NASD") require audit committees to have at least three members who are "independent," as that term is defined under the NASD listing standards.

Compensation Committee

        The compensation committee of Liquid Audio's board of directors currently is composed of Ann Winblad and Raymond A. Doig. Liquid Audio's compensation committee reviews and recommends the compensation and benefits of all of its executive officers, administers our stock and option plans and establishes and reviews general policies relating to compensation and benefits of its employees. Liquid Audio's compensation committee held a total of two (2) meetings during fiscal 2001. Liquid Audio's board of directors does not have a nominating committee or any committee performing such function.

Board Committees Post-Merger

  Compensation Committee.

        The membership of the Compensation Committee will be determined as soon as practicable.

  Audit Committee.

        The membership of the Audit Committee will be determined as soon as practicable.

Executive Compensation Pre-Merger

        The following table sets forth the total compensation received for services rendered to Liquid Audio for the years ended December 31, 2001, 2000 and 1999 by Liquid Audio's chief executive officer and Liquid Audio's four other most highly compensated executive officers who received salary and bonus in 2001 in excess of $100,000 (the "Pre-Merger Named Executive Officers").

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	# Securities Underlying Options/SARs
Gerald W. Kearby President and Chief Executive Officer	2001 2000 1999	$238,423 216,963 167,692	$52,000 105,685 100,000	$2,000 2,000 —	75,000 125,000 —
Robert G. Flynn Senior Vice President of Business Development	2001 2000 1999	187,646 161,053 136,154	40,000 73,520 75,000	12,800 4,433 —	50,000 100,000 —
Leon Rishniw Vice President of Engineering	2001 2000 1999	163,423 144,445 114,615	26,000 71,223 17,500	2,000 2,000 —	100,000 63,780 30,000
Richard W. Wingate Senior Vice President of Content Development and Label Relations	2001 2000 1999	216,846 293,255 179,099	60,000 86,900 75,000	2,000 2,000 —	50,000 109,000 25,000
H. Thomas Blanco Vice President of Human Resources	2001 2000 1999	167,404 115,192 —	26,000 20,000 —	2,000 2,000 —	50,000 100,000 —

(1)
Amounts represent matching contributions to Liquid Audio's 401(k) savings plan, and for Robert G. Flynn, also include reimbursement of relocation costs.

Executive Compensation Post-Merger

        The following table presents a summary of the compensation paid by Alliance and Liquid Audio during the fiscal years ended December 31, 2001, 2000 and 1999 to the chief executive officer of Liquid Audio upon completion of the merger and the four most highly paid executive officers of Liquid Audio following the completion of the merger (the "Post-Merger Named Executive Officers"). This compensation table excludes other compensation in the form of perquisites and other personal benefits to an executive officer where that compensation constituted less than 10% of his or her total annual salary and bonus in the fiscal year.

	Annual Compensation					Long-Term Compensation
Name and principal position	Year	Annual Salary	Bonus	Other Annual Compensation		# Securities Underlying Options/SARs
Eric Weisman President, Chief Executive Officer and Director	2001 2000 1999	$551,613 531,006 478,965	$100,000 500,000	$16,003 13,265 7,618	(2) (2) (2)	—
Alan Tuchman President, Distribution and Fulfillment Services Group	2001 2000 1999	350,105 312,601 290,692	100,000 135,000	9,494 6,545 4,724	(2) (2) (2)	—
Jerry Bassin Executive Vice President	2001 2000 1999	286,639 237,600 214,518	50,000 40,000	9,383 6,020 1,260	(2) (2) (2)	—
Pinchas Blei Chief Operating Officer, Distribution and Fulfillment Services Group	2001 2000 1999	237,600 237,600 284,320	50,000 40,000	8,023 6,720 3,782	(2) (2) (2)	—
Gerald W. Kearby President, Digital Media Services Group	2001 2000 1999	238,423 216,963 167,692	52,000 105,685 100,000	2,000 2,000 —	(1) (1)	75,000 125,000 —

(1)
Amounts represent matching contributions to either Alliance's or Liquid Audio's 401(k) savings plan, as applicable.

(2)
Amounts represent long-term and short term disability compensation in the aggregate.

Liquid Audio Option Grants Pre-Merger

  Option Grants in Last Fiscal Year

        The following table presents information for the fiscal year ended December 31, 2001 with respect to each grant of stock options to the Pre-Merger Named Executive Officers:

	Individual Grants Number of securities underlying options granted				Potential realizable value at assumed annual rates of stock price appreciation for option term
		Percent of total options granted to employees in 2001
Name			Exercise price ($/share)	Expiration Date
					5%	10%
Gerald W. Kearby	75,000	4.5%	$2.70	6/19/11	$127,351	$322,733
Robert G. Flynn	50,000	3.0	2.70	6/19/11	84,901	215,155
Richard W. Wingate	50,000	3.0	2.70	6/19/11	84,901	215,155
Leon Rishniw	50,000	3.0	1.84	4/24/11	57,858	146,624
Leon Rishniw	50,000	3.0	2.70	6/19/11	84,901	215,155
H. Thomas Blanco	50,000	3.0	1.84	4/24/11	57,858	146,624
Ann Winblad	10,000	0.6	2.51	5/31/11	15,785	40,003
Stephen V. Imbler	30,000	1.8	2.72	11/1/11	51,318	130,049
Raymond A. Doig	30,000	1.8	2.72	11/1/11	51,318	130,049

(1)
Options were granted under Liquid Audio's 1996 Equity Incentive Plan and generally vest over four years from the date of grant.

(2)
Based on an aggregate of 1,650,750 options granted by us in the year ended December 31, 2001 to Liquid Audio's employees, directors and consultants, including the Named Executive Officers.

(3)
Options were granted at an exercise price equal to the fair market value per share of common stock on the grant date, as determined by Liquid Audio's Board according to the provisions of the 1996 Equity Incentive Plan.

(4)
The potential realizable value is calculated based on the term of the option at its time of grant, or 10 years. In accordance with the rules of the Securities and Exchange Commission, the following table also sets forth the potential realizable value over the term of the options, the period from the grant date to the expiration date, based on assumed rates of stock appreciation of 5% and 10% compounded annually. These amounts do not represent Liquid Audio's estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of the common stock.

  Aggregated Option Exercises in 2001 and December 31, 2001 Option Values

        The following table presents information for the fiscal year ended December 31, 2000 with respect to stock option exercises by the Pre-Merger Named Executive Officers. No officers or directors exercised options in 2001.

			Number of securities underlying unexercised options at fiscal year-end(#)		Value of unexercised in-the-money options at fiscal year-end($)
Name	Shares acquired on exercise(#)	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gerald W. Kearby	—	$—	56,250	143,750	$—	$—
Robert G. Flynn	—	—	43,749	106,251	—	—
Richard W. Wingate	—	—	113,292	99,375	24,367	—
Leon Rishniw	—	—	55,477	58,303	19,250	21,250
H. Thomas Blanco	—	—	47,916	102,084	4,250	21,250
Ann Winblad	—	—	20,000	—	—	—
Stephen V. Imbler	—	—	30,000	—	—	—
Raymond A. Doig	—	—	30,000	—	—	—

(1)
The value of unexercised in-the-money options at fiscal year-end is based on a price per share of $2.35 less the exercise price.

Liquid Audio Options Post-Merger

        No options were granted to, or exercised by, any executive officers of Alliance in 2000 or 2001. Accordingly, the information for the post-merger organization would be the same as reported for option grants in the last fiscal year for Liquid Audio above.

        The following table presents information with respect to value as of December 31, 2001 of stock options held by the Post-Merger Named Executive Officers (assuming that the merger had been effected as of such date).

	Number of securities underlying unexercised options at fiscal year-end(#)		Value of unexercised in-the-money options at fiscal year-end($)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Eric Weisman	1,500,354	600,004	$170,516	—
Alan Tuchman	295,173	105,000	$85,259	—
Jerry Bassin	133,359	45,000	$48,190	—
Pinchas Blei	133,359	45,000	$48,190	—
Gerald W. Kearby	56,250	143,750	—	—

(1)
The value of unexercised in-the-money options at fiscal year-end is based on a price per share of $2.35 less the exercise price.

Compensation Committee Interlocks and Insider Participation Pre-Merger

        None of the members of Liquid Audio's compensation committee is currently or has been, at any time since Liquid Audio's formation as a company, one of Liquid Audio's officers or employees. None of Liquid Audio's executive officers: (i) has served as a member of the compensation committee (or other board of directors committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on Liquid Audio's compensation committee; (ii) has served as a director of another entity, one of whose executive officers served on Liquid Audio's compensation committee; or (iii) served as a member of the compensation committee (or other board of directors committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as one of Liquid Audio's directors.

Compensation Committee Interlocks and Insider Participation Post-Merger

        Any compensation committee interlocks and insider participation will be determined as soon as practicable following designation of the members of the post-merger Compensation Committee.

Related Party Transactions of Pre-Merger Management

        Since the inception of Liquid Audio in January 1996, it has never been a party to any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer or holder of more than 5% of its common stock had or will have an interest, other than as described under "Liquid Audio Principal Stockholders" and the transactions described below.

        In the past, Liquid Audio has granted options to its executive officers and directors. Liquid Audio intends to grant options to its officers and directors in the future. See "Proposal One—Director Compensation" and "Management—Executive Compensation Pre-Merger."

        Liquid Audio has entered into indemnification agreements with its officers and directors containing provisions which may require it, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Liquid Audio also intends to execute such agreements with its future directors and executive officers.

Related Party Transactions of Post-Merger Management

        Since Liquid Audio's inception in January 1996, Liquid Audio has never been a party to any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer or holder of more than 5% of Liquid Audio's common stock had or will have an interest, other than as described under "Liquid Audio Principal Stockholders" and the transactions described below.

        Ronald W. Burkle, Steven L. Mortensen and Erika Paulson are affiliated with The Yucaipa Companies ("Yucaipa"), an entity affiliated with AEC Associates, LLC, the controlling stockholder of Alliance. On May 19, 1999, Alliance entered into a five-year management services agreement (the "Management Services Agreement") with Yucaipa for certain management and financial advisory services to be provided to Alliance. The Management Services Agreement provides for the payment of an annual fee to Yucaipa in the amount of $500,000, plus reimbursement of out-of-pocket expenses. In addition, Alliance may retain Yucaipa in an advisory capacity in connection with certain acquisition or sale transactions, in which case Alliance will pay Yucaipa an advisory fee equal to one percent of the transaction value. The Management Services Agreement may be terminated at any time by Alliance on ninety days' written notice, provided that Yucaipa will be entitled to $2.5 million plus two times the full amount of the annual fee for the remaining term of the Management Services Agreement, unless Alliance terminates for cause pursuant to the terms of the Management Services Agreement. Yucaipa may terminate the agreement if Alliance fails to make a payment due thereunder, or upon a Change of Control (as generally defined in the Management Services Agreement to include certain mergers and asset sales, and acquisitions of beneficial ownership of greater than 51% of the Company's outstanding voting securities by persons other than the then current owners). Upon any such termination, Yucaipa will be entitled to $2.5 million plus two times the full amount of the annual fee for the remaining term of the Management Services Agreement.

        Mr. Weisman has an outstanding loan in the amount of $65,888 as of July 18, 2002. Mr. Weisman also has available a $100,000 line of credit under which there are no outstanding amounts. The maturity date of the loan and the termination of the line of credit facility is May 2004. The loan and any amounts outstanding under the line of credit bear interest at 7%. Twenty percent of the principal of the loan is to be repaid each year. Bonus payments made to Mr. Weisman are applied to reduce any amounts outstanding under the line of credit.

        Liquid Audio has entered into indemnification agreements with its officers and directors containing provisions which may require Liquid Audio, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Liquid Audio also intends to execute such agreements with future directors and executive officers.

        Alliance leases one property from an entity which is partially owned by David H. Schlang, an Executive Vice President of the combined organization following the merger, and also by Barbara Brenner, his sister. The property is located in Albany, New York and used as a distribution warehouse. The monthly rental obligation is $27,000 ($324,000/year). The lease term began in September 1995 and expired on August 31, 2000, but is subject to automatic one-year extensions through August 31, 2005. The lease agreement may be terminated before August 31, 2005 with two years' notice.

LIQUID AUDIO'S BUSINESS

Overview

        Liquid Audio deploys a leading open digital distribution platform that enables the delivery of digital entertainment media over the Internet. Today, Liquid Audio's software products and services give content owners—artists and record companies—the ability to digitize and package, and syndicate and sell securely their recorded music through a network of websites that includes traditional retailers, Internet portals and retailers, and consumer electronics OEM's. These channel partners merchandise and retail the largest catalog of secure digital music using a variety of Liquid Audio technology including Liquid Audio's Retail Integration and Fulfillment System ("RIFFS"), Liquid Commerce and Liquid Store platforms. Utilizing these distribution products and services, these channel partners enable consumers to preview and purchase digital music—either as a la carte downloads or as part of a subscription service—using Liquid Audio's Liquid Player. Consumers then use the Liquid Player to transfer downloaded music to recordable compact discs and to digital audio devices manufactured by consumer electronics companies. Liquid Audio's retail solutions, based on an open technical architecture designed to support multiple leading digital music formats, including Liquid Audio, MP3 and Microsoft Windows Media, have been used by channel partners such as Amazon, Best Buy, CDNow, Musicland, and Sony Music Club. Major record companies and recording artists have used Liquid Audio's distribution system to promote and sell their music, including Atlantic Records, BMG Entertainment, EMI Music Group, Sup Pop Records, Universal Music Group, Warner Music Group and Zomba Records Group, and artists such as Backstreet Boys, Enya, Mick Jagger, Jewel, matchbox twenty and 'N SYNC.

        The following description of Liquid Audio under the headings "The Liquid Audio Platform," "Strategic Relationships and Customers," "Customers," "Products and Services," "Technology," "Sales and Marketing," "Intellectual Property," "Competition," "Employees," "Properties" and "Legal Proceedings" primarily represents Liquid Audio as a standalone entity without giving effect to the proposed merger with Alliance. As described above, Alliance's stockholders will own a majority of the combined organization's shares, the combined organization's board of directors will consist of six Alliance designees out of a board of directors of nine members, and Alliance's management will be responsible for the day-to-day management of the combined organization. Investors should read carefully "Alliance's Business" for a description of Alliance's business.

The Liquid Audio Platform

        Liquid Audio provides a variety of products and services to enable the publication and distribution, syndication and retail integration, and promotion and sale of downloadable digital music files over the Internet:

        •    Publication and Distribution.     Liquid Audio offers services to encode content as secure digital music files and has the ability to encode approximately 20,000 individual music samples per day. Liquid Audio's technical infrastructure hosts these digital music files and distributes them through a network of music websites either as a la carte downloads or as part of a digital music subscription service.

        •    Syndication and Retail Integration.     Liquid Audio's distribution system syndicates music content to a network of leading retail, music and original equipment manufacturer ("OEM") websites, including Amazon.com, BestBuy, CDNOW, Musicland, and Sony. These retail channel partners utilize a variety of Liquid Audio technology offerings to integrate this unified content into their websites for merchandizing and sale to music consumers.

        •    Promotion and Sale.     Liquid Audio offers services to manage the secure promotion, transfer and sale of digital music, including reporting on digital music sales. Liquid Audio's Liquid Player software, a desktop software application, allows the consumer to preview, purchase and download digital recorded music. The Liquid Player includes the capability of consuming digital music through Liquid Audio-enabled digital music subscription services. The Liquid Player also enables the output of digital music to recordable compact discs and digital audio devices. To enable online sales, Liquid Audio provides a set of e-commerce services, including credit card processing, the remittance of royalty payments, customer support and detailed transaction reports. In addition, Liquid Audio provides promotional services that help build market awareness for content available through its network, including the sale of the content in physical CD form.

        Liquid Audio's solution provides the following benefits:

        •    Increased Revenues and Lower Costs.     Through Liquid Audio's solution, record companies and artists can generate increased revenues by offering their entire catalog of existing music, as well as singles and periodic releases, for sale online. Liquid Audio's products and services provide a cost-effective way to offer entire music catalogs digitally to consumers, thus reducing the costs associated with physical manufacturing, warehousing and shipping. Increased revenue opportunities for content owners are also enabled through promotions that drive sales of physical CD's.

        •    Complete Retail Solution. Utilizing the multiple configurations that Liquid Audio offers, channel partners have the ability to integrate the largest catalog of secure music files available into their websites for merchandising and retailing of this digital music to the consumers. Liquid Audio complements this retail integration capability with customer support, transaction reporting and other platform tools to offer these retailers with a complete solution for the retailing of digital music.

        •    Superior Consumer Experience.     Liquid Audio's solution enables consumers to preview, purchase, download and export a wide variety of near compact disc quality music online. Liquid Audio makes it simple to search for, sample and buy selected digital recorded music from a growing inventory available as a la carte downloads or through digital music subscription services. Liquid Audio's Liquid Player also enables digital music to be transferred to a compact disc by means of a recordable compact disc device and output to digital audio devices. Liquid Audio further simplifies the user experience by supporting multiple music download formats, including Liquid Audio, Microsoft Windows Media and MP3.

        •    Security and Compliance.     Liquid Audio's digital rights management ("DRM") system protects copyright owners against piracy by authenticating, limiting and tracking the number of copies made of a digitally delivered sound recording. Liquid Audio's platform also includes patented territory restriction capabilities that enable the sale over the Internet of digital recorded music in compliance with geographic distribution limitations.

        •    Multiple Formats and Digital Rights Management Systems.     Liquid Audio's multi-format distribution solution is based on an open architecture and can publish, syndicate and sell content using leading download formats and DRMs, including Liquid Audio, Microsoft Windows Media, MP3 and Sony OpenMG.

        •    Global Reach.     Liquid Audio's platform allows the Internet to be used as a global distribution channel for artists, record companies and retailers. This is particularly significant to independent record labels that have limited access to traditional retail distribution channels. Liquid Audio's patented territory restriction technology identifies the approximate geographic location of consumers to enforce content rules worldwide.

Strategic Relationships and Customers

        Liquid Audio plans to continue to build relationships with key third parties engaged in the creation and distribution of digital music. Liquid Audio believes that these relationships will enhance Liquid Audio's ability to provide a rich variety of music to consumers. Such relationships can be separated into three major areas, the three C's—content, channel and consumer.

        Content Provider Relationships.    In the content area, a number of labels make music available for sale and promotion through Liquid Audio's distribution system and network.

        •    EMI Recorded Music.     Under an agreement with Virgin Holdings, Inc., an affiliate of EMI Recorded Music, in July 2000 Liquid Audio started to sell EMI songs and albums through designated music destination and retail sites, including CDNOW. Under a separate agreement, Liquid Audio sells music from EMI CMG, the world's largest Christian music company, through a Liquid Audio-enabled digital music subscription service that appears on a website controlled by EMI.

        •    Sony Music.     Liquid Audio is encoding, hosting and delivering promotional downloads from Sony Music on Amazon.com's website, through Liquid Audio's agreement with Amazon.com.

        •    Universal Music Group.     Liquid Audio is encoding, hosting and delivering promotional downloads from Universal Music Group on Amazon.com's website, through Liquid Audio's agreement with Amazon.com. Under an agreement entered into in March 20, 2002 Liquid Audio has started to encode and prepare for sale UMG songs through music destination and retail sites.

        •    Warner Music Group.     Under an agreement with Warner Music Group, in November 2000 Liquid Audio started to sell Warner songs and albums through Liquid Audio's distribution network.

        •    Zomba Records Group.     Zomba has made songs and albums from some of the most popular artists available for sale through the Liquid Audio's distribution network. These artists include Britney Spears and 'N SYNC.

        •    Independent Labels.     Many independent record labels have chosen to make their catalogs available online using Liquid Audio's solution. These labels include Artemis Records, Avex, Beggars Banquet, Del-Fi Records, edel music, Rounder Records, Strictly Rhythm, Sub Pop Records, Twin/Tone Records and Vanguard Records. As of December 31, 2001, record labels have chosen to promote and sell more than 180,000 digital music recordings through Liquid Audio's distribution network.

        Channel Partners.    Liquid Audio's distribution channel continues to grow and includes some of the most popular music websites on the Internet today.

        •    Amazon.com.     Under Liquid Audio's agreement with Amazon.com, Liquid Audio is encoding, hosting and delivering promotional music downloads for the free downloads section of Amazon.com's music website, which is designed to increase compact disc sales.

        •    Best Buy.     Leading retailer Best Buy uses the Liquid Store commerce solution and offers a custom branded version of Liquid Player software to sell music from Liquid Audio's catalog of content on its bestbuy.com website.

        •    CDNOW.     CDNOW uses RIFFS to promote and sell digital music to consumers through its online retail website, cdnow.com. The website began offering music from Liquid Audio's catalog of content for sale in February 2000.

        •    Musicland.     Musicland is using RIFFS for its destination sites, SamGoody.com, Suncoast.com, OnCue.com and MediaPlay.com, and started selling music from Liquid Audio's catalog of content in August 2000.

        Consumer Adoption.    Liquid Audio distributes music to millions of consumers in concert with technology companies whose innovative products complement Liquid Audio's digital music distribution system. These include the following:

        •    AOL Time Warner.     Liquid Audio developed a software "plug-in" that enables the AOL Nullsoft Winamp player software to purchase and play music encoded in Liquid Audio's format. The plug-in is distributed by AOL on the winamp.com website, its other websites and Liquid Audio's website.

        •    ARM.     Liquid Audio entered into an agreement with ARM, a microprocessor design company, to create a turnkey platform enabling devices supporting secure digital audio devices, using Liquid Audio's Secure Portable Player Platform ("SP3"). This integration has made it easier for consumer electronics and wireless device manufacturers to create new products, using the same chip set platforms they are already using, that support the playback of secure digital downloads distributed by us.

        •    Cirrus Logic, Inc.     Cirrus Logic became the first company to integrate the ARM/Liquid Audio SP3 solution into their chipsets. They are using their reference design to enable flash memory-based consumer electronics devices to be compatible with Liquid Audio's platform.

        •    Microsoft.     To maximize the number of consumers getting music through Liquid Audio's distribution network, Liquid Audio added support for the Microsoft Windows Media format. To date, Liquid Audio has encoded and distributes more than 51,000 songs in the Windows Media format. Liquid Audio also deployed Windows Media-based servers in Liquid Audio's data centers to host and distribute that content to retailers in its Liquid Music Network. Liquid Audio operates clearinghouse functions for the Windows Media DRM system and added support for Windows Media to Liquid Audio's Liquid Player software.

        •    Plextor Corp.     Plextor delivers a custom-branded version of Liquid Audio's Liquid Player software with its compact disc recorder/rewriteable ("CD-R/RW") drives. Plextor also uses the Liquid Store to facilitate the secure distribution and sale of audio content on its website.

        •    RealNetworks Inc.     Liquid Audio developed software "plug-ins" that enables users of RealNetwork's RealPlayer G2, RealJukebox and RealOne Player software to playback music encoded in Liquid Audio's format using their existing software. To date, more than 9 million users have downloaded the plug-ins.

        •    Texas Instruments Inc.     Liquid Audio collaborated with Texas Instruments to develop a reference design based on Liquid Audio's SP3 specification for secure music delivery. Texas Instruments uses Liquid Audio's SP3 reference design in chipsets to enable future flash memory-based consumer electronics devices to be compatible with Liquid Audio's platform.

        •    Digital Audio Device Manufacturers.     Liquid Audio is also collaborating with the following companies to develop digital audio devices that interoperate with Liquid Audio's SP3 specification: Aiwa, e.Digital Corporation, Sanyo Corporation and TDK.

        •    Custom Branded Liquid Players. Liquid Audio is collaborating with the following companies to deploy custom branded versions of the Liquid Player: Best Buy, BurnitFirst.com, Fellowes, Freecom, PCPraxis, Philips and Yamaha.

Customers

        Liquid Audio license Liquid Audio's software and services to a variety of customers from various market segments. A selected list of Liquid Audio's customers includes the following, each of which accounted for more than $10,000 of Liquid Audio's revenues in 2001:

ARM	Plextor Corporation
Country Music Hall of Fame	Rhino Records
EMI Music Distribution	Sony Electronics Inc.
Microsoft	Sony UK
Palm, Inc.	Warner Music Group

        In 1999, Adaptec, Super Stage and Liquid Audio Korea accounted for 31%, 30% and 12% of Liquid Audio's total net revenues, respectively. In 2000, Cyber Music Entertainment, formerly Liquid Audio Japan, and Liquid Audio South East Asia through Liquid Audio's strategic partner accounted for 42% and 11% of Liquid Audio's total net revenues, respectively. In 2001, Cyber Music Entertainment and Liquid Audio Greater China accounted for 39% and 22% of Liquid Audio's total net revenues, respectively.

        Promotional Relationships.    Numerous record labels and recording artists have used Liquid Audio's products and services to promote new releases and create consumer awareness. These mutually beneficial promotional efforts have generated little or no direct revenue for us, individually or in the aggregate. The following table represents a partial list of artists and record labels for whom Liquid Audio has provided promotional services:

Record Labels
American Gramaphone	Arista Records	Artist Direct
Atlantic Records	Blue Note Records	BMG Distribution
Capitol Records	Columbia Records	Dreamworks Records
Elektra Records	EMI Recorded Music	Epic Records
Geffen Records	Hollywood Records	Interscope Records
Island Records/Def Jam	Jive	Matador
Maverick Records	MCA Records	Mercury Nashville
RCA Records	Reprise Records	Rhino Records
Roadrunner	Sony	Sparrow
Tommy Boy Records	TVT Records	Universal Music Group
V2 Records	Verve	Virgin
Warner Music Group	Wind-up Entertainment	Zomba Records Group
Recording Artists
Barenaked Ladies	Basement Jaxx	Bjork
Blink 182	Boz Scaggs	Brad Melhdau
Britney Spears	Bush	Busta Rhymes
Charlie Haden	Custom	Dave Matthews Band
De La Soul	Depeche Mode	Diana Krall
Drowning Pool	Dwight Yoakam	Elvis Costello
Enya	Green Day	Ice Cube
Joe	Josh Groban	Lee Greenwood
Mannheim Steamroller	Melissa Etheridge	Mystikal
Natalie Merchant	New Order	Nickelback
No Doubt	Pink Floyd	P.O.D.
Powerman 5000	R. Kelley	Radiohead
Ramones	Randy Travis	REM
Rod Stewart	Steven Curtis Chapman	Sugar Ray
The Grateful Dead	The Strokes	Toby Keith
Uncle Kracker	Willie Nelson	ZOEgirl

Products and Services

        Liquid Audio's platform includes software products and services that enable the secure digital delivery and sale of recorded music over the Internet. Liquid Audio's products and services can be separated into three major areas: publishing and distribution, syndication and consumer delivery.

  Publishing and Distribution

        Encoding Services.    These services prepare music by artists and record companies for publishing. Liquid Audio uses software tools to set rules by which the content can be used by consumers. Such software tools use security features, including digital rights management ("DRM"), encryption and watermarking, to provide copy protection. Liquid Audio's software tools also enable us to attach descriptive text, such as lyrics or album liner notes, graphics such as compact disc cover art, and copyright information to the music file. These are scalable services and Liquid Audio has developed an automated high capacity encoding production service that is currently able to encode approximately 20,000 individual sample sound recordings per day.

        Hosting Services.    These services can store and serve digital music for recording artists and labels. Content owners can use Liquid Audio's services to feature music links on their websites and promote and sell music. Since launching these services in December 1997, more than 16,000 artists have used Liquid Audio's hosting services. These artists have made more than 180,000 songs available for downloading either through the Liquid Music Network or their own websites.

        Distribution Services.    Content owners can leverage Liquid Audio's distribution services to deliver music through a network of leading retail and music websites. They can also leverage these services to begin selling their music from their own website.

        Subscription Services.    Liquid Audio has developed a turnkey solution for artists and content owners that wish to sell digital downloads through online subscription services. This service offering leverages Liquid Audio's existing publishing and distribution services, player technology and commerce platform. Liquid Audio's initial consumer offering features an integrated Liquid Player and exclusive major label content that can be output to recordable compact discs and portable digital audio devices.

        Promotion Services.    Liquid Audio provides promotional services that leverage the Internet to help build awareness of artists and increase consumer traffic to retail and music sites. Liquid Audio's Promotions Manager is a web-based application that provides record labels and retailers with real-time access to digital music promotions and related customization features and merchandising resources.

        Clearinghouse Services.    Through Liquid Audio's multi-format clearinghouse, Liquid Audio can clear online financial transactions and manage rights reporting for music downloads that are protected by either the Liquid Audio or Microsoft Windows Media DRM solutions. Liquid Audio's clearinghouse tracks streaming, downloading and purchase information and records it in tamper-resistant logs. This information is used for commerce management and to generate reports and invoices for the appropriate copyright owners.

  Syndication and Retail Integration

        Liquid Store.    The Liquid Store, launched in July 1998, is used by a network of leading music-related and retail websites and OEM customers. The Liquid Store is a ready-made online music store, including its own shopping cart, through which consumers can preview, purchase and download digital recorded music from Liquid Audio's catalog of content. Liquid Store affiliates simply sign up for the service and add hyperlinks to their home page to begin selling digital music.

        Retail Integration and Fulfillment System ("RIFFS").    Liquid Audio's RIFFS solution enables the sale of secure digital music through existing e-commerce websites. RIFFS enables online retailers to seamlessly sell Liquid Audio's music catalog right alongside physical goods through their existing shopping carts. Participating retailers can merchandise and offer any of the music downloads Liquid Audio distribute. Liquid Audio host the music and transparently fulfill digital delivery to the consumer. Regular reports let websites track download and sales activity.

        Liquid Commerce.    For websites that have a search engine but are not e-commerce enabled, Liquid Audio offers a pre-built online shopping cart that websites can use to custom brand and leverage to sell music. Websites can supplement their existing content with music from Liquid Audio's catalog of content.

  Consumer Delivery

        Liquid Player.    Liquid Audio's Liquid Player is a consumer desktop software application that enables users to stream, download and purchase digital music. To enhance the consumer experience, Liquid Audio's Liquid Player presents lyrics, liner notes and album art with the music. Once content is downloaded, Liquid Audio's Liquid Player can be used to organize the content into playlists. Liquid Audio's Liquid Player can be easily customized with faceplates to tie into the logo and branding of Liquid Audio's partners' websites and is available for both PC and Macintosh platforms. The product can be downloaded free of charge from Liquid Audio's website and currently is distributed by the websites in Liquid Audio's Liquid Music Network. An enhanced version of the product, Liquid Player Plus, is available to consumers for $19.95 and adds capabilities for transferring digital music to a recordable compact disc or outputting music to digital audio devices for later playback. Delivered in 2000, Liquid Player Plus is distributed through leading consumer device manufacturers and through Liquid Audio's Liquid Music Network of retail and music websites. In spring of this year, Liquid Audio's Liquid Player will include the capability to purchase digital music through Liquid Audio's digital music subscription service.

        Plug-ins.    To expand Liquid Audio's consumer base, Liquid Audio integrates Liquid Audio's music delivery system with those from several of Liquid Audio's partners. Liquid Audio provides plug-in software for AOL WinAmp, RealNetworks RealPlayer, RealJukebox and RealOne Player to enable consumers using these software products to preview and purchase content Liquid Audio distributes.

Technology

        Liquid Audio has developed an open technology platform and systems infrastructure that is designed to optimize the digital delivery of music through retailers to the music consumer. Liquid Audio's platform is based on Liquid Audio's principal technology layers: component technologies, system technologies, network services and content syndication. Liquid Audio has developed and deployed technology in all of these layers to provide specific advantages for Liquid Audio's music delivery products and services. Liquid Audio has invested significant amounts toward research and development to date. Liquid Audio's expenses in this area totaled approximately $11.7 million, $22.9 million and $17.0 million in 1999, 2000 and 2001, respectively.

        Component Technologies.    Liquid Audio's platform begins with component technologies, which include digital rights management, portable device platform, multi-format distribution container, watermarking and audio compression.

        •    Digital Rights Management ("DRM").     Liquid Audio's DRM solution protects content delivered online through a digital identification and rights reporting system. Consumers can use Liquid Audio's FastTrack Security technology to enjoy secure music on one computer or use Liquid Audio's Liquid Passport to move their music to multiple machines while still providing anti-piracy protections.

        •    Consumer Electronics Technology.     Liquid Audio's Secure Portable Player Platform ("SP3") provides content management and protection technology for consumer electronic devices. Liquid Audio has developed specific technologies to enable music to be securely copied to portable digital audio devices. The SP3 system also provides a technology interface that facilitates compatibility with other digital rights management systems.

        •    Multi-Format Distribution Container.     Liquid Audio has developed a master media container that facilitates the delivery of media through Liquid Audio's system. This container structure is designed to permit extension to other media types, such as third-party formats or video. The container is optimized for music distribution and includes multiple images that can be used to preview and purchase media content in multiple formats including Liquid Audio, MP3, Microsoft Windows Media and Sony ATRAC3, and at multiple resolutions. The multi-format nature of the container also facilitates compatibility across systems. This container also facilitates the real-time insertion of information such advertising and promotions.

        •    Watermarking.     Watermarking embeds indelible and inaudible digital information into the audio waveform. Liquid Audio has developed its own patented watermarking technology that is specifically designed to operate in conjunction with compression technologies. The embedded information is useful for identifying and tracking audio usage and cannot be removed without destroying the recorded music.

        •    Audio Compression.     Audio compression reduces the bandwidth required to stream and download music over network connections. Liquid Audio's format-neutral music distribution system supports the delivery of music using several leading compression technologies: AAC, Sony ATRAC3, MS-Audio and MP3. Liquid Audio has added extensions to the AAC audio compression technology that further improve audio quality. In addition, Liquid Audio has developed an exclusive, proprietary lossless compression algorithm that is useful for professional audio applications.

        System Technologies.    Liquid Audio's system technologies build on top of the base features provided through Liquid Audio's component technologies to enable Liquid Audio's digital music delivery services.

        •    Liquid Server.     Liquid Audio's Liquid Server software is the heart of Liquid Audio's platform and manages and delivers encoded music files for streaming or downloading. Liquid Audio has built transaction, security and copyright management functionality into the Liquid Server. Liquid Audio has integrated this software with a variety of e-commerce and database software applications so that a large volume of digital music and associated information can be securely sold or distributed through the Internet.

        •    Territory Restrictions.     Liquid Audio has been awarded a patent by the U.S. Patent Office for the territory restrictions capabilities in Liquid Audio's platform. This technology identifies the approximate geographic location of consumers. Liquid Audio uses this technology to enforce rules for content access related to territory. This enforcement is necessary since complex worldwide music licensing arrangements often preclude the sale of some content in specific territories.

        •    Open Interfaces.     Liquid Audio has developed interfaces to third-party systems for commerce, databases and general purpose media delivery. Liquid Audio's commerce interfaces allow Liquid Audio's platform to take advantage of many payment methods from credit cards to micro-payment solutions. The database interfaces allow Liquid Audio's system to dynamically update time sensitive information, such as pricing, without requiring expensive re-encoding of content. Liquid Audio's third-party system interfaces permits us to connect and provide compatibility with general purpose media delivery systems such as those provided by RealNetworks and Microsoft Corporation.

        •    Secure Protocols.     Liquid Audio has created secure protocols for communication between all parts of the system. Secure communications are necessary to prevent theft of content as it moves through the system. Secure links exist between the Liquid Server and content creation tools for publishing, the server and Liquid Player for consumer downloading, and the server and clearinghouse for transaction reporting.

        •    Device Interfaces.     Liquid Audio has developed SP3, which provides a set of security interfaces and techniques for secure digital audio devices. SP3 is an open specification for use by many device manufacturers. SP3 is consistent with the goals of the Secure Digital Music Initiative ("SDMI") and is in use by several leading device manufactures. SDMI is sponsored by the Recording Industry Association of America ("RIAA") to develop an open standard for the secure digital delivery and use of recorded music.

        Network Services and Content Syndication.    The implementation of Liquid Audio's component and system technologies enables Liquid Audio to provide its network services and content syndication offerings. Liquid Audio's network services are driven out of the Liquid Operations Center, which operates primarily as a processing, security, copyright management and rights reporting center. Liquid Audio's content syndication services encompass RIFFS and the Liquid Store.

        Liquid Audio believes that Liquid Audio's technology architecture and Liquid Audio's advanced stage of development and deployment provide distinct competitive advantages. Liquid Audio is currently developing the seventh generation of Liquid Audio's digital music delivery products. The advantages of Liquid Audio's technology are summarized below:

        •    Content Distribution Technology.     Liquid Audio has developed systems and technology to manage the distribution of content to online merchants such as retailers and service providers. This distribution technology automates and controls the terms for which content is made available to consumers via online retailers and service providers. This system also provides distribution tracking that facilitates customer support for online merchants.

        •    Automated Encoding, Publication and Content Management.     Liquid Audio has created technologies that improve the efficiency of online music distribution and reduce operating costs. Liquid Audio's content encoding system allows it to format large amounts of quality audio content for online use in a timely and cost effective manner. Liquid Audio has developed a content management system that automates the services that are necessary for content creators to publish and manage their content. Liquid Audio has also developed database technology that permits it to manage the large volume of content in its distribution system.

        •    Open Technical Architecture.     An open system design is important because standard formats are not yet available for online music distribution. Liquid Audio's technology has been designed to provide an open and flexible solution that can adapt to many competing compression technologies and formats, including Sony ATRAC3, MP3 and Microsoft Windows Media, as well as future changes that may occur in digital music distribution. Liquid Audio's open system design allows the integration of new technologies while maintaining compatibility with existing content. In addition, Liquid Audio's flexible architecture allows it to continue to integrate technologies such as audio compression and audio watermarking as they continue to improve in the future.

        •    Robust and Scalable System Architecture.     A comprehensive and robust system architecture is important to meet the demands that may result from large scale consumer adoption. Liquid Audio has developed a broad range of technologies that enables efficient music distribution services. Liquid Audio has developed specific technologies that permit Liquid Audio's system to scale across multiple systems and locations. This technology provides unique advantages for efficiently delivering music and other media to a global audience.

        •    Superior Audio Quality.     Liquid Audio believes consumers will pay for quality music, and Liquid Audio believes that Liquid Audio has consistently provided superior audio quality for digital music. Liquid Audio employs specific techniques and optimizes industry algorithms to improve sound quality. Liquid Audio believes that Liquid Audio's use of standardized compression algorithms such as AAC, MP3 and Microsoft Windows Media, provides greater compatibility than proprietary audio compression solutions.

Sales and Marketing

        Liquid Audio's sales and marketing efforts are principally concentrated on selling Liquid Audio's products and services, developing complementary business opportunities, aggregating digital music recordings for syndication and sale, and broadening Liquid Audio's content syndication reach by expanding the number and geographic reach of music and retail websites in Liquid Audio's Liquid

Music Network. Liquid Audio sells its products and services to artists, record companies, websites, OEMs and online retailers through a 13-person sales and marketing organization. These employees are located in Redwood City, Los Angeles and New York. Liquid Audio's software products and services are also bundled and distributed by third-party manufacturers of various computer hardware and software products.

        Liquid Audio uses a variety of marketing programs to create market awareness and generate demand for Liquid Audio's products and services. Liquid Audio's marketing activities include web-based consumer outreach including a weekly music e-mail, press tours, participation in key trade events and conferences and other public relations activities.

Intellectual Property

        Liquid Audio's success will depend in part on its ability to protect its proprietary software and other intellectual property. To protect Liquid Audio's proprietary rights Liquid Audio relies generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers. Despite these protections a third party could, without authorization, copy or otherwise obtain and use Liquid Audio's products or technology to develop similar technology independently.

        Liquid Audio's agreements with employees, consultants and others who participate in product and service development activities may be breached, Liquid Audio may not have adequate remedies for any breach, and Liquid Audio's trade secrets may become known or independently developed by competitors.

        Liquid Audio currently has ten patents pending in the United States and eight patents pending in other countries relating to Liquid Audio's product architecture and technology and holds sixteen patents. Those patents expire between October 2015 and October 2018. Liquid Audio has had claims allowed on five of Liquid Audio's patent applications. Any pending or future patent applications may not be granted, existing or future patents may be challenged, invalidated or circumvented, and the rights granted under a patent that has issued or any patent that may issue may not provide competitive advantages to Liquid Audio. Many of Liquid Audio's current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a blocking patent has issued or issues in the future, Liquid Audio would need either to obtain a license or to design around the patent. Liquid Audio may not be able to obtain a required license on acceptable terms, if at all, or to design around the patent. See "Liquid Audio's Business—Legal Proceedings."

        Liquid Audio pursues the registration of Liquid Audio's trademarks and service marks in the United States and in other countries, although Liquid Audio has not secured registration of all its marks. A significant portion of Liquid Audio's marks begin with the word "Liquid." Liquid Audio is aware of other companies that use "Liquid" in their marks, alone or in combination with other words, and Liquid Audio does not expect to be able to prevent all third-party uses of the word "Liquid." In addition, the laws of some foreign countries do not protect Liquid Audio's proprietary rights to the same extent as do the laws of the U.S., and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions. Liquid Audio licenses Liquid Audio's proprietary rights to third parties, and these licensees may fail to abide by compliance and quality control guidelines with respect to Liquid Audio's proprietary rights or take actions that would harm its business.

        To license many of Liquid Audio's products, Liquid Audio relies in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software products, Liquid Audio's products are susceptible to unauthorized copying and uses that may go undetected. Policing unauthorized use is difficult.

        Liquid Audio attempts to avoid infringing known proprietary rights of third parties in its product and service development efforts. Liquid Audio has not conducted, and does not conduct, however, comprehensive patent searches to determine whether the technology used in Liquid Audio's products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If Liquid Audio was to discover that its products violate third-party proprietary rights, Liquid Audio might not be able to obtain licenses to continue offering these products without substantial reengineering. Effort to undertake this reengineering might not be successful, licenses might be unavailable on commercially reasonable terms, if at all, and litigation might not be avoided or settled without substantial expense and damage awards.

        Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing Liquid Audio from distributing certain products and services. These claims could harm Liquid Audio's business. Liquid Audio also relies on technology that it licenses from third parties, including software that is integrated with internally developed software and used in Liquid Audio's products and services, to perform key functions. Third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of any of these technologies could harm Liquid Audio's business. Moreover, although Liquid Audio is generally indemnified against claims that third-party technology infringes the proprietary rights of others, this indemnification may be unavailable for all types of intellectual property rights, for example, patents may be excluded, and in some cases the scope of indemnification is limited. Even if Liquid Audio receives broad indemnification, third-party indemnitors are not always well capitalized and may not be able to indemnify Liquid Audio in the event of infringement, resulting in substantial exposure to Liquid Audio. Infringement or invalidity claims may arise from the incorporation of third-party technology, and Liquid Audio's customers may make claims for indemnification. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product and service redevelopment costs and delays, all of which could harm Liquid Audio's business. Sightsound, Inc., Intouch Group, Inc. and Network Commerce, Inc. have claimed that Liquid Audio's products infringe their patent rights. See "Liquid Audio's Business—Legal Proceedings."

Competition

        Competition among companies in the business of delivering digital music over the Internet is intense. New or current competitors may emerge that are more successful than Liquid Audio.

        Liquid Audio competes with providers of infrastructure technology, products and services such as Full Audio, RioPort and Loudeye Technologies, providers of digital music subscription services such as Listen.com, MusicNet and pressplay and providers of music player software such as MusicMatch, RealOne or Microsoft Windows Media Player.

        Liquid Audio believes that the primary competitive factors in Liquid Audio's market are the following:

  •
  quantity and variety of digital recorded music content;

  •
  the number and quality of music-related and retail websites;

  •
  ease of consumer experience;

  •
  number of music players distributed;

  •
  price and cost of products and services;

  •
  ability to ensure secure digital delivery of recorded music;

  •
  ability to adapt to changes in component technologies and consumer preferences;

  •
  brand awareness; and

  •
  fidelity and quality of sound of digital recorded music.

        Liquid Audio believes its products and services offer significant advantages over those of Liquid Audio's competitors:

  •
  Liquid Audio's music catalog features over 16,000 artists and 1,600 individual record labels. Liquid Audio believes that it offers more artists sound recordings and labels than most digital music distribution services;

  •
  through Liquid Audio's network of distribution channel partners, Liquid Audio believes it has the potential to reach more music consumers than other digital music delivery solutions;

  •
  Liquid Audio's Liquid Player can be customized by Liquid Audio's OEM customers to match their own branding initiatives. This customization enables Liquid Audio's retailer and OEM customers to maintain and extend their relationships with their customers and provide both a digital music offerings and the ability to feature their own product offerings within the Liquid Player. Currently, no other company offering a digital music player or jukebox provides these features and instead redirect users to their own website;

  •
  Liquid Audio's platform offers better dynamic content packaging, and copyright management than Microsoft Windows Media or MP3-based solutions;

  •
  Liquid Audio's open architecture enables it to adapt to changing component technologies; and

  •
  the fidelity and sound quality of music encoded by Liquid Audio's products and services are superior to competitive systems due to optimizations Liquid Audio performs on audio compression technologies used in its products and services.

        Additionally, music community websites, such as Morpheus/Music City, WinMX and others, may attract consumers who want to share or download music from the Internet. These websites compete directly with Liquid Audio's affiliates. To the extent that consumers download digital music from these websites rather than from Liquid Audio's affiliates, Liquid Audio's business may be harmed. Additionally, there are other companies, such as IBM, Microsoft, RealNetworks, RioPort and InterTrust Technologies Corporation, that provide component software technologies that facilitate the digital delivery of goods over the Internet, including music. To the extent that the market standardizes on these technologies and Liquid Audio is unable to incorporate these components into Liquid Audio's music delivery services, Liquid Audio's business may be harmed.

Employees

        As of July 15, 2002, Liquid Audio had 73 full-time employees, including 13 in sales and marketing, 38 in research and development, 13 in general and administrative and 9 in operations. Liquid Audio considers its relationships with employees to be good. None of Liquid Audio's employees is covered by collective bargaining agreements.

Properties

        Liquid Audio's headquarters are located in 40,795 square feet of leased office space in Redwood City, California. The lease term extends to May 30, 2005. Liquid Audio leases an office suite near its former headquarters in Redwood City, California on a month-to-month basis, for additional storage needs. In connection with Liquid Audio's restructuring in May 2001, Liquid Audio consolidated its then three Redwood City, California offices into the aforementioned headquarters. Liquid Audio continues to lease these three offices until the expiration of their terms, and have subleased one of the offices. Liquid Audio leases an additional 18,200 square feet of office space near its former headquarters. The lease term for this additional space extends to November 15, 2002 with two five-year renewals, at Liquid Audio's option. Liquid Audio leases an additional 26,800 square feet of office space near Liquid Audio's former headquarters. The lease term for this additional space extends to August 31, 2002 with a three-year renewal, at Liquid Audio's option. Liquid Audio has subleased this space to a tenant through July 31, 2002.

Legal Proceedings

        In November 2001, two lawsuits were filed in Delaware Chancery Court naming Liquid Audio and certain of its officers and directors as defendants. Both actions related to Liquid Audio's response to recent acquisition offers and purported to be class actions brought on behalf of Liquid Audio's stockholders. On February 1, 2002, the two complaints were consolidated into a single action, titled In Re Liquid Audio, Inc., Shareholders Litigation, Consolidated Civil Action No. 19212-NC. That action was brought against Gerald W. Kearby, Silvia Kessel, Ann L. Winblad and Liquid Audio. The complaint alleges that defendants had breached their fiduciary duties owed to Liquid Audio's stockholders in connection with Liquid Audio's response to acquisition offers from Steel Partners II, LLP and an investor group formed by musicmaker.com, Inc. The complaint seeks, among other things, a court order barring Liquid Audio from adopting or maintaining measures that would make Liquid Audio less attractive as a takeover candidate or, alternatively, awarding compensatory damages to the purported plaintiff class. To date, Liquid Audio has not responded to the complaint, nor has the court set a date for discovery cutoff or trial. Liquid Audio intends to vigorously defend the action. There is no assurance concerning the outcome of either action, or whether either action would have a material effect on Liquid Audio's financial condition or business operations.

        On or about September 27, 2001, Network Commerce, Inc. ("NCI") filed a complaint against Liquid Audio in the United States District Court for the Western District of Washington (Seattle). The suit alleges that Liquid Audio infringes the claims of United States Patent No. 6,073,124. NCI requests that Liquid Audio be enjoined from its allegedly infringing activities and seeks unspecified damages. Liquid Audio was served with the complaint on November 2, 2001 and subsequently submitted an answer to the complaint that included counterclaims. In February 2002, Liquid Audio entered into settlement negotiations but have yet to reach a settlement.

        On August 23, 2001, Liquid Audio received a demand letter from a former employee's legal counsel alleging claims for sexual harassment and retaliation. On September 13, 2001, the former employee filed a charge with the California Department of Fair Employment and Housing alleging such claims against Liquid Audio and one of Liquid Audio's former employees. Liquid Audio completed an investigation and believes that there is no merit to the former employee's allegations. Liquid Audio does not know at this time whether a settlement can be achieved. To date, Liquid Audio has not been served with a complaint. In May 2002, the parties entered into a final settlement regarding this matter. The settlement did not have a material impact on Liquid Audio's financial position or results of operations.

        On July 20, 2001, a putative securities class action, captioned Murowa Financial v. Liquid Audio, Inc. et al., Civil Action No. 01-CV-6661, was filed against Liquid Audio, certain of Liquid Audio's officers and directors (the "Individual Defendants") and three underwriters in Liquid Audio's initial public offering (the "IPO"), in the United States District Court for the Southern District of New York. The Complaint seeks unspecified damages on behalf of a purported class of purchasers of Liquid Audio's common stock between July 8, 1999 and December 6, 2000. Several complaints substantially identical to Murowa were later filed against us, the Individual Defendants, and several of the IPO underwriters in the Southern District of New York. These cases have been consolidated under Civil Action No. 01-CV-6661. These complaints generally allege that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Liquid Audio's initial public offering and secondary offering of securities. The complaints bring claims for violation of several provisions of the federal securities laws against those underwriters, and also against us and certain of Liquid Audio's directors and officers. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 300 other companies. The lawsuit and all other "IPO allocation" securities class actions currently pending in the Southern District of New York have been assigned to Judge Shira A. Scheindlin for coordinated pretrial proceedings. Liquid Audio believes that it has meritorious defenses to the claims and intends to vigorously defend against such claims.

        On or about April 7, 2000, Sightsound, Inc. ("Sightsound") filed an amended complaint against one of Liquid Audio's customers in the United States District Court for the Eastern District of Pennsylvania (Pittsburgh). The suit alleges that Liquid Audio's customer infringes one or more of three patents (United States Patent Nos. 5,191,573; 5,675,734 and 5,996,440). Sightsound claims damages of $20 million plus an unspecified royalty. Liquid Audio has entered into an agreement with Liquid Audio customer whereby Liquid Audio has agreed to assume control of the defense and pay the defense costs, while reserving its rights as to indemnification obligations. The customer filed an answer to the amended complaint on April 27, 2000 denying the material allegations of the complaint, and asserting counterclaims for declaratory judgment of non-infringement and patent invalidity. Following a claims construction hearing in 2001 and an initial report and recommendation on claim construction by the magistrate judge in February, 2002 (which ruling is on appeal to the district judge), Liquid Audio renegotiated its agreement with the customer concerning the defense of the case going forward. Liquid Audio has now ceded control of the defense of the case to the customer/Bertelsmann (the customer's ultimate owner), and is splitting the costs of the defense with the customer/Bertelesmann. Liquid Audio is still reserving its rights as to indemnification issues. A trial date had been set for September 28, 2001 in the matter, but that date will be reset after the Court rules on the claim construction appeal and other pending matters.

        On May 3, 2002, musicmaker.com filed an action in the Delaware Chancery Court, pursuant to Title 8 Delaware Code section 211, seeking to compel Liquid Audio to hold an annual meeting of stockholders. Liquid Audio moved to dismiss on the grounds that the court lacked subject matter jurisdiction as 13 months had not elapsed since the company's last annual stockholder meeting, held on June 1, 2001. On May 10, 2002, the board of directors set July 1, 2002 as the date for the 2002 Annual meeting and Liquid Audio's motion to dismiss was held in abeyance. On June 13, 2002, Liquid Audio publicly announced the execution of the original merger agreement and announced that, in light of the merger, Liquid Audio's board of directors had determined to postpone the 2002 annual meeting. The next day, musicmaker.com filed an amended complaint requesting that the court order Liquid Audio to hold its annual meeting on July 1, 2002. The court allowed the parties to take expedited discovery and scheduled a hearing for July 15, 2002. At the hearing, the court granted Liquid Audio's request that the annual meeting be scheduled for September 26, 2002 so that the vote on the election of directors and the vote on the issuance of Liquid Audio stock in the merger could proceed on the same day.

        From time to time Liquid Audio receives letters from corporations or other business entities notifying Liquid Audio of alleged infringement of patents held by them or suggesting that Liquid Audio review patents to which they claim rights. These corporations or entities often indicate a willingness to discuss licenses to their patent rights.

LIQUID AUDIO MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Liquid Audio Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Federal securities laws. You can identify these statements because they use forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe" and "intend" or other similar words. These words, however, are not the exclusive means by which you can identify these statements. You can also identify forward-looking statements because they discuss future expectations, contain projections of results of operations or of financial conditions, characterize future events or circumstances or state other forward-looking information. Liquid Audio has based all forward-looking statements included in this Liquid Audio Management's Discussion and Analysis of Financial Condition and Results of Operations on information currently available to Liquid Audio, and Liquid Audio assumes no obligation to update any of these forward-looking statements. Although Liquid Audio believes that the expectations reflected in any of these forward-looking statements are based on reasonable assumptions, actual results could differ materially from those projected in the forward-looking statements. Potential risks and uncertainty include, among others, those set forth in the "Risk Factors" section. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in "Liquid Audio Selected Historical Consolidated Financial Information".

Overview

        Liquid Audio is a leading provider of software products and services that enable artists, record companies and retailers to create, syndicate and sell music digitally over the Internet. Liquid Audio's products and services are based on an open technical architecture that is designed to support a variety of digital music formats. From Liquid Audio's inception in January 1996 through early 1997, Liquid Audio devoted substantially all of its efforts to product development, raising capital and recruiting personnel. Liquid Audio first generated revenues in the first quarter of 1997 through the licensing of Liquid Audio's Liquifier Pro, Liquid Server and Liquid Player software products. In November 1997, Liquid Audio introduced a subscription-based hosting service for digital recorded music using Liquid Audio's technology. In July 1998, to enhance consumer access to the music Liquid Audio was hosting, Liquid Audio launched the Liquid Music Network ("LMN"), a syndicated network of leading music-related and music retailer websites.

        In early 1999, Liquid Audio began to place greater emphasis on developing and marketing its digital music delivery services. Since that time, Liquid Audio has invested significant resources to increase its distribution reach by expanding the LMN, building its syndicated music catalog available for sale, actively participating in standards initiatives and establishing its international presence. More recently, Liquid Audio began focusing additional attention on licensing its server software products. As a provider of digital music delivery services, Liquid Audio expects its revenue sources to expand beyond software license sales to include sales of digital recorded music and digital music subscriptions. Revenues from digital music sales and transaction fees from Liquid Audio's music delivery services represented less than 7%, 6% and 1% of total net revenues in 2001, 2000 and 1999, respectively. Liquid Audio's Liquid Music Network began offering syndicated music through music retailer websites in the third quarter of 1999.

Business Development Revenue

        Business development revenues as a percentage of total net revenues were 61%, 63% and 48% in 2001, 2000 and 1999, respectively. Liquid Audio Korea ("LAK"), Liquid Audio Greater China ("LAGC"), Liquid Audio South East Asia ("LASE") through Liquid Audio's strategic partner and Liquid Audio Japan ("LAJ") stopped making their contractual payments as scheduled in the third quarter of 2000, fourth quarter of 2000, fourth quarter of 2000 and the second quarter of 2001, respectively. Liquid Audio was unsuccessful in receiving any additional payments from these customers.

        In June 2001, Liquid Audio and LAJ mutually agreed to terminate the licensing and reseller agreements (the "Agreements") between the two companies. As a result, Liquid Audio Japan renamed its company Cyber Music Entertainment ("CME") and no longer distributes Liquid Audio's technology nor utilizes Liquid Audio's digital distribution platform to offer services to the Japanese music market. Effective September 30, 2001, CME ceased using Liquid Audio trademarks, including the company name, and returned all of Liquid Audio's products, technology and licenses. Liquid Audio does not believe it has any outstanding obligations in connection with the Agreements. As a result, Liquid Audio recognized the remaining deferred revenue balance of $890,000, which had been paid in cash, from CME in the three months ended September 30, 2001. In October 2001, Liquid Audio established a new office in Tokyo to build new relationships with label, retail and consumer electronic companies directly.

        In September 2001, Liquid Audio notified LAK, LAGC and LASE through Liquid Audio's strategic partner of their defaults under the licensing and reseller agreements between Liquid Audio and the aforementioned companies due to their failures to make contractual payments as scheduled. LAK, LAGC and Liquid Audio's strategic partner of LASE did not cure the defaults during the cure periods. Accordingly, Liquid Audio exercised its rights to terminate the licensing and reseller agreements. Outstanding accounts receivable from LAK, LAGC and Liquid Audio's strategic partner of LASE have been fully reserved, and no revenue from LAK, LAGC or LASE through Liquid Audio's strategic partner was recorded in the three months ended September 30, 2001. Liquid Audio does not believe it has any outstanding obligations in connection with the Agreements. As a result, Liquid Audio recognized the remaining deferred revenue balance of $569,000, which had been paid in cash, from LAGC in the three months ended December 31, 2001.

Corporate Restructuring

        In May 2001, Liquid Audio adopted a corporate restructuring program to reduce expenses to preserve its cash position while the digital music market develops. The restructuring included a worldwide workforce reduction, a consolidation of three Redwood City, California offices into one facility and other expense management initiatives. Liquid Audio has de-emphasized its efforts in less productive, non-core business areas that do not directly support secure digital download opportunities, including digital music kiosks, music hosting for independent artists and labels, music clips service and encoding services. Liquid Audio plans to continue to focus on software licensing and digital music delivery services that complement its secure digital download business. Liquid Audio plans to support the emerging market for digital music subscriptions, enabling major portals, online retailers and secure audio device manufacturers to offer subscription-based digital music download services. This strategy leverages and enhances both Liquid Audio's core digital download services and Liquid Audio's player software licensing business. Liquid Audio recorded restructuring charges of $4.5 million in the twelve months ended December 31, 2001.

        The restructuring charge included involuntary employee separation costs of $1.1 million for 79 employees worldwide, 20 in sales and marketing, 32 in research and development, 13 in general and administrative and 6 in operations functions in the U.S., and 2 in sales an marketing, 3 in research and development and 3 in operations functions outside the U.S. Lease costs of $1.2 million were accrued pertaining to the estimated future obligations for non-cancelable lease payments for excess facilities that were vacated due to reductions in workforce. Asset impairment costs of $2.2 million were recorded, primarily for property and equipment, furniture and fixtures, computer software and leasehold improvements for assets no longer in use from de-emphasized business lines, reductions in workforce and excess facilities. At March 31, 2002, the remaining $235,000 accrual balance will be paid over the lease terms through the fourth quarter of 2002.

        Liquid Audio has a limited operating history upon which investors may evaluate its business and prospects. Since inception Liquid Audio has incurred significant losses, and as of March 31, 2002 Liquid Audio had an accumulated deficit of approximately $116.0 million. Liquid Audio expects to incur additional losses and continued negative cash flow from operations through at least mid-2003. Liquid Audio's revenues may not increase or even continue at their current levels or it may not achieve or maintain profitability or generate cash from operations in future periods. Liquid Audio's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the digital delivery of recorded music. Liquid Audio may not be successful in addressing these risks, and Liquid Audio's failure to do so would harm its business.

Results of Operations

        The following table sets forth, for the periods presented, certain data derived from Liquid Audio's statement of operations as a percentage of total net revenues. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
Net revenues:
License	14%	11%	35%	27%	17%
Services	25	26	17	73	26
Business development (related party)	61	63	48	—	57

Total net revenues	100	100	100	100	100

Cost of net revenues:
License	10	3	5	72	9
Services	33	23	25	95	43
Business development (related party)	—	1	2	—	—
Non-cash cost of revenues	7	—	1	24	5

Total cost of net revenues	50	27	33	191	57

Gross profit	50	73	67	(91)	43

Operating expenses:
Sales and marketing	241	148	232	858	280
Non-cash sales and marketing	(1)	2	18	8	1
Research and development	359	198	266	2,239	315
Non-cash research and development	—	1	8	4	1
General and administrative	192	62	63	819	192
Non-cash general and administrative	—	—	4	—	—
Strategic marketing-equity instruments	13	17	71	—	19
Restructuring	95	—	—	—	—

Total operating expenses	899	428	662	3,928)	808)

Loss from operations	(849)	(355)	(596)	(4,019)	(765)
Other income (expense), net	89	72	47	395	100
Loss in equity investment	(27)	(8)	—	—	(13)

Net loss	(787)%	(291)%	(549)%	(3,624)%	(678)%

Three Months Ended March 31, 2002 and 2001

  Total Net Revenues

        Total net revenues decreased 92% to $135,000 for the three months ended March 31, 2002 from $1.7 million in the comparable period of 2001.

        License.    License revenues primarily consist of fees from licensing our software products to third parties. License revenues decreased 88% to $36,000 for the three months ended March 31, 2002 from $290,000 in the comparable period of 2001. This decrease was due to lower Liquid Player software licensing.

        Services.    Services revenues primarily consist of maintenance fees related to Liquid Audio's licensed software products, hosting fees, encoding, music delivery and transaction fees, promotion and advertising services and kiosk-related equipment sales from third parties. Services revenues decreased 77% to $99,000 for the three months ended March 31, 2002 from $425,000 in the comparable period of 2001. This decrease was due to decreases in encoding services, promotion and advertising services, Liquid Muze Previews service and hosting fees.

        Business Development (Related Party).    Business development revenues primarily consist of license and maintenance fees from agreements under which Liquid Audio gives its strategic related partners the right to license and use its digital recorded music delivery technology. Business development revenues decreased to $0 for the three months ended March 31, 2002 from $946,000 in the comparable period of 2001. The decrease was due to the termination of Liquid Audio's agreements in 2001 with Liquid Audio Japan, Liquid Audio Korea, Liquid Audio Greater China and Liquid Audio South East Asia through its strategic partner. Revenue for the 2001 period relates solely to software licensing and related maintenance revenues earned from Liquid Audio Japan. Liquid Audio does not expect to derive significant revenue from business development arrangement in the foreseeable future.

        In the first three months of 2002, approximately 14% of total net revenues came from sales to one customer, Sanyo. In the first three months of 2001, approximately 57% of total net revenues came from sales to one customer, Cyber Music Entertainment. International revenues represented approximately 14% and 65% of total net revenues in the three months ended March 31, 2002 and 2001, respectively.

  Total Cost of Net Revenues

        Liquid Audio's gross profit decreased to approximately (91)% of total net revenues for the three months ended March 31, 2002 from approximately 43% of total net revenues in the comparable period of 2001. Total cost of net revenues decreased 73% to $258,000 in the 2002 period from $953,000 in the 2001 period.

        License.    Cost of license revenues primarily consists of royalties paid to third-party technology vendors and costs of documentation, duplication and packaging. Cost of license revenues decreased 39% to $97,000 for the three months ended March 31, 2002 from $159,000 in the comparable period of 2001. Cost of license revenues decreased due to lower license revenues and product mix differences, partially offset by royalties for additional third-party technologies.

        Services.    Cost of services revenues primarily consists of compensation for customer service, encoding and professional services personnel, kiosk-related equipment and an allocation of our occupancy costs and other overhead attributable to Liquid Audio's services revenues. Cost of services revenues decreased 82% to $128,000 for the three months ended March 31, 2002 from $711,000 in the comparable period of 2001. The decrease in cost of services revenues was due to the reduction in the number of encoding, customer service and professional services personnel from 28 to 12 due to Liquid Audio's corporate restructuring.

        Non-Cash Cost of Revenues.    Non-cash cost of revenues consists of expenses associated with the value of common stock and warrants issued to partners as part of our content acquisition agreements and stock-based employee compensation arrangements. Common stock expense is based on the fair value of the stock at the time it was issued. Warrant expense is based on the estimated fair value of the warrants based on the Black-Scholes option pricing model and the provisions of EITF 96-18. In December 2000, Liquid Audio signed an agreement with BMG Entertainment ("BMG") to obtain the right to distribute BMG sound recordings and related artwork through kiosks. In connection with this agreement, Liquid Audio issued 50,000 shares of common stock to BMG, valued at $195,000 and which was recognized ratably over the initial one-year term of the agreement; as a result, $49,000 was recognized as non-cash cost of revenues in the three months ended March 31, 2001. Also in connection with this agreement, Liquid Audio granted a warrant for a total of 233,300 shares of common stock. Of the total, warrants to purchase 77,768 shares vested in December 2001, and the cost was remeasured each quarter until a commitment for performance was reached or the warrant vested, based on market data. At December 4, 2001, the 77,768 shares under this warrant were valued at $175,000, of which $33,000 was recognized as non-cash cost of revenues for the three months ended March 31, 2001. The remaining warrants to purchase common shares vest at 6,481 shares per month commencing December 2001 for one year and 6,480 shares per month commencing December 2002 for one year. Liquid Audio recorded a total of $33,000 as non-cash cost of revenue in the three months ended March 31, 2002 related to the remaining warrants. Such warrants are valued at the fair market value of Liquid Audio common stock at each vesting date. Stock compensation expense for customer service, encoding and professional services personnel were $0 and $1,000 in the three months ended March 31, 2002 and 2001, respectively. Liquid Audio has fully amortized stock compensation expense related to these personnel in 2001, and accordingly no future expense related to these stock options will be incurred.

  Operating Expenses

        Sales and Marketing.    Liquid Audio sales and marketing expenses consist primarily of compensation for sales, marketing and business development personnel, compensation for customer service and professional services personnel attributable to sales and marketing activities, advertising, trade show and other promotional costs, design and creation expenses for marketing literature and the Liquid Audio website and an allocation of occupancy costs and other overhead. Sales and marketing expenses decreased 75% to $1.2 million for the three months ended March 31, 2002 from $4.7 million in the comparable period of 2001. This decrease was primarily due to decreases in the number of sales and marketing personnel from 59 to 22 due to the corporate restructuring and expense management initiatives, advertising and promotional programs.

        Research and Development.    Research and development expenses consist primarily of compensation for research and development, network operations and product management personnel, payments to outside contractors and, to a lesser extent, depreciation on equipment used for research and development and an allocation of occupancy costs and other overhead. Research and development expenses decreased 42% to $3.0 million for the three months ended March 31, 2002 from $5.2 million in the comparable period of 2001. This decrease was primarily due to decreases in the number of personnel from 88 to 50 and outside contractors due to the corporate restructuring and expense management initiatives.

        General and Administrative.    General and administrative expenses consist primarily of compensation for personnel and payments to outside contractors for general corporate functions, including finance, information systems, human resources, facilities, legal and general management, fees for professional services, bad debt expense and an allocation of occupancy costs and other overhead. General and administrative expenses decreased 65% to $1.1 million for the three months ended March 31, 2002 from $3.2 million in the comparable period of 2001. This decrease was primarily due to decreases in the number of personnel from 31 to 17 and outside contractors due to the corporate restructuring and expense management initiatives.

        Strategic Marketing—Equity Instruments.    Strategic marketing-equity instruments consist of expenses associated with the value of common stock and warrants issued to partners as part of Liquid Audio strategic marketing agreements. Common stock expense is based on the fair value of the stock at the time it was issued. Warrant expense is based on the estimated fair value of the warrants based on the Black-Scholes option pricing model and the provisions of EITF 96-18. Strategic marketing-equity instruments expense was $0 and $312,000 in the three months ended March 31, 2002 and 2001, respectively. In June 1999, Liquid Audio signed an advertising agreement with Amazon.com, Inc. ("Amazon.com") to collaborate on event-based advertising using its digital delivery services. In connection with this agreement, Liquid Audio issued a fully vested warrant to purchase approximately 254,000 shares of common stock to Amazon.com. The warrant was valued at $2.0 million and was recognized ratably over the one-year term of the agreement; as a result, $0 and $506,000 was recognized as strategic marketing-equity instruments expense in the three months ended March 31, 2002 and 2001, respectively. In August 1999, Liquid Audio signed a Digital Audio Co-Marketing and Distribution Agreement with Yahoo! to promote the distribution of digital music on its web site. In connection with this agreement, Liquid Audio granted Yahoo! three warrants to purchase a total of 250,000 shares of common stock. The first warrant for 83,334 shares vested immediately. The first warrant was valued at $903,000 and was recognized ratably over the one-year term of the agreement. The second warrant for 83,333 shares vested in August 2000. The second warrant was initially valued at $426,000 and was recognized ratably over the one-year period ending at the vesting date. The second warrant was revalued at each balance sheet date through the vesting date. As a result, the original charge of $426,000 was reduced to $312,000 based on market data during the vesting period. The third warrant for 83,333 shares vested in August 2001. The third warrant was initially valued at $105,000 and was recognized ratably over the one-year period ending at the vesting date. The third warrant was revalued at each balance sheet date through the vesting date. As a result, the original charge of $105,000 was reduced to $54,000 based on market data during the vesting period. In the three months ended March 31, 2001, $0, $0 and $17,000 were recognized as strategic marketing-equity instruments expense for the first, second and third warrants, respectively. In July 2000, Liquid Audio signed an agreement with Virgin Holdings, Inc. ("Virgin"), an affiliate of EMI Recorded Music, to promote the distribution of digital music over the Internet using Liquid Audio's technology. Pursuant to this agreement, Liquid Audio issued 150,000 shares of common stock to Virgin. These shares were valued at $1.2 million and recognized ratably over the one-year term of the agreement. As a result, $295,000 was recognized as strategic marketing-equity instruments expense in the three months ended March 31, 2001.

        Non-Cash Sales and Marketing, Research and Development and General and Administrative. Non-cash sales and marketing, research and development and general and administrative expenses relate to stock-based employee compensation arrangements. The total unearned compensation recorded by Liquid Audio from inception to March 31, 2002 was $3.6 million. Liquid Audio recognized $16,000 and $23,000 of stock compensation expense for the three months ended March 31, 2002 and 2001, respectively. Liquid Audio expects quarterly amortization related to those options to be between $15,000 and $3,000 per quarter during 2002. These future compensation charges would be reduced if sales and marketing, research and development and general and administrative employees who hold the applicable options terminate employment prior to the expiration of their option vesting period.

        Other Income (Expense), Net.    Interest income consists of earnings on Liquid Audio cash, cash equivalents and short-term investments. Interest expense consists of expenses related to Liquid Audio's financing obligations, which include borrowings under equipment loans and capital lease obligations. Other income (expense), net decreased to $533,000 for the three months ended March 31, 2002 from

$1.7 million in the comparable period of 2001. The decrease was due to lower average cash and cash equivalent balances resulting from cash used in operating activities, and lower interest rates.

        Loss in Equity Investment.    Loss in equity investment consists of Liquid Audio's share of losses from its investment in a related party accounted for using the equity method of accounting. Loss in equity investment was $0 and $219,000 for the three months ended March 31, 2002 and 2001, respectively. The net balance of Liquid Audio's investments in Cyber Music Entertainment has been reduced to zero at December 31, 2001.

Years Ended December 31, 2001, 2000 and 1999

Total Net Revenues

        Total net revenues decreased 59% to $4.7 million in 2001 from $11.6 million in 2000. Total net revenues increased 162% in 2000 from $4.4 million in 1999.

        License.    License revenues primarily consist of fees from licensing Liquid Audio's software products to third parties. License revenues decreased 47% to $682,000 in 2001 from $1.3 million in 2000. License revenues decreased 16% in 2000 from $1.5 million in 1999. The decrease in 2001 was due to a reduction in kiosk software and other technology licenses as a result of Liquid Audio's de-emphasis in the digital music kiosk business area, partially offset by an increase in Liquid Player license fees. The decrease in 2000 relates primarily to Liquid Player license fees received under an agreement with a customer. Under this agreement, Liquid Audio received $1.5 million in license fees over a 14-month period. These fees were recognized as license revenue over the license period, which ended on December 31, 1999. The decrease in 2000 from Liquid Player license fees was partially offset by an increase in license fees related to digital music kiosk sales.

        Services.    Services revenues primarily consist of maintenance fees related to Liquid Audio's licensed software products, hosting fees, encoding, music delivery and transaction fees, promotion and advertising services and kiosk-related equipment sales from third parties. Services revenues decreased 61% to $1.2 million in 2001 from $3.0 million in 2000. Services revenues increased 306% in 2000 from $733,000 in 1999. The decrease in 2001 was due to decreases in encoding services, kiosk-related equipment sales, promotion and advertising services, Liquid Muze Previews service and hosting fees. The increase in 2000 was due to increases in encoding services, kiosk-related equipment and services, digital music and transaction fees from Liquid Audio's music delivery services and promotion and advertising services.

        Business Development (Related Party).    Business development revenues primarily consist of license and maintenance fees from agreements under which Liquid Audio gave its strategic related partners the right to license and use Liquid Audio's digital recorded music delivery technology. Business development revenues decreased 61% to $2.9 million in 2001 from $7.3 million in 2000. Business development revenues increased 242% in 2000 from $2.1 million in 1999. Total business development revenues are summarized as follows (in thousands):

	Year Ended December 31,
	1999	2000	2001
Cyber Music Entertainment and strategic partner	$1,105	$5,047	$1,837
Liquid Audio South East Asia and strategic partner	—	1,261	—
Liquid Audio Greater China and strategic partner	500	705	1,036
Liquid Audio Korea and strategic partner	532	294	—

	$2,137	$7,307	$2,873

        Of the total fees earned from Cyber Music Entertainment and strategic partner, $1.8 million, $4.9 million and $272,000 were earned from Cyber Music Entertainment and relate to software licensing and maintenance fees in 2001, 2000 and 1999, respectively, and $167,000 and $833,000 were earned from Liquid Audio's strategic partner in Cyber Music Entertainment in 2000 and 1999, respectively, relate to a non-refundable service fee of $1.0 million received in March 1999 and recognized ratably over the one-year term of the service agreement. The total fee of $1.0 million and $705,000 earned from Liquid Audio Greater China in 2001 and 2000 consist of software licensing and maintenance fees. The total fee of $500,000 earned from Liquid Audio's strategic partner in Liquid Audio Greater China in 1999 relates to a service fee to develop a local business in Taiwan and Hong Kong. The total fee of $1.3 million earned in 2000 from Liquid Audio South East Asia through Liquid Audio's strategic partner consist of software licensing and maintenance fees. The total fee of $294,000 and $532,000 earned from Liquid Audio Korea in 2000 and 1999, respectively, consist primarily of software licensing and maintenance fees. Liquid Audio does not expect to derive significant revenue from business development arrangements in the foreseeable future.

        In 2001, approximately 61% of total net revenues came from sales to two customers, Cyber Music Entertainment and Liquid Audio Greater China. In 2000, approximately 53% of total net revenues came from sales to two customers, Cyber Music Entertainment and Liquid Audio South East Asia through Liquid Audio's strategic partner. In 1999, approximately 73% of total net revenues came from sales to three customers, Adaptec, Inc., Super Stage, Inc. and Liquid Audio Korea. International revenues represented approximately 64%, 69% and 49% of total net revenues in the twelve months ended December 31, 2001, 2000 and 1999, respectively.

Total Cost of Net Revenues

        Liquid Audio's gross profit decreased to approximately 50% of total net revenues in 2001 from 73% in 2000. Liquid Audio's gross profit increased to approximately 73% of total net revenues in 2000 from 67% in 1999. Total cost of net revenues decreased 25% to $2.3 million in 2001 from $3.1 million in 2000. Total cost of net revenues increased 113% in 2000 from $1.5 million in 1999.

        License.    Cost of license revenues primarily consists of royalties paid to third-party technology vendors and costs of documentation, duplication and packaging. Cost of license revenues increased 69% to $491,000 in 2001 from $290,000 in 2000. Cost of license revenues increased 23% in 2000 from $235,000 in 1999. Cost of license revenues increased in 2001 and 2000 due to the addition of certain technology licenses.

        Services.    Cost of services revenues primarily consists of compensation for customer service, encoding and professional services personnel, kiosk-related equipment and an allocation of Liquid Audio's occupancy costs and other overhead attributable to Liquid Audio's services revenues. Cost of services revenues decreased 45% to $1.5 million in 2001 from $2.7 million in 2000. Cost of services revenues increased 143% in 2000 from $1.1 million in 1999. The decrease in cost of services revenue in 2001 was due primarily to the reduction in the number of encoding, customer service and professional services personnel from 33 to 12 and kiosk-related equipment due to Liquid Audio's corporate restructuring. The increase in cost of service revenues in 2000 was due primarily to the addition of encoding, customer service and professional services personnel from 18 to 33 and kiosk-related equipment.

        Business Development (Related Party).    Cost of business development revenues primarily consists of kiosk-related equipment and royalties paid to third-party technology vendors. Cost of business development revenues were $0, $75,000 and $79,000 in 2001, 2000 and 1999, respectively.

        Non-Cash Cost of Revenues.    Non-cash cost of revenues consist of expenses associated with the value of common stock and warrants issued to partners as part of Liquid Audio's content acquisition agreements and stock-based employee compensation arrangements. Common stock expense is based on the fair value of the stock at the time it was issued. Warrant expense is based on the estimated fair value of the warrants based on the Black-Scholes option pricing model and the provisions of EITF 96-18. In December 2000, Liquid Audio signed an agreement with BMG Entertainment to obtain the right to distribute BMG sound recordings and related artwork through kiosks. In connection with this agreement, Liquid Audio issued 50,000 shares of common stock to BMG, valued at $195,000 and which was recognized ratably over the initial one-year term of the agreement; as a result, $181,000 and $14,000 was recognized as non-cash cost of revenues in 2001 and 2000, respectively. Also in connection with this agreement, Liquid Audio granted a warrant for a total of 233,300 shares of common stock. Of the total, warrants to purchase 77,768 shares vested in December 2001, and the cost was remeasured each quarter until a commitment for performance was reached or the warrant vested based on market data. At December 4, 2001, the 77,768 shares under this warrant were valued at $175,000, of which $163,000 and $12,000 was recognized as non-cash cost of revenues in 2001 and 2000, respectively. The remaining warrants to purchase common shares will vest at 6,481 shares per month commencing December 2001 for one year and 6,480 shares per month commencing December 2002 for one year. Liquid Audio recorded a total of $9,000 as non-cash cost of revenue at December 31, 2001 related to the remaining warrants. Such warrants will be valued at the fair market value of Liquid Audio's common stock on each reporting date. Stock-based compensation expense (income) for customer service, encoding and professional services personnel were $(4,000), $2,000 and $25,000 in 2001, 2000 and 1999, respectively. Liquid Audio has fully amortized stock compensation expense related to these personnel in 2001, and accordingly no future expense related to these stock options will be incurred.

Operating Expenses

        Sales and Marketing.    Sales and marketing expenses consist primarily of compensation for Liquid Audio's sales, marketing and business development personnel, compensation for customer service and professional services personnel attributable to sales and marketing activities, advertising, trade show and other promotional costs, design and creation expenses for marketing literature and Liquid Audio's website and an allocation of Liquid Audio's occupancy costs and other overhead. Sales and marketing expenses decreased 33% to $11.4 million in 2001 from $17.1 million in 2000. Sales and marketing expenses increased 68% in 2000 from $10.2 million in 1999. The decrease in 2001 was primarily due to decreases in the number of sales and marketing personnel from 62 to 24 due to Liquid Audio's corporate restructuring and expense management initiatives, advertising and promotions programs. The increase in 2000 was primarily due to increases in the number of sales and marketing personnel from 36 to 62 and advertising and promotional programs.

        Research and Development.    Research and development expenses consist primarily of compensation for Liquid Audio's research and development, network operations and product management personnel, payments to outside contractors and, to a lesser extent, depreciation on equipment used for research and development and an allocation of Liquid Audio's occupancy costs and other overhead. Research and development expenses decreased 26% to $17.0 million in 2001 from $22.9 million in 2000. Research and development expenses increased 96% in 2000 from $11.7 million in 1999. The decrease in 2001 was primarily due to decreases in the number of personnel from 86 to 52 and outside contractors due to Liquid Audio's corporate restructuring and expense management initiatives. The increase in 2000 was primarily due to increases in the number of personnel from 62 to 86 and outside contractors needed to enhance Liquid Audio's existing software products, develop and enhance Liquid Audio's online services, develop new products and services and build Liquid Audio's external network and computer data center infrastructure.

        General and Administrative.    General and administrative expenses consist primarily of compensation for personnel and payments to outside contractors for general corporate functions, including finance, information systems, human resources, facilities, legal and general management, fees for professional services, bad debt expense and an allocation of Liquid Audio's occupancy costs and other overhead. General and administrative expenses increased 27% to $9.1 million in 2001 from $7.1 million in 2000. General and administrative expenses increased 157% in 2000 from $2.8 million in 1999. The increase in 2001 was primarily due to an increase in the allowance of doubtful accounts related to accounts receivables from related and third parties of approximately $1.5 million and legal fees related to patent infringement claims against Liquid Audio, partially offset by decreases due to a reduction in the number of personnel from 37 to 17 and outside contractors due to Liquid Audio's corporate restructuring and expense management initiatives. The increase in 2000 was primarily due to increases in the number of personnel from 20 to 37 and outside contractors needed to support the growth of Liquid Audio's business and professional fees. The 2000 period includes legal fees related to patent infringement claims against Liquid Audio and a non-cash charge of $354,000 related to the issuance of common stock in the settlement of the lawsuit with former consultants.

        Strategic Marketing-Equity Instruments.    Strategic marketing-equity instruments consist of expenses associated with the value of common stock and warrants issued to partners as part of Liquid Audio's strategic marketing agreements. Common stock expense is based on the fair value of the stock at the time it was issued. Warrant expense is based on the estimated fair value of the warrants based on the Black-Scholes option pricing model and the provisions of EITF 96-18. Strategic marketing-equity instruments expense was $607,000, $1.9 million and $3.1 million in 2001, 2000 and 1999, respectively. In 1999, $1.1 million relates to 100,000 shares of common stock issued to Virgin Holdings, Inc., an affiliate of EMI Recorded Music, in exchange for the right to create digitally encoded copies of EMI sound recordings using the Liquid Audio and Genuine MP3 formats, and $95,000 relates to fully vested warrants issued to other record companies as part of Liquid Audio's content and distribution agreements with them. In June 1999, Liquid Audio signed an advertising agreement with Amazon.com to collaborate on event-based advertising using Liquid Audio's digital delivery services. In connection with this agreement, Liquid Audio issued a fully vested warrant to purchase approximately 254,000 shares of common stock to Amazon.com. The warrant was valued at $2.0 million and was recognized ratably over the one-year term of the agreement; as a result, $0, $843,000 and $1.2 million was recognized as strategic marketing-equity instruments expense in 2001, 2000 and 1999, respectively. In August 1999, Liquid Audio signed a Digital Audio Co-Marketing and Distribution Agreement with Yahoo! to promote the distribution of digital music on its web site. In connection with this agreement, Liquid Audio granted Yahoo! three warrants to purchase a total of 250,000 shares of common stock. The first warrant for 83,334 shares vested immediately. The first warrant was valued at $903,000 and was recognized ratably over the one-year term of the agreement. The second warrant for 83,333 shares vested in August 2000. The second warrant was initially valued at $426,000 and was recognized ratably over the one-year period ending at the vesting date. The second warrant was revalued at each balance sheet date through the vesting date. As a result, the original charge of $426,000 was reduced to $312,000 based on market data during the vesting period. The third warrant for 83,333 shares vested in August 2001. The third warrant was initially valued at $105,000 and was recognized ratably over the one-year period ending at the vesting date. The third warrant was revalued at each balance sheet date through the vesting date. As a result, the original charge of $105,000 was reduced to $54,000 based on market data during the vesting period. In 2001, $16,000 was recognized as strategic marketing-equity instruments expense for the third warrant. In 2000, $577,000, $(114,000) and $38,000 were recognized as strategic marketing-equity instruments expense for the first, second and third warrants, respectively. In 1999, $330,000 and $426,000 were recognized as strategic marketing-equity instruments expense for the first and second warrants, respectively. In July 2000, Liquid Audio signed an agreement with Virgin to promote the distribution of digital music over the Internet using Liquid Audio's technology. Pursuant to this agreement, Liquid Audio issued 150,000 shares of common stock to Virgin. These shares were valued at $1.2 million and were recognized ratably over the one-year term of the agreement. As a result, $591,000 was recognized as strategic marketing-equity instruments expense in 2001 and 2000 each.

        Non-Cash Sales and Marketing, Research and Development and General and Administrative.     Non-cash sales and marketing, research and development and general and administrative expenses relate to stock-based employee compensation arrangements. The total unearned compensation recorded by Liquid Audio from inception to December 31, 2001 was $3.6 million. Liquid Audio recognized $(57,000), $407,000 and $1.3 million of stock compensation expense (income) for 2001, 2000 and 1999, respectively. Liquid Audio expects quarterly amortization related to those options to be between $16,000 and $3,000 per quarter during 2002. These future compensation charges will be reduced if any sales and marketing, research and development and general and administrative employee terminates employment prior to the expiration of the employee's option vesting period.

        Restructuring.    Restructuring charge relates to costs associated with Liquid Audio's corporate restructuring program adopted in May 2001. The $4.5 million charge in 2001 consists of involuntary employee separation costs of $1.1 million, lease costs of $1.2 million pertaining to estimated future obligations for non-cancelable lease payments for excess facilities that were vacated due to reductions in workforce, and asset impairment costs of $2.2 million for property and equipment, furniture and fixtures, computer software and leasehold improvements no longer in use from de-emphasized product lines, reductions in workforce and excess facilities.

        Other Income (Expense), Net.    Interest income consists of earnings on Liquid Audio's cash, cash equivalents and short-term investments. Interest income decreased to $4.3 million in 2001 from $8.8 million in 2000, and increased in 2000 from $2.3 million in 1999. The decrease in 2001 was due to lower average cash and cash equivalent balances resulting from cash used in operating activities, and lower interest rates. The increase in 2000 was primarily due to interest received on higher average cash and cash equivalent balances resulting from proceeds of the initial and follow-on public offerings of Liquid Audio's common stock in July 1999 and December 1999, respectively.

        Interest expense consists of expenses related to Liquid Audio's financing obligations, which include borrowings under equipment loans, short-term loans and capital lease obligations. Interest expense decreased to $111,000 in 2001 from $144,000 in 2000, and decreased in 2000 from $193,000 in 1999. The declines in 2001 and 2000 is due to several capital leases expiring during the period, and in 2001, also included the expiration of several equipment loans. The increase in 1999 was primarily due to interest paid on higher average financing obligation balances resulting from additional capital leases and borrowings under the equipment loans during the year.

        Other income (expense), net of $429,000 in 2000 consists primarily of the write-off of loans receivable from Liquid Audio Korea.

        Loss in Equity Investment.    Loss in equity investment consists of Liquid Audio's share of losses from Liquid Audio's investment in a related party accounted for using the equity method of accounting. Loss in equity investment was $1.3 million and $870,000 for 2001 and 2000, respectively. The net balance of Liquid Audio's investments in Cyber Music Entertainment has been reduced to zero at December 31, 2001.

Critical Accounting Policies

        Liquid Audio's critical accounting policies are as follows:

  •
  revenue recognition;

  •
  estimating valuation allowances, specifically the allowance for doubtful accounts and sales returns reserve; and

  •
  accounting for income taxes.

        Revenue recognition.    To date, Liquid Audio has derived its revenues primarily from the licensing of software products and service fees associated with business development contracts. Business development revenues primarily consist of license and maintenance fees from agreements under which Liquid Audio gives its strategic related partners ("Partners") the right to license and use Liquid Audio's digital recorded music delivery technology. These U.S. dollar-denominated, non-refundable fees are allocated among the various elements of the contract based on vendor specific objective evidence ("VSOE") of fair value. When VSOE of fair value exist for the undelivered elements, primarily maintenance, Liquid Audio accounts for the license portion based on the "residual method" as prescribed by SOP No. 98-9, "Modification of SOP 97-2 with Respect to Certain Transactions." When VSOE of fair value does not exist for the undelivered elements, Liquid Audio recognizes the total fee from a business development contract ratably over the term of the contract. The total fee from business development arrangements is recognized when payment becomes due if extended payment terms exist. Extended payment terms are defined as payment terms outside Liquid Audio's customary business practice, generally greater than 90 days. Revenue is not recognized if the Partners stop making their contractual payments. Liquid Audio also licenses its software products to original equipment manufacturers, record companies, artists and websites. Software license revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed and determinable, collection is probable and delivery has occurred. Similarly with business development contracts, the total fee from the arrangement is allocated among the various elements based on VSOE of fair value. Maintenance revenue related to Liquid Audio's licensed software products and hosting revenue from record companies and artists are recognized over the service period, typically one year. Revenue derived from hosting services include subscription fees from artists for encoding and storing music files, e-commerce services and transaction reporting. Music delivery services revenues include transaction fees from sales of digital recorded music through Liquid Audio's LMN website affiliates and fees from music retailers and websites related to the sample digital music clips delivery service. Revenue from kiosk sales consist of software licenses and services revenue from equipment and kiosk-related services.

        Allowance for doubtful accounts and sales returns reserve.    The preparation of financial statements requires Liquid Audio's management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Specifically, Liquid Audio's management must make estimates of the uncollectability of its accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in Liquid Audio's customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Similarly, Liquid Audio's management must make estimates of the potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of Liquid Audio's products when evaluating the adequacy of the sales returns reserve. Significant management judgments and estimates must be made and used in connection with establishing the allowance for doubtful accounts and sales returns reserve in any accounting period. Material differences may result in the amount and timing of Liquid Audio's revenue and bad debt expense for any period if management made different judgments or used different estimates. Liquid Audio's accounts receivable from third parties balance was $134,000, net of allowance for doubtful accounts of $320,000, as of March 31, 2002. Liquid Audio's accounts receivable from related parties balance was $0, net of allowance for doubtful accounts of $1.6 million, as of March 31, 2002.

        Accounting for income taxes.    As part of the process of preparing Liquid Audio's consolidated financial statements, Liquid Audio is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves Liquid Audio estimating its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Liquid Audio's consolidated balance sheet. Liquid Audio must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, Liquid Audio must establish a valuation allowance. To the extent Liquid Audio establishes a valuation allowance or increase this allowance in a period, Liquid Audio must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining Liquid Audio's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. Liquid Audio has recorded a valuation allowance of $40.6 million as of December 31, 2001, due to uncertainties related to Liquid Audio's ability to utilize some of its deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on Liquid Audio's estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates or Liquid Audio adjust these estimates in future periods, Liquid Audio may need to establish an additional valuation allowance which could materially impact its financial position and results of operations.

Liquidity and Capital Resources

        Since inception, Liquid Audio has financed its operations primarily through the initial and follow-on public offerings of common stock, private placements of its preferred stock, equipment financing, lines of credit and short-term loans. As of March 31, 2002, Liquid Audio had raised $65.9 million and $93.7 million through Liquid Audio's initial and follow-on public offerings of common stock, respectively, and $29.8 million through the sale of Liquid Audio's preferred stock. At March 31, 2002, Liquid Audio has approximately $86.4 million of cash and cash equivalents.

        Net cash used in operating activities was $30.7 million, $26.8 million and $14.9 million in 2001, 2000 and 1999, respectively. Net cash used for operating activities in 2001 was primarily the result of net losses from operations, depreciation and amortization of $3.9 million, amortization of unearned compensation of $(62,000), strategic marketing-equity instruments charges of $607,000, an increase in the allowance for doubtful accounts and sales returns reserve of $1.5 million, equity investment losses of $1.3 million, loss on disposal of property and equipment of $2.2 million and a net decrease in working capital items of $3.2 million. The net decrease in working capital items includes a decrease in accounts receivable of $390,000, increase in restricted cash of $826,000, decrease in other assets of $473,000, decrease in accounts payable of $2.2 million, increase in accrued expenses and other liabilities of $299,000 and a decrease in deferred revenue of $1.3 million. Net cash used for operating activities in 2000 was primarily the result of net losses from operations, depreciation and amortization of $3.4 million, amortization of unearned compensation of $409,000, strategic marketing-equity instruments charges of $1.9 million, an increase in the allowance for doubtful accounts and sales returns reserve of $315,000, notes receivable write-off of $470,000, equity investment losses of $870,000 and a net decrease in working capital items of $929,000. The net decrease in working capital items includes an increase in accounts receivable of $2.2 million, increase in other assets of $878,000, increase in accounts payable of $1.4 million, increase in accrued expenses and other liabilities of $909,000 and a decrease in deferred revenue of $145,000. Net cash used for operating activities in 1999 was primarily the result of net losses from operations, depreciation and amortization of $1.1 million, amortization of unearned compensation of $1.4 million, strategic marketing-equity instruments charges of $3.1 million, an increase in the allowance for doubtful accounts and sales returns reserve of $101,000, equity investment losses of $378,000 and a net decrease in working capital items of $3.2 million. The net decrease in working capital items include a decrease in accounts receivable of $190,000, increase in other assets of $474,000, increase in accounts payable of $1.2 million, increase in accrued expenses and other liabilities of $1.9 million and an increase in deferred revenue of $395,000.

        Net cash provided by (used in) investing activities was $26.4 million, $(15.7) million and $(20.5) million in 2001, 2000 and 1999, respectively. The net cash provided by investing activities in 2001 was primarily due to the net sales of short-term investments of $27.4 million, partially offset by the acquisition of property and equipment of $861,000 and an investment in Liquid Audio Japan of $165,000. The net cash used in investing activities in 2000 and 1999 was due to the acquisition of property and equipment of $7.4 million and $4.5 million, respectively, and net purchases and sales of short-term investments totaling $8.2 million and $16.1 million in 2000 and 1999, respectively.

        Net cash provided by (used in) financing activities was $(427,000), $268,000 and $159.9 million in 2001, 2000 and 1999, respectively. The net cash used in financing activities in 2001 was primarily due to payments of $563,000 made under Liquid Audio's equipment loan and $120,000 under capital leases, partially offset by proceeds from sales of Liquid Audio's common stock under the employee stock purchase plan. The net cash provided by financing activities in 2000 was primarily due to proceeds from net sales of Liquid Audio's common stock under the employee stock purchase plan, partially offset by payments of $588,000 made under Liquid Audio's equipment loan and $195,000 under capital leases. The net cash provided by financing activities in 1999 was due primarily to the net proceeds from Liquid Audio's initial and follow-on public offerings of common stock.

        Liquid Audio had a bank revolving line of credit for up to $1.0 million based on 80% of eligible accounts receivable that expired on November 15, 1999. As of December 31, 1999, Liquid Audio had no borrowings under the revolving line of credit. Liquid Audio had a bank equipment loan facility that provided for advances of up to $3.0 million through November 1999. Borrowings under the equipment loan facility are repayable in monthly installments over three years and bear interest at the bank's prime interest rate plus 0.25%. Borrowings under the equipment loan facility are collateralized by the related equipment and other assets. Under the equipment loan facility, Liquid Audio had borrowed amounts totaling $1.8 million through March 31, 2002. Liquid Audio also has lease financing agreements that provide for the lease of computers and office equipment of up to $1.0 million. As of March 31, 2002, Liquid Audio had borrowed $737,000 under the lease financing agreements. Liquid Audio's other significant commitments consist of obligations under non-cancelable operating leases, which totaled $7.1 million, net of rental income of $83,000, as of March 31, 2002 and are payable in monthly installments through 2005, and a strategic related partner note in the amount of $339,000 that was issued in March 1999. The strategic related partner note payable was issued to an entity affiliated with Liquid Audio's Japanese strategic partner and is repayable in Japanese yen and bears interest at 0.5% above a Japanese bank's prime rate. The principal is due on December 31, 2003, with quarterly interest payments. The terms of the strategic related partner note payable require Liquid Audio to make quarterly interest payments. At March 31, 2002, Liquid Audio was not in compliance with the interest payment requirement. Liquid Audio is currently applying for a waiver from the strategic related partner with respect to Liquid Audio's non-compliance with making quarterly interest payments. To obtain a waiver, Liquid Audio may have to make payments of all interest due to date and additional default interest of 10% on unpaid amounts outstanding. As a result of Liquid Audio's default of these payments, the strategic related partner has a right to accelerate payment of all amounts outstanding under the note payable and demand immediate full payment of all amounts due, including outstanding interest and penalties. Accordingly, Liquid Audio has classified the outstanding balance under the note payable as a current liability. If Liquid Audio is successful in obtaining a waiver from the strategic partner, then the note payable will be reclassified as a long-term liability.

        In the past, Liquid Audio derived a significant portion of its revenues from business development fees from relationships with its international partners, including Liquid Audio Japan, Liquid Audio Korea, Liquid Audio Greater China and Liquid Audio South East Asia through Liquid Audio's strategic partner. Liquid Audio recently terminated its relationships with these partners. Consequently, Liquid Audio does not expect additional revenue or cash payments will be generated from them. At March 31, 2002, Liquid Audio held 4.60% of the outstanding stock of Cyber Music Entertainment

("CME"), formerly Liquid Audio Japan, and had written down Liquid Audio's investment to $0 under the equity method of accounting.

        Liquid Audio has no material commitments for capital expenditures or strategic investments and anticipates a low rate of capital expenditures. Liquid Audio may use cash to acquire or license technology, products or businesses related to its current business. In addition, Liquid Audio anticipates that it will experience low or no growth or a decline in its operating expenses for the foreseeable future and that its operating expenses will be a material use of its cash resources.

        Future payments due under debt and lease obligations as of March 31 are as follows (in thousands):

	Note Payable to Related Party	Equipment Loan	Capital Leases	Operating Leases	Total
2002	$339	$47	$21	$1,937	$2,344
2003	—	—	—	2,100	2,100
2004	—	—	—	2,163	2,163
2005	—	—	—	904	904

	$339	$47	$21	$7,104	$7,511

        Liquid Audio believes that its existing cash and cash equivalents and financing available under lease agreements will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the foreseeable future, although Liquid Audio may seek to raise additional capital during that period. The sale of additional equity or convertible debt securities could result in additional dilution to Liquid Audio's stockholders. There can be no assurance that financing will be available in amounts or on terms acceptable to Liquid Audio, if at all.

Recent Accounting Pronouncements

        In May 2000, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement, and income statement classification for sales incentives that a vendor voluntarily offers to customers (without charge), which the customer can use in, or exercise as a result of, a single exchange transaction. Sales incentives that fall within the scope of EITF Issue No. 00-14 include offers that a customer can use to receive a reduction in the price of a product or service at the point of sale. The EITF changed the transition date for Issue No. 00-14, concluding that a company should apply this consensus no later than the company's annual or interim financial statements for the periods beginning after December 15, 2001. In June 2001, the EITF issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," effective for periods beginning after December 15, 2001. EITF Issue No. 00-25 addresses whether consideration from a vendor to a reseller is (a) an adjustment of the selling prices of the vendor's products and, therefore, should be deducted from revenue when recognized in the vendor's statement of operations or (b) a cost incurred by the vendor for assets or services received from the reseller and, therefore, should be included as a cost or expense when recognized in the vendor's statement of operations. Upon application of these EITFs, financial statements for prior periods presented for comparative purposes should be reclassified to comply with the income statement display requirements under these Issues. In September of 2001, the EITF issued EITF Issue No. 01-09, "Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF Issues No. 00-14, No. 00-25 and No. 00-22 "Accounting for "Points' and Certain Other Time-or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future." Liquid Audio is currently assessing the impact of the adoption of these issues on its financial statements.

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. Liquid Audio believes that the adoption of SFAS No. 141 will not have a significant impact on its financial statements.

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Liquid Audio believes that the adoption of SFAS No. 142 will not have a significant impact on its financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. Liquid Audio is currently assessing the impact of SFAS No. 144 on its financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

        At March 31, 2002, Liquid Audio had an investment portfolio of cash and money market funds of $86.4 million. Liquid Audio had a related party loan outstanding at December 31, 2001 of $339,000, which was denominated in Japanese yen and bore interest at 2.4%. These instruments, like all fixed income instruments, are subject to interest rate risk. The fixed income portfolio will fall in value and the related party note payable interest would increase if there were an increase in interest rates. If market interest rates were to increase immediately and uniformly by 10% from levels as of December 31, 2001 and 2000, the decline of the fair value of the fixed income portfolio and related party note payable would not be material.

        As a global concern, Liquid Audio faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could seriously harm Liquid Audio's financial results. Substantially all of Liquid Audio's international sales are currently denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make Liquid Audio's products and services more expensive and therefore, reduce the demand for its products and services. Reduced demand for Liquid Audio's products and services could seriously harm its financial results. Currently, Liquid Audio does not hedge against any foreign currencies and as a result, could incur unanticipated gains or losses.

LIQUID AUDIO PRINCIPAL STOCKHOLDERS

        The following table presents information with respect to beneficial ownership of Liquid Audio's common stock as of June 30, 2002 by:

  •
  each person known by Liquid Audio who beneficially owns more than 5% of the common stock;

  •
  each of Liquid Audio's executive officers;

  •
  each of Liquid Audio's directors and nominees for director; and

  •
  all executive officers and directors as a group.

        Except as otherwise noted, the address of each 5% stockholder listed in the table is c/o Liquid Audio, Inc., 800 Chesapeake Drive, Redwood City, CA 94063. The table includes all shares of common stock issuable within 60 days of June 30, 2002 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to all shares of common stock. To Liquid Audio's knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares of common stock beneficially owned. The applicable percentage of ownership for each stockholder is based on 22,749,626 shares of common stock outstanding as of June 30, 2002, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

	Shares Beneficially Owned
Name of Beneficial Owner
	Number	Percent
Steel Partners II, L.P. 150 East 52nd Street, 21st Floor New York, NY 10022	2,062,866	9.1
musicmaker.com and related entities (9) c/o Barington Capital Group, L.P. 888 Seventh Avenue, 17th Floor New York, NY 10019	1,568,100	6.9
Coghill Capital Management 225 W. Washington St. #2200 Chicago, IL 60606	1,516,988	6.7
Gerald W. Kearby (1)	921,183	4.0
Robert G. Flynn (2)	743,748	3.3
Richard W. Wingate (3)	183,790	*
Leon Rishniw (4)	147,610	*
H. Thomas Blanco (5)	81,047	*
Ann Winblad (6)	360,738	1.6
Stephen V. Imbler (7)	30,000	*
Raymond A. Doig (7)	30,000	*
All executive officers and directors as a group (8 persons) (8)	2,498,116	10.7

(1)
Includes 89,583 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2002.

(2)
Includes 68,748 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2002.

(3)
Includes 136,457 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2002.

(4)
Includes 116,111 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2002.

(5)
Includes 72,915 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2002.

(6)
Includes 80,943 shares of common stock owned by Hummer Winblad Venture Partners II, L.P., 488 shares of common stock owned by Hummer Winblad Technology Fund II, L.P. (collectively, the "Hummer Winblad Funds") and 20,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2002. Ann Winblad is a general partner of Hummer Winblad Equity Partners II, L.P. ("HWII"), the general partner of each of the Hummer Winblad Funds. Consequently, Ms. Winblad may be deemed to beneficially own all of the shares held by the Hummer Winblad Funds. Ms. Winblad disclaims beneficial ownership of such shares, except to the extent of her respective pecuniary interest therein.

(7)
Includes 30,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2002.

(8)
Includes 563,814 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2002.

(9)
On September 28, 2001, musicmaker.com, Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership jointly filed a Schedule 13D pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 with the Securities and Exchange Commission, reporting combined ownership of 1,478,100 shares of Liquid Audios's common stock as the total owned by the five entities. According to that Schedule 13D, as amended on May 10, 2002, musicmaker.com, a Delaware corporation, owns 655,900 shares of common stock; Jewelcor Management, Inc., a Nevada corporation, owns 475,500 shares of common stock; Barington Companies Equity Partners, L.P., a Delaware limited partnership, owns 339,200 shares of common stock; Ramius Securities, LLC owns 89,000 shares of common stock; and Domrose Sons Partnership, a New York partnership, beneficially owns 8,000 shares of common stock. Barington Companies Investors, LLC is the general partner of Barington Companies Equity Partners, L.P. James Mitarotonda is the managing member of Barington Companies Investors, LLC. Each of James Mitarotonda, Mano Mitarotonda and Mike Mitarotonda is a partner in Domrose Sons Partnership.

*
Does not exceed 1%.

ALLIANCE BUSINESS

Overview

        Alliance is one of the largest logistics and supply chain management companies for the home entertainment market in the United States. Alliance manages a comprehensive and diverse product offering comprised of over 335,000 stock keeping units ("SKUs"), including: CD's, cassettes, videos, DVD's, video games and related accessories and general merchandise items. Through its core competencies of merchandising, technology, information management, supply chain management and customer care services, Alliance has developed service offerings, such as: (i) value-added distribution and fulfillment services for both specialty and alternative retailers of home entertainment products; (ii) e-commerce solutions, including consumer direct fulfillment and turnkey application services for creating and hosting fully integrated, merchant-branded websites, including transaction processing capabilities; (iii) physical and virtual vendor managed inventory solutions; and (iv) third party logistics services and inventory management solutions. Alliance utilizes advanced technology and enhanced industry and marketplace expertise to deliver innovative and value-added services to manufacturers and customers and to provide Alliance with additional revenue generating opportunities and enhanced profitability.

        Alliance's customers include national chain, specialty and independent retailers, alternative retailers, and e-commerce retailers. Brick-and-mortar accounts represent more than 5,000 accounts in 25,000 locations including: Barnes & Noble, Trans World Entertainment, Musicland, Circuit City, BJ's Wholesale, Toys 'R' Us, CVS and thousands of independent retailers. E-commerce customers include: barnesandnoble.com, CDNow.com, Amazon.com, CircuitCity.com, BestBuy.com, QVC.com, Costco.com and Univision.com.

Industry Background

        The U.S. markets for music, home video, and video games generated combined retail sales of approximately $46 billion in 2001, with approximately $13.7 billion in music sales, $23.0 billion in home video sales, and $9.3 billion in video game sales.

        Manufacturers of pre-recorded home entertainment products supply music and home video titles produced by a complicated array of labels, studios, independents, and distribution companies. The major labels, consisting of five large music companies and their related distribution companies, and the major feature film studios, consisting of six large film studios and their distribution companies, produce and supply products that represent approximately 80% of sales in the music industry and 75% of sales in the video industry. The major music companies (with their related distribution units) are:

  •
  Vivendi Universal S.A. (Universal Music and Video Distribution)

  •
  Sony Corp. (Sony Music Distribution)

  •
  AOL Time-Warner Inc. (WEA)

  •
  Bertelsmann AG (BMG Distribution)

  •
  Thorne-EMI (EMI Distribution)

        The major feature film studios (with their related distribution units) are:

  •
  The Walt Disney Company (Buena Vista Home Entertainment)

  •
  AOL Time Warner Inc. (Warner Home Video)

  •
  Sony Corp. (Columbia Tri-Star Home Video)

  •
  News Corporation (Twentieth Century Fox Home Entertainment)

  •
  Viacom Inc. (Paramount Home Video)

  •
  Vivendi Universal S.A. (Universal Music and Video Distribution)

        Products manufactured and distributed by these companies represent the majority of all the music and movies sold in the U.S.

        Music and videos not produced by the major manufacturers are supplied by thousands of independent labels and studios. Many "independents" have distribution relationships with a major manufacturer, a single purpose distribution company, or a diverse solutions provider like Alliance. This allows the independents to get their product to market without entering into thousands of individual relationships with retailers.

        Retailers of home entertainment products are comprised of a diverse and evolving number of brick-and-mortar and e-commerce merchants. The home entertainment media retail channel is comprised of:

  •
  National specialty chains (e.g. Trans World, Blockbuster, Hastings, Tower Records, Wherehouse)

  •
  Independent specialty stores (defined as businesses operating up to 20 store fronts)

  •
  Alternative chains (e.g. Wal*Mart, Barnes & Noble, Toys 'R' Us, CVS)

  •
  E-commerce retailers (e.g. barnesandnoble.com, CDnow.com, CircuitCity.com, BestBuy.com, Amazon.com)

        An industry of intermediaries exists between the labels and studios, on the one hand, and the retail market on the other. These intermediaries include traditional distributors, vendor managed inventory firms and others. To better compete for sales to retailers, most of these intermediary companies assume partial roles in distribution handling, order processing, credit and inventory management, collections, returns logistics, advertising and marketing support, information and database services and fulfillment and warehouse matters. They also assume a substantial portion of the risk inherent in the music and video sales business because they maintain large inventories. These functions would otherwise be the responsibility of the labels or studios.

        Most independent retailers depend on intermediaries to provide the majority of their inventory. Yet, many large national and regional chains, and some of the largest independent retailers, bypass intermediaries and go directly to the major manufacturers for the majority of their product. They then turn to other distributors for the remainder of their lower volume/higher margin inventory.

        Internet retailers are a fast growing segment of the home entertainment media retail channel. Because several of the largest music and video online retailers lack a product distribution infrastructure, they need to outsource technology, information management, supply chain management and customer care capabilities. Generally, these e-commerce retailers rely on third parties to enable their product information, ordering systems, and distribution processes.

  Seasonality and Working Capital

        Sales of home entertainment products are traditionally highest during the fourth quarter (the holiday season), while returns are highest during the first quarter. Due to this seasonality, Alliance and others in this industry tend to experience significant changes in cash flows and capacity needs during the year. Consequently, working capital needs for the home entertainment products marketplace are typically highest in the third and fourth quarters, due to increases in inventories purchased for the holiday selling season and extension of credit terms to certain customers. Historically, industry participants finance their working capital needs through cash generated from operations and bank borrowings.

        Another key component of this working capital dynamic is supplier credit. Traditionally, manufacturers of home entertainment products extend short-term credit, between 60 and 180 days, on inventory purchases to distribution intermediaries and retailers. These inventory items generally may be returned to these suppliers by such intermediaries and retailers. Alliance has traditionally operated with its customers under 30 to 60 day credit terms.

  Trends

        In an effort to reduce costs, while continuing to provide the same, or better, service to its constituencies, manufacturers and retailers of home entertainment products place a premium on intermediaries that can provide an array of commerce solutions, such as large and diverse inventories, information management production, compressed delivery schedules, and a variety of value-added services. The focus on intermediaries, and the solutions they provide, will continue to grow in the face of increasing retailer pressure, in response to internal and external forces, and as the entertainment media consumer continues to evolve and become more sophisticated.

        This evolving supply chain dynamic places even more reliance on the merchandising, technology, information management, supply chain management and customer care services core competencies of intermediaries. Over the last several years, there has been significant consolidation among intermediaries, as many have failed to meet the demands to incorporate value-added solutions into their businesses on behalf of manufacturers and retailers of physical entertainment media.

Alliance's Services

  Physical Entertainment Media Management

        Alliance has devoted substantial time and resources to stocking a comprehensive product offering for its retail customers. Alliance manages a large, diversified inventory with over 335,000 music, video and video game SKUs and other related entertainment media products. The majority of the titles offered to retailers are obtained from manufacturers on a non-exclusive basis. However, Alliance does maintain some exclusive trading relationships with certain manufacturers. Alliance also licenses rights to certain content to create specialty products, such as private-label, seasonal or genre based music.

        Alliance not only supports the day-to-day operations of its customers, but often works directly with them to develop business strategies. Alliance advises its customers on business process strategies regarding merchandising, technology, information management, supply chain management and customer care services. Alliance continues to develop new solutions and services to enhance its profitability and the profitability of its customers.

        Brick-and-Mortar Retail Customers.    Alliance's traditional, brick-and-mortar customers are specialty retailers, whose principal business is centered around the sale of physical products, such as DVDs, CDs, cassettes and videos. These specialty retailers consist of national chains, such as Trans World, Musicland, Blockbuster and Wherehouse Entertainment stores, and independent retailers with up to twenty stores. In recent years, Alliance has created relationships with retailers who have not traditionally offered physical entertainment products ("alternative retailers"), such as mass merchants, bookstores, toy stores, drug stores and grocery stores. These retailers fully outsource the delivery and management of home entertainment products by engaging Alliance.

        Alliance further offers its customers the opportunity to outsource many elements of their physical entertainment media business needs, including:

  •
  Merchandising, including product selection, pricing and promotion

  •
  Inventory management solutions, including special order and/or fill-in inventory fulfillment

  •
  Vendor Managed Inventory solutions, which is a total point-of-sale solution, including tailored inventory selections, marketing assistance, merchandising and logistics

  •
  Product advertising and marketing

  •
  Custom product labeling for pricing, advertising/marketing, and security purposes

  •
  Real-time product ordering/querying capabilities

  •
  Returns processing from retailer to manufacturer

  •
  Interactive merchandising

  •
  Product line diversification

        E-commerce Retailers.    Alliance also supports brick-and-mortar retailers in their e-commerce initiatives, as well as "pure play" e-commerce retailers. Most of Alliance's e-commerce customers, such as barnesandnoble.com, CDNow.com, Amazon.com, and BestBuy.com, utilize Alliance's technology, information management, supply chain management and customer care expertise. Alliance either distributes the products directly to the consumer, under the retailer's identity, or to a designated distribution center operated by the retailer.

        Alliance can also provide e-commerce retailers, such as CircuitCity.com, various "turnkey" offerings which requires Alliance to obtain an enhanced understanding of its customer's business. These services range from website hosting to back-end transaction management. Alliance is an expert at providing individualized services to assume nearly all facets of its e-commerce clients' infrastructure needs. This allows the retailer to focus on generating sales and promoting its brand. These services include:

  •
  Consumer Direct Fulfillment entailing product handling and logistics and technology capabilities enabling direct consumer product delivery

  •
  Real-time inventory querying and commitment capabilities

  •
  Consigned inventory management capabilities

  •
  Promotional inserts or coupons

  •
  Custom packaging

  •
  Pricing/marketing assistance

  •
  Merchandising, related to product selection, pricing and promotion

        Manufacturers.    Based upon its market position and its strong retail relationships, Alliance has become a valued partner with both major and independent manufacturers of home entertainment products. Alliance maintains both exclusive and non-exclusive relationships with these parties. Alliance helps the labels and studios to increase existing sales and open new markets by aggressively distributing products to traditional and non-traditional retailers.

        Other Key Trading Relationships.    Alliance has begun to use its distribution and logistics expertise to distribute non-home entertainment products for select customers. For example, for ARTISTdirect.com, Alliance manages and distributes artist related merchandise in addition to carrying the particular music or video titles. In a more complex execution, Alliance will manage and fulfill consigned inventory from the customer's warehouse. Alliance currently provides this service for the Beanstalk Group, a licensing and merchandising company, on behalf of its customer Ford Motor Company's Premier Automotive Group (Lincoln, Volvo, Jaguar, Range Rover and Aston Martin).

        Increasingly, non-traditional retailers, such as media companies, are looking to enhance their brand recognition and consumer loyalty and create new revenue streams by selling music and video products via their Internet presence. For instance, Alliance has applied its e-commerce solutions on behalf of such clients as Univision, a leading Spanish-language broadcaster in the U.S., and Music Choice, a leading satellite music provider (through DirecTV), to drive sales of music and video products to their consumers.

Alliance's Strategy

        Alliance's strategy is to position itself in the marketplace as a "total solutions provider" to offer innovative services and solutions for manufacturers and retailers of physical and digital entertainment media. Alliance believes that to execute upon this strategy it must:

        Maintain Leadership in Traditional Distribution Business.    Alliance intends to devote significant resources to maintain its leadership in its core distribution and fulfillment business. Alliance believes that currently its competitive advantages among other distributors include:

  •
  its deep catalog of music, video, games and related accessory products

  •
  industry-leading logistics capabilities, supply chain management and technology infrastructure

  •
  active trading relationships with major and independent manufacturers of pre-recorded music and video products

  •
  broad Internet distribution experience

  •
  highly experienced and productive distribution and sales team

        Alliance intends to continue to focus on these attributes, which it believes will enable it to gain additional market share among traditional distributors in existing and emerging retail markets.

        Increase Market Share/Expand Client Base.    Alliance intends to continue to increase its market share, both by entering new markets and by providing more value-added services, such as "vendor managed inventory" services, to retailers. Alliance is striving to diminish the trend of retailers making direct purchases from major labels and studios by offering comprehensive and cost-effective distribution and fulfillment services tailored to each customers' specific needs. In the past, Alliance has actively initiated contact with retailers that have not previously offered music and video, such as bookstores, toy stores, drug stores and grocery stores, to generate more sales opportunities of home entertainment products. Alliance will continue making these contacts as well as continually seeking out offerings of music and video through other alternative retail channels. Further, Alliance intends to market its distribution logistics services to emerging distribution channels, including consumer goods and services companies, consumer electronics manufacturers and media companies.

        Diversify Product Offerings.    To combat a downturn in the music industry and increase top-line growth, Alliance is actively diversifying its mix of music sales among "hit" titles and older releases. Alliance's retail customers operate in a highly competitive environment in which the sales margin on "hit" titles are under constant pressure from competitors. Yet, the sales margin on older or less popular titles, tend to be higher than the hits. To support the diversification between old and new releases, Alliance maintains an enormous catalog of titles. Maintaining this deep catalog enables Alliance to balance availability and inventory levels for many different retail customers. Retailers who do not have access to these titles lose the opportunity for higher margin sales. Additionally, Alliance continues to increase its home video and games inventory to support the marketplace demand for VHS tapes, DVDs and video games. This product diversity allows Alliance and its customers to satisfy consumer demand and minimize inventory risk.

        Leverage Strategic Benefits of Liquid Audio Merger.    After the merger, Alliance will be able to offer the first seamless set of physical and digital logistic solutions, creating an end-to-end solution for both content owners and retailers. Alliance will integrate digital media offerings into its core physical product fulfillment infrastructure, thereby expanding the market for home entertainment media and creating previously unavailable opportunities, including:

  •
  Complete outsourced e-commerce applications, including digital content to support and/or supplement physical entertainment media commerce

  •
  Linked database services to manage inventory, provide product information and deliver editorial content

  •
  Secure, copyright protected digital distribution of content

  •
  Networked, in-store preview systems integrating with the retailer's systems

  •
  Merchandisable on-demand manufacturing and special order systems

  •
  Convergence of online and in-store merchandising and promotion

  •
  Develop a "path to profitability" for new talent, independents, international content, and legacy artists

  •
  Facilitate new delivery channels for out of print or deleted titles, concert footage and interviews

  •
  Capitalize on emerging distribution channels, including broadband, cable and wireless offerings and portable digital devices

        Enhance Logistics and Supply Chain Management.    Alliance has made a significant investment in the development of a sophisticated and scalable logistics infrastructure. This infrastructure investment allows Alliance to distribute products throughout the country. Alliance has approximately 450,000 square feet of warehousing and distribution space, at six separate locations in four states. Alliance's primary distribution center (approximately 185,000 square feet) is located in Florida.

        As its business grows, Alliance continues to invest in warehouse automation that includes high speed sortation and labeling equipment. Additionally, Alliance has invested in specialized boxing and in-line invoice printing and stuffing equipment for consumer direct fulfillment as well as equipment for receiving and returns processing.

        Expand Value-Added Service Offerings to Brick-And-Mortar and E-Commerce Retailers. Alliance intends to expand its value-added service offerings to its traditional brick-and-mortar retail customers through the following:

  •
  Vendor Managed Inventory Services ("VMI"). Alliance began to offer VMI services in 2001. Historically, these services, which involve inventory management, selection and stocking for a retailer, have been targeted to alternative retailers. VMI services allow retailers to outsource a substantial portion of the inventory management responsibility for their in-stock music, video and game products. As more retailers become aware of VMI cost savings and operating efficiencies, VMI services will create a significant growth area for Alliance.

  •
  Other In-Store Initiatives. Alliance will continue to provide brick-and-mortar retailers services designed to increase in-store sales, such as the Alliance Music Index, a comprehensive database detailing artist, title, label and other product information, allowing retailers to check inventory and execute purchases directly to Alliance's warehouse over the Internet. Alliance will also continue to offer in-store interactive kiosk technology to educate and entertain consumers.

  •
  Consumer Direct Fulfillment. Consumer direct fulfillment ("CDF") capitalizes upon the growth of online music and video sales. CDF provides a back-end solution which picks, packs and ships individual orders made through a retailer's website directly to the ultimate consumer, allowing an attractive outsourcing alternative to e-commerce-retailers. Existing, CDF customers include barnesandnoble.com, cdnow.com, ArtistDirect.com, Blockbuster.com, BestBuy.com, Ticketmaster.com, Amazon.com, Costco.com, Walmart.com and UBL.com.

  •
  Commerce Service Provider. Expanding its CDF expertise, Alliance has been offering scalable, cost-effective and customizable e-commerce solutions to retailers since 1997. Initially, Alliance responded to the needs of the independent retail constituency by developing a "turnkey," e-commerce application, called "theStore24." Merchants place their logo and information on an Internet site, customized and maintained on their behalf by Alliance, and Alliance provides the distribution, billing and other transaction processing services associated with order fulfillment. Alliance also built an advanced infrastructure designed specifically to develop and deliver tailored "end-to-end" solutions to in support e-commerce objectives of both traditional and non-traditional entertainment retailers. Companies such as Circuit City, Blockbuster, MusicMatch and Univision all work with Alliance to provide customized solutions. Alliance intends to continue to develop its services in this area to capture business as retailers increasingly outsource all aspects of their online businesses. Alliance will also continue the push to acquire new customers, such as media companies and consumer goods and services companies, in support of their various e-commerce initiatives.

        Innovate Information Technology.    Alliance has made significant investments in technology and information management and related hardware and software. Alliance's warehouse management system and e-commerce platform represent leading solutions which are regularly enhanced to keep up with business growth and demands. Alliance was also the first intermediary to develop a "data warehouse," which allows Alliance's trading partners to obtain instant information about Alliance's activities on their behalf. Data warehousing and reporting has become a necessary service offering to attract business from manufacturers and retailers of home entertainment products. Finally, Alliance is considering investment in the area of Customer Relationship Management and Sales Force Automation, and has begun upgrading its e-commerce application to allow it to compete with the most advanced and robust e-commerce solutions.

        Develop New Merchandising Techniques.    Alliance will continue its investments in strategic technology, material handling and logistics and personnel resources to develop further merchandising solutions for its customers. Alliance intends to work closely with the major labels and studios to further understand their evolving business and promotional objectives. This, in turn, will enable Alliance to respond to retailer demands for unique product selection, pricing and promotional programs.

Sales and Marketing

        A key element of Alliance's marketing strategy is to develop and maintain customer relationships with music and video retailers. Alliance's sales and marketing staff, which consists of approximately 100 people, implements this strategy. Alliance's sales organization consists of industry veterans with vast knowledge of both entertainment media and retail operations. Alliance tailors its sales organization to different retail sectors: national chains, independent stores, export and e-commerce. Alliance also has a dedicated sales staff to manage the growth of Alliance's VMI business. These field personnel conduct training in the VMI systems and procedures, and are familiar with the local markets in which they work so as to maximize effective product placement and promotion.

        The sales group works closely with Alliance's marketing organization to increase market awareness and generate demand for Alliance's products and services. The marketing group understands the dynamics involved with selling music and video products, with label and studio support, and the distribution channels through which such products move. Alliance's marketing activities include soliciting and securing advertising dollars from the major labels and studios, publication of AM2PED magazine and the creation of specialty products.

Technology, Information and Supply Chain Management Infrastructure

        Alliance has developed sophisticated warehouse management systems and related technology to increase productivity while driving down costs. These systems enable Alliance to operate its distribution centers 24 hours a day, 7 days a week.

        Alliance's primary operating systems are built on an open architecture platform and provide the high level of scalability and performance required to manage Alliance's large and complex business operations. This infrastructure is supported by hardware, software and database applications, including Hewlett Packard Unix servers, high-end EMC storage solutions and Oracle and IBM Unidata databases.

        PrimeMover ("PM"), Alliance's enterprise resource planning system, is a proprietary, real-time information system and operating environment, used across substantially all of its operations. Alliance has designed PM as a scalable system that can support increased transaction volume. Presently, PM supports over 500 connections (terminals, printers, PCs), with an internal response time of less than one second. PM supports operational functions that include client account management, inventory management, order management and accounting.

        Alliance's warehouse management system ("WMS") seamlessly integrates with PM and supports over 250 users maintaining over 350,000 inventory storage locations throughout four warehouses. WMS provides a real-time interface to 200 radio-frequency terminals, a 12,000 position pick-to-light ("PTL") system and fully-integrated zero accumulation conveyors to facilitate a paperless order process. Additionally, several high-speed sorters are deployed for order processing, labeling, receiving and returns processing, all of which are connected to Alliance's WMS. WMS makes extensive use of bar coding and scanning technologies for virtually every function performed in Alliance's distribution centers. Moreover, all WMS manifesting and shipping functionality include links to United Parcel Service, Federal Express and the United States Postal Service for freight processing and shipment tracking.

        Alliance has made strategic investments in material handling automation. Such investments include computer-controlled order selection systems that provide labor efficiencies and increase productivity and handling efficiencies. Alliance has also acquired two high-speed sortation and labeling machines. These machines increase Alliance's batch picking capabilities to 100 orders at a time, automatically sort the batches and provide the ability to print and apply custom labels for its retail customers. These sortation machines significantly reduce labor costs and create tremendous value for Alliance's retail trading partners, including "shelf-ready" deliveries and an extremely high order accuracy rate.

        Recently, Alliance invested in specialized equipment for its rapidly growing e-commerce accounts. Alliance installed specialized boxing and in-line invoice printing and insertion equipment capable of processing over 3,000 consumer orders per hour and automated shipping and manifesting equipment that produces a high-quality product at a significantly lower cost. Both of these investments have significantly increased CDF through-put and lowered labor costs.

        Alliance's proprietary e-commerce platform ("Ecom") is built on Microsoft Windows and SQL 2000 and is a robust, highly scalable solution that is well integrated with PM. Ecom deploys a modular software architecture enabling the integration of features, functionality and tools to enhance Alliance's e-commerce services. Ecom includes theStore24, featuring search, navigational tools, a comprehensive product database and virtual shopping cart. All of Alliance's e-commerce offerings utilize Alliance's proprietary, inventory availability technology.

        For brick-and-mortar retailers, Alliance has developed WebAMI, an Internet-based ordering tool that allows active clients to search its inventory availability files and place orders any time, day or night. Alliance has also developed a VMI system that maintains physical inventory on a perpetual basis for over 5,000 stores, featuring stocking algorithms that automatically calculate merchandise replenishment and inventory levels adjustments. Alliance's VMI system utilizes custom software technology for hand held computer terminals that are deployed in the client's retail store for receivables, reorders, pull downs and physical inventory.

        All of Alliance's systems are supported by an industry-leading data warehouse platform. This platform allows Alliance to accumulate all of the market, customer and sales information of its business. Alliance employs sophisticated data mining tools to manage and report on virtually every aspect of its business. Additionally, certain trading partners can access this data warehouse platform through a secure Internet protocol in order to obtain and review information about their business dealings with Alliance. In certain cases, customers have demanded the availability of such data.

        Alliance also deploys a variety of additional hardware and software to manage its business, including a complete suite of electronic data interchange tools that enable it to take client orders, transmit advanced shipping notifications, and place orders with its manufacturing trading partners. Alliance also uses an automated e-mail response system and automated call distribution system to manage its call center and conduct customer care services.

        Alliance employs various security measures and backup systems designed to protect against unauthorized use or failure of its information systems. Access to Alliance's information systems is controlled through firewalls and passwords, and Alliance utilizes additional security measures to safeguard sensitive information. Alliance contracts with AT&T to assist it with disaster recovery and has established a secondary data center in Orlando, Florida to insure uninterrupted operations in case of such an event. Additionally, Alliance has backup power sources for blackouts and other emergency situations. Although Alliance has never experienced any material failures or downtime with respect to any systems operations, any systems failure or material downtime could prevent it from taking orders and/or shipping product.

        Alliance believes that in order to remain competitive, it will be necessary to continuously invest and upgrade all of its information systems.

Customers and Industry Relationships

        The vast majority of Alliance's business is derived from interactions between the labels and studios, on the one hand, and the retail market on the other. Although Alliance's key customer, Barnes & Noble has historically accounted for up to 31% of Alliance's annual net reserves, and the loss of its business would materially adversely affect Alliance's business, Alliance focuses upon maintaining its trading relationships with all key industry constituencies.

        Manufacturers / Vendors.    Based upon its position in the marketplace and its relationship with retailers, Alliance has become a valued partner with both major and independent labels and studios. As such, it supports the sales and marketing initiatives of these content creators, placing particular emphasis on market penetration.

        This relationship with the labels and studios provides Alliance with the opportunity to purchase physical entertainment media either directly from all five of the major music companies and the six major motion picture companies serving the domestic home entertainment market or through their authorized distributors.

        Retail Customers.    Alliance's customers can generally be categorized as follows:

        Specialty Retailers:    National and independent brick-and-mortar retailers whose product mix is comprised predominantly of music, movies, video games. Some of Alliance's customers in this area include:

Blockbuster	Trans World
Hastings	Virgin Entertainment
Musicland	Wherehouse Entertainment
Tower Records	Independent Retailers

        Alternative Retailers:    National brick-and-mortar retailers whose product mix is comprised predominantly of goods other than music, movie and video games. This retail category includes bookstores, consumer electronics stores, toy stores, pharmacies, mass merchants and grocery stores. Because these retailers lack experience in the sale and marketing of home entertainment products, they rely heavily on Alliance's industry expertise and relationships to merchandise home entertainment products. Some of Alliance's representative customers in this area:

Barnes & Noble	Circuit City
BJ's Wholesale Clubs	CVS Pharmacies (VMI)
BrandsMart (VMI)	Toys 'R' Us (VMI)
Borders

        E-commerce retailers:    Brick-and-mortar and "pure play" e-commerce retailers and other constituencies whose on-line activities may involve the sale of physical entertainment media. Representative customers include:

Amazon.com	Costco.com
ARTISTdirect.com	FYE.com (Trans World)
barnesandnoble.com	MovieGallery.com
BestBuy.com	QVC.com
Blockbuster.com	TowerRecords.com
CDNow.com	Univision.com
CircuitCity.com	WherehouseMusic.com

        Retailer clients who elect multiple solutions and services offerings enter into contractual relationships with Alliance that define the scope of these services. These clients include Barnes & Noble, Toys 'R' Us, CVS, and many e-commerce retailers.

Competition

        Although Alliance is a fully diversified company, offering a variety of solutions principally to retail clients and manufacturers that manage physical entertainment media through brick-and-mortar and e-commerce channels, it faces competition from companies focused on servicing the needs of specialty and independent brick-and-mortar retailers, alternative brick-and-mortar retailers, e-commerce entertainment media retailers and manufacturers and physical retailers as follows:

        Specialty and Independent Brick-and-Mortar Retailers:    This category of retailer includes national chains such as Trans World, Musicland, Blockbuster, Wherehouse and smaller independent chain retailers. Alliance believes the primary competitive factors for servicing these retailers are:

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  Depth and diversification of physical entertainment media catalog (i.e., music, movies, video games and other related merchandise)

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  Service level performance (i.e., percentage of the clients' orders that are filled on a timely basis)

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  Price of services or products

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  Innovative sales and marketing programs

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  Logistics and supply chain management infrastructure capabilities

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  Information technology infrastructure capabilities

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  Customer service / account management

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  Ability to manage internal costs effectively

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  Overall financial strength

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  Qualified and competent personnel

        Alternative Brick-And-Mortar Retailers.    Retailers whose focus has not traditionally centered on entertainment media products, such as bookstores, supermarkets, pharmacies and grocery stores, benefit from outsourcing some or all elements of their relatively new entertainment media business. Alliance considers the primary competitive factors for servicing alternative brick-and-mortar entertainment media retailers are the same as for the specialty and independent brick-and-mortar retailers, with one key additional factor:

  •
  Vendor Managed Inventory ("VMI") capabilities

        E-Commerce Retailers.    Although they excel at navigating the extremely price sensitive and competitive world of e-commerce, online media retailers, such as barnesandnoble.com, Amazon.com, CDNow.com and BestBuy.com, find many cost efficiencies when outsourcing part or all aspects of their e-commerce execution to front-end and/or back-end logistics and supply solutions providers. Therefore, Alliance believes the primary competitive factors for servicing e-commerce entertainment media retailers not only include those incumbent in the offline or brick-and-mortar space, but must also include the following competitive factors specific to online commerce:

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  consumer direct fulfillment capabilities

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  application service provider and commerce service provider offerings

        Labels and Studios.    The major and independent labels and studios sell substantial amounts of their products directly to retailers. To date, these parties appear not to have focused, to the same extent as Alliance has, on fulfilling the needs of smaller independent stores or providing value-added services. From time to time, retail chain customers have chosen to purchase a large volume of their products directly from the majors or the independent labels and studios, rather than to continue to purchase from Alliance or other intermediaries. If Alliance's customers increased direct purchasing from the majors or the independents, Alliance's business, financial condition and results of operations would be adversely affected.

        Further, Alliance faces competition from several national, and numerous regional, companies, such as The Handleman Company, Ingram Entertainment and Baker & Taylor, for the physical entertainment media business from specialty brick-and-mortar, alternative brick-and-mortar and e-commerce entertainment media retailers.

Additional Background Information

        In addition to its core distribution and fulfillment business, Alliance has two other strategic business units referred to collectively as the Digital Media Infrastructure Services Group. One business unit develops and markets e-commerce enabling databases for home entertainment products, while the other offers kiosk-based retail merchandising solutions through Alliance's wholly-owned subsidiary Digital On-Demand, Inc. Prior to consummating the merger transaction with Liquid Audio, Alliance will dispose of all of the operations of the Digital Media Infrastructure Services Group via a spin-off or other structure for disposition to Alliance's existing stockholders.

        After this spin-off, Digital Media Infrastructure Services Group will no longer be included within Alliance nor will its respective business lines be part of the combined organization after consummation of the merger with Liquid Audio. Alliance's existing stockholders will control these business lines and, subject to limited restrictions contained in the merger agreement, will be free to operate or pursue further strategic transactions with them independently of the operations of the combined organization. Alliance may enter into a trading agreement to obtain services and products from the disposed businesses. Alliance expects to retain a minority equity interest in the spun off company.

        During the first half of 1997, Alliance experienced significant liquidity issues resulting from investments in non-core distribution businesses, principally those involving foreign operations, especially in South America. This culminated in Alliance filing a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in July 1997. Through a divestiture of these non-core businesses, a reorganization of executive management and a renewed commitment to its core distribution business, combined with the cooperation and assistance of the vendor community, Alliance emerged from bankruptcy in August 1998 with all pre-petition liabilities satisfied and in May 1999 attracted a strong equity sponsor in AEC Associates, LLC, which is affiliated with The Yucaipa Companies.

Employees

        As of June 30, 2002, Alliance had 1,214 employees, consisting of 594 employees who constitute its warehousing and distribution personnel and 620 who perform all other functions for Alliance. In addition, Alliance regularly uses the services of temporary and contract personnel. Alliance believes that it maintains a good working relationship with its employees, none of whom are covered by any collective bargaining arrangements.

Facilities

        Alliance operates the following facilities:

Location	Purpose	Square Footage	Owned or Leased
Coral Springs, FL	Distribution Corporate Offices	250,000	Owned
Coral Springs, FL	Distribution Annex	46,000	Leased
Pompano, FL	Distribution	70,000	Leased
Dayton, NJ	Distribution	42,000	Leased
Albany, NY	Distribution	112,000	Leased

        Alliance's principal operations are conducted from its corporate headquarters and principal distribution facility in Coral Springs, Florida. This facility is 250,000 square feet of which 182,000 square feet are dedicated to distribution and the remainder houses Alliance's corporate headquarters. Alliance owns this facility and substantially all of its contents and improvements.

        The Dayton, NJ facility is leased from Alliance's largest customer, Barnes & Noble.

        Alliance's Albany, NY facility is leased from an entity in which David Schlang and certain of his family members have an ownership interest. See "Related Party Transactions of Post-Merger Management."

        Alliance also maintains several smaller sales, distribution and administrative offices in California, Connecticut, New York and Virginia.

Legal Proceedings

        On December 20, 1999, Muze Inc. filed a complaint against Alliance in the Superior Court of the State of California for the County of Los Angeles. The complaint alleges that Alliance violated certain provisions of the California Business & Professions Code and Florida law. The complaint seeks unspecified monetary damages and injunctive relief. Alliance believes the lawsuit, the claims asserted and the relief sought therein, are without merit and plans to defend vigorously against them.

        In November 21, 2001, the Lemelson Medical, Education & Research Foundation Limited filed a complaint against Alliance, and 94 other defendants unrelated to Alliance, alleging infringement of seven patents relating to AutoID technology. The action has been stayed by the court pending conclusion of the principal litigation in a related case in Nevada. Alliance believes the lawsuit, the claims asserted and the relief sought therein, are without merit and plans to defend vigorously against them.

ALLIANCE MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Alliance Entertainment Corp and its wholly owned subsidiaries are comprised of two operating segments, Distribution and Fulfillment Services Group ("DFSG") and Digital Media Infrastructure Services Group ("DMISG"). As described elsewhere in this proxy statement/prospectus, the DMISG is being spun-off or otherwise disposed of to the stockholders of Alliance in a separate transaction prior to the consummation of the merger. Accordingly, the financial results of the DMISG are not included in this discussion. Throughout this discussion and the proxy statement/prospectus Alliance refers to the parent Alliance Entertainment Corp. and the Distribution and Fulfillment Services Group.

        The DFSG competes in the distribution and fulfillment of home entertainment products, which includes recorded music, video, and related accessory products. The DFSG provides product and commerce solutions to brick-and-mortar and e-commerce retailers and other diversified customers, while maintaining trading relationships with major manufacturers of pre-recorded music, video, and related accessory products. Through its warehousing capabilities and technology, the DFSG has developed distribution services as the core foundation of its business. In recent years the DFSG expanded its core business by providing e-commerce retailers with the ability to access its more than 335,000 SKUs, in real-time, which, in turn, allows its customers to shop home entertainment product catalogs online. Capitalizing on the growth in what is commonly referred to as "category management" or "rack jobbing" in the industry, the DFSG enhanced its Vendor Managed Inventory ("VMI") service offering during 2001 through its acquisition of assets from Fresh Picks, Inc. ("Fresh Picks").

Critical Accounting Policies and Estimates

        The following critical accounting policies are affected by management's judgments, estimates and/or assumptions during preparation of Alliance's consolidated financial statements.

  Revenue Recognition and Returns Policy

        Revenue from sales of product is recorded upon shipment. As a general practice, Alliance reserves for sales returns and allowances at the time the sale is recorded based on its average trailing twelve months' actual experience. Alliance records estimated reductions to revenue for anticipated customer returns. Customer returns are allowed provided they occur before the cutout period, which is the last date for return of product as specified by a vendor. Manufacturers of physical entertainment media provide incentives to customers for limiting returns and provide disincentives for excessive returns. Any significant increase in return levels or significant decline in industry sales could have a material and adverse effect on Alliance's financial results.

  Allowance for Doubtful Accounts

        Alliance regularly evaluates the collectibility of its accounts receivable, including advances and balances with independent record labels (whom Alliance distributes product for on an exclusive basis), based on a combination of factors. In circumstances where Alliance is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial credit down-grades), Alliance records a specific reserve for bad debts against amounts due to reduce the net receivable to an amount it reasonably believes will be collected. For all other customers, Alliance recognizes reserves for bad debts based on the length of time the receivables are past due and on its historical experience. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), Alliance's estimates of the recoverability of amounts due could be reduced by a material amount.

  Sales Concentration

        Historically, one customer, Barnes & Noble, has accounted for a significant portion of the DFSG's revenues. For the quarter ended March 31, 2002 and year ended December 31, 2001, approximately 26.7% and 31.4%, respectively, of the DFSG's net revenues were derived from sales to this significant customer. Although Alliance expects this concentration to decrease, this customer will continue to account for a significant portion of Alliance's net revenue. Alliance's financial results would be materially affected if this customer significantly reduced its purchases from Alliance. In addition, 11%-13% of Alliance's net sales are made to customers located outside of the United States, primarily in South America and Europe.

  Valuation of Long-Lived Assets

        Alliance assesses the carrying value of long-lived assets and intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable, but in no case, less than annually. Factors Alliance considers important, which could trigger an impairment review include the following:

  •
  Significant under-performance relative to historical or projected future operating results;

  •
  Significant changes in the manner or use of an asset;

  •
  A significant adverse change in legal factors or in the business climate;

  •
  An adverse action or assessment by a regulator;

  •
  Unanticipated competition;

  •
  A loss of key personnel; and

  •
  A more-likely-than-not expectation that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of.

        When there is evidence that one or more of the above indicators have been triggered, Alliance tests such assets for potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

  Seasonality

        Alliance's quarterly sales and operating results vary significantly from quarter to quarter and will likely continue to do so in the future as a result of seasonal variations in the demand for music and video products. Historically, sales are highest during the fourth quarter (the holiday season), while returns are highest during the first quarter. Due to this seasonality, Alliance typically experiences significant changes in cash flows and capacity needs during the year, with the heaviest credit needs and highest capacity requirements typically occurring during the third and fourth fiscal quarters.

Results of Operations

        The following table sets forth information derived from our consolidated statements of operations expressed as $(000's) and as a percentage of net sales:

	Three Months Ended March 31, 2002		Three Months Ended March 31, 2001		Year Ended December 31, 2001		Year Ended December 31, 2000		Year Ended December 31, 1999
	$(000's)	% net sales	$(000's)	% net sales	$(000's)	% net sales	$(000's)	% net sales	$(000's)	% net sales
Net sales	$169,124	100.0%	$113,263	100.0%	$588,604	100.0%	$464,751	100.0%	$375,345	100.0%
Cost of goods sold	150,200	88.8%	99,420	87.8%	512,264	87.0%	401,933	86.5%	320,258	85.3%

Gross Profit	18,924	11.2%	13,843	12.2%	76,340	13.0%	62,818	13.5%	55,087	14.7%
Operating expenses:
Selling, general and administrative expenses	19,198	11.4%	15,305	13.5%	64,294	10.9%	55,968	12.0%	45,605	12.1%
Amortization of intangibles	—	—	654	0.6%	2,622	0.4%	2,616	0.6%	2,872	0.8%

Cost of unrealized acquisitions	—	—	—	—	600	0.1%	—	—	1,016	0.3%

Total operating expenses	19,198	11.4%	15,959	14.1%	67,516	11.4%	58,584	12.6%	49,493	13.1%

Operating (Loss) Income	(274)	-0.2%	(2,116)	-1.9%	8,824	1.5%	4,234	0.9%	5,594	1.6%
Interest, net	736	0.4%	1,503	1.3%	4,978	0.8%	7,022	1.5%	4,940	1.3%
Other expense	—	—	—	—	600	0.1%	—	—	5	0.0%

(Loss) income before provision for income taxes	(1,010)	-0.6%	(3,619)	-3.2%	3,246	0.6%	(2,788)	-0.6%	649	0.2%
(Benefits from) provision for income taxes	(455)	-0.3	(2,352)	-2.1	2,113	0.4	—	0.0%	1,188	0.3%

Net (Loss) Income	$(555)	-0.3%	$(1,267)	-1.1%	$1,133	0.2%	$(2,788)	-0.6%	$(539)	-0.1%

(Loss) income applicable to common stockholders:
Net income (loss)	(555)		(1,267)		1,133		(2,788)		(539)
Dividends on preferred stock	(2,601)		(1,993)		(9,476)		(7,457)		(1,843)

	(3,156)		(3,260)		(8,393)		(10,246)		(2,382)

Basic net (loss) income per share	$(0.04)		$(0.05)		$(0.12)		$(0.15)		$(0.07)
Diluted net (loss) income per share	(0.04)		(0.05)		(0.12)		(0.15)		(0.07)
Basic weighted average shares outstanding	71,739		71,739		71,739		70,125		32,778
Diluted weighted average share outstanding	71,739		71,739		71,739		70,125		32,778

Comparison of Three Months Ended March 31, 2002 and 2001

        Net Sales.    Alliance's sales are derived principally from the sale of physical entertainment media. Despite the weakened domestic economy, the decrease in successful new music products and other issues facing the music industry, Alliance generated first quarter 2002 sales of $169.1 million, an increase of $55.9 million, or 49.3%, as compared to the same period of 2001. The ability of Alliance to offer VMI services, the growing popularity of the DVD video format, and the consolidation within the business were the main drivers of the first quarter growth. VMI sales of $17.2 million for the first quarter of 2002 was incremental, as this offering had not been made commercially available until the third quarter of 2001 (corresponding to the acquisition and integration of Fresh Picks). These same drivers (absent the contribution of VMI), led to an increase in sales to e-commerce customers for the first quarter of 2002 of $13.7 million, or 79.4%, as compared to the same period of the prior year. Sales to major national accounts increased $10.4 million, or 109.6%, as compared to the same quarter of 2001, with the additional sales to various new customers. Sales of export product showed a sharp increase of $10.0 million, 82.9% from the same quarter of the prior year, resulting from the addition of new European accounts and increased sales to established international customers.

        Cost of Goods Sold.    Cost of goods sold consists primarily of the costs of physical entertainment media. Gross margin for the first quarter of 2002 was 11.2%, which was below the prior year of 12.2%. The unfavorable variance, quarter over quarter, principally reflects the impact of lower margin video product accounting for an increased percentage of the overall product mix. Gross margins are primarily driven by product mix;

        Selling, General and Administrative Expenses.    Due to the increased sales detailed above, selling, general and administrative expenses for the first quarter of 2002 decreased, as a percentage of sales, compared to the same period of 2001 from 13.5% to 11.4%. In absolute dollars, selling, general and administrative expenses for the three months ended March 31, 2002 were $19.2 million, which was $3.9 million, or 25.4%, greater than the same period of the prior year. Much of the first quarter 2002 increase over the same period of 2001 can be attributed to increased sales and marketing expenses associated with delivering higher sales volumes, including an increase in labor associated with the deployment of the VMI program and an increase to Alliance's bad debt reserve corresponding to the increase in sales.

        Amortization of Intangibles.    In connection with Alliance's reorganization in August of 1998, the portion of Alliance's reorganization value, which could not be attributed to specific assets, was allocated to "Reorganization value in excess of amounts allocable to identifiable assets" ("Reorganization Value") and was being amortized over ten years. The amortization of the Reorganization Value for the three months ended March 31, 2001 was $0.6 million. Upon the adoption of SFAS No. 142 on January 1, 2002, reorganization value will no longer be amortized, but will be assessed annually for impairment.

        Interest expense.    Interest expense for the first quarter of 2002 was $0.7 million, or 51.0% below the same period of 2001. The improvement over the first quarter of 2001, was primarily due to Alliance's ability to better manage its cash flow, maintain a lower than expected balance on its revolving credit facility and take advantage of lower interest rates.

        Income taxes.    Alliance recognizes deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates. Alliance provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not. The provision for income taxes for the quarters ending March 31, 2002 and 2001 represent deferred income tax benefits of ($0.4) million and ($2.4) million, respectively, based on the estimated effective tax rate for the year ended 2001 and based on the December 31 estimated effective tax rate for the year ended December 31, 2002.

Comparison of Years Ended December 31, 2001 and 2000

        Net Sales.    Net sales were $588.6 million for the year ended December 31, 2001 compared to $464.8 million for the year ended December 31, 2000, representing sales growth of 26.6%. This growth primarily represents increased market share (i.e., new customer acquisition and increased sales from existing customers) during 2001.

        Alliance was able to enhance its market position in the home entertainment category by capitalizing on the consolidation of competition within the market in which it operates, by the growth and development of its business process management commerce solutions, such as the rollout of its VMI services, and the enhancement of its e-commerce solutions and services, and the growing popularity of the DVD format. Purchases over the Internet in 2001 maintained much of their momentum from 2000, especially for smaller ticket item purchases, such as CDs and videos (both VHS and DVD formats). This, together with new customers and increased market share from existing customers throughout 2001, led to a $40.3 million, or a 75.1%, increase in sales to e-commerce customers for the twelve months ended December 31, 2001, as compared to the same period of 2000.

Alliance was also able to capitalize on the continued growth, especially in audio and video products, of its largest customer. Finally, Alliance benefited from significant growth in the second full-year of fulfilling audio products for independent record labels on an exclusive basis.

        Cost of Goods Sold.    Cost of goods sold consists primarily of the costs of physical entertainment media. Gross margin decreased to 13.0% for the year ended December 31, 2001, from 13.5% for the year ended December 31, 2000. The decrease in gross margin was primarily due to DVD sales, which typically generate lower profit margins than other physical entertainment media, accounting for an increased percentage of sales as compared to the year ended December 31, 2000, along with competitive pricing in all product categories.

        Selling, General and Administrative Expenses.    The reduction in selling, general and administrative expenses, as a percentage of net sales, for the year ended December 31, 2001 compared to the year ended December 31, 2000, is primarily due to the sales growth of 26.6%. Selling, general and administrative expenses consist primarily of compensation and associated costs relating to operations, including occupancy costs and fees for professional services. Selling, general and administrative expense was $64.3 million, or 10.9% of net sales, for the year ended December 31, 2001 compared to $56.0 million, or 12.0% of net sales, for the year ended December 31, 2000. Much of this increase can be attributed to increased sales and marketing expenses associated with delivering higher sales volumes and an increase to Alliance's bad debt reserve to conservatively account for the increase in sales.

        Amortization of Intangibles.    In connection with Alliance's reorganization in August of 1998, the portion of Alliance's reorganization value, which could not be attributed to specific assets, was allocated to "Reorganization value in excess of amounts allocable to identifiable assets" ("Reorganization Value") and was being amortized over ten years. The amortization of the Reorganization Value for the years ended December 31, 2001 and 2000 was $2.6 million. Upon the adoption of SFAS No.142 on January 1, 2002, reorganization value will no longer be amortized, but will be assessed annually for impairment.

        Interest.    Interest consists of interest expense associated with Alliance's asset-based revolving credit facility, long-term debt and capital leases. Interest was $5.0 million for year ended December 31, 2001 compared to $7.0 million for the year ended December 31, 2000. The decrease in interest for the year ended December 31, 2001, as compared to the year ended December 31, 2000, was primarily due to Alliance's ability to better manage its cash flow and maintain a lower balance on the asset-based revolving credit facility and an overall decline in interest rates, specifically LIBOR and Prime.

        Other Expense.    At year ended December 31, 2001 Alliance determined that an investment in the amount of $0.6 million was permanently impaired; this impairment has been classified in other expense in the selected financial data above.

        Income taxes.    Alliance recognizes deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates. Alliance provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not. The provision for income taxes for the year ended December 31, 2001 includes deferred tax expense of $2.1 million. In accordance with SOP 90-7, these amounts have been credited to "reorganization value in excess of amounts allocable to identifiable assets." For the year ended December 31, 2000, no benefit for income taxes was recorded due to the fact that the tax effect of the current period book loss was offset by an equal deferred tax valuation allowance.

Comparison of Years Ended December 31, 2000 and 1999

        Net Sales.    Net product sales were $464.8 million for the year ended December 31, 2000 compared to $375.3 million for the year ended December 31, 1999, representing sales growth of 23.8%. The increase over the same period of the prior year is primarily related to increased sales to e-commerce customers as the Internet continued to gain acceptance as a legitimate commerce vehicle throughout 2000, especially for smaller ticket item purchases, such as CDs and video (both VHS and DVD formats). This together with the addition of new e-commerce customers during 2000 led to a $35.6 million, or 197.8%, increase in sales to e-commerce customers, year over year. In general, Alliance increased its customer base during 2000, which had a positive impact on net sales. The release of significant catalogued movie titles and all new releases in the DVD format also contributed to increased sales in 2000.

        Cost of Goods Sold.    Cost of goods sold consists primarily of the costs of physical entertainment media. Gross margin decreased to 13.5% for the year ended December 31, 2000 from 14.7% for the year ended December 31, 1999. The decrease in gross margin was primarily due to the first full year of DVD sales, which typically generate lower profit margins than other products and accounted for an increased percentage of sales as compared to the year ended December 31, 1999. The reduction in gross margin during 2000 can also be attributed to a decrease in advertising revenue provided by the major record labels and lower net freight income.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of compensation and associated costs relating to operations including occupancy costs and fees for professional services. Selling, general and administrative expense was $56.0 million, or 12.0% of net sales, for the year ended December 31, 2000 compared to $45.6 million, or 12.1% of net sales, for the year ended December 31, 1999. The increase in selling and marketing expense, in absolute dollars, in the year ended December 31, 2000 compared to the year ended December 31, 1999 was primarily due to increased sales and marketing expenses associated with delivering higher sales volumes partially offset by a reduction in general and administrative expenses resulting from management's efforts to reduce operating expenses.

        Amortization of Intangibles.    In connection with Alliance's reorganization in August of 1998, the portion of Alliance's reorganization value, which could not be attributed to specific assets, was allocated to "Reorganization value in excess of amounts allocable to identifiable assets" ("Reorganization Value") and was being amortized over ten years. The amortization of the Reorganization Value for the years ended December 31, 2000 and 1999 was $2.6 million and $2.9 million respectively. Upon the adoption of SFAS No. 142 on January 1, 2002, reorganization value will no longer be amortized, but will be assessed annually for impairment.

        Interest.    Interest consists of interest expense associated with Alliance's asset-based revolving credit facility, long-term debt and capital leases. Interest was $7.0 million for year ended December 31, 2000 compared to $4.9 million for the year ended December 31, 1999. The increase in interest for the year ended December 31, 2000, as compared to the year ended December 31, 1999, was primarily due to the increased capital needs associated with automating and further enhancing Alliance's warehouse, logistics and technology infrastructure to support increased sales volumes. Additionally, higher interest rates during 2000 also contributed to the increase in higher interest expense.

        Income taxes.    Alliance recognizes deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates. Alliance provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not. The provision for income taxes for the year ending December 31, 1999 includes deferred tax expense of $1.2 million. In accordance with SOP 90-7, these amounts have been credited to "reorganization value in excess of amounts allocable to identifiable assets." For the year ending December 31, 2000, no benefit for income taxes was recorded due to the tax effect of the current period book loss was offset by an equal deferred tax valuation allowance.

Liquidity and Capital Resources

        Alliance's capital requirements relate primarily to working capital and the expansion of its infrastructure to accommodate sales growth. Working capital needs are seasonal and typically are highest in the third and fourth fiscal quarters due to increases in inventories purchased for the holiday selling season and extension of credit terms to certain customers. Alliance maintains significant inventory levels to fulfill its operating commitment to maintain a large and diverse catalog of physical entertainment media. Inventories generally can be returned to suppliers. Historically, Alliance finances its working capital needs through cash generated from operations and borrowings against its asset-based revolving credit facility. The credit facility provides for borrowings of up to $135.0 million pursuant to an amendment dated May 24, 2001. This credit facility matures on August 19, 2003 and includes a $5.0 million letter of credit sub-facility.

  Comparison of Three Months Ended March 31, 2002 and 2001

        Net cash (used in) provided by operating activities.    Net cash used in operating activities was $15.2 million for the quarter ended March 31, 2002. Cash used in operations was primarily related to a decrease in accounts payable of $39.2 million, which reflects Alliance's customary first quarter pay-down to suppliers for its seasonal product purchases. Other cash used in operations was the result of an increase in inventory levels of $32.3 million, necessary to keep fill rates at a competitive standard. Offsets to cash used in operations were a decrease in accounts receivable of $56.5 million and non-cash items, such as depreciation and amortization, of $1.9 million and bad debt reserves of $0.5 million.

        Net cash provided by operating activities was $9.5 million for the quarter ended March 31, 2001. Cash provided in operations was primarily related to a decrease in accounts receivable of $36.0 million and non-cash items, such as depreciation and amortization, of $2.7 million and bad debt reserves of $0.3 million. Offsets to cash provided are a decrease in accounts payable of $20.8 million, which reflects Alliance's customary first quarter pay-down to suppliers for its seasonal product purchases, an increase in inventory levels of $6.0 million, necessary to keep fill rates at a competitive standard and other prepaid items of $0.3 million.

        Net cash used in investing activities.    Net cash used in investing activities was $1.9 million for the quarter ended March 31, 2002 and $0.7 million for the quarter ended March 31, 2001, which primarily represented capital expenditures for technology and other equipment implemented by Alliance.

        Net cash provided by (used in) financing activities.    Net cash provided by financing activities was $19.8 million for the quarter ended March 31, 2002, consisting primarily of borrowings under Alliance's revolving credit facility. Net cash used by financing activities was $11.8 million for the quarter ended March 31, 2001, consisting primarily of a reduction in Alliance's revolving credit facility.

  Comparison of Year Ended December 31, 2001 and 2000

        Net cash provided by (used in) operating activities.    Net cash provided by operating activities was $59.7 million for the year ended December 31, 2001. Cash provided was primarily related to Alliance's ability to negotiate extended credit terms with major vendors, beyond the customary 60 days. The extended terms have allowed Alliance to increase accounts payable by $94.2 million. Offsets to cash provided were an increase in inventory levels of $2.2 million, necessary to keep fill rates at a competitive standard and an increase in accounts receivable of $50.6 million, which typically increases because of fourth quarter sales volume.

        Net cash used by operating activities was $13.4 million for the year ended December 31, 2000. Cash used in operations was primarily related to an increase in accounts receivable of $23.8 million, which typically increase because of fourth quarter sales volume. Offsets to cash used are non-cash items, such as depreciation and amortization, of $10.1 million and bad debt reserves of $1.9 million.

        Net cash used in investing activities.    Net cash used in investing activities was $3.0 million for the year ended December 31, 2001 and $11.9 million for the year ended December 31, 2000. The net cash used in investing activities is primarily related to capital expenditures for warehouse technology and equipment.

        Net cash (used in) provided by financing activities.    Net cash (used in) provided by financing activities was $(61.8) million for the year ended December 31, 2001 and $27.1 million for the year ended December 31, 2000. The fluctuation in cash (used in) provided by financing activities is primarily due to borrowings against and payments on Alliance's revolving credit facility, which are directly related to our cash flows from operations.

        Throughout the year cash is expended on an on-going basis to make various capital expenditures. For the three months ended March 31, 2002 and 2001 and years ended December 2001, 2000, and 1999, expenditures were $1.9 million, $0.7 million $3.0 million, $11.9 million and $9.5 million, respectively. Expenditures are primarily made to upgrade vital computer equipment and programs, as well as improve and enhance the warehouse automation system, which is critical to keep pace with both seasonal and overall increases in sales volume.

        Alliance signed a definitive merger agreement with Liquid Audio, in which a wholly owned subsidiary of Liquid Audio will merge with and into Alliance and Alliance will survive the merger as a wholly owned subsidiary of Liquid Audio. Shareholders of Alliance will control 74% of the voting power of Liquid Audio in what is structured as a reverse triangular merger. As part of this transaction, Liquid Audio is required to have cash on the effective date of the merger no less than $82.3 million, minus certain amounts paid out between the date of the merger agreement and the effective date, including up to $1.75 million per month for operating expenses, costs and expenses for workforce reductions, legal and accounting, advisers, printing and other transactional fees, $30 million for the completion of a self-tender offer, and certain other costs and expenses.

        Alliance has various cash commitments throughout the year. For 2001, Alliance was required to pay amortized amounts on a facility Industrial Revenue Bond in the amount of $705,000 and pay principal obligations under capital leases of $994,000.

        The availability under the credit facility is subject to a borrowing base of eligible accounts receivable and eligible inventory and further reduced by outstanding letters of credit. The credit facility also includes a $2.0 million over advance whereby Alliance may borrow $2.0 million in excess of its borrowing base availability at the lender's sole discretion. At December 31, 2001, Alliance had $117.7 million available under the credit facility. The credit facility balance outstanding as of December 31, 2001 and 2000 was $17.3 million and $70.8 million, respectively.

        Alliance is required to achieve certain financial covenant ratios including a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) ratio, a fixed coverage ratio (EBITDA plus capital expenditures divided by interest expense) and a maximum capital expenditure payout ratio, measured quarterly, based upon its forecasted results of operations. While management believes these objectives are reasonable, actual results may differ materially from those projected which may adversely affect Alliance's ability to meet one or more of the financial covenants. Alliance's business is historically seasonal and the achievement of forecasted objectives requires a strong fourth quarter performance. If a violation of one or more of the financial covenants occurs, Alliance would be required to obtain a waiver from the lenders. Historically, Alliance has been able to obtain waivers or amendments for the covenants from the lender in order to remain in compliance with all covenants in the Credit Agreement; however, there can be no assurance that Alliance will be able to do so for future violations. Alliance was in compliance with such financial covenants as of March 31, 2002.

        Alliance believes its borrowing availability under the Credit Facility and cash flows from operations will be sufficient to meet its operating and capital requirements through December 31, 2002. Alliance's future operating and capital requirements, however, will depend on numerous factors, including growth and profitability of the business and future results of operations.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives and also reviewed for impairment.

        SFAS Nos. 141 and 142 were fully adopted by Alliance on January 1, 2002. Alliance has completed its analysis of the effects of the new statement, and based upon this analysis has concluded that intangible assets are not currently impaired and should not be amortized. Annual amortization expense of $1.3 million will not be reflected in the consolidated statement of operations for the year ending December 31, 2002.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 primarily addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Alliance will adopt the provisions of SFAS No. 144 effective January 1, 2002 and such adoption is not anticipated to have a significant effect on its financial statements.

ALLIANCE'S PRINCIPAL STOCKHOLDERS

        The following table presents certain information known to Alliance with respect to the beneficial ownership of Alliance's common stock as of July 15, 2002 with respect to:

  •
  all person who are beneficial owners of 5% or more of the outstanding shares of Alliance common stock;

  •
  each director of Alliance;

  •
  the individual who has served as Alliance's chief executive officer since the start of the fiscal year ended December 31, 2001;

  •
  Alliance's four most highly compensated executive officers, other than the chief executive officer; and

  •
  all directors and executive officers of Alliance as a group.

        Beneficial ownership is determined under SEC rules and generally includes voting or investment power with respect to securities. Except as indicated by the footnotes below, Alliance believes, based on information furnished to it, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of Alliance's capital stock beneficially owned by them, subject to community property laws where applicable. For purposes of computing the number of shares of common stock subject to options held by that person that are exercisable within 60 days of July 15, 2002, these shares are deemed outstanding and to be beneficially owned by the person holding the options for purpose of determining the percentage ownership of the optionee. These shares, however, are not deemed as outstanding for the purpose of computing the percentage ownership of any other person.

        The percentage of outstanding shares beneficially owned by each stockholder as of July 15, 2002 is based on 93,660,644 shares of common stock outstanding on that date, assuming that all outstanding preferred stock has been converted into common stock without giving effect to the merger, together with applicable options for that stockholder. Unless indicated below, the address for each 5% or greater stockholder is c/o Alliance Entertainment Corp., 4250 Coral Ridge Drive, Coral Springs, Florida 33065.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Shares Beneficially Owned
AEC Associates, LLC (1)	61,895,139	(2)	66.08%
Quantum Industrial Partners LDC/SFM Domestic Investments LLC (3)	4,365,478		5.71
Erika Paulson, Director (1)	61,895,139	(2)	66.08
Ira Tochner, Director (1)	61,895,139	(2)	66.08
Eric Weisman, Director/CEO (4)	1,800,356	(5)	*
Thomas A. Szabo, Director (4)	2,332,416		2.50
Paul McNulty, Director (3)	—		—
Jerry Bassin, Executive Vice President (4)	155,859	(5)	*
Peter Blei, Executive Vice President (4)	155,859	(5)	*
George Campagna, Executive Vice President (4)	140,588	(5)	*
Lonnie M. Chenkin, Senior Vice President (4)	34,000	(5)	*
David H. Schlang, Executive Vice President (4)	127,500	(5)	*
Alan Tuchman, President, Distribution and Fulfillment Services Group (4)	347,673	(5)	*
All directors and executive officers, as a group (11 persons)	66,989,390		69.5

(1)
The business address for such person(s) is: c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California 90069.

(2)
Represents shares held by AEC Associates, LLC. Ms. Paulson and Mr. Tochner represent AEC Associates, LLC and its affiliates. Ms. Paulson and Mr. Tochner disclaim beneficial ownership of the shares held by AEC Associates, LLC, except to the extent of their pecuniary interests therein.

(3)
The business address for such person(s) is: Quantum Industrial Partners LLC, 888 Seventh Avenue, 33rd Floor, New York NY 10106.

(4)
The business address for such person(s) is: c/o Alliance Entertainment Corp., 4250 Coral Ridge Drive, Coral Springs, Florida 33065.

(5)
Represents shares issuable under stock options exercisable within 60 days of July 15, 2002.

*
Represents less than 1% of the total shares.

DESCRIPTION OF LIQUID AUDIO CAPITAL STOCK

General

        Liquid Audio's restated certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by Liquid Audio's board of directors. As of June 30, 2002, 22,749,626 shares of common stock were outstanding. As of March 31, 2002, Liquid Audio had 126 stockholders of record.

Common Stock

        Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock in this offering may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of Liquid Audio liquidation, dissolution or winding up, holders of common stock will be entitled to share in Liquid Audio's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Liquid Audio may designate in the future.

Preferred Stock

        The board of directors has the authority, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the board of directors. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of Liquid Audio's outstanding voting stock. Liquid Audio has no present plans to issue any shares of preferred stock.

Warrants

        As of June 30, 2002, Liquid Audio had outstanding warrants to purchase a total of 10,200 shares of common stock at an exercise price of $6.56 per share, 254,135 shares of common stock at an exercise price of $6.56 per share, 83,334 shares of common stock at an exercise price of $26.36 per share, 83,333 shares of common stock at an exercise price of $40.00 per share, 83,333 shares of common stock at an exercise price of $50.00 per share, 77,768 shares of common stock at an exercise price of $4.98 per share, 77,772 shares of common stock at an exercise price of $5.48 per share and 77,760 shares of common stock at an exercise price of $5.98 per share. Each warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of Liquid Audio's stock at the time of the exercise of the warrant, after deducting the aggregate exercise price.

Registration Rights

        Pursuant to Liquid Audio's Second Amended and Restated Investor Rights Agreement dated July 31, 1998, among Liquid Audio and its holders of preferred stock or warrants to purchase preferred stock, the holders of approximately 9,812,909 shares of common stock, will have rights to register those shares under the Securities Act of 1933 after January 4, 2000. Subject to limitations in the Rights Agreement, the holders of at least 25% of the outstanding shares of registrable securities, or a lesser number of shares if the anticipated aggregate offering price, before underwriting discounts and commissions, would exceed $5,000,000, may require, on two occasions, that Liquid Audio use its best efforts to register its shares of registrable securities for public resale. If Liquid Audio registers any of its common stock for its own account or for the account of other security holders, the parties to the Rights Agreement may include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Subject to limitations in the Rights Agreement, the holders of at least 20% of Liquid Audio's outstanding shares of registrable securities may require Liquid Audio to register all or a portion of their registrable securities on Form S-3 when Liquid Audio is eligible to use that form, provided that the proposed aggregate price to the public would equal or exceed $500,000. Liquid Audio will bear all fees, costs and expenses of any registration on Form S-3, other than underwriting discounts and commissions. Upon the effectiveness of any registration statement filed to register Liquid Audio's common stock, all shares so registered would become freely tradable, without any restrictions imposed by the Securities Act. The holders of registration rights have agreed to waive their registration rights with respect to this offering.

Effect of Provisions of Our Certificate of Incorporation and Bylaws and the Delaware Anti-takeover Statute

        Provisions of Liquid Audio's restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Liquid Audio. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Liquid Audio's common stock. These provisions:

  •
  divide Liquid Audio's board of directors into three classes serving staggered three-year terms;

  •
  eliminate the right of stockholders to act by written consent without a meeting;

  •
  eliminate the right of stockholders to call special meetings;

  •
  eliminate cumulative voting in the election of directors; and

  •
  allow Liquid Audio to issue preferred stock without any vote or further action by the stockholders.

        The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Liquid Audio and may maintain the incumbency of Liquid Audio's board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in Liquid Audio's control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding common stock. In addition, Liquid Audio is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless:

  •
  prior to the date of the proposed action, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the proposed action, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Preferred Stock Rights Agreement

        In August 2001, the Liquid Audio board of directors adopted a preferred stock rights agreement (the "rights agreement"). Pursuant to the rights agreement the Liquid Audio board of directors declared a dividend of one right (a "right") to purchase one one-thousandth share of Liquid Audio's Series A Participating Preferred Stock (the "series A preferred") for each outstanding share of Liquid Audio stock (the "common shares"). The dividend is payable on August 27, 2001 (the "record date"), to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from Liquid Audio one one-thousandth of a share of series A preferred at an exercise price of $17 (the "purchase price"), subject to adjustment.

        Rights Evidenced by Common Share Certificates.    The rights will not be exercisable until the distribution date (defined below). Certificates for the rights ("rights certificates") will not be sent to stockholders and the rights will attach to and trade only together with the common shares. Accordingly, common share certificates outstanding on the record date will evidence the rights related thereto, and common share certificates issued after the record date will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for common shares, outstanding as of the record date, even without notation or a copy of the summary of rights being attached thereto, also will constitute the transfer of the rights associated with the common shares represented by such certificate.

        Distribution Date.    The rights will be separate from the common shares, rights certificates will be issued and the rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by Liquid Audio's board of directors) after a person or group of affiliated or associated persons ("acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the common shares then outstanding, or (b) the tenth business day (or such later date as may be determined by Liquid Audio's board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 10% or more of Liquid Audio's then outstanding common shares. The earlier of such dates is referred to as the "distribution date."

        Issuance of rights certificates; Expiration of Rights.    As soon as practicable following the distribution date, a rights certificate will be mailed to holders of record of the common shares as of the close of business on the distribution date and such certificate alone will evidence the rights from and after the distribution date. The rights will expire on the earliest of (i) August 27, 2011, (the "final expiration date"), or (ii) redemption or exchange of the rights as described below.

        Initial Exercise of the Rights.    Following the distribution date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one one-thousandth share of the series A preferred. In the event that Liquid Audio does not have sufficient series A preferred available for all rights to be exercised, or the Liquid Audio board of directors decides that such action is necessary and not contrary to the interests of rights holders, Liquid Audio may instead substitute cash, assets or other securities for the series A preferred for which the rights would have been exercisable under this provision or as described below.

        Right to Buy Liquid Audio Common Shares.    Unless the rights are earlier redeemed, in the event that an acquiring person obtains 10% or more of Liquid Audio's then outstanding common shares, then each holder of a right which has not theretofore been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, common shares having a value equal to two times the purchase price. Rights are not exercisable following the occurrence of an event as described above until such time as the rights are no longer redeemable by Liquid Audio as set forth below.

        Right to Buy Acquiring Company Stock.    Similarly, unless the rights are earlier redeemed, in the event that, after an acquiring person obtains 10% or more of Liquid Audio's then outstanding common shares, (i) Liquid Audio is acquired in a merger or other business combination transaction, or (ii) 50% or more of Liquid Audio's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right which has not theretofore been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.

        Exchange Provision.    At any time after an acquiring person obtains 10% or more of Liquid Audio's then outstanding common shares and prior to the acquisition by such acquiring person of 50% or more of Liquid Audio's outstanding common shares, the Liquid Audio board of directors of Liquid Audio may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one common share per right. Redemption At any time on or prior to the close of business on the earlier of (i) the fifth day following the attainment of 10% or more of Liquid Audio's then outstanding common shares by an acquiring person (or such later date as may be determined by action of Liquid Audio's board of directors and publicly announced by Liquid Audio), or (ii) the final expiration date, Liquid Audio may redeem the rights in whole, but not in part, at a price of $0.001 per right.

        Adjustments to Prevent Dilution.    The purchase price payable, the number of rights, and the number of series A preferred or common shares or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by Liquid Audio as set forth in the rights agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

        Cash Paid Instead of Issuing Fractional Shares.    No fractional common shares will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of the common shares on the last trading date prior to the date of exercise.

        No Stockholders' Rights Prior to Exercise.    Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Liquid Audio (other than any rights resulting from such holder's ownership of common shares), including, without limitation, the right to vote or to receive dividends.

        Amendment of Rights Agreement.    The terms of the rights and the rights agreement may be amended in any respect without the consent of the rights holders on or prior to the distribution date; thereafter, the terms of the rights and the rights agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of rights holders (other than the acquiring person).

        Rights and Preferences of the Series A Preferred.    Each one one-thousandth of a share of series A preferred has rights and preferences substantially equivalent to those of one common share.

        No Voting Rights.    Rights will not have any voting rights.

        Certain Anti-Takeover Effects.    The rights approved by the Liquid Audio board of directors are designed to protect and maximize the value of the outstanding equity interests in Liquid Audio in the event of an unsolicited attempt by an acquirer to take over Liquid Audio in a manner or on terms not approved by the Liquid Audio board of directors. Takeover attempts frequently include coercive tactics to deprive Liquid Audio's board of directors and its stockholders of any real opportunity to determine the destiny of Liquid Audio. The rights have been declared by the Liquid Audio board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of 10% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

        The rights are not intended to prevent a takeover of Liquid Audio and will not do so. Subject to the restrictions described above, the rights may be redeemed by Liquid Audio at $0.001 per right at any time prior to the distribution date. Accordingly, the rights should not interfere with any merger or business combination approved by the Liquid Audio board of directors.

        However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Liquid Audio deemed undesirable by the Liquid Audio board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire Liquid Audio on terms or in a manner not approved by Liquid Audio's board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

        Issuance of the rights does not in any way weaken the financial strength of Liquid Audio or interfere with its business plans. The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to Liquid Audio or to its stockholders, and will not change the way in which Liquid Audio's shares are presently traded. Liquid Audio's board of directors believes that the rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Transfer Agent and Registrar

        The transfer agent and registrar for Liquid Audio common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

        Liquid Audio common stock is listed on The Nasdaq National Market under the trading symbol "LQID."

COMPARISON OF RIGHTS OF HOLDERS OF LIQUID AUDIO
COMMON STOCK AND ALLIANCE COMMON STOCK

        Upon completion of the merger, the stockholders of Alliance will become stockholders of Liquid Audio, and the Liquid Audio certificate of incorporation and the Liquid Audio bylaws will govern the rights of former Alliance stockholders. Both Liquid Audio and Alliance are incorporated under Delaware law and are subject to the Delaware General Corporation Law. The following is a summary of material differences between the rights of holders of Liquid Audio common stock and the rights of holders of Alliance capital stock. While Liquid Audio believes that this description covers the material differences between the two, this summary may not contain all of the information that is important to you.

	LIQUID AUDIO (Delaware)	ALLIANCE (Delaware)

Common Stock	Liquid Audio is authorized to issue 50,000,000 shares of common stock with a par value of $0.001.	Alliance is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001.

Preferred stock	Liquid Audio is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001.	Alliance is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.01, of which 20,000 is designated as Series A1 Preferred Stock, 45,000 is designated as Series A2 Preferred Stock and 9,700,000 is designated as Series B Preferred Stock.

Special meeting of stockholders	Liquid Audio's bylaws provide that special meetings of stockholders may be called at any time by the board of directors, the chairman of the board, the chief executive officer or the president.	Alliance's bylaws provide that meetings of stockholders will be called by the chairman of the board, the president, any vice president, the secretary or any assistant secretary.

Cumulative voting	The certificate of incorporation of Liquid Audio provides that holders of stock of any class or series shall not be entitled to cumulate their votes for the election of directors or any other matter submitted to a vote of the stockholders, unless such cumulative voting is required pursuant to Sections 2115 or 301.5 of the California General Corporation Law, in which event each such holder shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected by him, and the holder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them as such holder may see fit, so long as the name of the candidate for director shall have been placed in nomination prior to the voting and the stockholder, or any other holder of the same class or series of stock, has given notice at the meeting prior to the voting of the intention to cumulate votes.	Under Delaware law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, under Delaware law, cumulative voting in the election of directors is only permitted if expressly authorized in a corporation's charter. Alliance's certificate of incorporation does not expressly authorize cumulative voting.

Action by written consent lieu of a stockholders' meeting	Liquid Audio's certificate of incorporation do not permit stockholder action to be taken without a meeting.	Alliance's certificate of incorporation and bylaws permit stockholder action to be taken by written consent in lieu of a meeting.

Voting by written ballot	Liquid Audio's certificate of incorporation and bylaws provide that the election of directors need not be by written ballot.	Alliance's bylaws provide that the board of directors or the officer of the corporation presiding at a meeting of stockholders may, in his discretion, require that votes be cast by written ballot.

Advance notice provisions for board nomination and other stockholders business—annual meetings	Liquid Audio's bylaws contain detailed advance notice and informational procedures which must be complied with for a stockholder to nominate a person to serve a director. Liquid Audio's bylaws generally require a stockholder to give notice of a proposed nominee in advance of the stockholders' meeting at which directors will be elected.	Alliance's bylaws provide that written notice of annual meetings, stating the place, date and hour of the meeting is to be given to each stockholder entitled to vote not less than ten nor more than sixty days before the meeting.

In addition, Liquid Audio's bylaws contain detailed informational procedures which must be followed for a stockholder to propose an item of business for consideration at a meeting of stockholders. To be propose an item of business, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Liquid Audio at least 120 calendar days before of the first anniversary date of the mailing of Liquid Audio's proxy statement released to stockholders in the previous year.

Advance notice provisions for board nomination and other stockholders business—special meetings	Liquid Audio's bylaws provide that, if a special meeting is called by any person other than the board of directors, then the person requesting the meeting must deliver or send a written notice that specifies the time and general purpose of the meeting to the chairman of the board, the president or the secretary of Liquid Audio. Only the business included in the notice may be transacted at the special meeting. Stockholders entitled to vote at the special meeting must receive notice of the at least ten and no more than sixty days after Liquid Audio receives the request.	Alliance's bylaws provide that special meetings of stockholders may be called by the chairman, the president, any vice president, the secretary or any assistant secretary. Special meetings must be called by any such officer at the written request of a majority of directors or at the written request of stockholders owning a majority of capital stock of the corporation entitled to vote at any meeting. Any such request must state the purpose or purposes of the proposed meeting. Advance notice stating the place, date, hour and purpose or purposes of the meeting shall be given to the stockholders entitled to vote not less than ten nor more than sixty days before the meeting.

Number of directors; Term	Liquid Audio's board of directors currently consists of five members.	Alliance's board of directors currently consists of five directors.

	The directors are divided into three classes and serve for three year terms.	Alliance's bylaws provide that the number of directors shall be not less than one nor more than fifteen members. The number of directors may be changed from time to time by the board of directors or by the vote of the holders of a majority of stock entitled to vote on such matter.

Removal of directors	Liquid Audio's bylaws provide for the removal of any director or the entire board of directors, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. However, if the stockholders are entitled to cumulative voting and less than the entire board is to be removed, then no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if they were cumulatively voted at an election of the entire board of directors.	In accordance with Delaware law, a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at the election of directors.

Notice of special meetings of the board of directors	Liquid Audio's bylaws provide that special meetings of the board of directors may be called at any time by the chairman of the board, the president, any vice president, the secretary or any two (2) directors.

	Notice of the time and place of special meetings must be given to each director. The bylaws provide specific deadlines for when a director must receive depending on the means by which the notice is given. The notice does not need to specify the purpose or the place of the meeting, if it is to be held at the principal executive office of the Liquid Audio.	Alliance's bylaws provide that special meetings of the board of directors may be called by the chairman, the president or any director. Notice of the place, date and hour of the special meeting shall be given to each director by mail, telephone or telegram with the period of notice depending on the means by which the notice is given or the circumstances surrounding the calling of the meeting.

Approval of loans to officers	Liquid Audio's bylaws provide that the corporation may lend money to, or guarantee the obligations of, or otherwise assist officers and employees whenever, in the judgment of the directors, such action may reasonably be expected to benefit the corporation.

The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured as the board of directors approves.	Alliance's bylaws provide that transactions between the corporation and a director or officer shall not be void or voidable solely because the loan is to a director or officer, solely because the director or officer is present at or participates in the meeting or committee which authorizes the loan, or solely because the director's or officer's votes are counted for such purpose as long as:

	•	the material facts as to the transaction with the director or officer are disclosed to or known by the board of directors or the committee, and the board of directors or the committee in good faith authorizes the transaction;

	•	the material facts as to the transaction with the director or officer are disclosed to or known by the stockholders entitled to vote and the transaction is specifically approved in good faith by vote of the stockholders; or

	•	the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

Indemnification	Liquid Audio's certificate of incorporation and bylaws provide indemnification of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement (approved in advance by the corporation). A person is not entitled to indemnification unless he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and not unlawful.	Alliance's bylaws provide for indemnification of any person who is or was a director or officer against all expenses, judgments, fines and/or amounts paid in settlement in any threatened, pending or completed action if the person is or was a party to the action by reason of the fact that he or she is or was a director or officer of the corporation or serving at the request of corporation as a director, officer, employee or agent of another corporation or enterprise.

No person is entitled to indemnification unless he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and not unlawful. In actions brought on behalf of Alliance in order to procure a judgment in Alliance's favor, a person is not entitled to indemnification unless he or she both satisfies the aforementioned requirements and the court determines that he or she is entitled to indemnity.

Under Alliance's bylaws, the board of directors may from time to time indemnify and/or advance expenses to employees and agents.

Limitations on liability	Liquid Audio's certificate of incorporation provide that, to the fullest extent allowed by the Delaware law, directors of Liquid Audio will not be personally liable to Liquid Audio or its stockholders for monetary damages for breach of fiduciary duty as a director.	Alliance's certificate of incorporation provides that directors of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability for breach of loyalty, for acts or omissions not in good faith or which involve intentional misconduct, under Section 174 of the Delaware General Corporation Law, or for any transaction from which such director derived an improper personal benefit.

INFORMATION PERTAINING TO ELECTION OF LIQUID AUDIO DIRECTORS AND
OTHER MATTERS

        This section of the proxy statement/prospectus describes the certain matters related to the election of two (2) Class III directors, the ratification of PricewaterhouseCoopers LLP as Liquid Audio's independent accountants for the fiscal year ending December 31, 2002 and the transaction of such other business as may properly come before the meeting or any adjournment thereof.

Purpose Of The Meeting

        At the annual stockholder meeting, stockholders will consider and vote upon the election of two (2) Class III directors to hold office for three (3) years. The Liquid Audio board of directors has nominated Gerald W. Kearby and Raymond A. Doig to serve as Class III directors.

        As you may know, musicmaker.com, Inc., a Delaware corporation, Jewelcor Management, Inc., a Nevada corporation, Barington Companies Equity Partners, L.P., a Delaware limited partnership, Ramius Securities, LLC, a Delaware limited liability company, and Domrose Sons Partnership, a New York partnership, have commenced a proxy solicitation to take control of your board of directors by nominating their own two (2) Class III directors, proposing to increase the size of the Liquid Audio board of directors from five (5) to nine (9), authorizing stockholders only to fill board of directors vacancies and newly created directorships and electing, contingent on their other proposals being approved, four (4) additional nominees to serve as directors. YOUR BOARD OF DIRECTORS STRONGLY URGES YOU NOT TO RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE MUSICMAKER GROUP. YOUR BOARD OF DIRECTORS STRONGLY URGES YOU TO VOTE "FOR" THE NOMINEES FOR DIRECTOR NOMINATED BY THE BOARD OF DIRECTORS ON THE GREEN PROXY CARD.

Why You Should Vote For The Liquid Audio Nominees

        The Liquid Audio board of directors has unanimously concluded that the musicmaker proposals are not in the best interests of Liquid Audio and its stockholders. Accordingly, the Liquid Audio board of directors unanimously recommends a vote "FOR" the nominees for director nominated by the Liquid Audio board of directors by signing, dating and returning the enclosed GREEN proxy card. Set forth below are the principal reasons to vote "FOR" the nominees for director nominated by the Liquid Audio board of directors:

  •
  The current Liquid Audio board has created a merger transaction that gives stockholders the opportunity to participate in Liquid Audio's $30 million self-tender offer.

  •
  Raymond A. Doig and Gerald W. Kearby should be re-elected to the Liquid Audio board of directors because their collective experience in the entertainment and technology industries makes them best suited to realize the strategic and financial worth of the Liquid Audio's assets in order to maximize long-term stockholder value. Mr. Doig offers a wealth of experience in the entertainment field having served as president of 20th Century Fox and on the board of directors of many well-established companies such as Coca-Cola Bottling of the Midwest and Act III Theaters. Mr. Kearby has an intimate understanding of Liquid Audio's technology and operations having served as Chairman of the Board, CEO and President since the Liquid Audio's inception in 1996. Mr. Doig and Mr. Kearby have been active in providing corporate guidance and are the best candidates to represent Liquid Audio's stockholders.

  •
  Under the current Liquid Audio board of directors, Liquid Audio has created and implemented a concrete plan to effectively reduce operating expenses and enhance stockholder value. Liquid Audio has aggressively reduced its operating expenses from $13.4 million in the first quarter of 2001 to $5.3 million in the first quarter of 2002, and reduced the net loss per share from $0.50 per share in the first quarter of 2001 to $0.22 per share in the first quarter of 2002. This was well in advance of the general market downturn and represents management's strong desire to conserve its cash in preparation of a longer-term growth horizon for digital entertainment. Liquid Audio signed key distribution deals with four out of the five major record labels, including Universal, the largest record company in the world. In addition, Liquid Audio teamed with EMI to launch the industry's first full-ownership, digital music subscription service. These recent developments are signs of momentum that offer some evidence of the long-term viability of the digital music industry.

GIVEN THESE REASONS, YOUR BOARD OF DIRECTORS STRONGLY RECOMMENDS
THAT YOU SUPPORT THE NOMINEES NOMINATED
BY THE LIQUID AUDIO BOARD OF DIRECTORS,
BY VOTING "FOR" SUCH NOMINEES
ON THE ENCLOSED GREEN PROXY CARD.

YOUR BOARD OF DIRECTORS URGES YOU NOT TO RETURN ANY WHITE PROXY CARD
SENT TO YOU BY THE MUSICMAKER GROUP.
THE BEST WAY TO SUPPORT YOUR BOARD OF DIRECTOR'S NOMINEES
AND DETERMINATIONS IS TO VOTE "FOR" SUCH NOMINEES
ON THE GREEN PROXY CARD.

YOUR VOTE IS IMPORTANT, REGARDLESS OF HOW MANY SHARES YOU OWN.
PLEASE SIGN AND DATE THE ACCOMPANYING GREEN PROXY CARD AND
MAIL IT IN THE ENCLOSED SELF-ADDRESSED ENVELOPE
AS PROMPTLY AS POSSIBLE,
WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING.

Voting Procedures

        Whether or not you plan to attend the meeting, you are urged to vote by submitting the GREEN proxy card. Duly executed and unrevoked proxies received by Liquid Audio prior to the annual stockholder meeting will be voted in accordance with the stockholder's specifications marked on that proxy card. If no specifications are marked thereon, the GREEN proxies distributed by the Liquid Audio board of directors will be voted "FOR" the election of the nominees nominated by the Liquid Audio board of directors.

        Any stockholder giving a proxy may revoke it at any time prior to voting at the annual stockholder meeting by filing with the Secretary of Liquid Audio a duly executed revocation, by submitting a later-dated proxy with respect to the same shares or by attending the stockholder meeting and voting in person (although attendance at the stockholder meeting will not in and of itself constitute a revocation of your proxy).

        A stockholder may, with respect to the election of directors, (i) vote for the election of the nominees nominated by the Liquid Audio board of directors, (ii) withhold authority to vote for both of the nominees nominated by the Liquid Audio board of directors or (iii) withhold authority to vote for any of the nominees nominated by the Liquid Audio board of directors by so indicating in the appropriate space on the proxy. Stockholders who have received the musicmaker group's proxy statement or who attend the annual stockholder meeting will also have each of the foregoing options in respect of the musicmaker nominees. Liquid Audio's Bylaws provide that at each meeting of stockholders at which a quorum is present, directors shall be elected by a plurality of votes cast by stockholders holding shares entitled to vote in the election at a meeting. The two nominees receiving the highest vote totals will be elected as directors of Liquid Audio.

        Consequently, votes that are withheld in the election of directors and broker non-votes will not be taken into account for purposes of determining the outcome of the election. THE ONLY WAY TO VOTE BY PROXY "FOR" THE NOMINEES NOMINATED BY THE LIQUID AUDIO BOARD OF DIRECTORS IS TO COMPLETE AND RETURN THE GREEN PROXY CARD. THE BOARD STRONGLY URGES YOU NOT TO SIGN OR RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE MUSICMAKER GROUP. Withholding authority to vote for the musicmaker nominees on the WHITE musicmaker group proxy card is not the same as voting "FOR" the nominees nominated by the Liquid Audio board of directors.

        With respect to the musicmaker proposals, a stockholder may vote for or against such matters or abstain from voting. Pursuant to Liquid Audio's Bylaws, each musicmaker proposal will be approved if the votes cast favoring a proposal exceeds a 66 2/3% majority of the shares outstanding as of August 12, 2002, the record date for the annual stockholder meeting. An abstention or broker non-vote on either musicmaker proposal will be treated as a vote against such musicmaker proposal. ACCORDINGLY, IF YOU ARE OPPOSED TO EITHER OR BOTH OF THE PROPOSALS, YOU SHOULD NOT SIGN OR RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE MUSICMAKER GROUP.

PROPOSAL ONE
ELECTION OF LIQUID AUDIO DIRECTORS

General

        Liquid Audio has a classified board of directors of five (5) members divided into three (3) classes with overlapping three-year terms. Each director serves in office until his or her respective successor is duly elected and qualified or until his or her earlier death or resignation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three (3) classes so that, as nearly as possible, each class will consist of an equal number of directors.

Nominees For Class III Director

        Two (2) Class III directors are to be elected at the annual stockholder meeting for a three-year term ending in 2005. The board of directors has nominated Gerald W. Kearby and Raymond A. Doig for re-election as Class III directors. The proxy holders may not vote the proxies for a greater number of persons than the number of nominees named. Unless otherwise instructed, the persons named in the enclosed proxy will vote proxies received by them for the re-election of Mr. Kearby and Mr. Doig. Messrs. Kearby and Doig have consented to being named in this proxy statement and to serve if elected; however, in the event that either nominee or both are unable to or decline to serve as a director at the time of the annual stockholder meeting, proxies will be voted for a substitute nominee designated by our present board of directors. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. The term of office of each person elected as a director will continue until such director's term expires in 2005 or until such director's successor has been elected and qualified.

LIQUID AUDIO'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
THE NOMINEES LISTED ABOVE

Required Vote

        Liquid Audio's Bylaws provide that at each meeting of stockholders at which a quorum is present, directors shall be elected by a plurality of votes cast by stockholders holding shares entitled to vote in the election at a meeting. The two nominees receiving the highest vote totals will be elected as directors of Liquid Audio.

Information Regarding Nominees And Other Directors

        Set forth below is certain information regarding the nominees for Class III directors and each of the other directors whose term of office continues after the annual stockholder meeting. Information as to the stock ownership of each director and all of Liquid Audio's current directors and executive officers as a group is set forth under "Liquid Audio Principal Stockholders."

Name	Age	Principal Occupation	Director Since
Class III Directors
Gerald W. Kearby	54	President and Chief Executive Officer of Liquid Audio, Inc.	1996
Raymond A. Doig	64	Consultant	2001
Class I Directors
Robert G. Flynn	48	Senior Vice President of Business Development of Liquid Audio, Inc.	2001
Stephen V. Imbler	50	Advisor of Hyperion Solutions Corporation	2001
Class II Directors
Ann Winblad	51	General Partner of Hummer Winblad Venture Partners	1996

Nominees For Class III Directors For A Term Expiring In 2005

        Mr. Kearby co-founded Liquid Audio in January 1996. Since January 1996, Mr. Kearby has served as President and Chief Executive Officer and as a director. From June 1995 to December 1995, Mr. Kearby was co-founder and Chief Executive Officer of Integrated Media Systems, a manufacturer of computer-based professional audio equipment. From January 1989 until June 1995, Mr. Kearby served as Vice President of Sales and Marketing at Studer Editech Corporation, a professional audio recording equipment company. Mr. Kearby holds a B.A. in broadcast management and audio engineering from San Francisco State University.

        Mr. Doig has served as a Liquid Audio director since November 2001. Mr. Doig has served as President of EMV Partners Corp., a company engaged in business consulting and as the general partner of a venture capital limited partnership, from 1986 to 1998. From 1983 to 1986, Mr. Doig was co-founder and Chief Operating Officer of Stanfill, Doig & Co., a consulting firm. From March 1977 to August 1983, Mr. Doig served as President and CEO of 20th Century Fox International and as Vice President of Corporate Development for 20th Century Fox Film Corp. During 1998 and 1999, Mr. Doig served as a fulltime operations consultant to Entertainment Properties, Inc., a wholly-owned privately held company. Mr. Doig continues to act as a consultant to Entertainment Properties, Inc. on an as needed basis. Mr. Doig holds an M.B.A., an M.S. in Public Administration and a B.S. in Physical Sciences from the University of Southern California.

Incumbent Class I Directors Whose Terms Expires In 2003

        Mr. Flynn co-founded Liquid Audio in January 1996. Since July 1999, Mr. Flynn has served as Senior Vice President of Business Development and Secretary. From January 1996 to July 1999, Mr. Flynn served as Vice President of Business Development and Secretary. Mr. Flynn also served as Chief Financial Officer from January 1996 to August 1997 and as a director from January 1996 to June 1996. From March 1987 until November 1995, Mr. Flynn served as a general partner of Entertainment Media Venture Partners I, L.P., an institutional venture capital fund investing in the entertainment, media and communications technology industries. During this time, Mr. Flynn also served on the board of directors of Integrated Media Systems. Mr. Flynn holds a B.A. in English from Stanford University and an M.B.A. from University of California at Los Angeles.

        Mr. Imbler has served as a Liquid Audio director since November 2001. Mr. Imbler has held a variety of positions at Hyperion Solutions Corporation, a business intelligence software company, since July 1995, including Advisor from October 2001 to present, President and Chief Operating Officer from April 1999 to October 2001 and Senior Vice President and Chief Financial Officer from July 1995 to April 1999. Mr. Imbler served as Senior Vice President and Chief Financial Officer for Gupta Corporation, an enterprise database software company, from November 1994 to July 1995, Vice President and Chief Financial Officer for QuickResponse Services Inc., a developer of supply chain software applications, from May 1993 to October 1994, and Vice President of Finance for Oracle Corporation, an enterprise database and software developer, from July 1987 to May 1993. Mr. Imbler also serves on the board of directors for Wavecom, Inc., a French telecommunications company. Mr. Imbler holds an M.B.A. from University of Texas at Austin and a B.M. in piano performance from Wichita State University.

Incumbent Class II Directors Whose Terms Expire In 2004

        Ms. Winblad has served as a Liquid Audio director since May 1996. Ms. Winblad has been a general partner of Hummer Winblad Venture Partners, a venture capital investment firm, since 1989. She is a member of the board of trustees of the University of St. Thomas and is an advisor to numerous entrepreneurial groups such as the Software Development Forum and Software Industry Business Practices. Ms. Winblad also serves on the boards of directors of Net Perceptions Inc., a developer and supplier of real-time recommendation technology for the Internet, The Knot, Inc., an Internet-based wedding services company, and several private companies, and on the board of trustees of the University of St. Thomas. Ms. Winblad holds a B.S. in mathematics and business administration from the College of Saint Catherine and an M.A. in education with an economics focus from the University of St. Thomas.

        There are no family relationships among any of the Liquid Audio directors or executive officers.

Board of Directors Meetings And Committees

        Liquid Audio's board of directors held a total of twelve (12) meetings during 2001. During 2001, no director attended fewer than 75% of the meetings of our board of directors or the meetings of committees, if any, upon which such director served. Certain matters approved by Liquid Audio's board of directors were approved by unanimous written consent.

Director Compensation

        In February 2002, Liquid Audio's board of directors approved a plan to that provides non-employee directors with cash compensation of $10,000 upon initial election and on each anniversary of becoming a director during their term of service, and $1,000 per meeting of the board of directors attended during their term of service. Previously, Liquid Audio directors did not receive cash compensation for their service as members of the board of directors. Ann Winblad declined to accept the cash compensation under this plan. Liquid Audio directors are reimbursed for certain expenses in connection with attendance at board of directors and committee meetings. Non-employee directors are granted a fully vested option to purchase 30,000 shares of common stock upon initial election and a fully vested option to purchase 10,000 shares of common stock on each anniversary of becoming a director during their term of service. Liquid Audio does not provide additional compensation for committee participation or special assignments of the board of directors. In June 2001, Liquid Audio granted Ann Winblad an option to purchase 10,000 shares of common stock, and in November 2001, Liquid Audio granted Stephen V. Imbler and Raymond A. Doig an option to purchase 30,000 shares of common stock each.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires Liquid Audio's officers and directors, and persons who own more than 10% of a registered class of the its equity securities, to file certain reports regarding ownership of, and transactions in, its securities with the SEC and with Nasdaq. Such officers, directors and 10% shareholders are also required by SEC rules to furnish Liquid Audio with copies of all Section 16(a) forms that they file.

        Based solely on review of copies of Forms 3, 4, 5 and amendments thereto furnished to Liquid Audio pursuant to Rule 16(a)-(e) with respect to the last fiscal year and any written representations referred to in Item 405(b)(2)(i) of Regulation S-K stating that no Forms 5 were applicable to its officers, directors and 10% shareholders were complied with, Liquid Audio believes that all reports required to be filed under Section 16(a) have been filed on a timely basis by the foregoing persons for its 2001 fiscal year, except as follows: a late filing of a Form 3 by Stephen V. Imbler, resulting in his initial holdings not being timely reported; a late filing of a Form 3 by Raymond A. Doig, resulting in his initial holdings not being timely reported; late filings of a Form 4 and a Form 5 by Gerald W. Kearby, resulting in one sales transaction and one option grant not being timely reported; late filings of a Form 4 and a Form 5 by Philip R. Wiser, resulting in three sales transactions and one option grant not being timely reported; a late filing of a Form 5 by Ann Winblad, resulting in an option grant not being timely reported; a late filing of a Form 5 by Robert G. Flynn, resulting in an option grant not being timely reported; a late filing of a Form 5 by Michael R. Bolcerek, resulting in an option grant not being timely reported; a late filing of a Form 5 by Silvia Kessel, resulting in an option grant not being timely reported; a late filing of a Form 5 by Mathieu Prevost, resulting in an option grant not being timely reported; a late filing of a Form 5 by Leon Rishniw, resulting in two option grants not being timely reported; and a late filing of a Form 5 by Richard W. Wingate, resulting in an option grant not being timely reported.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

        Liquid Audio's board of directors has selected PricewaterhouseCoopers LLP as its independent accountants to audit our financial statements for our fiscal year ending December 31, 2002. PricewaterhouseCoopers LLP has audited Liquid Audio's financial statements since 1996. Liquid Audio's board of directors recommends that stockholders vote for ratification of such appointment. In the event of a negative vote on ratification, our board of directors will reconsider its selection. A representative of PricewaterhouseCoopers LLP is expected to be available at the annual stockholder meeting with the opportunity to make a statement if such representative desires to do so, and is expected to be available to respond to appropriate questions. The following is a summary of fees billed to us by PricewaterhouseCoopers LLP during fiscal 2001:

Audit Fees

        Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in connection with its audit of our consolidated financial statements as of and for the year ended December 31, 2001 and its limited reviews of Liquid Audio's unaudited condensed consolidated interim financial statements were $245,527, of which an aggregate amount of $30,000 has been billed through December 31, 2001.

Financial Information Systems Design And Implementation Fees

        During the year ended December 31, 2001, PricewaterhouseCoopers LLP rendered no professional services to Liquid Audio in connection with the design and implementation of financial information systems.

All Other Fees

        In addition to the fees described above, aggregate fees of $170,312 were billed by PricewaterhouseCoopers LLP during the year ended December 31, 2001, primarily for the following professional services:

Audit-related services	$120,000
Income tax compliance and related tax services	$50,312

        The audit committee has determined that the rendering of non-audit services by PricewaterhouseCoopers LLP was compatible with maintaining their independence.

Required Vote

        Stockholder ratification of the selection of PricewaterhouseCoopers LLP as Liquid Audio's independent public accountants is not required by Liquid Audio's Bylaws or other applicable legal requirement. However, the board of directors is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee and the board of directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the board of directors at its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in Liquid Audio's and Liquid Audio's stockholders' best interests. The affirmative vote of the holders of a majority of the shares represented and entitled to vote at the annual stockholder meeting will be required to ratify the selection of PricewaterhouseCoopers LLP as Liquid Audio's independent public accountants for the fiscal year ending December 31, 2002. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

LIQUID AUDIO'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP
AS LIQUID AUDIO'S INDEPENDENT ACCOUNTANTS FOR THE 2002 FISCAL YEAR.

PROPOSAL THREE
APPROVAL OF ISSUANCE OF LIQUID AUDIO STOCK IN THE MERGER

        At the annual meeting of Liquid Audio stockholders, and any adjournment or postponement thereof, Liquid Audio stockholders will be asked to consider and vote upon a proposal to approve the issuance of Liquid Audio stock in the merger of April Acquisition Corp., a wholly-owned subsidiary of Liquid Audio, with and into Alliance Entertainment Corp., pursuant to an Amended and Restated Agreement and Plan of Merger dated as of July 14, 2002, by and among Liquid Audio, April Acquisition Corp. and Alliance.

LIQUID AUDIO'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
THE ISSUANCE OF LIQUID AUDIO STOCK IN THE MERGER.

Required Vote

        Approval of the issuance of Liquid Audio stock in the merger will require the affirmative vote of a majority of the outstanding shares of Liquid Audio stock voting on the proposal at the Liquid Audio annual meeting, either in person or represented by proxy. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

OTHER PROPOSALS

Solicitation By Musicmaker

        The musicmaker group has commenced a proxy solicitation to take control of your board of directors by:

  •
  electing the musicmaker group's nominees for the board of directors as Class III directors;

  •
  amending Liquid Audio's By-laws to expand the board of directors and authorize only stockholders to fill the newly created directorships; and

  •
  electing the four nominees of the musicmaker group to fill these new board of directors positions.

        The musicmaker nominees have indicated their intention to discontinue Liquid Audio's present operations and to distribute "excess cash" to Liquid Audio stockholders

Why You Should Reject The Musicmaker Proposals

        The board of directors has unanimously concluded that the musicmaker proposals are not in the best interests of Liquid Audio and its stockholders. Accordingly, the board of directors unanimously recommends a vote "FOR" the nominees nominated by the board of directors by signing, dating and returning the enclosed GREEN proxy card.

        This annual stockholder meeting is of particular importance to all stockholders of Liquid Audio in light of the attempt by the musicmaker group to take control of your board of directors with a slate of director nominees dominated by affiliates of the musicmaker group without offering a premium.

YOUR BOARD OF DIRECTORS STRONGLY URGES YOU
TO REJECT THE MUSICMAKER NOMINEES AND
TO REJECT THE MUSICMAKER PROPOSALS.

YOUR BOARD OF DIRECTORS STRONGLY URGES YOU NOT TO RETURN
ANY WHITE PROXY CARD SENT TO YOU BY THE MUSICMAKER GROUP.
THE BEST WAY TO SUPPORT THE BOARD OF DIRECTOR'S NOMINEES DETERMINATIONS
IS TO VOTE "FOR" THE BOARD OF DIRECTOR'S NOMINEES
ON THE GREEN PROXY CARD.

GIVEN THESE REASONS, YOUR BOARD OF DIRECTORS STRONGLY RECOMMENDS
THAT YOU SUPPORT THEIR NOMINEES, WHO THE BOARD OF DIRECTORS BELIEVES
ARE HIGHLY QUALIFIED, BY VOTING "FOR" SUCH NOMINEES
ON THE ENCLOSED GREEN PROXY CARD.

Required Vote

        With respect to the musicmaker proposals, a stockholder may vote for or against such matters or abstain from voting. Pursuant to Liquid Audio's Bylaws, each musicmaker proposal, other than for the election of two (2) Class III directors, will be approved if the votes cast favoring a proposal exceeds a 66 2/3% majority of the shares outstanding as of August 12, 2002, the record date for the annual stockholder meeting.

OTHER INFORMATION

Report of the Compensation Committee of the Liquid Audio Board

        The compensation committee of the board of directors establishes the general compensation policies of the Company as well as the compensation plans and specific compensation levels for executive officers. It also administers the Company's employee stock benefit plan for executive officers. The compensation committee is currently composed of independent, non-employee directors who, except as disclosed under "Management-Compensation Committee Interlocks and Insider Participation Pre-Merger," have no interlocking relationships as defined by the Securities and Exchange Commission.

        The compensation committee believes that the compensation of the executive officers, including that of the Chief Executive Officer (each, an "Executive Officer" and collectively, the "Executive Officers"), should be influenced by the Company's performance. The compensation committee establishes the salaries and bonuses of all of the Executive Officers by considering: (i) the Company's financial performance for the past year; (ii) the achievement of certain objectives related to the particular Executive Officer's area of responsibility; (iii) the salaries and bonuses of Executive Officers in similar positions of comparably-sized companies; and (iv) the relationship between revenue and Executive Officer compensation.

        In 2001, the compensation committee reviewed management's recommendations and a third party report on Executive Officer compensation that concluded that the Company was at risk due to discrepancies between the compensation paid to some of its management team and the market rate of compensation paid to similarly-situated executives. Based on that report and a review of the Company's recent performance, the compensation committee approved minimum increases to the base and incentive bonus compensation of many of the Company's Executive Officers. These increases were made effective as of June 1, 2001. The committee believes that, with these increases in place, the Company's Executive Officer salaries and bonuses in 2001 were comparable in the industry for similarly-sized businesses.

        In addition to salary and bonus, the compensation committee, from time to time, grants options to Executive Officers. The compensation committee views option grants as an important component of its long-term, performance-based compensation philosophy. Since the value of an option bears a direct relationship to the Company's stock price, the compensation committee believes that options motivate Executive Officers to manage the Company in a manner that will also benefit stockholders. As such, options are granted at the current market price. One of the principal factors considered in granting options to an Executive Officer is the Executive Officer's ability to influence the Company's long-term growth and profitability.

        In approving the Chief Executive Officer's salary and stock option grants, the compensation committee generally followed the policies set forth above. Mr. Kearby's base annual salary of $238,423 and a cash bonus of $52,000 for fiscal year 2001, reflects his position, duties and responsibilities.

                      Compensation Committee of the Board of Directors
                      Ann Winblad
                      Raymond A. Doig

        THE FOREGOING COMPENSATION COMMITTEE REPORT SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE FILED WITH THE SEC, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY PAST OR FUTURE FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT THE COMPANY SPECIFICALLY INCORPORATES IT BY REFERENCE INTO SUCH FILING.

REPORT OF THE AUDIT COMMITTEE OF THE LIQUID AUDIO BOARD

        The audit committee of the board of directors consists of three non-employee directors, Mr. Imbler, Ms. Winblad and Mr. Doig, each of whom has been determined to be independent under the National Association of Securities Dealers' Listing Standards. The audit committee is a standing committee of the board of directors and operates under a written charter adopted by the board of directors. Among its other functions, the audit committee recommends to the board of directors, subject to stockholder ratification, the selection of independent accountants.

        Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted accounting principles in the United States and to issue a report thereon. The audit committee's responsibility is to monitor and oversee these processes.

        During fiscal 2001, at each of its meetings, the audit committee met with the senior members of the Company's financial management team and the independent accountants. The audit committee's agenda is established by the audit committee and senior members of the Company's financial management team. The audit committee has reviewed with management and the independent accountants the audited consolidated financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the consolidated financial statements. Management represented to the audit committee that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. The audit committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

        The independent accountants also provided to the audit committee the written disclosure required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The audit committee discussed with the independent accountants that firm's independence and considered whether the non-audit services provided by the independent accountants are compatible with maintaining its independence.

        Based on the audit committee's discussion with management and the independent accountants, and the audit committee's review of the representation of management and the report of the independent accountants to the audit committee, the audit committee recommended that the board of directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

                      Audit Committee of the Board of Directors
                      Stephen V. Imbler
                      Ann Winblad
                      Raymond A. Doig

        THE FOREGOING AUDIT COMMITTEE REPORT SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE FILED WITH THE SEC, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY PAST OR FUTURE FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT THE COMPANY SPECIFICALLY INCORPORATES IT BY REFERENCE INTO SUCH FILING.

PERFORMANCE GRAPH

        The following graph compares the cumulative total return to stockholders on Liquid Audio's common stock with the cumulative total return of the Nasdaq Stock Market Index-U.S. and a group of peer issuers selected in good faith and comprised of Intertrust Technologies Corporation (ITRU), musicmaker.com, Inc. (HITS), Preview Systems, Inc. (PRVW) and RealNetworks, Inc. (RNWK). The graph assumes that $100 was invested on July 9, 1999, the date of Liquid Audio's initial public offering, in its common stock, the Nasdaq Stock Market Index-U.S. and the peer group, including reinvestment of dividends. No dividends have been declared or paid on Liquid Audio's common stock. Historic stock price performance is not necessarily indicative of future stock price performance.

*
$100 invested on July 9, 1999 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Company/Index	7/9/99	9/99	12/99	3/00	6/00	9/00	12/00	3/01	6/01	9/01	12/01
Liquid Audio	100.00	246.67	175.00	88.33	63.13	30.00	17.09	16.25	19.67	13.67	15.67
Peer Group	100.00	108.83	122.74	105.40	78.37	58.59	13.49	12.20	15.86	6.81	8.29
Nasdaq Stock Market (U.S.)	100.00	98.42	145.46	163.30	141.99	130.66	87.49	65.31	76.98	53.40	69.42

        THE INFORMATION CONTAINED IN THE STOCK PERFORMANCE GRAPH SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE FILED WITH THE SEC, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY FUTURE FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT THE COMPANY SPECIFICALLY INCORPORATES IT BY REFERENCE INTO SUCH FILING.

PARTICIPANTS IN THE SOLICITATION

        Under applicable regulations of the SEC, each member of the board of directors and certain officers of Liquid Audio may be deemed to be a "participant" in Liquid Audio's solicitations of proxies in connection with the annual stockholder meeting. For information with respect to each participant in Liquid Audio's solicitation of proxies in connection with the annual stockholder meeting please refer to (i) the table of security ownership of directors and executive officers under the heading "Management-Liquid Audio Principal Stockholders", (ii) the discussion under the heading "Management—Employee Contracts and Change of Control Arrangements Pre-Merger" and (iii) the discussion under the section "Information Regarding Ownership Of Liquid Audio's Securities By Participants".

Information Concerning The Directors And Certain Executive Officers And Employees Of Liquid Audio

        The following table sets forth the name and present principal occupation or employment (except with respect to directors, whose principal occupation is set forth in the Proxy Statement), and the name, principal business and address of any corporation or other organization in which such employment is carried on, of (1) the directors of Liquid Audio and (2) certain executive officers and other employees of Liquid Audio who may assist in soliciting proxies from stockholders of Liquid Audio. Unless otherwise indicated, the principal business address of each such person is c/o Liquid Audio, Inc., 800 Chesapeake Drive, Redwood City, CA 94063. Ages shown are as of March 9, 2002.

Name and Principal Business Address	Present Office or Other Principal Occupation or Employment
Gearld W. Kearby (age 54)	President, Chief Executive Officer and Director of Liquid Audio, Inc.
Raymond A. Doig (age 64)	Consultant and Director of Liquid Audio, Inc.
Robert G. Flynn (age 48)	Senior Vice President of Business Development and Director of Liquid Audio, Inc.
Stephen V. Imbler (age 50)	Advisor of Hyperion Solutions Corporation and Director of Liquid Audio, Inc.
Ann Winblad (age 51)	General Partner of Hummer Winblad Venture Partners and Director of Liquid Audio, Inc.
Michael R. Bolcerek (age 40)	Senior Vice President and Chief Financial Officer of Liquid Audio, Inc.
Richard W. Wingate (age 49)	Senior Vice President of Content Development and Label Relations of Liquid Audio, Inc.
Leon Rishniw (age 36)	Vice President of Engineering of Liquid Audio, Inc.
H. Thomas Blanco (age 52)	Vice President of Human Resources of Liquid Audio, Inc.

Information Regarding Ownership of Liquid Audio's Securities by Participants

        The number of shares of Liquid Audio common stock held by directors and the named executive officers is set forth in the proxy statement under the caption, "Liquid Audio Principal Stockholders." The number of shares of Liquid Audio common stock beneficially held by Michael R. Bolcerek as of June 30, 2002 is 66,666, all of which are shares of common stock issuable within 60 days of June 30, 2002 upon the exercise of options and other rights beneficially owned by Mr. Bolcerek on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to all shares of common stock. To Liquid Audio's knowledge, except under applicable community property laws or as otherwise indicated, Mr. Bolcerek has sole voting and sole investment control with respect to all shares of common stock beneficially owned.

Purchases And Sales Of Securities

        The following table sets forth information concerning all purchases and sales of securities of Liquid Audio by the participants listed below during the past two years.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock
Gearld W. Kearby	2/28/01	Sale	12,500
H. Thomas Blanco	10/31/00	Purchase	1,063
	4/30/01	Purchase	2,500
	10/31/01	Purchase	2,069
	4/30/02	Purchase	2,500

        Michael R. Bolcerek and Robert G. Flynn have agreed to serve as the proxies on Liquid Audio's GREEN proxy card.

        Other than as disclosed herein, none of Liquid Audio, any of its directors, executive officers or the employees of Liquid Audio named herein owns any securities of Liquid Audio or any subsidiary of Liquid Audio, beneficially or of record, has purchased or sold any of such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed herein, to the best knowledge of Liquid Audio, its directors and executive officers or the employees of Liquid Audio named in "Information Concerning The Directors And Certain Executive Officers And Employees Of Liquid Audio", none of their associates beneficially owns, directly or indirectly, any securities of Liquid Audio.

        Other than as disclosed herein, to the knowledge of Liquid Audio, none of Liquid Audio, any of its directors, executive officers or the employees of Liquid Audio named in "Liquid Audio Principal Stockholders" or "Information Concerning The Directors And Certain Executive Officers And Employees Of Liquid Audio" has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the annual stockholder meeting.

        Other than as disclosed herein, to the knowledge of Liquid Audio, none of Liquid Audio, any of its directors, executive officers or the employees of Liquid Audio named in "Information Concerning The Directors And Certain Executive Officers And Employees Of Liquid Audio" is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Liquid Audio, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        Other than as set forth herein, to the knowledge of Liquid Audio, none of Liquid Audio, any of its directors, executive officers or the employees of Liquid Audio named in "Information Concerning The Directors And Certain Executive Officers And Employees Of Liquid Audio", or any of their associates, has had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of Liquid Audio's last fiscal year or any currently proposed transactions, or series of similar transactions, to which Liquid Audio or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000.

        Other than as set forth herein, to the knowledge of Liquid Audio, none of Liquid Audio, any of its directors, executive officers or the employees of Liquid Audio named in "Information Concerning The Directors And Certain Executive Officers And Employees Of Liquid Audio", or any of their associates, has any arrangements or understandings with any person with respect to any future employment by Liquid Audio or its affiliates or with respect to any future transactions to which Liquid Audio or any of its affiliates will or may be a party.

COSTS AND METHOD OF SOLICITATION

        Proxies may be solicited by mail, advertisement, telephone, via the Internet or in person. Solicitations may be made by directors, officers, investor relations personnel and other employees of Liquid Audio, none of whom will receive additional compensation for such solicitations.

        Liquid Audio has retained Georgeson Shareholder to provide solicitation and advisory services in connection with the proxy solicitation, for which Georgeson Shareholder is to receive a fee estimated at $75,000, together with reimbursement for its reasonable out-of-pocket expenses and for payments made to brokers and other nominees for their expenses in forwarding soliciting material. Georgeson Shareholder will distribute proxy materials to beneficial owners and solicit proxies by personal interview, mail, telephone and telegram, and via the Internet, and will request brokerage houses and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of shares of Liquid Audio common stock. Liquid Audio has also agreed to indemnify Georgeson Shareholder against certain liabilities and expenses. It is anticipated that Georgeson Shareholder will employ approximately 35 persons to solicit stockholders for the annual stockholder meeting.

        Costs incidental to these solicitations of proxies will be borne by Liquid Audio and include expenditures for printing, postage, legal, accounting, public relations, soliciting, advertising and related expenses and are expected to be approximately $500,000 in addition to the fees of Georgeson Shareholder described above (excluding the amount normally expended by Liquid Audio for the solicitation of proxies at its annual meetings). Total costs incurred to date for, in furtherance of, or in connection with these solicitations of proxies are approximately $200,000.

OTHER MATTERS

        The board of directors does not intend to present any other matters at the annual stockholder meeting. If any other matters properly come before the annual stockholder meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

        It is important that your shares be represented at the meeting, regardless of the number of shares which you hold. You are, therefore, urged to execute and return, at your earliest convenience, the accompanying proxy in the envelope which has been enclosed.

EXPERTS

        The consolidated financial statements of Liquid Audio, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in this proxy statement/prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of the Distribution and Fulfillment Services Group of Alliance Entertainment Corp. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in this proxy statement/prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the shares of Liquid Audio stock offered has been passed upon for Liquid Audio by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Certain tax consequences of the merger have been passed upon for Liquid Audio by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

STOCKHOLDER PROPOSALS

        Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

        Liquid Audio has not yet determined the date upon which it will hold its annual meeting of stockholders for 2003. When the 2003 annual meeting is held, stockholder proposals must be received by Liquid Audio no later than 120 days prior to the annual meeting and must otherwise comply with the requirements of Rule 14a-8, to be included in Liquid Audio's proxy statement for the 2003 annual meeting. All stockholder proposals should be marked for the attention of the Secretary, Liquid Audio, Inc., 800 Chesapeake Drive, Redwood City, California 94063.

WHERE YOU CAN FIND MORE INFORMATION

        Liquid Audio has filed reports, proxy statements, and other information with the Securities and Exchange Commission. Copies of its reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

        Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding both Liquid Audio and Alliance. The address of the SEC website is http://www.sec.gov.

        Reports, proxy statements, and other information concerning Liquid Audio may also be inspected at The National Association of Securities Dealers, 1735 K Street N.W., Washington, D.C. 20006.

        All documents filed by Liquid Audio under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, after the date of this proxy statement/prospectus and before the date of the annual Liquid Audio stockholder meeting or the Alliance Entertainment special meeting, are incorporated by reference into and deemed to be a part of this proxy statement/prospectus from the date of filing of those documents.

        You should rely only on the information contained in this proxy statement/prospectus or on information to which Liquid Audio and Alliance have referred you. Liquid Audio and Alliance have not authorized anyone else to provide you with any information.

        If you wish to receive copies of any of the Liquid Audio documents listed above before the meetings, you should make a request by                        , 2002 to ensure timely delivery of the documents.

        You should rely only on (i) the information contained in this proxy statement/prospectus or (ii) information to which Liquid Audio and Alliance have referred you. Liquid Audio and Alliance have not authorized anyone to provide you with information that is different. Liquid Audio provided the information concerning Liquid Audio. Alliance provided the information concerning Alliance.

        Liquid Audio has filed a registration statement under the Securities Act with the SEC with respect to Liquid Audio common stock to be issued to Alliance stockholders in the merger. This proxy statement/prospectus constitutes the prospectus of Liquid Audio filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.

INDEX TO FINANCIAL STATEMENTS

Page
LIQUID AUDIO, INC.
Condensed Consolidated Balance Sheets (unaudited) as of March 31, 2002 and December 31, 2001	F-2
Condensed Consolidated Statements of Operations (unaudited) for the Three Months Ended March 31, 2002 and 2001	F-3
Condensed Consolidated Statements of Cash Flows (unaudited) for the Three Months Ended March 31, 2002 and 2001	F-4
Notes to Condensed Consolidated Financial Statements (unaudited)	F-5
Report of Independent Accountants	F-13
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-14
Consolidated Statements of Operations as of December 31, 2001, 2000 and 1999	F-15
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2001, 2000 and 1999	F-16
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	F-17
Notes to Consolidated Financial Statements	F-18
ALLIANCE ENTERTAINMENT CORP.
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Balance Sheets (unaudited) as of March 31, 2002 and December 31, 2001	F-40
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Operations (unaudited) for the Three Months Ended March 31, 2002 and 2001	F-41
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Cash Flows (unaudited) for the Three Months Ended March 31, 2002 and 2001	F-42
Notes to Consolidated Financial Statements (unaudited)	F-43
Report of Independent Certified Public Accountants	F-47
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Balance Sheets as of December 31, 2001 and 2000	F-48
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Operations as of December 31, 2001, 2000 and 1999	F-49
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2001, 2000 and 1999	F-50
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	F-51
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Notes to Consolidated Financial Statements	F-52

LIQUID AUDIO, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2002	December 31, 2001
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$86,358	$91,594
Accounts receivable, net	134	130
Other current assets	956	1,099

Total current assets	87,448	92,823

Restricted cash	826	826
Property and equipment, net	2,994	3,603
Other assets	163	163

Total assets	$91,431	$97,415

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$849	$1,107
Accrued liabilities	3,075	3,821
Deferred revenue	110	122
Capital lease obligations	21	28
Equipment loan	47	169
Note payable to related party	339	343

Total current liabilities	4,441	5,590

Stockholders' equity:
Common stock	23	23
Additional paid-in capital	203,006	202,969
Unearned compensation	(27)	(43)
Accumulated deficit	(115,987)	(111,094)
Accumulated other comprehensive loss	(25)	(30)

Total stockholders' equity	86,990	91,825

Total liabilities and stockholders' equity	$91,431	$97,415

See accompanying notes to condensed consolidated financial statements

LIQUID AUDIO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except  per share amounts; unaudited)

	Three Months Ended March 31,
	2002	2001
Net revenues:
License	$36	$290
Services	99	425
Business development (related party)	—	946

Total net revenues	135	1,661

Cost of net revenues:
License	97	159
Services	128	711
Non-cash cost of revenue	33	83

Total cost of net revenues	258	953

Gross profit	(123)	708
Operating expenses:
Sales and marketing	1,158	4,656
Non-cash sales and marketing	11	9
Research and development	3,023	5,230
Non-cash research and development	5	9
General and administrative	1,106	3,194
Non-cash general and administrative	—	5
Strategic marketing—equity instruments	—	312

Total operating expenses	5,303	13,415

Loss from operations	(5,426)	(12,707)
Other income (expense), net	533	1,659
Loss in equity investment	—	(219)

Net loss	$(4,893)	$(11,267)

Net loss per share:
Basic and diluted	$(0.22)	$(0.50)

Weighted average shares	22,709	22,528

See accompanying notes to condensed consolidated financial statements

LIQUID AUDIO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands; unaudited)

	Three Months Ended March 31,
	2002	2001
Cash flows from operating activities:
Net loss	$(4,893)	$(11,267)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	646	1,122
Amortization of unearned compensation	16	24
Allowance for doubtful accounts and sales returns reserve	—	18
Equity in net loss of investments	—	219
Strategic marketing-equity instruments	—	312
Non-cash cost of revenue	33	82
Changes in assets and liabilities:
Accounts receivable from third parties	(4)	(87)
Accounts receivable from related parties	—	110
Other assets	143	675
Accounts payable	(258)	(236)
Accrued liabilities	(746)	778
Deferred revenue from third parties	(12)	149
Deferred revenue from related parties	—	(1)

Net cash used in operating activities	(5,075)	(8,102)

Cash flows from investing activities:
Acquisition of property and equipment	(37)	(446)
Sales of short-term investments, net	—	26,886
Equity investment	—	(165)

Net cash provided by (used in) investing activities	(37)	26,275

Cash flows from financing activities:
Proceeds from issuance of common stock, net of repurchases	4	—
Payments made under capital leases	(7)	(36)
Payments made under equipment loan	(122)	(148)

Net cash used in financing activities	(125)	(184)

Effect of exchange rates on cash and cash equivalents	1	(80)

Net increase (decrease) in cash and cash equivalents	(5,236)	17,909
Cash and cash equivalents at beginning of period	91,594	96,398

Cash and cash equivalents at end of period	$86,358	$114,307

Supplemental disclosures:
Cash paid for interest	$9	$22
Non-cash investing and financing activities:
Issuance of warrants in connection with strategic marketing agreements	$33	$51
Issuance of common stock in connection with strategic marketing agreements	—	343

See accompanying notes to condensed consolidated financial statements

LIQUID AUDIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

        Liquid Audio, Inc. (the "Company") was incorporated in California in January 1996 and reincorporated in Delaware in April 1999. In July 2000, the Company established a wholly-owned subsidiary in the United Kingdom, Liquid Audio Europe PLC, which reregistered in August 2001 as Liquid Audio Europe Limited, to develop sales in Europe. The Company was formed with the goal of becoming the premier provider of software applications and services that enable the secure delivery and sale of digital music over the Internet. The Company's end-to-end solutions enable the secure distribution, promotion and sale of high quality music files while providing consumers with the ability to access, preview and purchase that music via the Internet.

Basis of presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared by the Company and reflect all adjustments, which are in the opinion of management, necessary for a fair presentation of the interim periods presented. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for any subsequent quarter or for the year ending December 31, 2002. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. A condensed consolidated statement of comprehensive loss has not been presented because the components of comprehensive loss are not material.

        These unaudited condensed consolidated interim financial statements and notes included herein should be read in conjunction with the Company's audited consolidated financial statements and notes as included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission (the "SEC") on March 29, 2002.

Reclassifications

        Certain reclassifications have been made to the prior periods' consolidated financial statements to conform to the current period presentation.

Principles of consolidation

        The financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated. Investments in entities in which the Company can exercise significant influence, but are less than majority owned and not otherwise controlled by the Company, are accounted for under the equity method.

Restricted cash

        At March 31, 2002, the Company had a cash balance of $826,000 in the form of certificates of deposit, which were restricted from withdrawal. The amount serves as collateral to a letter of credit issued by the Company's bank to the Company's lessor as security deposit on a long-term lease.

Revenue recognition

        Software license revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, no significant Company obligations with regard to implementation or integration exist, the fee is fixed or determinable and collection is probable as prescribed in SOP No. 97-2, "Software Revenue Recognition." For arrangements with multiple elements, the total fee from the arrangement is allocated among each element based upon vendor specific objective evidence ("VSOE") of fair value. When VSOE of fair value exist for the undelivered elements, primarily maintenance, the Company accounts for the license portion based on the "residual method" as prescribed by SOP No. 98-9, "Modification of SOP 97-2 with Respect to Certain Transactions." When VSOE of fair value does not exist for the undelivered elements, the total fee from the arrangement is recognized ratably over the period of the contract. The Company recognizes revenue allocated to maintenance ratably over the contract period, which is generally twelve months.

        Business development revenue primarily consists of license and maintenance fees from agreements under which the Company gives its strategic partners the right to license and use the Company's digital recorded music delivery technology. These U.S. dollar-denominated, non-refundable fees are allocated among the various elements of the contract based on VSOE of fair value. When VSOE of fair value exist for the undelivered elements, primarily maintenance, the Company accounts for the license portion based on the "residual method" as prescribed by SOP No. 98-9. When VSOE of fair value does not exist for the undelivered elements, the total fee from the business development arrangement is recognized ratably over the period of the contract. The total fee from business development arrangements is recognized when payment becomes due if extended payment terms exist. Extended payment terms are defined as payment terms outside the Company's customary business practice, generally greater than 90 days. Revenue is not recognized if the strategic partners stop making their contractual payments.

        The Company also generates license and service revenues from digital music kiosk sales and hosting services. Revenue derived from hosting services include subscription fees from artists for encoding and storing music files, e-commerce services and transaction reporting. Music delivery services revenue include transaction fees from sales of digital recorded music through the Company's website affiliates and fees from music retailers and websites related to the sample digital music clips delivery service. Revenue from kiosk sales consist of software licenses and services revenue from equipment and kiosk-related services. The Company bears full credit risk with respect to substantially all sales.

Recent accounting pronouncement

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. The Company is currently assessing the impact of SFAS No. 144 on its financial position and results of operations.

NOTE 2—BALANCE SHEET COMPONENTS:

        The components of accounts receivable from third parties, net are as follows (in thousands):

	March 31, 2002	December 31, 2001
Accounts receivable from third parties, net:
Accounts receivable	$454	$455
Less: allowance for doubtful accounts	(320)	(325)

	$134	$130

        The allowance for doubtful accounts decreased by $0 and $(52,000) for the three months ended March 31, 2002 and the year ended December 31, 2001, respectively. Write-offs against the allowance for doubtful accounts were $5,000 and $211,000 for the three months ended March 31, 2002 and the year ended December 31, 2001, respectively.

        The components of accounts receivable from related parties, net are as follows (in thousands):

	March 31, 2002	December 31, 2001
Accounts receivable from related parties, net:
Accounts receivable	$1,555	$1,555
Less: allowance for doubtful accounts	(1,555)	(1,555)

	$—	$—

        The allowance for doubtful accounts increased by $0 and $1,510,000 for the three months ended March 31, 2002 and the year ended December 31, 2001, respectively. No write-offs against the allowance for doubtful accounts were made for the three months ended March 31, 2002 and the year ended December 31, 2001, respectively.

        The components of property and equipment are as follows (in thousands):

	March 31, 2002	December 31, 2001
Property and equipment:
Computer equipment and purchased software	$11,051	$11,016
Website and software development costs	235	235
Furniture and fixtures	555	555
Leasehold improvements	601	599

	12,442	12,405
Less: Accumulated depreciation and amortization	(9,448)	(8,802)

	$2,994	$3,603

        Property and equipment includes $99,000 of equipment under capital leases at March 31, 2002 and December 31, 2001. Accumulated depreciation and amortization for equipment under capital leases was $97,000 and $95,000 at March 31, 2002 and December 31, 2001, respectively. Depreciation expense for the three months ended March 31, 2002 and the year ended December 31, 2001 was $547,000 and $3,715,000, respectively. Amortization expense for purchased software, website and software development costs for the three months ended March 31, 2002 and the year ended December 31, 2001 was $99,000 and $144,000, respectively. Unamortized purchased software, website and software development costs was $598,000 and $672,000 at March 31, 2002 and December 31, 2001, respectively.

        The components of accrued liabilities are as follows (in thousands):

	March 31, 2002	December 31, 2001
Accrued liabilities:
Compensation and benefits	$1,208	$1,124
Consulting and professional services	743	1,357
Restructuring	235	523
Other	889	817

	$3,075	$3,821

NOTE 3—RELATED PARTIES:

Investments in related parties

        The Company owns 4.60% of the outstanding shares of Cyber Music Entertainment ("CME"), formerly Liquid Audio Japan ("LAJ"), and accounts for its investment under the equity method of accounting. The investment was written down to $0 at December 31, 2001.

        Licensing and reseller agreements with Liquid Audio Korea Co. Ltd., Liquid Audio Greater China and Liquid Audio South East Asia through the strategic partner were terminated in 2001. No revenue was recorded in the three months ended March 31, 2002 and outstanding accounts receivable from these entities has been fully reserved.

Total business development revenue

        Total business development revenues are summarized as follows (in thousands):

	Three Months Ended March 31,
	2002	2001
Cyber Music Entertainment and strategic partner	$—	$946

        The total fees earned from Cyber Music Entertainment relate to software licensing and maintenance fees in the three months ended March 31, 2001.

NOTE 4—COMPREHENSIVE LOSS:

        Comprehensive loss includes net loss and other comprehensive income (loss). Other comprehensive income (loss) includes accumulated translation adjustments. For the three months ended March 31, 2002 and 2001, the components of comprehensive loss are as follows (in thousands):

	Three Months Ended March 31,
	2002	2001
Comprehensive loss:
Net loss	$(4,893)	$(11,267)
Foreign currency translation adjustments	5	(46)

Unrealized gain on investments	—	6

	$(4,888)	$(11,307)

NOTE 5—NET LOSS PER SHARE:

        Basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is anti-dilutive. Potential common shares consist of unvested restricted common stock, incremental common shares issuable upon the exercise of stock options and common shares issuable upon the exercise of common stock warrants.

        The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

	Three Months Ended March 31,
	2002	2001
Numerator:
Net loss	$(4,893)	$(11,267)

Denominator:
Weighted average shares	22,710	22,542
Weighted average unvested common shares subject to repurchase	(1)	(14)

Denominator for basic and diluted calculation	22,709	22,528

Net loss per share:
Basic and diluted	$(0.22)	$(0.50)

        The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

	Three Months Ended March 31,
	2002	2001
Common stock options	2,793	2,745
Common stock warrants	748	875
Unvested common stock subject to repurchase	1	14

NOTE 6—STRATEGIC MARKETING—EQUITY AGREEMENTS:

        In March and April 1999, the Company granted fully vested warrants to purchase 12,000 shares of common stock at $6.56 per share. These warrants were valued at $95,000 using the Black-Scholes option pricing model and were recognized as strategic marketing-equity instruments expense. At March 31, 2002, warrants to purchase 10,200 shares of common stock are outstanding and expire in April 2004.

        In June 1999, the Company signed an Advertising Agreement with Amazon.com, Inc. ("Amazon.com") to collaborate on event-based advertising using the Company's digital delivery services. In connection with this agreement, the Company issued a fully vested warrant to purchase approximately 254,000 shares of common stock to Amazon.com. The warrant was valued at $2,022,000 and was recognized as strategic marketing-equity instruments expense ratably over the one-year term of the agreement, which ended in June 2000. At March 31, 2002, warrants to purchase approximately 254,000 shares of common stock are outstanding and expire in June 2004.

        In August 1999, the Company signed a Digital Audio Co-Marketing and Distribution Agreement with Yahoo! to promote the distribution of digital music on its web site. In connection with this agreement, the Company granted Yahoo! three warrants to purchase a total of 250,000 shares of common stock. The first warrant for 83,334 shares vested immediately. The first warrant was valued at $903,000 and was recognized ratably over the one-year term of the agreement as strategic marketing-equity instruments expense. The second warrant for 83,333 shares vested in August 2000. The second warrant was initially valued at $426,000 and was recognized ratably over the one-year period ending at the vesting date as strategic marketing-equity instruments expense. The second warrant was revalued at each balance sheet date through the vesting date. As a result, the original charge of $426,000 was reduced to $312,000 based on market data during the vesting period. The third warrant for 83,333 shares vested in August 2001. The third warrant was initially valued at $105,000 and was recognized ratably over the one-year period ending at the vesting date. The third warrant was revalued at each balance sheet date through the vesting date. As a result, the original charge of $105,000 was reduced to $54,000 based on market data during the vesting period. In the three months ended March 31, 2001, $17,000 was recognized as strategic marketing-equity instruments expense for the third warrant. At March 31, 2002, warrants to purchase 83,334 and 166,666 shares of common stock are outstanding and expire in September 2002 and 2003, respectively.

        In December 2000, the Company signed an agreement with BMG Entertainment to obtain the right to distribute BMG sound recordings and related artwork through kiosks. In connection with this agreement, the Company issued 50,000 shares of common stock to BMG. These shares were valued at $195,000 and which was recognized as non-cash cost of net revenues ratably over the one-year term of the agreement. As a result, $49,000 was recognized as non-cash cost of net revenues in the three months ended March 31, 2001. Additionally, the Company granted warrants to purchase a total of 233,300 shares of common stock. Of the total, warrants to purchase 77,768 shares vested in December 2001, and the cost was remeasured each quarter until a commitment for performance was reached or the warrant vested based on market data. At December 4, 2001, the 77,768 shares under this warrant was valued at $175,000, of which $33,000 was recognized as non-cash cost of net revenues in the three months ended March 31, 2001. The remaining warrants to purchase common shares vest at 6,481 shares per month commencing December 2001 for one year and 6,480 shares per month commencing December 2002 for one year. We recorded a total of $33,000 as non-cash cost of revenue in the three months ended March 31, 2002 related to the remaining warrants. Such warrants will be valued at the fair market value of the Company's common stock on each reporting date. At March 31, 2002, warrants to purchase 97,211 shares of common stock are outstanding and expire in December 2005.

NOTE 7—RESTRUCTURING:

        In May 2001, the Company adopted a corporate restructuring program to reduce expenses to preserve the Company's cash position while the digital music market develops. The restructuring included a worldwide workforce reduction, a consolidation of three Redwood City, California offices into one facility and other expense management initiatives. A restructuring charge of $4,497,000 was recorded in operating expense in the twelve months ended December 31, 2001.

        The restructuring charge included involuntary employee separation costs of $1,116,000 for 79 employees worldwide, 20 in sales and marketing, 32 in research and development, 13 in general and administrative and 6 in operations functions in the U.S., and 2 in sales and marketing, 3 in research and development and 3 in operations functions outside the U.S.

        Lease costs of $1,214,000 were accrued pertaining to the estimated future obligations for non-cancelable lease payments for excess facilities that were vacated due to reductions in workforce.

        Asset impairment costs of $2,167,000 were recorded, primarily for property and equipment, furniture and fixtures, computer software and leasehold improvements for assets no longer in use from de-emphasized business lines, reductions in workforce and excess facilities.

        A summary of the restructuring cost is outlined as follows (in thousands):

	Severance and Benefits	Facilities	Asset Impairments	Total
Severance and benefits	$1,116	$—	$—	$1,116
Accrued lease costs	—	1,214	—	1,214
Property and equipment impairment	—	—	2,167	2,167

Total	1,116	1,214	2,167	4,497
Cash paid	(1,116)	(691)	—	(1,807)
Non-cash	—	—	(2,167)	(2,167)

Restructuring reserve balance at December 31, 2001	—	523	—	523
Cash paid	—	(288)	—	(288)

Restructuring reserve balance at March 31, 2002	$—	$235	$—	$235

        Remaining cash expenditures related to net lease expense due to the consolidation of facilities will be paid over the lease terms through the fourth quarter of 2002.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
    Liquid Audio, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Liquid Audio, Inc. ("Liquid Audio") and its subsidiary at December 31, 2001, and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Liquid Audio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
February 1, 2002

LIQUID AUDIO, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2001	2000
Assets
Current assets:
Cash and cash equivalents	$91,594	$96,398
Short-term investments	—	27,378
Accounts receivable from third parties, net	130	725
Accounts receivable from related parties, net	—	1,253
Other current assets	1,099	2,307

Total current assets	92,823	128,061
Restricted cash	826	—
Investment in strategic partner	—	1,089
Property and equipment, net	3,603	8,860
Other assets	163	200

Total assets	$97,415	$138,210

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,107	$3,314
Accrued expenses and other current liabilities	3,821	3,522
Deferred revenue from third parties	122	440
Deferred revenue from related parties	—	987
Capital lease obligations, current portion	28	120
Equipment loan, current	169	589
Note payable to related party, current	343	—

Total current liabilities	5,590	8,972
Capital lease obligations, non-current portion	—	28
Equipment loan, non-current portion	—	143
Note payable to related party	—	393

Total liabilities	5,590	9,536

Commitments and contingencies (Note 10)
Stockholders' equity:
Common stock, $0.001 par value; 50,000,000 shares authorized; 22,709,305 and 22,541,959 shares issued and outstanding	23	23
Additional paid-in capital	202,969	202,877
Unearned compensation	(43)	(333)
Accumulated deficit	(111,094)	(73,910)
Accumulated other comprehensive income	(30)	17

Total stockholders' equity	91,825	128,674

Total liabilities and stockholders' equity	$97,415	$138,210

The accompanying notes are an integral part of these consolidated financial statements.

LIQUID AUDIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,
	2001	2000	1999
Net revenues:
License	$682	$1,284	$1,537
Services	1,173	2,977	733
Business development (related party)	2,873	7,307	2,137

Total net revenues	4,728	11,568	4,407

Cost of net revenues:
License	491	290	235
Services	1,503	2,722	1,122
Business development (related party)	—	75	79
Non-cash cost of revenues	349	28	25

Total cost of net revenues	2,343	3,115	1,461

Gross profit	2,385	8,453	2,946

Operating expenses:
Sales and marketing	11,404	17,114	10,217
Non-cash sales and marketing	(43)	314	783
Research and development	16,957	22,917	11,706
Non-cash research and development	—	80	371
General and administrative	9,077	7,131	2,770
Non-cash general and administrative	(14)	13	190
Strategic marketing—equity instruments	607	1,935	3,130
Restructuring	4,497	—	—

Total operating expenses	42,485	49,504	29,167

Loss from operations	(40,100)	(41,051)	(26,221)
Interest income	4,321	8,809	2,271
Interest expense	(111)	(144)	(193)
Other income (expense), net	(40)	(429)	(63)
Loss in equity investment	(1,254)	(870)	—

Net loss	$(37,184)	$(33,685)	$(24,206)

Net loss per share:
Basic and diluted	$(1.64)	$(1.52)	$(2.28)

Weighted average shares	22,614	22,133	10,616

The accompanying notes are an integral part of these consolidated financial statements.

LIQUID AUDIO, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share amounts)

	Common Stock
			Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Other Comprehensive Income (Loss)		Comprehensive Income (Loss)
	Shares	Amount					Total
Balance at December 31, 1998	3,916,045	$4	$3,917	$(2,035)	$(16,019)	$—	$(14,133)
Repurchase of common stock in connection with unvested stock options previously exercised	(50,861)	—	(3)	—	—	—	(3)
Issuance of common stock in connection with a strategic marketing agreement	100,000	—	1,100	—	—	—	1,100
Issuance of common stock warrants in connection with strategic marketing agreements	—	—	2,030	—	—	—	2,030
Conversion of mandatorily redeemable convertible preferred stock upon initial public offering	9,744,199	10	29,791	—	—	—	29,801
Issuance of common stock in connection with public stock offerings, net of offering expenses of $1,481	7,750,147	8	159,592	—	—	—	159,600
Issuance of common stock in connection with exercise of stock options	398,581	—	156	—	—	—	156
Issuance of common stock in connection with exercise of warrants	17,145	—	—	—	—	—	—
Unearned compensation, net of effect of cancellations	—	—	431	(431)	—	—	—
Amortization of unearned compensation	—	—	—	1,369	—	—	1,369
Gain on investment in strategic partner	—	—	1,959	—	—	—	1,959
Unrealized gain on investments	—	—	—	—	—	72	72	$72
Net loss	—	—	—	—	(24,206)	—	(24,206)	(24,206)

Comprehensive loss								$(24,134)

Balance at December 31, 1999	21,875,256	22	198,973	(1,097)	(40,225)	72	157,745
Repurchase of common stock in connection with unvested stock options previously exercised	(18,845)	—	(12)	—	—	—	(12)
Issuance of common stock for intellectual property	4,072	—	16	—	—	—	16
Issuance of common stock warrants in connection with strategic marketing agreements	—	—	1,356	—	—	—	1,356
Issuance of common stock in connection with strategic marketing agreements	200,000	—	1,376	—	—	—	1,376
Issuance of common stock in connection with settlement of legal claim	30,000	—	354	—	—	—	354
Issuance of common stock in connection with employee stock purchase plan	194,877	—	934	—	—	—	934
Issuance of common stock in connection with exercise of stock options	230,017	1	128	—	—	—	129
Issuance of common stock in connection with exercise of warrants	26,582	—	107	—	—	—	107
Unearned compensation, net of effect of cancellations	—	—	(355)	355	—	—	—
Amortization of unearned compensation	—	—	—	409	—	—	409
Cumulative translation adjustment	—	—	—	—	—	23	23	$23
Unrealized loss on investments	—	—	—	—	—	(78)	(78)	(78)
Net loss	—	—	—	—	(33,685)	—	(33,685)	(33,685)

Comprehensive loss								$(33,740)

Balance at December 31, 2000	22,541,959	23	202,877	(333)	(73,910)	17	128,674
Issuance of common stock warrants in connection with strategic marketing agreements	—	—	188	—	—	—	188
Issuance of common stock in connection with employee stock purchase plan	115,986	—	239	—	—	—	239
Issuance of common stock in connection with exercise of stock options	51,360	—	17	—	—	—	17
Unearned compensation, net of effect of cancellations	—	—	(352)	352	—	—	—
Amortization of unearned compensation	—	—	—	(62)	—	—	(62)
Cumulative translation adjustment	—	—	—	—	—	(47)	(47)	$(47)
Net loss	—	—	—	—	(37,184)	—	(37,184)	(37,184)

Comprehensive loss								$(37,231)

Balance at December 31, 2001	22,709,305	$23	$202,969	$(43)	$(111,094)	$(30)	$91,825

The accompanying notes are an integral part of these consolidated financial statements

LIQUID AUDIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net loss	$(37,184)	$(33,685)	$(24,206)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,859	3,436	1,143
Amortization of unearned compensation	(62)	409	1,369
Allowance for doubtful accounts and sales returns reserve	1,458	315	101
Notes receivable write-off	—	470	—
Equity in net loss of investments	1,254	870	378
Strategic marketing-equity instruments	607	1,935	3,130
Non-cash cost of revenue	353	26	—
Loss on disposal of and write-down of property and equipment	2,184	—	—
Issuance of common stock in connection with settlement of a legal claim	—	354	—
Changes in assets and liabilities:
Accounts receivable from third parties	647	(889)	10
Accounts receivable from related parties	(257)	(1,288)	180
Restricted cash	(826)	—	—
Other assets	473	(878)	(474)
Accounts payable	(2,207)	1,362	1,150
Accrued expenses and other current liabilities	299	909	1,918
Deferred revenue from third parties	(318)	35	395
Deferred revenue from related parties	(987)	(180)	—

Net cash used in operating activities	(30,707)	(26,799)	(14,906)

Cash flows from investing activities:
Acquisition of property and equipment	(861)	(7,439)	(4,456)
Proceeds from sale of property and equipment	33	—	—
Sales (purchases) of short-term investments, net	27,384	(8,221)	(16,084)
Equity investment	(165)	—	—

Net cash provided by (used in) investing activities	26,391	(15,660)	(20,540)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of repurchases	256	1,051	159,753
Payments made under capital leases	(120)	(195)	(221)
Proceeds from equipment loan	—	—	846
Payments made under equipment loan	(563)	(588)	(446)

Net cash provided by (used in) financing activities	(427)	268	159,932

Effect of exchange rates on cash and cash equivalents	(61)	(103)	63

Net increase (decrease) in cash and cash equivalents	(4,804)	(42,294)	124,549
Cash and cash equivalents at beginning of period	96,398	138,692	14,143

Cash and cash equivalents at end of period	$91,594	$96,398	$138,692

Supplemental cash flow disclosures:
Cash paid for interest	$67	$144	$193
Supplemental non-cash investing and financing activities:
Acquisition of property and equipment through capital leases	$—	$—	$37
Issuance of warrants in connection with strategic marketing agreements	188	1,356	2,030
Issuance of common stock in connection with strategic marketing agreement	771	1,376	1,100
Issuance of common stock upon exercise of warrant	—	107	—
Issuance of common stock for intellectual property	—	16	—
Equity investment with note payable	—	—	378

The accompanying notes are an integral part of these consolidated financial statements.

LIQUID AUDIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

        Liquid Audio, Inc. (the "Company") was incorporated in California in January 1996 and reincorporated in Delaware in April 1999. In July 2000, the Company established a wholly-owned subsidiary in the United Kingdom, Liquid Audio Europe PLC, which was reregistered in August 2001 as Liquid Audio Europe Limited, to develop sales in Europe. The Company was formed with the goal of becoming the premier provider of software applications and services that enable the secure delivery and sale of digital music over the Internet. The Company's end-to-end solutions enable the secure distribution, promotion and sale of high quality music files while providing consumers with the ability to access, preview and purchase that music via the Internet.

        In July 1999, the Company completed its initial public offering of common stock. A total of 4,800,000 shares were sold at $15.00 per share. Net proceeds to the Company, after deducting the underwriting discount and offering expenses, were $65.9 million. In December 1999, the Company completed a follow-on public offering of common stock. A total of 2,946,076 shares were sold at $33.63 per share. Net proceeds to the Company, after deducting the underwriting discount and offering expenses, were $93.7 million.

Liquidity and capital resources

        The Company has incurred losses and negative cash flows from operations for every year since inception. For the year ended December 31, 2001, the Company incurred a net loss of approximately $37.2 million and negative cash flows from operations of $30.7 million. As of December 31, 2001, the Company had an accumulated deficit of approximately $111.1 million. The Company expects to incur operating losses and negative cash flows through at least mid-2003. Failure to generate sufficient revenues, raise additional capital or reduce spending could adversely affect the Company's ability to achieve its intended business objectives.

Reclassifications

        Certain reclassifications have been made to the prior years' consolidated financial statements to conform to current period presentation.

Principles of consolidation

        The financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated. Investments in entities in which the Company can exercise significant influence, but are less than majority owned and not otherwise controlled by the Company, are accounted for under the equity method.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents and short-term investments

        All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents, and those with maturities greater than three months and less than twelve months are considered short-term investments. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial securities that are stated at cost, which approximates fair value. The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In addition, the cost of securities sold is based upon the specific identification method. At December 31, 2001 and 2000, amortized cost approximated fair value and unrealized gains and losses were insignificant. Accordingly, these investments are carried at fair value at the balance sheet date, with unrealized gains and losses recorded net of taxes in stockholders' equity. The following schedule summarizes the estimated fair value of the Company's cash, cash equivalents and short-term investments (in thousands):

	December 31,
	2001	2000
Cash and cash equivalents:
Cash	$1,819	$79,683
Money market funds	89,775	265
Commercial securities	—	16,450

	$91,594	$96,398

Short-term investments:
Commercial securities	$—	$27,378
U.S. Government bonds	—	—

	$—	$27,378

        All short-term investments had a contractual maturity of one year or less.

Restricted cash

        At December 31, 2001, the Company had a cash balance of $826,000 in the form of certificates of deposit, which were restricted from withdrawal. The amount serves as collateral to a letter of credit issued by the Company's bank to the Company's lessor as security deposit on a long-term lease.

Concentration of credit risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short term investments and accounts receivable. Substantially all of the Company's cash and cash equivalents are invested in a highly liquid money market fund and commercial securities with major financial institutions. Short-term investments are invested in government and corporate bonds. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Credit losses to date have been within management's estimates.

        The following table sets forth customers comprising 10% or more of the Company's total net revenues for each of the periods indicated:

Customer

	Year Ended December 31,
	2001	2000	1999
A (related party)	39%	42%	—
B (related party	22%	—	—
C (related party)	—	11%	—
D	—	—	31%
E (related party)	—	—	30%
F (related party)	—	—	12%

        At December 31, 2001, one customer represented 14% of gross accounts receivable from third parties. At December 31, 2000, one customer represented 29% of gross accounts receivable from third parties. At December 31, 2001, two customers represented 81% and 19%, respectively, of gross accounts receivable from related parties. At December 31, 2000, two customers represented 78% and 18%, respectively, of gross accounts receivable from related parties.

Fair value of financial instruments

        The Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, capital lease obligations, an equipment loan and a note payable to a related party are carried at cost and in the case of short-term investments, at fair value which equates to market. The Company's short-term financial instruments, except for short-term investments, approximate fair value due to their relatively short maturities. The carrying value of the Company's debt instruments approximate fair value as the interest rates approximate current market rates of similar debt. The Company does not hold or issue financial instruments for trading purposes.

Property and equipment

        Property and equipment, including leasehold improvements, are stated at historical cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally three years, or for leasehold improvements, the term of the lease, whichever is shorter. Assets held under capital leases are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the life of the lease, generally three years.

Software development costs

        Costs incurred in connection with the development of the Company's Internet site and services and other software for internal use are accounted for in accordance with Statement of Position ("SOP") No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires that costs incurred in the preliminary project and post implementation stages of an internal software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. Costs qualifying for capitalization are amortized using the straight-line method over the expected economic life of the software, generally three years. The Company evaluates the net realizable value of capitalized software and website costs on an ongoing basis, relying on a number of business and economic factors.

Long-lived assets

        The Company accounts for long-lived assets under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires the Company to review the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future of cash flows expected to result from the use of an asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. To date, the Company has not recognized an impairment loss on its long-lived assets.

Revenue recognition

        Software license revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, no significant Company obligations with regard to implementation or integration exist, the fee is fixed or determinable and collection is probable as prescribed in SOP No. 97-2, "Software Revenue Recognition." For arrangements with multiple elements, the total fee from the arrangement is allocated among each element based upon vendor specific objective evidence ("VSOE") of fair value. When VSOE of fair value exist for the undelivered elements, primarily maintenance, the Company accounts for the license portion based on the "residual method" as prescribed by SOP No. 98-9, "Modification of SOP 97-2 with Respect to Certain Transactions." When VSOE of fair value does not exist for the undelivered elements, the total fee from the arrangement is recognized ratably over the period of the contract. The Company recognizes revenue allocated to maintenance ratably over the contract period, which is generally twelve months.

        Business development revenue primarily consists of license and maintenance fees from agreements under which the Company gives its strategic partners the right to license and use the Company's digital recorded music delivery technology. These U.S. dollar-denominated, non-refundable fees are allocated among the various elements of the contract based on VSOE of fair value. When VSOE of fair value exist for the undelivered elements, primarily maintenance, the Company accounts for the license portion based on the "residual method" as prescribed by SOP No. 98-9. When VSOE of fair value does not exist for the undelivered elements, the total fee from the business development arrangement is recognized ratably over the period of the contract. The total fee from business development arrangements is recognized when payment becomes due if extended payment terms exist. Extended payment terms are defined as payment terms outside the Company's customary business practice, generally greater than 90 days. Revenue is not recognized if the strategic partners stop making their contractual payments.

        The Company also generates license and service revenues from digital music kiosk sales and hosting services. Revenue derived from hosting services include subscription fees from artists for encoding and storing music files, e-commerce services and transaction reporting. Music delivery services revenue include transaction fees from sales of digital recorded music through the Company's website affiliates and fees from music retailers and websites related to the sample digital music clips delivery service. Revenue from kiosk sales consist of software licenses and services revenue from equipment and kiosk-related services. The Company bears full credit risk with respect to substantially all sales.

Research and development costs

        Costs incurred in the research and development of new products and enhancements of existing products are charged to expense as incurred until technological feasibility has been established through the development of a working model. After establishing technological feasibility, additional development costs incurred through the date the product is available for general release to customers would be capitalized and amortized over the estimated product life. To date, the period between achieving technological feasibility and general release has been short and software development costs qualifying for capitalization has been insignificant. Accordingly, the Company has not capitalized any development costs in all periods presented.

Advertising

        Advertising costs are expensed as incurred. The following table sets forth advertising costs for the periods indicated (in thousands):

	Year Ended December 31,
	2001	2000	1999
Advertising costs	$113	$1,552	$1,659

Stock-based compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and Financial Accounting Standards Board Interpretation ("FIN") No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. Stock-based compensation is amortized in accordance with FIN No. 28 using a multiple option approach. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity instrument. The pro forma disclosure of the difference between compensation expense included in net loss and the cost presented by the fair value method is presented in Note 8.

        The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Foreign currency translation

        The functional currency of the Company's subsidiary is its local currency. Foreign currency assets and liabilities are translated at the current exchange rate at each balance sheet date. Revenues and expenses are translated at weighted average exchange rates in effect during the year. The related gains and losses from foreign currency translation are recorded in accumulated other comprehensive income. Realized gains and losses on foreign currency transactions are included in other income (expense), net.

Income taxes

        Income taxes are accounted for using the asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax laws; the effects of future changes in tax laws or rates are not anticipated.

The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Net loss per share

        Basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is anti-dilutive. Potential common shares consist of unvested restricted common stock, incremental common shares issuable upon the exercise of stock options, shares issuable upon conversion of the Series A, Series B and Series C mandatorily redeemable convertible preferred stock and common shares issuable upon the exercise of common and mandatorily redeemable convertible preferred stock warrants.

        The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

	Year Ended December 31,
	2001	2000	1999
Numerator:
Net loss	$(37,184)	$(33,685)	$(24,206)

Denominator:
Weighted average shares	22,621	22,211	11,199
Weighted average unvested common shares subject to repurchase	(7)	(78)	(583)

Denominator for basic and diluted calculation	22,614	22,133	10,616

Net loss per share:
Basic and diluted	$(1.64)	$(1.52)	$(2.28)

        The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

	December 31,
	2001	2000	1999
Series A mandatorily redeemable convertible preferred stock	—	—	3,050
Series B mandatorily redeemable convertible preferred stock	—	—	3,187
Series C mandatorily redeemable convertible preferred stock	—	—	3,507
Mandatorily redeemable convertible preferred stock warrants	—	—	—
Common stock options	2,921	2,830	1,520
Common stock warrants	875	875	609
Unvested common stock subject to repurchase	1	17	583

Comprehensive income

        The Company adopted SFAS No. 130, "Reporting Comprehensive Income" effective January 1, 1998. SFAS No. 130 establishes standards for disclosure and financial statement presentation for reporting total comprehensive income (loss) and its individual components. Comprehensive income

(loss), as defined, includes all changes in equity during a period from non-owner sources. The Company's comprehensive income (loss) includes net income (loss), unrealized gains and losses on investments and foreign currency translation adjustments and is displayed in the statement of stockholders' equity (deficit).

Segment information

        Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the method companies report information about operating segments in financial statements. SFAS No. 131 focuses on the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The Company has determined that it operates in only one operating segment.

        International revenues are based on the country in which the customer is located. The following is a summary of total net revenues by geographic area (in thousands):

	Year Ended December 31,
	2001	2000	1999
Domestic	$1,692	$3,629	$2,236
International	3,036	7,939	2,171

	$4,728	$11,568	$4,407

        It is impractical for the Company to compute revenues by type of product and service for the years ended December 31, 2001, 2000 and 1999.

Recent accounting pronouncements

        In May 2000, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement, and income statement classification for sales incentives that a vendor voluntarily offers to customers (without charge), which the customer can use in, or exercise as a result of, a single exchange transaction. Sales incentives that fall within the scope of EITF Issue No. 00-14 include offers that a customer can use to receive a reduction in the price of a product or service at the point of sale. The EITF changed the transition date for Issue No. 00-14, concluding that a company should apply this consensus no later than the company's annual or interim financial statements for the periods beginning after December 15, 2001. In June 2001, the EITF issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," effective for periods beginning after December 15, 2001. EITF Issue No. 00-25 addresses whether consideration from a vendor to a reseller is (a) an adjustment of the selling prices of the vendor's products and, therefore, should be deducted from revenue when recognized in the vendor's statement of operations or (b) a cost incurred by the vendor for assets or services received from the reseller and, therefore, should be included as a cost or expense when recognized in the vendor's statement of operations. Upon application of these EITFs, financial statements for prior periods presented for comparative purposes should be reclassified to comply with the income statement display requirements under these Issues. In September of 2001, the EITF issued EITF Issue No. 01-09, "Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF Issues No. 00-14, No. 00-25 and No. 00-22 "Accounting for "Points' and Certain Other Time-or Volume-Based

Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future." The Company is currently assessing the impact of the adoption of these issues on its financial statements.

        In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company believes that the adoption of SFAS No. 141 will not have a significant impact on its financial statements.

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Company believes that the adoption of SFAS No. 142 will not have a significant impact on its financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. The Company is currently assessing the impact of SFAS No. 144 on its financial position and results of operations.

NOTE 2—RELATED PARTIES:

Investment in Liquid Audio Japan

        In April 1998, the Company signed an agreement with a strategic partner (the "Strategic Partner") to establish a Japanese corporation, Liquid Audio Japan ("LAJ"). LAJ was the exclusive reseller and distributor of the Company's software products in Japan. In March 1999, the Company purchased 18% of the issued and outstanding shares in LAJ from the Strategic Partner for $378,000. The Company retains the option, expiring on December 31, 2003, to purchase up to 20% of the capital of LAJ from the Strategic Partner, at the then fair market value of LAJ's shares. The Company also has a put option whereby the Company can require the Strategic Partner to purchase its shares in LAJ at the then fair market value, if certain performance measures of LAJ, as defined, are not met. The Company accounts for its investment under the equity method of accounting since it had the ability to exercise significant influence over the operations of LAJ. The Company's purchase of shares in LAJ was funded by a loan from a related entity of the Japanese Strategic Partner. This loan, denominated in Japanese yen, is repayable on December 31, 2003. Interest on the loan bears interest at 0.5% above a Japanese bank's prime rate (2.4% at December 31, 2001) and is payable quarterly. Under this loan, the Company is required to make quarterly interest payments. At December 31, 2001, the Company was not in compliance with making quarterly interest payments. The loan is classified in the balance sheet as a current note payable to a related party and recorded at the prevailing exchange rate at December 31, 2001.

        In March 1999, the Company's investment in LAJ of $378,000 was deemed to be impaired due to substantial doubt regarding recoverability and the significant losses that were expected to be incurred during LAJ's initial operating periods. The write-off of this investment was included in sales and marketing expenses.

        In December 1999, LAJ completed its initial public offering in Japan, which raised total proceeds of approximately $28.3 million and resulted in the Company's ownership in LAJ reducing to 6.92%. The Company recorded an investment in LAJ of $1,959,000, which was recorded as additional paid in capital as prescribed by Staff Accounting Bulletin ("SAB") Topic No. 5, "Miscellaneous Accounting," to reflect the increase in the Company's share of LAJ's net assets.

        In March 2001, the Company exercised its option to purchase additional shares of LAJ from the Strategic Partner for $165,000. As a result, the Company's ownership increased to 9.81%.

        In June 2001, the Company and LAJ mutually agreed to terminate the licensing and reseller agreements (the "Agreements") between the two companies. As a result, Liquid Audio Japan renamed its company to Cyber Music Entertainment ("CME") and no longer distributes the Company's technology nor utilizes the Company's digital distribution platform to offer services to the Japanese music market. According to the mutual termination agreement, effective September 30, 2001, CME ceased using Liquid Audio trademarks, including the company name, and returned all of the Company's products, technology and licenses. The Company does not believe that it has any outstanding obligations in connection with the Agreements. As a result, the Company recognized as revenue the cash received during the period before termination. The Company established a new office in Tokyo to build new relationships with label, retail and consumer electronic companies directly.

Investment in Liquid Audio Korea

        In December 1998, the Company signed an agreement with another strategic partner to establish a Korean corporation, Liquid Audio Korea Co. Ltd. ("LAK"), to develop a local business to enable the digital delivery of music to customers in Korea. LAK was the exclusive reseller and distributor of the Company's software products in Korea, under an agreement expiring on December 31, 2003. The Company paid $400,000 for 40% of the outstanding common stock of LAK and accounts for its investment in LAK using the equity method of accounting. The investment of $400,000 was recorded as an offset to the business development revenue recognized from LAK in December 1998. The Company is not recording its share of additional losses beyond its investment since there is no obligation on the part of the Company to pay LAK or any other party for those losses.

        In September 2001, the Company notified LAK of its default under the licensing and reseller agreements between the two companies due to LAK's failure to make contractual payments as scheduled. LAK did not cure the default during the cure period. Accordingly, the Company exercised its rights under the agreements to terminate the licensing and reseller agreements. Outstanding accounts receivable from LAK have been fully reserved.

Liquid Audio Greater China

        In June 2000, the Company signed an agreement with a strategic partner to establish a British Virgin Islands corporation, Liquid Audio Greater China ("LAGC"). LAGC was the exclusive reseller of the Company's products in Taiwan and Hong Kong and was to work to develop business services that enable the digital delivery of music in those local markets. The Company owns 40% of the outstanding common stock of LAGC and accounts for its investment in LAGC using the equity method of accounting.

        In September 2001, the Company notified LAGC of its default under the licensing and reseller agreements between the two companies due to LAGC's failure to make contractual payments as scheduled. LAGC did not cure the defaults during the cure period. Accordingly, the Company exercised its rights under the agreements to terminate the licensing and reseller agreements. Outstanding accounts receivable from LAGC have been fully reserved.

Liquid Audio South East Asia

        In September 2000, the Company signed an agreement with a strategic partner to establish a Singaporean corporation, Liquid Audio South East Asia ("LASE"). LASE was to be the exclusive reseller of the Company's products in Singapore, Thailand, Malaysia, Indonesia, Philippines, Australia and New Zealand and was to work to develop business services that enable the digital delivery of music in those local markets.

        In September 2001, the Company notified the strategic partner of LASE of its default under the licensing and reseller agreements between the two companies due to the strategic partner's failure to make contractual payments as scheduled. The strategic partner did not cure the defaults during the cure period. Accordingly, the Company exercised its rights under the agreements to terminate the licensing and reseller agreements. Outstanding accounts receivable from the strategic partner have been fully reserved.

Other transactions

        Total business development revenues are summarized as follows (in thousands):

	Year Ended December 31,
	2001	2000	1999
Cyber Music Entertainment and strategic partner	$1,837	$5,047	$1,105
Liquid Audio South East Asia and strategic partner	—	1,261	—
Liquid Audio Greater China and strategic partner	1,036	705	500
Liquid Audio Korea and strategic partner	—	294	532

	$2,873	$7,307	$2,137

        Of the total fees earned from Cyber Music Entertainment and strategic partner, $1,837,000, $4,880,000 and $272,000 were earned from Cyber Music Entertainment and relate to software licensing and maintenance fees in 2001, 2000 and 1999, respectively, and $167,000 and $833,000 were earned from the strategic partner in Cyber Music Entertainment in 2000 and 1999, respectively, relate to a non-refundable service fee of $1,000,000 received in March 1999 and recognized ratably over the one-year term of the service agreement.

        The total fee of $1,036,000 and $705,000 earned from Liquid Audio Greater China in 2001 and 2000 consist of software licensing and maintenance fees. The total fee of $500,000 earned from our strategic partner in Liquid Audio Greater China in 1999 relates to a service fee to develop a local business in Taiwan and Hong Kong.

        The total fee of $1,261,000 earned in 2000 from Liquid Audio South East Asia through our strategic partner consist of software licensing and maintenance fees.

        The total fee of $294,000 and $532,000 earned from Liquid Audio Korea in 2000 and 1999, respectively, consist primarily of software licensing and maintenance fees.

        At December 31, 2001 and 2000, fees billed or received in advance of recognition as business development revenues were $0 and $987,000, respectively. These amounts are classified as deferred revenue from related parties on the balance sheet.

        The Company provided professional services to Muze, Inc., in which one of the Company's directors is also a director of Muze, Inc. The Company recognized revenue from Muze, Inc. of approximately $155,000, $511,000 and $99,000 in 2001, 2000 and 1999, respectively. Amounts outstanding from Muze, Inc. were approximately $79,000 and $234,000 at December 31, 2001 and 2000, respectively. During 2001, the Company's director resigned from her director position with the Company. As a result, revenues and outstanding accounts receivable from Muze, Inc. have not been classified as related party.

NOTE 3—BALANCE SHEET COMPONENTS (in thousands):

	December 31,
	2001	2000
Accounts receivable from third parties, net:
Accounts receivable	$455	$1,313
Allowance for doubtful accounts	(325)	(588)

	$130	$725

        The allowance for doubtful accounts increased (decreased) by $(52,000), $271,000 and $(28,000) in the years ended December 31, 2001, 2000 and 1999, respectively. Bad debt write-offs against the allowance for doubtful accounts were $211,000, $44,000 and $129,000 in the years ended December 31, 2001, 2000 and 1999, respectively.

	December 31,
	2001	2000
Accounts receivable from related parties, net:
Accounts receivable	$1,555	$1,298
Allowance for doubtful accounts	(1,555)	(45)

	$—	$1,253

        The allowance for doubtful accounts increased by $1,510,000, $45,000 and $0 in the years ended December 31, 2001, 2000 and 1999, respectively. No write-offs against the allowance for doubtful accounts and were in the years ended December 31, 2001, 2000 and 1999, respectively.

	December 31,
	2001	2000
Property and equipment:
Computer equipment and purchased software	$11,016	$12,190
Website and software development costs	235	399
Furniture and fixtures	555	774
Leasehold improvements	599	682

	12,405	14,045
Less: accumulated depreciation and amortization	(8,802)	(5,185)

	$3,603	$8,860

        Property and equipment includes $99,000 and $784,000 of equipment under capital leases at December 31, 2001 and 2000. Accumulated amortization for equipment under capital leases was $95,000 and $734,000 at December 31, 2001 and 2000, respectively. Depreciation expense for 2001, 2000 and 1999 was $3,715,000, $3,070,000 and $1,070,000, respectively. Amortization expense for purchased software, website and software development costs for 2001, 2000 and 1999 was $144,000, $366,000 and $73,000, respectively. Unamortized purchased software, website and software development costs was $672,000, $1,389,000 and $395,000 at December 31, 2001, 2000 and 1999, respectively. Property and equipment includes an asset impairment write-down of $2,167,000 at December 31, 2001.

	December 31,
	2001	2000
Accrued expenses and other current liabilities:
Compensation and benefits	$1,124	$2,321
Consulting and professional services	1,357	792
Restructuring	523	—
Other	817	409

	$3,821	$3,522

NOTE 4—BORROWINGS:

Equipment loan

        Pursuant to the terms of an equipment financing agreement with a bank ("the Bank"), the Company had a $3,000,000 line of credit ("Equipment Line") to be used specifically to purchase computer and office equipment. The Equipment Line expired in November 1999 through which time the Company borrowed amounts totaling $1,766,000. Borrowings under the Equipment Line are repayable in monthly installments of principal and interest over three years and bear interest at the Bank's prime interest rate plus 0.25% (5.25 and 9.75% at December 31, 2001 and 2000, respectively). Borrowings outstanding at December 31, 2001 and 2000 were $169,000 and $732,000, respectively. Borrowings are secured by the related equipment and other assets of the Company.

        Under the Equipment Line, the Company is required to meet certain quarterly reporting and financial covenants, including minimum operating results and certain liquidity, leverage and debt service ratios. At December 31, 2001 and 2000, the Company was in compliance with all such covenants.

        Future maturities under the Equipment Line as of December 31, 2001 are as follows (in thousands):

Year Ending December 31,
2002	$169

NOTE 5—COMMON STOCK:

        In April 1999, the Company's Certificate of Incorporation was amended and restated to authorize the issuance of 50,000,000 shares of common stock at $0.001 par value.

        Following the completion of the Company's Initial Public Offering in 1999, 9,744,199 shares of mandatorily redeemable preferred stock were converted into common stock. In addition, warrants to purchase 15,306 shares of Series B mandatorily redeemable preferred stock and 4,544 of Series C mandatorily redeemable preferred stock were converted into 19,850 shares of common stock upon the Company's completion of its Initial Public Offering.

        In June 1999, the Company signed an agreement with Virgin Holdings, Inc. ("Virgin"), an affiliate of EMI Recorded Music, to facilitate the production of music for delivery over the Internet using the Company's technology. Pursuant to this agreement, the Company issued 100,000 shares of common stock to Virgin. These shares were valued at $1,100,000 and immediately recognized as strategic marketing-equity instruments expense during the three months ended June 30, 1999.

        In July 2000, the Company signed an agreement with Virgin to promote the distribution of digital music over the Internet using the Company's technology. Pursuant to this agreement, the Company issued 150,000 shares of common stock to Virgin. These shares were valued at $1,181,000 and were recognized as strategic marketing-equity instruments expense ratably over the one-year term of the agreement. As a result, $591,000 was recognized as strategic marketing-equity instruments expense in 2001 and 2000 each.

        In December 2000, the Company signed an agreement with BMG Entertainment to obtain the right to distribute BMG sound recordings and related artwork through kiosks. In connection with this agreement, the Company issued 50,000 shares of common stock to BMG. These shares were valued at $195,000 and which was recognized as non-cash cost of net revenues ratably over the one-year term of the agreement. As a result, $181,000 and $14,000 was recognized as non-cash cost of net revenues in 2001 and 2000, respectively.

NOTE 6—PREFERRED STOCK RIGHTS AGREEMENTS:

        On August 7, 2001, the Company's Board of Directors adopted a Preferred Stock Rights Agreement under which the Company declared a dividend of one right to purchase one one-thousandth share of the Company's Series A participating preferred stock for each outstanding share of common stock. The rights will separate from the common stock and become exercisable following (i) the tenth day (or such later date as may be determined by the Board of Directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common stock then outstanding or (ii) the tenth business day (or such later date as may be determined by the Board of Directors) after a person or group announces a tender of exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the then outstanding common stock. Each right will entitle the holder to purchase for $17.00 one one-thousandth of a share of Series A preferred stock with economic terms similar to that of one share of common stock.

NOTE 7—WARRANTS:

        In March and April 1999, the Company granted fully vested warrants to purchase 12,000 shares of common stock at $6.56 per share. These warrants were valued at $95,000 using the Black-Scholes option pricing model and were recognized as strategic marketing-equity instruments expense. At December 31, 2001, warrants to purchase 10,200 shares of common stock are outstanding and expire in April 2004.

        In June 1999, the Company signed an Advertising Agreement with Amazon.com, Inc. ("Amazon.com") to collaborate on event-based advertising using the Company's digital delivery services. In connection with this agreement, the Company issued a fully vested warrant to purchase approximately 254,000 shares of common stock to Amazon.com. The warrant was valued at $2,022,000 and was recognized as strategic marketing-equity instruments expense ratably over the one-year term of the agreement, which ended in June 2000. As a result, $0, $843,000 and $1,179,000 were recognized as strategic marketing-equity instruments expense in 2001, 2000 and 1999, respectively. At December 31, 2001, warrants to purchase approximately 254,000 shares of common stock are outstanding and expire in June 2004.

        In August 1999, the Company signed a Digital Audio Co-Marketing and Distribution Agreement with Yahoo! to promote the distribution of digital music on its web site. In connection with this agreement, the Company granted Yahoo! three warrants to purchase a total of 250,000 shares of common stock. The first warrant for 83,334 shares vested immediately. The first warrant was valued at $903,000 and was recognized ratably over the one-year term of the agreement as strategic marketing-equity instruments expense. The second warrant for 83,333 shares vested in August 2000. The second warrant was initially valued at $426,000 and was recognized ratably over the one-year period ending at the vesting date as strategic marketing-equity instruments expense. The second warrant was revalued at each balance sheet date through the vesting date. As a result, the original charge of $426,000 was reduced to $312,000 based on market data during the vesting period. The third warrant for 83,333 shares vested in August 2001. The third warrant was initially valued at $105,000 and was recognized ratably over the one-year period ending at the vesting date. The third warrant was revalued at each balance sheet date through the vesting date. As a result, the original charge of $105,000 was reduced to $54,000 based on market data during the vesting period. In 2001, $16,000 was recognized as strategic marketing-equity instruments expense for the third warrant. In 2000, $577,000, $(114,000) and $38,000 were recognized as strategic marketing-equity instruments expense for the first, second and third warrants, respectively. In 1999, $330,000 and $426,000 were recognized as strategic marketing-equity instruments expense for the first and second warrants, respectively. At December 31, 2001, warrants to purchase 83,334 and 166,666 shares of common stock are outstanding and expire in September 2002 and 2003, respectively.

        In December 2000, the Company signed an agreement with BMG Entertainment to obtain the right to distribute BMG sound recordings and related artwork through kiosks. In connection with this agreement, the Company granted warrants to purchase a total of 233,300 shares of common stock. Of the total, warrants to purchase 77,768 shares vested in December 2001, and the cost was remeasured each quarter until a commitment for performance was reached or the warrant vested based on market data. At December 4, 2001, the 77,768 shares under this warrant was valued at $175,000, of which $163,000 and $12,000 was recognized as non-cash cost of net revenues in 2001 and 2000, respectively. The remaining warrants to purchase common shares will vest at 6,481 shares per month commencing

December 2001 for one year and 6,480 shares per month commencing December 2002 for one year. We recorded a total of $9,000 as non-cash cost of revenue at December 31, 2001 related to the remaining warrants. Such warrants will be valued at the fair market value of the Company's common stock on each reporting date. At December 31, 2001, warrants to purchase 77,768 shares of common stock are outstanding and expire in December 2005.

NOTE 8—EMPLOYEE BENEFIT PLANS:

401(k) Savings Plan

        The Company sponsors a 401(k) defined contribution plan covering eligible employees who elect to participate. The Company elected to contribute matching and discretionary contributions to the plan. The company is not required to contribute to the 401(k) plan, but in 2001 and 2000 elected to match contributions up to a maximum of $2,000 per employee, with a two year vesting schedule. As a result, the Company contributed and expensed $159,000 and $177,000 for the years ended December 31, 2001 and 2000, respectively.

Stock Option Plans

        In September 1996, the Board of Directors adopted the 1996 Equity Incentive Plan (the "1996 Plan"), which initially provided for the granting of up to 1,144,000 incentive stock options and nonqualified stock options. In August 1997, October 1998 and April 1999, an additional 441,000, 88,000 and 1,600,000 shares, respectively, were authorized for grants under the 1996 Plan. Under the 1996 Plan, incentive stock options may be granted to employees of the Company and nonqualified stock options and stock purchase rights may be granted to consultants, employees, directors and officers of the Company. Options granted under the 1996 Plan are for periods not to exceed ten years, and must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant as determined by the Board of Directors. Options granted under the 1996 Plan generally vest 25% after the first year and then 2.083% each month thereafter until 100% vested. Options granted to stockholders who own greater than 10% of the outstanding stock must be for periods not to exceed five years and must be issued at prices not less than 110% of the estimated fair market value of the stock on the date of grant as determined by the Board of Directors. In April 1999, the 1996 Plan was also amended to provide for annual increases on January 1 equal to the lesser of 1,500,000 shares, 5% of the outstanding shares on such date or a lesser amount determined by the Board of Directors.

        In April 2000, the Board of Directors adopted the 2000 Nonstatutory Stock Option Plan (the "2000 Plan"), which provided for the granting of up to 500,000 nonqualified stock options. Under the 2000 Plan, stock options may be granted to employees of the Company. Options granted under the 2000 Plan are for periods not to exceed ten years, and are issued at prices determined by the Board of Directors or any of its committees. Options granted under the 2000 Plan vest at terms and conditions determined by the Board of Directors or any of its committees. Options granted for the year ended December 31, 2000 vest 25% after the first year and then 2.083% each month thereafter until 100% vested. Options granted for the year ended December 31, 2001 vest 2.083% each month until 100% vested.

        The following table summarizes stock option activity under the plans (shares in thousands):

		Options Outstanding
	Options Available for Grant	Shares	Weighted Average Exercise Price Per Share
Balance at December 31, 1998	71	1,067	$0.68
Additional options authorized	1,600	—	—
Repurchase of common stock in connection with unvested stock options previously exercised	51	—	—
Options granted	(1,044)	1,044	17.62
Options exercised	—	(399)	0.39
Options canceled	192	(192)	2.45

Balance at December 31, 1999	870	1,520	12.17
Additional options authorized	1,594	—	—
Repurchase of common stock in connection with unvested stock options previously exercised	19	—	—
Options granted	(2,310)	2,310	11.53
Options exercised	—	(230)	0.57
Options canceled	770	(770)	13.55

Balance at December 31, 2000	943	2,830	12.06
Additional options authorized	1,127	—	—
Options granted	(1,651)	1,651	2.27
Options exercised	—	(51)	0.32
Options canceled	1,509	(1,509)	11.86

Balance at December 31, 2001	1,928	2,921	6.84

        The following table summarizes information concerning outstanding and exercisable options for all stock option plans as of December 31, 2001 (shares in thousands):

	Options Outstanding			Options Vested and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Outstanding	Weighted Average Exercise Price Per Share
$0.19	4	5.6	$0.19	4	$0.19
0.33–0.40	19	6.3	0.39	19	0.39
1.50–2.19	753	8.9	1.84	171	1.81
2.30–3.00	766	9.4	2.56	145	2.64
3.69–5.44	126	8.6	4.49	59	4.64
6.50–9.47	703	8.0	7.51	298	7.50
11.00–15.81	353	7.7	11.62	243	11.46
26.13–33.50	123	7.6	27.97	73	28.68
43.75	74	7.6	43.75	74	43.75

	2,921			1,086

Fair value disclosures

        Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

        The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing method as prescribed by SFAS No. 123 using the following assumptions:

	Year Ended December 31,
	2001	2000	1999
Risk-free rates	4.24%	5.4-6.7%	5.7%
Expected lives (in years)	4.0	4.0	4.0
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	97.5%	130%	78.0%

        Had compensation costs been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss and pro forma basic and diluted net loss per share under SFAS No. 123 would have been:

	Year Ended December 31,
	2001	2000	1999
Pro forma net loss (in thousands)	$38,625	$43,291	$24,534
Pro forma net loss per share	$1.71	$1.96	$2.31

        The weighted average fair value of options granted were:

	Year Ended December 31,
	2001	2000	1999
Weighted average fair value of options granted during period	$1.41	$9.58	$17.62

Unearned stock-based compensation

        In connection with certain stock option grants, the Company recognized unearned compensation which is being amortized over the vesting periods of the related options, usually four years, using an accelerated basis. Future compensation charges are subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period.

Employee Stock Purchase Plan

        In April 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 500,000 shares of common stock for issuance thereunder. The Purchase Plan was approved by the stockholders in June 1999. On each January 1, the aggregate number of shares reserved for issuance under the Purchase Plan is increased by the lesser of 750,000 shares, 3% of the outstanding shares on such date or a lesser amount determined by the Board of Directors. The

Purchase Plan became effective on the first business day on which price quotations for the Company's common stock were available on the Nasdaq National Market, which was July 8, 1999. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year and do not (i) immediately after grant own stock possessing 5% or more of the total combined voting capital stock, or (ii) possess rights to purchase stock under all of the employee stock purchase plans at an accrual rate which exceeds $25,000 worth of stock for each calendar year. The Purchase Plan permits participants to purchase common stock through payroll deductions up to 15% of the participant's compensation, as defined in the Purchase Plan, but limited to 2,500 shares per participant per purchase period. Each offering period includes four six-month purchase periods, and the Purchase Plan was amended in June 2000 so that purchase periods begin on April 1 and October 1 of each year, except for the offering period which started on the first trading day on or after the effective date of the public offering. The price at which the common stock is purchased under the Purchase Plan is 85% of the lesser of the fair market value at the beginning of the offering period or at the end of the purchase period. The Purchase Plan will terminate after a period of ten years unless terminated earlier as permitted by the Purchase Plan.

NOTE 9—INCOME TAXES:

        Deferred taxes are composed of the following (in thousands):

	December 31,
	2001	2000
Deferred tax assets (liabilities)
Net operating loss and credit carryforwards	$34,261	$22,419
Research and development tax credits	3,373	1,780
Accruals	2,660	435
Depreciation and amortization	327	263
Other	7	2

Total deferred tax assets	40,628	24,899
Less: Valuation allowance	(40,628)	(24,899)

Net deferred tax assets	$—	$—

        At December 31, 2001, the Company had approximately $94.2 million of federal and $38.3 million of state net operating loss carryforwards available to offset future taxable income. The federal and state net operating loss carryforwards expire in varying amounts beginning in 2011 and 2004, respectively. At December 31, 2001, the Company had approximately $2.0 million of federal and $2.1 million of state research and development tax credit carryforwards available to offset future taxes. The federal tax credit carryforwards expire in varying amounts beginning in 2001. The California tax credit carryforwards can be carried forward indefinitely.

        The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.

        The Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided for a full valuation allowance against its total deferred tax assets at December 31, 2001 and 2000. The valuation allowance increased by $15,728,000, $11,101,000 and $8,234,000 in the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 10—COMMITMENTS AND CONTINGENCIES:

Leases

        The Company leases its office facilities and certain equipment under noncancelable operating lease agreements which expire at various dates through 2005. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid. The lease requires that the Company pay all costs of maintenance, utilities, insurance and taxes. Rent expense under these leases is as follows (in thousands):

	Year Ended December 31,
	2001	2000	1999
Rent expense	$2,188	$1,642	$643

        Future minimum lease payments under all noncancelable capital and operating leases, net of sublease rental income of $145,000, at December 31, 2001 are as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2002	$31	$2,785
2003	—	2,100
2004	—	2,163
2005	—	904

Total minimum payments	31	$7,952

Less: amount representing interest	(3)

Present value of capital lease obligations	28
Less: Current portion	(28)

Capital lease obligations, non-current portion	$—

Litigation

        From time to time, the Company has been subject to litigation including the pending litigation described below. Because of the uncertainties related to both the amount and range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, the Company will assess its potential liability and revise its estimates. Pending or future litigation could be costly, could cause the diversion of management's attention and could upon resolution, have a material adverse effect on the Company's business, results of operations, financial condition and cash flow.

        In addition, the Company is engaged in certain legal and administrative proceedings incidental to its normal business activities and believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flow.

        In November 2001, two lawsuits were filed in Delaware Chancery Court naming the Company and certain of the Company's officers and directors as defendants. Both actions related to the Company's response to recent acquisition offers and purported to be class actions brought on behalf of the Company's shareholders. On February 1, 2002, the two complaints were consolidated into a single action, titled In Re Liquid Audio, Inc., Shareholders Litigation, Consolidated Civil Action No. 19212-NC. That action was brought against Gerald W. Kearby, Silvia Kessel, Ann L. Winblad and the Company. The complaint alleges that defendants had breached their fiduciary duties owed to the Company's shareholders in connection with the Company's response to acquisition offers from Steel Partners II, LLP and an investor group formed by musicmaker.com, Inc. The complaint seeks, among other things, a court order barring the Company from adopting or maintaining measures that would make the Company less attractive as a takeover candidate or, alternatively, awarding compensatory damages to the purported plaintiff class. To date, the Company has not responded to the complaint, nor has the court set a date for discovery cutoff or trial. The Company intends to vigorously defend the action. There is no assurance concerning the outcome of either action, or whether either action would have a material effect on the Company's financial condition or business operations.

        On or about September 27, 2001, Network Commerce, Inc. ("NCI") filed a Complaint against the Company in the United States District Court for the Western District of Washington (Seattle). The suit alleges that the Company infringes the claims of United States Patent No. 6,073,124. NCI requests that the Company be enjoined from its allegedly infringing activities and seeks unspecified damages. The Company was served with the Complaint on November 2, 2001 and subsequently submitted an answer to the Complaint that included counterclaims. In February 2002, the Company entered into settlement negotiations but have yet to reach a settlement.

        On August 23, 2001, the Company received a demand letter from a former employee's legal counsel alleging claims for sexual harassment and retaliation. On September 13, 2001, the former employee filed a charge with the California Department of Fair Employment and Housing alleging such claims against the Company and one of its former employees. The Company completed an investigation and believes that there is no merit to the former employee's allegations. The Company does not know at this time whether a settlement can be achieved. To date, the Company has not been served with a complaint.

        On July 20, 2001, a putative securities class action, captioned Murowa Financial v. Liquid Audio, Inc. et al., Civil Action No. 01-CV-6661, was filed against the Company, certain of the Company's officers and directors (the "Individual Defendants") and three underwriters in the Company's initial public offering (the "IPO"), in the United States District Court for the Southern District of New York. The Complaint seeks unspecified damages on behalf of a purported class of purchasers of the Company's common stock between July 8, 1999 and December 6, 2000. Several complaints substantially identical to Murowa were later filed against the Company, the Individual Defendants, and several of the IPO underwriters in the Southern District of New York. These cases have been consolidated under Civil Action No. 01-CV-6661. These complaints generally allege that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in the Company's initial public offering and secondary offering of securities. The complaints bring claims for violation of several provisions of the federal securities laws against those underwriters, and also against the Company and certain of its directors and officers. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 300 other companies. The lawsuit and all other "IPO allocation" securities class actions currently pending in the Southern District of New York have been assigned to Judge Shira A. Scheindlin for coordinated pretrial proceedings. The Company believes that it has meritorious defenses to the claims and intends to vigorously defend against such claims.

        On or about April 7, 2000, Sightsound, Inc. ("Sightsound") filed an Amended Complaint against one of the Company's customers in the United States District Court for the Eastern District of Pennsylvania (Pittsburgh). The suit alleges that the Company's customer infringes one or more of three patents (United States Patent Nos. 5,191,573; 5,675,734 and 5,996,440). Sightsound claims damages of $20 million plus an unspecified royalty. The Company has entered into an agreement with its customer whereby the Company has agreed to assume control of the defense and pay the defense costs, while reserving the Company's rights as to indemnification obligations. The customer filed an Answer to the Amended Complaint on April 27, 2000 denying the material allegations of the complaint, and asserting counterclaims for declaratory judgment of non-infringement and patent invalidity. A trial date had been set for September 28, 2001 in the matter, but that date will be reset after the Court rules on pending matters.

        On March 31, 2000, Intouch Group, Inc. ("Intouch") filed a lawsuit against the Company in the United States District Court for the Northern District of California alleging patent infringement. The Complaint names the Company, Amazon.com, Inc., Listen.com, Inc., Entertaindom LLC, DiscoverMusic.com, Inc. and Muze, Inc. It alleges that these parties infringe, or induce infringement of, the claims of United States Patent Nos. 5,237,157 ("the "157 patent") and 5,963,916 ("the "916 patent") by operating a web site and/or a kiosk that allows interactive previewing of pre-recorded music products. The Complaint seeks unspecified damages and injunctive relief. The Company answered Intouch's first amended complaint, denying the material allegations of the amended complaint, and asserting counterclaims for declaratory judgment of non-infringement, patent invalidity and inequitable conduct. In May 2001, the parties reached an agreement in principle to settle Intouch's claims on the "157 patent. On February 6, 2002, the parties executed a final settlement regarding the "916 patent. Pursuant to the settlement, the terms of which are confidential, Intouch has dismissed its suit with prejudice as to the Company and granted it a nonexclusive license on the "916 patent. The settlement did not have a material impact on the Company's financial position or results of operations.

NOTE 11—RESTRUCTURING:

        In May 2001, the Company adopted a corporate restructuring program to reduce expenses to preserve the Company's cash position while the digital music market develops. The restructuring included a worldwide workforce reduction, a consolidation of three Redwood City, California offices into one facility and other expense management initiatives. A restructuring charge of $4,497,000 was recorded in operating expense in the twelve months ended December 31, 2001.

        The restructuring charge included involuntary employee separation costs of $1,116,000 for 79 employees worldwide, 20 in sales and marketing, 32 in research and development, 13 in general and administrative and 6 in operations functions in the U.S., and 2 in sales and marketing, 3 in research and development and 3 in operations functions outside the U.S.

        Lease costs of $1,214,000 were accrued pertaining to the estimated future obligations for non-cancelable lease payments for excess facilities that were vacated due to reductions in workforce.

        Asset impairment costs of $2,167,000 were recorded, primarily for property and equipment, furniture and fixtures, computer software and leasehold improvements for assets no longer in use from de-emphasized business lines, reductions in workforce and excess facilities.

        A summary of the restructuring cost is outlined as follows (in thousands):

	Severance and Benefits	Facilities	Asset Impairments	Total
Severance and benefits	$1,116	$—	$—	$1,116
Accrued lease costs	—	1,214	—	1,214
Property and equipment impairment	—	—	2,167	2,167

Total	1,116	1,214	2,167	4,497
Cash paid	(1,116)	(691)	—	(1,807)
Non-cash	—	—	(2,167)	(2,167)

Restructuring reserve balance at December 31, 2001	$—	$523	$—	$523

        Remaining cash expenditures related to net lease expense due to the consolidation of facilities will be paid over the lease terms through the fourth quarter of 2002.

NOTE 12—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

        The following is a summary of the unaudited quarterly results of operations for the periods shown (in thousands except per share data):

		II. THREE MONTHS ENDED
		March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
i)	Net revenues	$2,995	$3,454	$3,355	$1,764	$1,661	$1,024	$1,275	$768
ii)	Gross profit	2,453	2,463	2,562	975	708	434	926	317

	Net loss	(6,524)	(7,718)	(8,892)	(10,551)	(11,267)	(14,034)	(6,060)	(5,823)
iii)	Net loss per share, basic and diluted	(0.30)	(0.35)	(0.40)	(0.47)	(0.50)	(0.62)	(0.27)	(0.26)

	Weighted average shares used in per share calculation	21,918	22,013	22,304	22,429	22,528	22,593	22,640	22,689

Distribution and Fulfillment Services Group
of Alliance Entertainment Corp.
Consolidated Balance Sheets
March 31, 2002 and December 31, 2001
Dollars in Thousands, Except Share Data

	March 31, 2002	December 31, 2001
	(unaudited)
Assets
Current assets:
Cash	$5,568	$2,845
Accounts receivable, net of allowance of $6,577 and $6,137, respectively	106,743	163,741
Inventory	97,112	64,839
Prepaid expenses and other current assets	3,988	2,522
Advances to Digital Media Infrastructure Services Group	2,810	1,776

Total current assets	216,221	235,723
Property and equipment, net of accumulated depreciation of $22,454 and $20,699, respectively	33,624	33,469
Goodwill	3,876	3,876
Intangible assets, net of accumulated amortization of $9,308	13,201	13,656
Advances to Digital Media Infrastructure Services Group	12,170	10,502
Other assets	1,459	1,465

	$280,551	$298,691

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$172,610	$211,545
Accrued liabilities	15,070	9,814
Current portion of long-term debt	770	770
Current portion of obligations under capital leases	484	552
Revolving credit facility	34,185	17,293

Total current liabilities	223,119	239,974
Long-term debt	3,155	3,155
Obligations under capital leases	224	44
Commitments and contingencies
Series A1 Cumulative Preferred, redeemable 20,000 shares authorized, issued and outstanding at March 31, 2002 and December 31, 2001	27,609	26,853
Series A2 Cumulative Preferred, redeemable 40,967 shares authorized, issued and outstanding at March 31, 2002 and December 31, 2001	53,486	51,938
Series B Cumulative Preferred, redeemable 9,700,000 shares authorized, 4,540,070 shares issued and outstanding at March 31, 2002 and December 31, 2001	13,053	12,756
Stockholders' deficit:
Common stock, $.0001 par value, 150,000,000 shares authorized, 71,738,845 shares issued and outstanding at March 31, 2002 and December 31, 2001	7	7
Additional paid-in capital	—	—
Accumulated deficit	(40,102)	(36,036)

Total stockholders' deficit	(40,095)	(36,029)

	$280,551	$298,691

The accompanying notes are an integral part of these consolidated financial statements.

Distribution and Fulfillment Services Group
of Alliance Entertainment Corp.
Consolidated Statements of Operations
For the Three Months Ended March 31, 2002 and 2001
Dollars in Thousands (Unaudited)

	2002	2001
Net sales	$169,124	$113,263
Cost of goods sold	150,200	99,420

Gross profit	18,924	13,843
Selling, general and administrative expenses	19,198	15,305
Amortization of intangible assets	—	654

Operating loss	(274)	(2,116)
Interest, net	736	1,503

Loss before provision for income taxes	(1,010)	(3,619)
Benefit from income taxes	(455)	(2,352)

Net loss	$(555)	$(1,267)

Loss applicable to common stockholders:
Net loss	$(555)	$(1,267)
Dividends on preferred stock	(2,601)	(1,993)

Loss applicable to common stockholders	$(3,156)	$(3,260)

Basic net loss per share:
Net loss per common share	$(0.04)	$(0.05)
Weighted average common shares outstanding	71,739	71,739

The accompanying notes are an integral part of these consolidated financial statements.

Distribution and Fulfillment Services Group
of Alliance Entertainment Corp.
Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2002 and 2001
Dollars in Thousands (unaudited)

	2002	2001
Net loss	$(555)	$(1,267)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization of property and equipment	1,754	1,943
Amortization of intangible assets	—	654
Amortization of deferred finance costs	111	120
Deferred income taxes	(455)	(2,352)
Bad debt expense	540	312
Changes in assets and liabilities, net of effects of non-cash charges:
Accounts receivable	56,458	35,974
Inventory	(32,273)	(5,961)
Prepaid expenses and other current assets	(1,466)	(267)
Other assets	(105)	1,147
Accounts payable and accrued liabilities	(39,202)	(20,844)

Net cash (used in) provided by operating activities	(15,193)	9,459

Cash flows from investing activities:
Capital expenditures	(1,909)	(742)

Net cash used in investing activities	(1,909)	(742)

Cash flows from financing activities:
Net proceeds from (payments on) revolving credit facility	16,892	(15,779)
Net change in cash overdrafts	5,523	1,323
Payments on capital leases	112	378
Net change in advances to Digital Media Infrastructure
Services Group	(2,702)	2,307
Issuance of preferred stock	—	8,000
Distribution to Digital Media Infrastructure Services Group	—	(8,000)

Net cash provided by (used in) financing activities	19,825	(11,771)

Net increase (decrease) in cash	2,723	(3,054)
Cash, beginning of period	2,845	7,890

Cash, end of period	$5,568	$4,836

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$736	$1,503

The accompanying notes are an integral part of these consolidated financial statements.

Distribution and Fulfillment Services Group

of Alliance Entertainment Corp.

Notes to Consolidated Financial Statements (unaudited)

1. Nature of Business and Basis of Presentation:

  Nature of Business:

        The accompanying unaudited consolidated financial statements of the Distribution and Fulfillment Services Group ("DFSG"), consisting of wholly-owned subsidiaries of Alliance Entertainment Corp. ("Alliance"), have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the consolidated financial position, results of operations, and cash flows of DFSG. The results of operations and cash flows for the three-month period ending March 31, 2002, are not necessarily indicative of the results of operations and cash flows that may be reported for the year ending December 31, 2002. The unaudited consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

        In July 2002, Alliance entered into a definitive agreement to merge with Liquid Audio, Inc. in a proposed transaction structured as a tax-free reverse merger with Alliance's stockholders owning approximately 74 percent of the combined entity. This transaction is subject to approval by the stockholders of Liquid Audio, Inc.; accordingly, there are no assurances that such transaction will be consummated. If the merger is consummated, the historical financial statements prior to the transaction will be those of DFSG and for accounting purposes the acquisition will be treated as a recapitalization of Alliance. Prior to consummation of the proposed transaction, Digital Media Infrastructure Services Group ("DMISG") will be divested in a spin-off or other disposition to Alliance's existing stockholders. It is management's belief that the presentation of DFSG, excluding DMISG, provides the most fair and complete depiction of the reorganized entity and the presentation most meaningful to investors. This belief is based upon the dissimilar businesses of DFSG and DMISG, the fact that the businesses have been essentially financed as if they were autonomous, the absence of common facilities and costs and the planned autonomy of these businesses subsequent to the transactions.

2. Change in Accounting Principle:

        In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill, including reorganization value, and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives and also reviewed for impairment. SFAS Nos. 141 and 142 were fully adopted by DFSG on January 1, 2002. DFSG has completed its analysis of the effects of the new statement, and based upon this analysis has concluded that intangible assets are not currently impaired and should not be amortized. Annual amortization expense of approximately $2.6 million will not be reflected in the consolidated statement of operations for the year ending December 31, 2002.

        The following table sets forth the 2001 results which are presented on a basis comparable to the 2002 results, adjusted to exclude amortization expense related to reorganization value:

	Three months ended March 31,
	2002	2001
Net loss, as reported	$(555)	$(1,267)
Adjustments:
Amortization of reorganization value	—	654

Net loss, as adjusted	$(555)	$(613)

Basic net loss per share:
Net loss, as reported	$(0.04)	$(0.05)
Adjustments:
Amortization of reorganization value	—	0.01

Net loss, as adjusted	$(0.04)	$(0.04)

3. Revolving Credit Facility:

        AEC One Stop Group, Inc., part of DFSG has an asset-based revolving credit facility, which originally provided for borrowings of $75.0 million and was increased to $135.0 million pursuant to an amendment dated May 24, 2001 ("Credit Facility"). This Credit Facility matures on August 19, 2003 and includes a $5.0 million letter of credit sub-facility.

        Interest on the outstanding balance under the Credit Facility is calculated on the London Interbank Offered Rate ("LIBOR") or the prime rate ("Prime") plus applicable margins based upon the outstanding balance and certain interest coverage ratios. Interest on $10.0 million was calculated based on LIBOR plus 2.75% (4.65%) at March 31, 2002. Interest expense on the remaining $24.2 million at March 31, 2002, was calculated based on Prime plus .75% (5.5%).

        Availability:    DFSG's availability under the Credit Facility is subject to a borrowing base of eligible accounts receivable and eligible inventory. The Credit Facility also includes a $2.0 million over advance whereby DFSG may borrow $2.0 million in excess of its borrowing base availability at the lenders' sole discretion. At March 31, 2002, DFSG had $83.4 million available under the Credit Facility.

        Collateral:    With the exception of certain real property, machinery and equipment and capital leases of DFSG, all of the existing and after acquired or created assets of DFSG were pledged as collateral for the Credit Facility through March 31, 2002. In addition, the obligations of DFSG are collateralized by a guaranty from DFSG's subsidiaries.

        Restrictive Covenants:    DFSG is required to achieve certain minimum performance objectives, based upon its forecasted results of operations. While management believes these objectives are reasonable, actual results may differ materially from those projected which may adversely affect DFSG's ability to meet one or more of the financial covenants. DFSG's business is historically seasonal and the achievement of forecasted objectives requires a strong fourth quarter performance. If a violation of one or more of the financial covenants occurs, DFSG would be required to obtain a waiver from the lenders and there can be no assurance that such a waiver can be obtained. Historically, DFSG has been able to obtain waivers or amendments to the covenants from the lenders in order to remain in compliance with all covenants in the Credit Facility, however, there can be no assurance that DFSG will be able to do so for future violations. DFSG was in compliance with such financial covenants as of March 31, 2002.

4. Stockholders' Deficit

        The change in accumulated deficit at March 31, 2002 and March 31, 2001 represents DFSG's net loss for the three month periods in addition to dividend requirements on redeemable preferred stock.

5. Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share ("EPS"):

	2002	2001
Numerator:
Net loss	$(555)	$(1,267)
Less: preferred stock dividend	2,601	1,993

Loss applicable to common stockholders	(3,156)	(3,260)

Denominator:
Basic and diluted EPS—weighted average shares	71,739	71,739
Basic net loss per share	$(0.04)	$(0.05)
Diluted net loss per share	$(0.04)	$(0.05)
Antidilutive weighted options	1,078	977

6. Related Party Transactions:

        DFSG conducts business with and makes advances to and for DMISG, an affiliated entity. These transactions are as follows:

  •
  DMISG owns the rights to a comprehensive database ("AMG") which offers reviews, biographies, ratings, images, titles, credits and descriptive categories for music, videos, DVDs and video games. During 2000, development and maintenance of the database was funded primarily by stockholders of Alliance. In 2001, the Credit Facility was amended and used to fund these activities. At March 31, 2002, $8.3 million had been borrowed related to these activities and is included in amounts outstanding under the Credit Facility. DFSG has the obligation to repay these borrowings. The related advances to DMISG are classified as non-current and included in advances to DMISG in the accompanying consolidated balance sheets, as such amounts are expected to be realized upon sale or disposal of this business.

  •
  DFSG pays the operating expenses of DMISG and is then reimbursed for these expenses by DMISG. At March 31, 2002, net amounts receivable relating to these advances total $6.7 million,

    of which $2.8 million is classified as current in the accompanying consolidated balance sheets. The remaining balance of $3.9 million relates to advances to AMG which are expected to be realized upon sale or disposal of this business.

        Prior to its proposed transaction with Liquid Audio, Inc., it is the intention of the Board of Directors to spin-off or otherwise dispose of DMISG to Alliance's stockholders. Expenses have been attributed to DMISG based upon actual, direct expenditures and do not include corporate allocations, and management believes that these expenses do not constitute expenses of DFSG.

7. Contingencies

        DFSG is involved in various claims and possible actions arising out of the normal course of its business, none of which, in the opinion of DFSG, based upon knowledge of facts and the advice of counsel, will result in a material adverse effect on DFSG's financial position or operations.

        In 1999, a claim alleging copyright infringement and antitrust violations was filed naming Alliance as a co-defendant. The complaint seeks unspecified monetary damages and injunctive relief. Alliance believes these allegations are without merit.

Report of Independent Certified Public Accountants

To The Board of Directors and Stockholders
of Alliance Entertainment Corp.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of the Distribution and Fulfillment Services Group of Alliance Entertainment Corp. at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida

February 22, 2002, except for Note 2
    as to which the date is July 15, 2002

Distribution and Fulfillment Services Group
of Alliance Entertainment Corp.
Consolidated Balance Sheets
December 31, 2001 and 2000
(Dollars in Thousands, Except Share Date)

	2001	2000
Assets
Current assets:
Cash	$2,845	$7,890
Accounts receivable, net of allowance of $6,137 and $3,703, respectively	163,741	123,363
Inventory	64,839	62,361
Prepaid expenses and other current assets	2,522	1,862
Advances to Digital Media Infrastructure Services Group	1,776	4,436

Total current assets	235,723	199,912
Property and equipment, net	33,469	34,782
Goodwill	3,876	—
Intangible assets, net	13,656	18,391
Advances to Digital Media Infrastructure Services Group	10,502	—
Other assets	1,465	2,444

	$298,691	$255,529

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$211,545	$123,686
Accrued expenses	9,814	2,244
Current portion of long-term debt	770	705
Current portion of obligations under capital leases	552	816
Revolving credit facility	17,293	70,801

Total current liabilities	239,974	198,252
Long-term debt	3,155	3,925
Obligations under capital leases	44	86
Commitments and contingencies (Note 12)
Series A1 Cumulative Preferred, redeemable 20,000 shares authorized, issued and outstanding at December 31, 2001 and 2000	26,853	24,048
Series A2 Cumulative Preferred, redeemable 40,967 shares authorized, issued and outstanding at December 31, 2001 and 2000	51,938	46,219
Series B Cumulative Preferred, redeemable 9,700,000 shares authorized, 4,540,070 shares issued and outstanding at December 31, 2001	12,756	—
Stockholders' deficit:
Common stock, $.0001 par value, 150,000,000 shares authorized, 71,738,845 shares issued and outstanding at December 31, 2001 and 2000	7	7
Additional paid-in capital	—	—
Accumulated deficit	(36,036)	(17,008)

Total stockholders' deficit	(36,029)	(17,001)

	$298,691	$255,529

The accompanying notes are an integral part of these consolidated financial statements.

Distribution and Fulfillment Services Group
of Alliance Entertainment Corp.
Consolidated Statements of Operations
For the Three Years Ended December 31, 2001
(Dollars in Thousands)

	2001	2000	1999
Net sales	$588,604	$464,751	$375,345
Cost of goods sold	512,264	401,933	320,258

Gross profit	76,340	62,818	55,087
Selling, general and administrative expenses	64,294	55,968	45,605
Amortization of intangible assets	2,622	2,616	2,872
Costs of unrealized acquisitions	600	—	1,016

Operating income	8,824	4,234	5,594
Interest, net	4,978	7,022	4,940
Other expenses	600	—	5

Income (loss) before provision for income taxes	3,246	(2,788)	649
Provision for income taxes	2,113	—	1,188

Net income (loss)	$1,133	$(2,788)	$(539)

(Loss) income applicable to common stockholders:
Net income (loss)	$1,133	$(2,788)	$(539)
Dividends on preferred stock	(9,476)	(7,457)	(1,843)

Loss applicable to common stockholders	$(8,343)	$(10,245)	$(2,382)

Net loss per share
Basic	$(0.12)	$(0.15)	$(0.07)
Diluted	$(0.12)	$(0.15)	$(0.07)
Weighted average common shares outstanding
Basic	71,739	70,125	32,778
Diluted	71,739	70,125	32,778

The accompanying notes are an integral part of these consolidated financial statements.

Distribution and Fulfillment Services Group
of Alliance Entertainment Corp.
Consolidated Statements of Stockholders' Equity (Deficit)
For the Three Years Ended December 31, 2001
(Dollars in Thousands)

	Common Stock				Retained Earnings (Accumulated Deficit)
			Additional Paid In Capital	Stockholder Notes Receivable
	Shares	Amount				Total
Balance, December 31, 1998	12,688,977	$1	$47,893	$—	$(152)	$47,742
Issuance of shares committed in plan of reorganization	226,106	—	—	—	—	—
Effect of pro rata redeemable preferred stock issuance to stockholders	—	—	(20,000)	—	—	(20,000)
Costs incurred in connection with capital transaction	—	—	(3,848)	—	—	(3,848)
Stock split	10,136,693	1	(1)	—	—	—
Capital contribution	25,932,367	3	54,259	—	—	54,262
Shares issued in connection with business combination	19,291,415	2	69,001	(1,225)	—	67,778
Deemed distributions to Digital Media Infrastructure Services Group	—	—	(147,304)	—	(2,419)	(149,723)
Dividend requirement on redeemable preferred stock	—	—	—	—	(1,843)	(1,843)
Net loss	—	—	—	—	(539)	(539)

Balance, December 31, 1999	68,275,558	7	—	(1,225)	(4,953)	(6,171)
Issuance of shares previously committed to in connection with business acquisition	3,463,287	—	—	—	—	—
Deemed distributions to Digital Media Infrastructure Services Group	—	—	—	—	(1,810)	(1,810)
Write-off notes to stockholders	—	—	—	1,225	—	1,225
Dividend requirement on redeemable preferred stock	—	—	—	—	(7,457)	(7,457)
Net loss	—	—	—	—	(2,788)	(2,788)

Balance, December 31, 2000	71,738,845	7	—	—	(17,008)	(17,001)
Deemed distributions to Digital Media Infrastructure Services Group	—	—	—	—	(10,685)	(10,685)
Dividend requirement on redeemable preferred stock	—	—	—	—	(9,476)	(9,476)
Net income	—	—	—	—	1,133	1,133

Balance, December 31, 2001	71,738,845	$7	$—	$—	$(36,036)	$(36,029)

The accompanying notes are an integral part of these consolidated financial statements.

Distribution and Fulfillment Services Group
of Alliance Entertainment Corp.
Consolidated Statements of Cash Flows
For the Three Years Ended December 31, 2001
(Dollars in Thousands)

	2001	2000	1999
Net income (loss)	$1,133	$(2,788)	$(539)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	7,881	7,160	4,313
Amortization of intangible assets	2,622	2,616	2,872
Amortization of deferred finance costs	478	345	318
Impairment of investment	600	—	—
Deferred income taxes	2,113	—	1,188
Bad debt expense	4,197	1,923	1,610
Changes in assets and liabilities, net of effects of non-cash charges:
Accounts receivable	(50,591)	(23,783)	(33,583)
Inventory	(2,161)	(1,099)	(16,256)
Prepaid expenses and other	(648)	778	318
Other assets	(97)	(821)	(1,174)
Accounts payable and accrued expenses	94,219	2,213	45,509

Net cash provided by (used in) operating activities	59,746	(13,456)	4,576

Cash flows from investing activities:
Capital expenditures	(2,979)	(11,896)	(9,524)

Net cash used in investing activities	(2,979)	(11,896)	(9,524)

Cash flows from financing activities:
Net (payments on) proceeds from revolving credit facility	(53,508)	31,256	(893)
Net change in cash overdrafts	118	1,022	—
Payments on long-term debt	(705)	(645)	(590)
Payments on capital leases	(994)	(1,074)	(415)
Net change in advances to Digital Media Infrastructure Services Group	(7,842)	(4,436)	—
Issuance of Preferred Stock	11,804	—	90,000
Distribution to Digital Media Infrastructure Services Group	(10,685)	1,000	(76,516)
Cost of capital transaction	—	—	(3,848)

Net cash (used in) provided by financing activities	(61,812)	27,123	7,738

Net (decrease) increase in cash	(5,045)	1,771	2,790
Cash, beginning of period	7,890	6,119	3,329

Cash, end of period	$2,845	$7,890	$6,119

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$4,566	$6,593	$4,393
Supplemental schedule of non-cash investing and financing activities:
Obligations under capital leases incurred for the purchase of new equipment	$654	$70	$1,544
Dividends on preferred stock	$9,476	$7,457	$1,843
Acquisition of business, net of cash acquired
Fair value of assets acquired, excluding cash	$3,443	$—	$—
Liabilities assumed	(383)	—	—
Cost in excess of net assets acquired, net	3,876	—	—

Total non-cash consideration	$6,936	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Distribution and Fulfillment Services Group

of Alliance Entertainment Corp.

Notes to Consolidated Financial Statements

1. Company Background and Nature of Business:

  Distribution and Fulfillment Services Group ("DFSG"), consisting of wholly-owned subsidiaries of Alliance Entertainment Corp. ("Alliance"), provides full-service distribution of pre-recorded music, videos, video games and related accessories and merchandise to retailers and other customers primarily in North America, Europe and South America. In addition to traditional distribution services, and as an integral part of its service offering, DFSG also provides consumer-direct fulfillment ("CDF") and vendor managed inventory ("VMI") solutions to its customers.

  In July 1997, Alliance and fourteen of its wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York in order to facilitate the reorganization of its primary businesses and to restructure its long-term debt. These companies emerged from bankruptcy in August of 1998.

  As a result of Alliance's reorganization in 1998, Alliance adopted fresh start reporting pursuant to the provisions of SOP 90-7. In accordance with SOP 90-7, assets and liabilities were restated as of August 1, 1998 to reflect the reorganization value of Alliance, which approximated their fair market value on that date. In addition, the accumulated deficit of Alliance through that date was eliminated and the debt and capital structure of Alliance were recast in accordance with the provisions of the Plan of Reorganization. Thus, the financial information subsequent to August 1, 1998 reflects a new reporting entity and is not comparable to the Predecessor. Alliance determined that the reorganization value of its common equity was approximately $47.5 million.

  On May 19, 1999, AEC Associates, L.L.C. ("AEC Associates"), a Delaware limited liability company, acquired 90 percent of the capital stock of Alliance from its existing shareholders for $56.6 million. In connection with this transaction, 20,000 shares of Series A1 preferred stock were issued pro rata to all Alliance stockholders. The acquisition has been accounted for as a transaction among stockholders; accordingly, this transaction has not given rise to a new basis of presentation in the accompanying financial statements.

  In December 1999 concurrent with its acquisition of Digital On-Demand, Inc. (Note 4), Alliance began to provide services through both the Distribution and Fulfillment Services Group included in these financial statements and through the Digital Media Infrastructures Services Group ("DMISG") not included in these financial statements. DMISG licenses, distributes and provides, for its retailer customers, multi-media merchandising stations, which present comprehensive information and data for use by the end consumer in retail environments.

2. Basis of Presentation

  In July 2002, Alliance entered into a definitive agreement to merge with Liquid Audio, Inc. in a proposed transaction structured as a tax-free reverse merger with Alliance's stockholders owning approximately 74 percent of the combined entity. This transaction is subject to approval by the stockholders of Liquid Audio, Inc.; accordingly there are no assurances that such transaction will be consummated. If the merger is consummated, the historical financial statements prior to the transaction will be those of DFSG and for accounting purposes the acquisition will be treated as a recapitalization of Alliance. Prior to consummation of the proposed transaction, DMISG will be divested in a spin-off or other disposition to Alliance's existing stockholders. It is management's belief that the presentation of DFSG, excluding DMISG, provides the most fair and complete depiction of the reorganized entity and the presentation most meaningful to investors. This belief is based upon the dissimilar businesses of DFSG and DMISG, the fact that the businesses have been essentially financed as if they were autonomous, the absence of common facilities and costs and the planned autonomy of these businesses subsequent to the transactions.

  The operations of DFSG are funded primarily by a revolving credit facility (Note 8) and through operations. Prior to 2001, and in accordance with the credit facility agreement, the borrowings under the facility were used solely to fund the operations of DFSG. During 2001, the credit facility was amended to permit the use of borrowings to fund certain limited activities of DMISG. The remaining operations of DMISG, which experienced losses for the years ended December 31, 2001, 2000 and 1999, are funded primarily by the stockholders of Alliance.

  For purposes of these financial statements, the capital structure of Alliance Entertainment Corp., the Parent, is presented with its wholly-owned subsidiary, DFSG. It is the outstanding common stock and converted preferred stock of Alliance Entertainment Corp., the Parent, which will be exchanged in the proposed transaction. Accordingly, management believes that this presentation provides the most effective depiction of the historical capital structure of the Company.

3. Summary of Significant Accounting Policies:

  Consolidation

  The consolidated financial statements include the accounts of DFSG and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

  Management Estimates

  Significant estimates inherent in the preparation of the accompanying financial statements include management's forecast of future cash flows used as a basis to assess recoverability of long-lived assets, including intangible assets. In addition, DFSG provides for inventory obsolescence and estimated bad debts on accounts receivable based on historical experience and periodic reviews of the related assets.

  Sales in the music and video industry generally give certain customers the right to return products. In addition, DFSG's suppliers generally permit DFSG to return products that are in the supplier's current product listing. Based on historical returns and review of current catalog lists, management provides for estimated returns at the time of sale.

  Management periodically reviews its significant accounting estimates and it is reasonably possible that the recorded amount may change based on actual results and other factors.

  Cash and Cash Equivalents

  DFSG considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. Negative cash book balances of $3.7 million at December 31, 2001 and 2000 have been presented as accounts payable in the accompanying financial statements.

  Investments, at Cost

  Investments, at cost, generally consist of non-marketable securities and are presented in other assets in the accompanying consolidated balance sheets. Management, from time to time, reviews these investments to determine if a permanent impairment exists and adjusts the value as necessary. During 2001, based on its review, management determined that a permanent impairment of $0.6 million exists, which has been included in other expense in the accompanying consolidated statements of operations.

  Revenue Recognition

  Revenue from the sale and distribution of prerecorded music and video, music accessories and other related products is recognized when the products are shipped, net of estimated returns and other allowances.

  Fair Value of Financial Instruments

  The carrying value of DFSG's financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and other short and long-term obligations, approximate their fair value.

  Inventory

  Inventory, primarily consisting of distributed products, is stated at the lower of cost or market, with cost determined principally on the average cost basis.

  Accounts Receivable

  DFSG is subject to credit risk through sales to and related trade receivables from retailers. DFSG routinely assesses the financial strength of its significant customers to limit DFSG's exposure to risk with respect to its trade accounts receivable.

  Property and Equipment

  Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property under capital leases is amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Software development reflects internally developed computer software that is capitalized and amortized on the straight-line method over periods not exceeding five years. Upon retirement or sale, the cost and accumulated depreciation are eliminated from the accounts and the gain or loss, if any, is included in operations.

  Goodwill

  Goodwill represents the excess of the purchase price over the fair market value of net assets acquired subsequent to June 30, 2001. Goodwill is not amortized, but is assessed for impairment annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 3).

  Intangible Assets

  Intangible assets are comprised of reorganization value in excess of amounts allocable to identifiable assets.

  In connection with Alliance's reorganization in August 1998, the portion of Alliance's reorganization value, which could not be attributed to specific assets, has been reported as an intangible asset and was being amortized over ten years through December 31, 2001. Upon adoption of SFAS No. 142 on January 1, 2002, reorganization value will no longer be amortized, but will be assessed annually for impairment.

  Deferred Financing Costs

  DFSG incurred $0.7 million in financing costs during 2001 associated with the amendment and extension of its asset based revolving credit facility. These costs were deferred and amortized using a method that approximates the interest method due to the increase in the borrowing capacity of the amended credit facility. At December 31, 2001, $0.6 million is included in other assets in the accompanying consolidated balance sheets.

  Advertising Costs

  Advertising costs are expensed as incurred. Advertising costs totaled $3.9 million, $2.7 million and $2.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

  Income Taxes

  Income taxes are computed under an asset and liability approach whereby deferred tax assets and liabilities are recognized based on the difference between the financial statement and the tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized.

  Deemed Distributions to DMISG

  Amounts presented as deemed distributions to DMISG represent DFSG's cash and non-cash investments in DMISG other than advances originally designated to be repaid.

  Earnings per share

  Basic income/loss per share ("EPS") is calculated by dividing income/loss applicable to common stockholders by the weighted average number of common shares outstanding. Earnings applicable to common stockholders is calculated by deducting dividends on redeemable preferred stock from net income. Diluted income/loss per share includes the dilutive effect of common stock equivalents outstanding during the period using the treasury stock method of accounting. Common stock equivalents include stock options issued under benefit plans.

  Stock Split

  In 1999, Alliance affected a 1.7848 for one stock split of Common Stock. Share amounts presented in the accompanying consolidated balance sheets and consolidated statements of stockholders' equity (deficit) reflect actual share amounts outstanding for each period presented.

  Recent Accounting Pronouncements

  In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives and also reviewed for impairment.

  SFAS Nos. 141 and 142 were effective for DFSG's acquisition of Fresh Picks, Inc. ("Fresh Picks") (Note 3) on August 25, 2001 and otherwise will be effective on January 1, 2002. DFSG has not yet completed its analysis of the effects of the new statement, however, management expects based upon its initial assessment that intangible assets are not currently impaired and will not be amortized upon application of SFAS No. 142. Accordingly, and subject to final analysis, annual amortization expense of approximately $2.6 million will not be reflected in the consolidated statement of operations for the year ending December 31, 2002.

  In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 primarily addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company will adopt the provisions of SFAS No. 144 effective January 1, 2002 and such adoption is not anticipated to have a significant effect on its financial statements.

4. Business Acquisitions:

  On December 8, 1999, Alliance completed the acquisition of Digital On-Demand, Inc. ("DOD") for $19.8 million in cash, 26,538,814 shares of Alliance Common Stock and 21,538 shares of Alliance Series A2 Preferred Stock. DOD is part of DMISG and, as such, its financial position and results of operations are not included in these financial statements. Alliance issued 19,291,415 shares of common stock and 15,657 shares of Series A2 Preferred in connection with this acquisition. The remaining shares were reserved for issuance to certain parties relevant to the business of DOD. If these shares remain unissued, certain portions will revert to the former DOD stockholders. Cash and shares reserved for issuance to the former DOD optionholders were included in the purchase consideration. As indicated in Note 2, because the DMISG financial results are not presented herein, the acquisition consideration has been presented in the accompanying financial statements as deemed distributions to DMISG.

  On August 25, 2001, DFSG acquired the assets and assumed certain liabilities of Fresh Picks, Inc. in exchange for the forgiveness of $6.9 million due to DFSG related to cash advances and receivables relating to the sale of inventory. Included in the acquisition were assets with a fair value of $3.4 million, including proprietary VMI software with a fair market value of $2.5 million. Fresh Picks, through the use of its proprietary VMI software, was engaged in providing VMI services to retailers and supermarkets in the United States. The excess of purchase price over the fair value of net assets acquired of $3.9 million has been allocated to goodwill. This acquisition was accounted for as a purchase; accordingly, the results of Fresh Picks' operations are included in the consolidated financial statements from the date of acquisition.

5. Costs of Unrealized Acquisitions:

  Included in results of operations for 2001 and 1999 are charges of approximately $0.6 million and $1.0 million, respectively, for costs incurred related to proposed business acquisitions. These costs, primarily consisting of fees paid to outside legal and accounting advisors for due diligence, were incurred by DFSG and would have been considered as costs of the acquisitions upon the successful closing of the transactions. DFSG subsequently decided not to acquire the respective businesses, and accordingly, all costs associated with the opportunity have been reflected as an expense in the accompanying consolidated financial statements.

6. Property and Equipment:

  At December 31, 2001 and 2000, property and equipment consisted of the following (dollars in thousands):

	Useful Lives (Years)	2001	2000
Buildings and improvements	39	$16,341	$14,462
Machinery and equipment	5-7	25,629	16,724
Office equipment	2-5	8,942	7,327
Furniture and fixtures	5-7	2,158	1,934
Software development	2-5	493	—

		53,563	40,447
Less: accumulated depreciation and amortization		(20,699)	(12,845)
Construction in progress		605	7,180

		$33,469	$34,782

  Depreciation expense was $7.9 million, $7.2 million and $4.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

  DFSG leases certain of its warehouse equipment under capital leases. At December 31, 2001 and 2000, equipment under capital leases was recorded at $0.7 million and $1.3 million, respectively, net of related accumulated amortization of $4.0 million and $2.6 million, respectively, and was included in property and equipment.

7. Intangible Assets:

  Reorganization value in excess of amounts allocable to identifiable assets at December 31, 2001 and 2000 totaled $13.7 million and $18.4 million, respectively, which was net of $9.2 million and $6.6 million, respectively, of accumulated amortization. Amortization expense amounted to $2.6 million for the years ended December 31, 2001 and 2000 and $2.9 million for the year ended December 31, 1999 (see Note 2).

8. Revolving Credit Facility:

  AEC One Stop Group, Inc., part of DFSG, has an asset-based revolving credit facility, which originally provided for borrowings of $75.0 million and was increased to $135.0 million pursuant to an amendment dated May 24, 2001 ("Credit Facility"). This Credit Facility matures on August 19, 2003 and includes a $5.0 million letter of credit sub-facility.

  Interest on the outstanding balance under the Credit Facility is calculated on the London Interbank Offered Rate ("LIBOR") or the prime rate plus applicable margins based upon the outstanding balance and certain interest coverage ratios. Interest on $17.3 million and $35.0 million was calculated based on LIBOR plus 2.75% (5.20%) and LIBOR plus 2.75% (8.75%) at December 31, 2001 and 2000, respectively. Interest expense on the remaining $35.8 million at December 31, 2000, was calculated based on prime rate plus .75% (10.25%).

  Availability:    DFSG's availability under the Credit Facility is subject to a borrowing base of eligible accounts receivable and eligible inventory. The borrowing base is reduced by outstanding letters of credit, which are used to support outstanding insurance premiums. The Credit Facility also includes a $2.0 million over advance whereby DFSG may borrow $2.0 million in excess of its borrowing base availability at the lenders' sole discretion. At December 31, 2001, DFSG had $117.7 million available under the Credit Facility.

  Collateral:    With the exception of certain real property, machinery and equipment and capital leases of DFSG, all of the existing and after acquired or created assets of DFSG were pledged as collateral for the Credit Facility through year-end 2001. In addition, the obligations of DFSG are collateralized by a guaranty from DFSG's subsidiaries.

  Restrictive Covenants:    DFSG is required to achieve certain minimum performance objectives, based upon its forecasted results of operations. While management believes these objectives are reasonable, actual results may differ materially from those projected which may adversely affect DFSG's ability to meet one or more of the financial covenants. DFSG's business is historically seasonal and the achievement of forecasted objectives requires a strong fourth quarter performance. If a violation of one or more of the financial covenants occurs, DFSG would be required to obtain a waiver from the lenders and there can be no assurance that such a waiver can be obtained. DFSG was in compliance with such financial covenants as of December 31, 2001.

9. Long-Term Debt:

  DFSG has amounts outstanding of $7.0 million received from the city of Coral Springs, Florida (the "City") that represent the proceeds of a taxable bond offering by the City in connection with the Company's purchase of land and a building. The bonds are payable in annual installments through the year 2005 and bear interest based on a floating rate, which initially was 5.9%. For the years ended December 31, 2001 and 2000 the floating interest rate averaged 6.5% and 7.8%, respectively. The bonds are collateralized by a letter of credit amounting to $3.9 million at December 31, 2000, which carries an annual fee of .75%.

  The maturity schedule of this debt is as follows (dollars in thousands):

Amount
2002	$770
2003	970
2004	1,055
2005	1,130
Thereafter	—

3,925
Less current portion	770

Long-term debt	$3,155

10. Employee Benefit Plans:

  Employees are entitled to participate in the Alliance Entertainment Corp. 401(k) Savings Plan. Participation in the 401(k) Plan is available to substantially all employees after a certain period of employment. Generally, employees may contribute up to 15 percent of their annual compensation to the 401(k) Plan on a pre-tax basis, subject to a limitation. Under the 401(k) Plan, Alliance makes matching contributions up to a maximum of $1,600 per participant. The Company's contribution to the 401(k) Plan for the years ended December 31, 2001, 2000 and 1999 totaled $364,000, $143,000 and $129,000 respectively.

11. Earnings Per Share

  The following table sets forth the computation of basic and diluted earnings per share ("EPS"):

	2001	2000	1999
Numerator:
Net income(loss)	$1,133	$(2,788)	$(539)
Less: preferred stock dividend	(9,476)	(7,457)	(1,843)

Loss applicable to common stockholders	(8,343)	(10,245)	(2,382)

Denominator:
Basic EPS—weighted average shares	71,739	70,125	32,778
Dilutive effect: stock options	—	—	—

Diluted EPS—weighted average shares	71,739	70,125	32,778

Basic earnings per share	(0.12)	(0.15)	(0.07)
Diluted earnings per share	(0.12)	(0.15)	(0.07)
Antidilutive weighted options	1,122,322	929,163	324,391

12. Income Taxes:

        The following table presents the principal reasons for the difference between the effective tax and the U.S. federal statutory income tax:

	2001	2000	1999
U.S. federal statutory tax (benefit)	$1,105	$(948)	$221
State and local taxes	65	(56)	13
Amortization of reorganization value in excess of amounts allocable to identifiable assets	943	942	954
Increase in deferred tax valuation allowance	—	62	—

Provision for income taxes	$2,113	$—	$1,188

        The provision for income taxes for the years ending December 31, 2001 and 1999 represents deferred income tax expense of $2,113 and $1,188, respectively. In accordance with SOP 90-7, these amounts have been credited to "reorganization value in excess of amounts allocable to identifiable assets." For the year ending December 31, 2000, no benefit for income taxes was recorded due to the uncertainty of recognizing any such benefit.

        The benefits of net operating losses generated by the DMISG business segment are not included in the provision for income taxes reflected in the accompanying financial statements. However, these net operating loss carryforwards are available to DFSG to offset taxable income generated by the DFSG.

        The components of deferred tax assets and liabilities are as follows:

	2001	2000
Deferred income tax assets & liabilities
Bad debt reserves	$2,454	$1,862
Inventory reserves	3,509	3,353
Intangible assets	6,694	9,271
Intangible assets (pre-reorganization)	4,867	5,515
Net operating loss/credit carryforwards	42,519	32,697
Other	1,708	849
Property, plant and equipment	(4,150)	(3,621)
Valuation allowance	(57,601)	(49,926)
Net deferred tax assets	$—	$—

        As a result of the 1998 reorganization and the purchase of capital stock from then existing stockholders by AEC Associates in 1999, Alliance is treated as having experienced certain "ownership changes" under Internal Revenue Code Section 382. Accordingly, under Section 382, Alliance's ability to offset income in each post-ownership change taxable year by its then remaining net operating losses and certain built-in losses (including depreciation and amortization deductions of any portion of Alliance's basis in assets with built-in losses) is limited.

        The above deferred tax assets and liabilities include assets and liabilities generated by the DMISG business segment which have not otherwise been included in these financial statements but are available to DFSG.

13. Commitments and Contingencies:

  DFSG leases facilities as well as computer and other equipment under various capital and operating leases. Lease expense related to operating leases was $2.4 million, $2.6 million and $0.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum payments under capital and noncancelable operating leases with terms of one year or more at December 31, 2001 consist of the following (dollars in thousands):

	Operating Leases	Capital Leases
2002	$761	$561
2003	460	79
2004	22	29
2005	16	—
Thereafter	16	—

	$1,275	669

Less: amounts representing interest		73

Present value of net minimum lease payments		596
Less: current portion of obligations under capital leases		552

Long-term portion of obligations under capital leases		$44

  DFSG is involved in various claims and possible actions arising out of the normal course of its business, none of which, in the opinion of DFSG, based upon knowledge of facts and the advice of counsel, will result in a material adverse effect on DFSG's financial position or operations.

  In 1999, a claim alleging copyright infringement and anti-trust violations was filed with Alliance named as a co-defendant. The complaint seeks unspecified monetary damages and injunctive relief. Alliance believes these allegations are without merit.

14. Significant Concentrations of Business and Credit Risk:

  DFSG's customers are primarily chain and independent traditional retailers and Internet based e-tailers. Evaluations of customers' financial conditions are performed regularly and, generally, no collateral is required. DFSG maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management's estimates.

  Competition results in changes in DFSG's customer base over time, and it is therefore possible that DFSG may lose one or more of its largest customers and, as a result, operations could be materially impacted. In June 1998, DFSG entered into a four-year agreement which provides a one-year extension option, with one customer, which accounted for approximately 31 percent, 41 percent and 38 percent of net sales in the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, this customer owed DFSG $65.1 million and $50.0 million, respectively, of which 100% was current in both years.

  DFSG's headquarters and operating facilities are all located in the United States. While the principal markets for DFSG's products and services are in the United States, DFSG recognized net revenues of $65.7 million and $51.5 million from international sources in the years ended December 31, 2001 and 2000, respectively, and had accounts receivable related to such transactions totaling $12.1 million and $8.7 million at December 31, 2001 and 2000, respectively.

  DFSG sells products throughout the world, including to certain countries in South America and Asia. DFSG's financial results and financial condition have not been negatively impacted by the economic difficulties experienced by these countries as a result of the limited credit being extended to customers in these countries.

15. Shareholders' Equity (Deficit):

  Common Stock

  During 2000, Alliance issued 3,463,287 shares of Common Stock to certain parties relevant to the business of DOD. These shares were reserved as part of the purchase consideration in connection with the acquisition of DOD in 1999 (see Note 4). As of December 31, 2001 there were 71,738,845 shares of Alliance's Common Stock outstanding.

  Stock Options

  Alliance's 1999 Equity Participation Plan (the "Old 1999 Equity Plan") provides for the issuance of incentive stock options and non-qualified stock options. The Old 1999 Equity Plan provides for administration by Alliance's Board of Directors, which, subject to the terms of the Old 1999 Equity Plan, determines to whom grants are made, and the vesting, timing, amounts and other terms of such grants. Incentive stock options may be granted only to employees of Alliance, while non-qualified stock options may be granted to Alliance's employees, officers, directors, consultants and advisors. The exercise price of incentive stock options may be less than the fair market value of Alliance's Common Stock on the date of grant. The term of these options may not exceed 10 years. The Old 1999 Equity Plan has no remaining options available for new grants as of December 31, 2000.

  In connection with the acquisition of shares by AEC Associates in May 1999, the option program was augmented by a new option plan entitled Alliance's 1999 Employee Equity Participation and Incentive Plan (the "New 1999 Equity and Incentive Plan"), which provides for the issuance of incentive stock options and non-qualified stock options. Under the terms of the New 1999 Equity and Incentive Plan, a maximum of 7,582,518 shares of Alliance's Common Stock may be issued upon the exercise of stock options granted thereunder. As of December 31, 2001, 7,391,258 options have been granted under the New 1999 Equity and Incentive Plan and 191,670 options remain available for future grants. The New 1999 Equity and Incentive Plan provides for administration by Alliance's Board of Directors which, subject to the terms of the New 1999 Equity and Incentive Plan, determines to whom grants are made and the vesting, timing, amounts and other terms of such grants.

  Information with regard to the stock options outstanding is as follows:

	Number of Shares	Range	Weighted Average Exercise Price
Options outstanding, December 31, 1998	1,802,921	$2.80	$2.80
Granted	8,880,446	.50—2.60	2.20
Exercised	(566,506)	2.80	2.80
Exchanged in connection with capital transaction(1)	(1,236,415)	2.80	2.80
Cancelled	—	—	—

Options outstanding, December 31, 1999	8,880,446	.50—2.60	2.20
Granted	375,000	2.60	2.60
Exercised	—	2.60	2.60
Cancelled	(592,296)	.50—2.60	2.14

Options outstanding, December 31, 2000	8,663,150	.50—2.60	2.19
Granted	83,000	2.60	2.60
Exercised	—	—	—
Cancelled	(1,390,792)	.50—2.60	1.87

Options outstanding, December 31, 2001	7,355,358	$.50—$2.60	$1.87

  (1)
  Represents options exchanged for options of equal value in connection with the AEC Associates transaction (see Note 1).

  The following table summarizes information about Alliance's stock options outstanding at December 31, 2001:

Exercise Prices	Number of Shares Outstanding December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Exercisable December 31, 2001	Weighted Average Exercise Price
$0.50	866,700	7.37	$.50	789,414	$.50
$0.65	289,145	7.39	$.65	289,145	$.65
$2.60	6,199,513	7.90	$2.60	4,409,058	$2.60

	7,355,358			5,487,617

  In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation", ("SFAS No. 123"), Alliance has accounted for all stock-based compensation grants issued to non-employees as provided for by SFAS No. 123. Alliance has elected to continue to account for its stock-based compensation grants to employees and directors in accordance with the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees". However, in accordance with SFAS No. 123, the pro forma effect of the issuance of such options is set forth below.

  The fair value of each option granted to non-employees and employees has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates ranging from 5.1 percent through 5.2 percent for 2001, 5.7 percent through 5.9 percent for 2000, and 5.6 percent through 6.1 percent for 1999, dividend yield of zero percent for all years; expected lives ranging from 4 to 10 years for 2001, 2000 and 1999, and volatility of zero percent for 2001, 2000 and 1999.

  The compensation expense, if recognized, would have resulted in pro forma amounts based on weighted average fair value of options granted of $1.12, $1.16 and $1.16 for the years ended December 31, 2001, 2000 and 1999, respectively, as indicated below:

	2001	2000	1999
Net income (loss)—as reported	$1,113	$(2,788)	$(539)
Net (loss) income—pro forma	(4,167)	(7,039)	(2,556)

16. Preferred Stock:

  Alliance's Series A1, Series A2 and Series B Preferred Stock more fully described below, contain certain optional redemption provisions. As the preferred stockholders are the majority common stockholders of Alliance and have effective control of the Board of Directors, these optional redemption rights are deemed mandatory. Accordingly, these securities are classified outside of permanent equity in the accompanying consolidated balance sheets.

  Series A1 and Series A2

  On May 19, 1999, in connection with the acquisition of capital stock by AEC Associates (see Note 1), Alliance issued 20,000 shares of Series A1 Preferred Stock (par value of $0.01). The Series A1 Preferred Stock ranks prior to all other classes and series of equity securities other than the Series B Preferred Stock and ranks pari passu to the Series A2 Preferred Stock, with respect to dividend rights, rights on liquidation, winding up and dissolution. In the event of Alliance's redemption, voluntary or involuntary liquidation, dissolution or winding up of the affairs of Alliance, the holders of Series A1 Preferred Stock shall be entitled to be paid out of the assets of Alliance available for distribution to its stockholders an amount in cash equal to $1,000 per share of Series A1 Preferred Stock outstanding plus an amount in cash equal to all accrued and unpaid dividends. The holders of the Series A1 Preferred Stock are entitled to receive cumulative dividends when declared by the Board of Directors at the annual rate of $125.00 per share until May 10, 2001 and $150.00 per share compounded quarterly thereafter.

  The Series A1 Preferred Stock was issued in connection with the May 1999 transaction described in Note 1. Its redemption value is based upon the stated redemption price of $1,000 per share plus accrued and unpaid dividends. At December 31, 2001 and 2000, the redemption value of the Series A1 Preferred Stock is $26.9 million and $24.0 million, respectively, and includes cumulative undeclared dividends of $6.9 million and $4.0 million, respectively.

  On December 8, 1999, Alliance issued 22,500 shares of Alliance Series A2 Preferred Stock (par value of $0.01) for $22.5 million. An additional 15,657 shares of Series A2 Preferred Stock were issued in connection with the acquisition of DOD. The Series A2 Preferred Stock ranks prior to all other classes and series of equity securities other than the Series B Preferred Stock and ranks pari passu to the Series A Preferred Stock, with respect to dividend rights, rights on liquidation, winding up and dissolution. In the event of Alliance's redemption, voluntary or involuntary liquidation, dissolution or winding up of the affairs of Alliance, the holders of Series A2 Preferred Stock shall be entitled to be paid out of the assets of Alliance available for distribution to its stockholders an amount in cash equal to $1,000 per share of Series A2 Preferred Stock outstanding plus an amount in cash equal to all accrued and unpaid dividends. The holders of the Series A2 Preferred Stock are entitled to receive cumulative dividends when declared by the Board of Directors at the annual rate of $125.00 per share until May 10, 2001 and $150.00 per share compounded quarterly thereafter.

  The Series A2 Preferred Stock was issued for a total of $38.2 million. Its redemption value is based upon the stated redemption price of $1,000 per share plus accrued and unpaid dividends. At December 31, 2001 and 2000, the redemption value of the Series A2 Preferred Stock is $51.9 million and $46.2 million, respectively, and includes cumulative undeclared dividends of $11.0 million and $5.3 million, respectively.

  The Series A1 and Series A2 Preferred Stock may also be converted into shares of Alliance Common Stock at any time after November 30, 2000. For the purposes of conversion each share of Series A1 and Series A2 Preferred Stock shall be valued at $1,000 plus unpaid dividends, which shall be divided by the conversion price (currently $5.00 per share) in effect on the conversion date to determine the number of shares of Alliance Common Stock issuable upon conversion.

  Series B

  On December 18, 2000, Alliance Entertainment Corp. issued a proxy for the Rights to Purchase Shares of Series B Preferred Stock at $2.60 (par value $0.01). The Series B Preferred Stock ranks senior to all other classes or series of the Company's equity securities with respect to dividend rights and the rights to distributions, whether upon liquidation, winding up or otherwise. The dividend rate for the Series B Preferred Stock is 10 percent of the original purchase price, payable quarterly and distributed as declared by the Board of Directors. The Series B Preferred Stock may be redeemed at Alliance's option any time after January 15, 2003 at $2.60 per share, together with dividends thereon accrued and unpaid (whether or not declared). Holders of Series B Preferred Stock may convert such shares of Series B Preferred Stock into shares of Alliance's Common Stock at an initial price of $2.60 per share which represents the initial fair value based on Alliance's valuation, making each share of Series B Preferred Stock convertible into one (1) share of Common Stock. The holders of Series B Preferred Stock have no voting rights, except as provided by applicable law.

  Funds received from this offering of $11.8 million were distributed to DMISG to support current operations and development. As of December 31, 2001 there were 4.5 million shares of Series B Preferred Stock issued and outstanding and $0.9 million of undeclared and unrecorded dividends. These shares were primarily issued to Alliance's majority stockholder.

  At December 31, 2001, the redemption value of the Series B Preferred Stock of $12.8 million is based upon $2.60 per share plus accrued and unpaid dividends of $1.0 million.

17. Related Party Transactions:

  Pursuant to a management agreement entered into in connection with the acquisition of Alliance by AEC Associates, DFSG is charged an annual management fee by an affiliate of AEC Associates in the amount of $500,000. In addition, DFSG may be charged a 1% financial advisory and consulting fee on certain acquisition and disposition transactions in which advisory or consulting services are provided. There were no charges for advisory and consulting fees during the years ended December 31, 2001 and 2000. DFSG paid $2.0 million in advisory and consulting fees during the year ended December 31, 1999.

  DFSG entered into a four-year agreement in June 1999 and conducts significant business with one customer (see Note 14). The Chairman and major stockholder of this customer is a minority stockholder of AEC Associates. The Company had net sales of $189.7 million, $180.8 million and $153.2 million to this customer for the years ended December 31, 2001, 2000 and 1999, respectively.

  DFSG conducts business with and makes advances to and for DMISG. These transactions are as follows:

  •
  DMISG owns the rights to a comprehensive database ("AMG") which offers reviews, biographies, ratings, images, titles, credits and descriptive categories for music, videos, DVDs and video games. During 2000, development and maintenance of the database was funded primarily by stockholders of Alliance. In 2001, the Credit Facility was amended and used to fund these activities. At December 31, 2001, $7.7 million had been borrowed related to these activities and is included in amounts outstanding under the Credit Facility. DFSG has the obligation to repay these borrowings. These borrowings are also classified as non-current and included in advances to DMISG in the accompanying consolidated balance sheets, as it is not the intention of DFSG that these amounts be repaid, but that such amounts form part of the basis of DMISG upon its spin-off or other disposition to stockholders.

  •
  DFSG pays the operating expenses of DMISG and is then reimbursed for these expenses by DMISG. At December 31, 2001, net amounts receivable relating to these advances total $4.6 million, of which $1.8 million is classified as current in the accompanying consolidated balance sheets. Under the terms of the Credit Facility, current amounts are to be repaid within 30 days. The remaining balance of $2.8 million relates to AMG and is not expected to be repaid but will form part of the basis of DMISG upon spin-off.

  •
  DFSG sells product to DMISG at cost, with payment terms that are similar to those given to preferred customers. The total of these transactions for the years ended December 31, 2001 and 2000 were approximately $0.6 million and $1.6 million. At December 31, 2001, no amounts remained outstanding.

  As described in Note 2, and prior to the proposed transaction, it is the intention of the Board of Directors to spin-off or otherwise dispose of DMISG to its stockholders. Expenses have been attributed to DMISG based upon actual, direct expenditures and do not include corporate allocations, and management believes that these expenses do not constitute expenses of DFSG.

  Additionally, as noted above, certain advances made to DMISG and outstanding at December 31, 2001, including amounts borrowed under the Credit Facility and amounts paid for operational expenses are not considered by management to be cash obligations of DMISG, but will be considered as part of DFSG's basis in its ultimate disposition of DMISG. Accordingly, $10.5 million has been classified as non-current in the accompanying consolidated balance sheets.

ANNEX A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LIQUID AUDIO, INC.

APRIL ACQUISITION CORP.

AND

ALLIANCE ENTERTAINMENT CORP.

Dated as of June 12, 2002,
and as amended and restated as of July 14, 2002

i

3.17.	Disclosure	34
3.18.	Board Approval	34
3.19.	Interim Operations of Merger Sub	34
3.20.	Fairness Opinion	34
3.21.	Rights Agreement	34
ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		35
4.1.	Conduct of Business by Liquid	35
4.2.	Conduct of Business by Alliance	37
ARTICLE V ADDITIONAL AGREEMENTS		39
5.1.	Prospectus/Proxy Statement; Registration Statement; Offer Documents	39
5.2.	Meetings of Stockholders	39
5.3.	Acquisition Proposals	40
5.4.	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	42
5.5.	Public Disclosure	43
5.6.	Regulatory Filings; Reasonable Efforts	43
5.7.	Notification of Certain Matters	44
5.8.	Third-Party Consents	44
5.9.	Indemnification of Officers and Directors	44
5.10.	Directors and Officers of Liquid After the Effective Time	45
5.11.	Nasdaq Listing	45
5.12.	Alliance Affiliates; Restrictive Legend	45
5.13.	Tax Matters	45
5.14.	Conversion of Alliance Preferred Stock	46
5.15.	401(k) Pension Plan	46
5.16.	Section 16 Exemption	46
5.17.	Registration Rights	46
5.18.	Increasing Authorized Liquid Common Stock after Merger	46
5.19.	Alternative Arrangements	46
ARTICLE VI CONDITIONS TO THE MERGER		47
6.1.	Conditions to Obligations of Each Party to Effect the Merger	47
6.2.	Additional Conditions to Obligations of Alliance	47
6.3.	Additional Conditions to the Obligations of Liquid	48
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		49
7.1.	Termination	49
7.2.	Notice of Termination; Effect of Termination	50
7.3.	Fees and Expenses	51
7.4.	Amendment	51
7.5.	Extension; Waiver	51
ARTICLE VIII GENERAL PROVISIONS		52
8.1.	Non-Survival of Representations and Warranties	52
8.2.	Notices	52
8.3.	Interpretation	53
8.4.	Counterparts	53
8.5.	Entire Agreement; Third-Party Beneficiaries	53
8.6.	Severability	54
8.7.	Other Remedies; Specific Performance	54
8.8.	Governing Law	54
8.9.	Rules of Construction	54
8.10.	Assignment	54
8.11.	Waiver of Jury Trial	54
8.12.	Computation of Time	54

ii

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

        This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER dated as of June 12, 2002, and amended and restated as of July 14, 2002, by and among Liquid Audio, Inc., a Delaware corporation ("Liquid"), April Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Liquid (the "Merger Sub"), and Alliance Entertainment Corp., a Delaware corporation ("Alliance").

RECITALS

        A.    Liquid, Merger Sub and Alliance entered into an Agreement and Plan of Merger dated as of June 12, 2002 (the "Original Agreement").

        B.    Liquid, Merger Sub and Alliance wish to amend and restate the Original Agreement in its entirety, effective as of the date set forth in the forepart hereof.

        C.    The Boards of Directors of each of Liquid, Merger Sub and Alliance have approved, and deem it advisable and in the best interests of their respective corporations and stockholders to consummate, the business combination transaction provided for herein in which Merger Sub would merge with and into Alliance.

        D.    The Boards of Directors of Liquid and Merger Sub have each determined that the Offer (as defined in Section 1A.01), is consistent with, and in furtherance of, their respective business strategies and goals.

        E.    The Boards of Directors of Liquid, Merger Sub and Alliance have each determined that the transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals.

        F.    Liquid and Alliance desire to make certain representations, warranties and agreements in connection with the Offer and the Merger and also to prescribe certain conditions to the Merger.

        G.    Concurrently with the execution of the Original Agreement, and as a condition and inducement to the parties' willingness to enter into the Original Agreement, AEC Associates, LLC, a Delaware limited liability company (the "Principal Stockholder"), entered into a Voting Agreement (the "Voting Agreement"), which has been confirmed as of the date hereof.

        H.    For Federal income tax purposes, the parties intend that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a) of the Code.

        NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
THE MERGER

        1.1.    The Merger.    At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporate Law ("DGCL"), Merger Sub shall be merged with and into Alliance (the "Merger"), and the separate corporate existence of Merger Sub shall cease. Alliance shall continue its corporate existence under the laws of the State of Delaware under the name "Alliance Entertainment Corp." and shall be a wholly-owned subsidiary of Liquid after the Merger. The Merger shall have the effect set forth in the DGCL. Alliance, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

        1.2.    Effective Time; Closing.    Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Alliance and Liquid and specified in the Certificate of Merger) being the "Effective Time") on or as soon as practicable after the Closing Date (as herein defined). The closing of the Merger (the "Closing") shall take place at the Los Angeles offices of Milbank, Tweed, Hadley & McCloy LLP, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

        1.3.    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Alliance and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Alliance and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        1.4.    Articles of Incorporation and Bylaws; Directors and Officers.

          (a)  At the Effective Time, the Certificate of Incorporation of Alliance, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended. The Bylaws of Alliance, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

          (b)  At the Effective Time, the directors and officers of Alliance immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected and qualified.

        1.5.    Effect on Capital Stock.    Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Alliance or any shares of capital stock of Alliance, the following shall occur:

          (a)    Alliance Preferred Stock.    Immediately prior to the Effective Time, each issued and outstanding share of preferred stock, $0.01 par value per share, of Alliance (the "Alliance Preferred Stock") shall be converted into shares of common stock, $0.0001 par value per share, of Alliance (the "Alliance Common Stock").

          (b)    Alliance Common Stock.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of Alliance Common Stock issued and outstanding immediately prior to the Effective Time (including the shares of Alliance Common Stock issuable upon conversion of all outstanding shares of Alliance Preferred Stock), but excluding Dissenting Shares (as defined in Section 1.6) and any shares of Alliance Common Stock to be canceled pursuant to Section 1.5(d), will be automatically converted into the right to receive such number (the "Exchange Ratio") of shares of common stock, par value $0.001 per share, of Liquid ("Liquid Common Stock") as would result in (i) the holders of shares of outstanding Alliance Common Stock immediately prior to the Effective Time (including the shares of Alliance Common Stock issuable upon conversion of all outstanding shares of Alliance Preferred Stock) owning 74% of the outstanding shares of Liquid Common Stock immediately after the Effective Time and (ii) the holders of shares of outstanding Liquid Common Stock immediately prior to the Effective Time owning 26% of the outstanding shares of Liquid Common Stock immediately after the Effective Time. The percentages in this Section 1.5(b) are subject to change only to the extent

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  applicable due to rounding to accommodate the elimination of fractional shares pursuant to Section 1.5(e).

          (c)    Merger Sub Stock.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, $0.001 par value per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

          (d)    Cancellation of Treasury and Liquid Owned Stock.    Each share of Alliance Common Stock held by Alliance or Liquid or any direct or indirect wholly-owned subsidiary of Alliance or Liquid immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (e)    No Fractional Shares.    No fractional shares of Liquid Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Alliance Common Stock who would otherwise be entitled to receive a fraction of a share of Liquid Common Stock (after aggregating all fractional shares of Liquid Common Stock issuable to such holder) shall, in lieu of such fraction of a share and, upon surrender of such holders' Certificate(s) (as defined in Section 1.8(c)), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of Liquid Common Stock on The Nasdaq National Market on the last trading day immediately prior to the Effective Time.

        1.6.    Dissenting Shares.    Shares of capital stock of Alliance that have not been voted for adoption of the Merger and with respect to which appraisal rights have been properly perfected in accordance with Section 262 of the DGCL ("Dissenting Shares"), shall not be converted into the right to receive the applicable shares of Liquid Common Stock pursuant to the Exchange Ratio at or after the Effective Time, unless and until the holder of such shares withdraws such holder's demand for appraisal rights or becomes ineligible for appraisal rights. If a holder of Dissenting Shares withdraws such holder's demand for appraisal rights or becomes ineligible for appraisal rights, then, as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive Liquid Common Stock pursuant to the Exchange Ratio.

        1.7.    Treatment of Derivative Securities; Assumption of Stock Options.    As of the Effective Time, by operation of law and by virtue of the Merger and without any action on the part of any holder of any Alliance Options (as defined in Section 2.2(b)):

          (a)  Liquid shall assume, subject to paragraph (b) below, Alliance's obligations under each of (i) the Amended and Restated 1998 General Stock Incentive Plan of Digital On-Demand, Inc., (ii) the 1998 Executive Stock Plan of Digital On-Demand, Inc. (iii) the Alliance Entertainment Corp. 1999 Equity Participation and Incentive Plan and (iv) the Alliance Entertainment Corp. 1999 Equity Participation Plan (collectively the "Alliance Option Plans"); and

          (b)  each Alliance Option which, prior to the Effective Time, represented the right to acquire shares of Alliance Common Stock, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Liquid. Each Alliance Option so assumed by Liquid under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the Alliance Option Plans (and any applicable stock option agreement for such Alliance Options) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Alliance Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Liquid Common Stock equal to the product of the number of shares of Alliance Common Stock that were

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  issuable upon exercise of such Alliance Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded to the nearest whole number of shares of Liquid Common Stock and (ii) the per share exercise price for the shares of Liquid Common Stock issuable upon exercise of each such assumed Alliance Option will be equal to the quotient determined by dividing the exercise price per share of Alliance Common Stock at which such Alliance Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent. Each assumed Alliance Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time. As soon as reasonably practicable, Liquid will issue to each person who holds an assumed Alliance Option a document evidencing the foregoing assumption of such Alliance Option by Liquid. Without limitation, Liquid shall take all corporate action as required by Section 5.18 necessary to reserve for issuance a sufficient number of shares of Liquid Common Stock for delivery upon exercise of Alliance Options assumed in accordance with Sections 1.7(a) and 1.7(b).

          (c)    Further Option Provisions.    Liquid will take all such actions as may be necessary or advisable in order to implement the intent and effect of the arrangements set forth in Sections 1.7(a) and 1.7(b). In addition, within no more than 120 days of the Effective Time, Liquid will register on Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), that number of shares of Liquid Common Stock equal to the number of shares of Liquid Common Stock issuable upon the exercise of the assumed Alliance Options.

          (d)    Warrants.    As of the Effective Time, by operation of law and by virtue of the Merger and without any action on the part of any holder thereof, all Alliance Warrants (as defined in Section 2.2(b)) that are then outstanding, if any, shall be assumed by Liquid in accordance with the terms of the instrument by which such Alliance Warrant is evidenced. All rights with respect to Alliance Common Stock (including rights to Alliance Common Stock issuable upon conversion of all outstanding shares of Alliance Preferred Stock) subject to outstanding Alliance Warrants shall thereupon be converted into rights with respect to Liquid Common Stock. Accordingly, from and after the Effective Time, each Alliance Warrant assumed by Liquid may be exercised solely for shares of Liquid Common Stock. Without limitation, Liquid shall take all corporate action as required by Section 5.18 necessary to reserve for issuance a sufficient number of shares of Liquid Common Stock for delivery upon exercise of all Alliance Warrants in accordance with this Section 1.7(d).

        1.8.    Surrender of Certificates

          (a)    Exchange Agent.    Liquid shall select an institution reasonably satisfactory to Alliance to act as the exchange agent (the "Exchange Agent") in the Merger.

          (b)    Liquid to Provide Common Stock.    At, or as soon as practicable after, the Effective Time, Liquid shall deposit in trust with the Exchange Agent for exchange in accordance with this Article I, the shares of Liquid Common Stock issuable and cash payable pursuant to Section 1.5(e) in exchange for outstanding shares of Alliance Common Stock. In addition, Liquid shall make available as necessary from time to time after the Effective Time as needed, cash in an amount sufficient for any dividends or distributions which holders of shares of Alliance Common Stock may be entitled pursuant to Section 1.8(d). Any cash and Liquid Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund."

          (c)    Exchange Procedures.    At, or as soon as practicable after, the Effective Time, Liquid shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Alliance Common Stock (including shares of Alliance Common Stock issuable upon the conversion of Alliance Preferred Stock immediately prior to the Effective

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  Time) whose shares were converted into the right to receive shares of Liquid Common Stock pursuant to Section 1.5(a) and any dividends or other distributions pursuant to Section 1.8(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Liquid may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Liquid Common Stock and any dividends or other distributions pursuant to Section 1.8(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Liquid, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the number of shares of Liquid Common Stock and cash in lieu of fractional shares (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 1.5(b) (which shall be in uncertificated book entry form unless a physical certificate is requested or is otherwise required by applicable law or regulation) and any dividends or distributions payable pursuant to Section 1.8(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of shares of Liquid Common Stock and cash in lieu of fractional shares into which such shares of Alliance Common Stock (including shares of Alliance Common Stock issuable upon conversion of Alliance Preferred Stock immediately prior to the Effective Time) shall have been so converted and the right to receive any dividends or distributions payable pursuant to Section 1.8(d).

          (d)    Distributions With Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the date hereof with respect to Liquid Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Alliance Common Stock represented by such unsurrendered Certificates until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, (i) promptly after such surrender, the number of shares of Liquid Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Liquid Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such shares of Liquid Common Stock.

          (e)    Transfers of Ownership.    If shares of Liquid Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons (as defined in Section 8.3(c)) requesting such exchange will have paid to Liquid or any agent designated by it any transfer or other Taxes (as defined in Section 2.6) required by reason of the issuance of shares of Liquid Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Liquid or any agent designated by it that such Tax has been paid or is not payable.

          (f)    Required Withholding.    Each of the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Alliance Common Stock or Alliance Preferred Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable Legal

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  Requirement (as defined in Section 2.2(c)). To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

          (g)    No Liability.    Notwithstanding anything to the contrary in this Section 1.8, neither the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Liquid Common Stock or Alliance Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (h)    Investment of Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Liquid on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to Alliance stockholders pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to Alliance stockholders pursuant to this Article I shall promptly be paid to Liquid.

          (i)    Termination of Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the holders of Certificates six (6) months after the Effective Time shall, at Liquid's request, be delivered to Liquid and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 1.8 shall after such delivery to Liquid look only to Liquid for the shares of Liquid Common Stock pursuant to Section 1.5 and any dividends or other distributions pursuant to Section 1.8(d) with respect to the shares of Alliance Common Stock formerly represented thereby. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Alliance Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 2.3(c)) shall, to the extent permitted by law, become the property of Liquid free and clear of any claims or interest of any Person previously entitled thereto.

        1.9.    No Further Ownership Rights in Alliance Stock.    All shares of Liquid Common Stock issued upon the surrender for exchange of shares of Alliance Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.8(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Alliance Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Alliance Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

        1.10.    Lost, Stolen or Destroyed Certificates.    In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Liquid Common Stock and any dividends or distributions payable pursuant to Section 1.8(d); provided, however, that Liquid may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to indemnify Liquid and/or post a bond in favor of Liquid against any claim that may be made against Liquid, Alliance or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

        1.11.    Tax Consequences.    It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

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ARTICLE IA
THE OFFER

        1A.01    The Offer.    (a) Provided that this Agreement shall not have been terminated in accordance with Section 7.01 and none of the events set forth in Exhibit C hereto shall have occurred and be continuing, Liquid shall, in accordance with applicable law, commence (within the meaning of Rule 13e-4 under the Exchange Act) an issuer tender offer (the "Offer") as promptly as practicable after the execution of this Agreement to acquire 10,000,000 issued and outstanding shares of Liquid Common Stock (the "Maximum Amount") for $3.00 per share (such amount, or any greater amount per share paid pursuant to the Offer, the "Per Share Amount"), net to the seller in cash. The obligation of Liquid to consummate the Offer and to accept for payment and to pay for shares of Liquid Common Stock tendered pursuant to the Offer shall be subject to the conditions set forth in Exhibit C hereto. Liquid expressly reserves the right to waive any such condition other than the Vote Condition (as defined in Exhibit C hereto) and to make any other changes in the terms and conditions of the Offer. Notwithstanding the foregoing, no change may be made which (i) changes the Per Share Amount, (ii) changes the form of consideration to be paid in the Offer, (iii) changes the number of shares of Liquid Common Stock sought to be purchased in the Offer, or (iv) imposes conditions to the Offer in addition to those set forth in Exhibit C hereto; provided, however, that the Offer may be extended (1) for any period to the extent required by law or by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, and (2) after the initially scheduled expiration date if upon any expiration of the Offer any condition to the Offer shall not be satisfied and there is a reasonable basis to believe that such condition could be satisfied. Assuming the prior satisfaction or waiver of the conditions of the Offer and subject to the foregoing right to extend the Offer, Liquid shall pay for shares of Liquid Common Stock tendered pursuant to the Offer as soon as practicable after termination thereof, provided, however, that, if, at the expiration of the Offer, the number of shares of Liquid Common Stock that has been validly tendered and not withdrawn exceeds the Maximum Amount, the number of shares of Liquid Common Stock to be purchased by Liquid pursuant to the Offer shall be prorated in accordance with Rule 13e-4(f)(3) promulgated under the Exchange Act, so that the number of shares of Liquid Common Stock purchased by Liquid will equal the Maximum Amount.

          (b)  As soon as practicable on the date of commencement of the Offer, Liquid shall file with the SEC a Tender Offer Statement on Schedule TO promulgated under the Exchange Act (together with all amendments and supplements thereto, the "Schedule TO") with respect to the Offer, and take such steps as are reasonably necessary to cause the Offer to Purchase (as defined below) to be disseminated to the holders of shares of Liquid Common Stock as and to the extent required by applicable federal securities laws. The Schedule TO shall contain an offer to purchase (the "Offer to Purchase") and forms of the related letter of transmittal and any related summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all amendments and supplements thereto, the "Offer Documents"). Liquid shall correct promptly any information in the Offer Documents which shall have become false or misleading, and Liquid shall take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of shares of Liquid Common Stock, in each case as and to the extent required by applicable federal securities laws. Alliance shall cooperate with Liquid in such filings as provided in Section 5.1. Alliance and its counsel shall be given an opportunity to review and comment on the Offer Documents prior to their being filed with the SEC, and Liquid will provide Alliance and its counsel in writing with any comments that Liquid receives from the SEC or its staff with respect to the Offer Documents promptly after receipt of any such comments and Alliance and its counsel shall be given an opportunity to review and comment on any response to such comments.

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          (c)  Promptly after the date hereof, Liquid shall request an exemption from the SEC from the requirements of Rule 102 of Regulation M in connection with the Offer and the Merger.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF ALLIANCE

        Alliance represents and warrants to Liquid as of June 12, 2002, subject to the exceptions disclosed in writing in the disclosure schedules supplied by Alliance to Liquid dated as of June 12, 2002 and certified by a duly authorized officer of Alliance (the "Alliance Schedules"), as follows:

        2.1.    Organization; Standing and Power; Charter Documents; Subsidiaries

          (a)    Organization; Standing and Power.    Alliance is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary (as defined in Section 2.1(c)) is either a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable. Alliance and each of its Subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(b)) on Alliance and its Subsidiaries taken as a whole, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify or to be good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Alliance and its Subsidiaries taken as a whole.

          (b)    Charter Documents.    Alliance has delivered to Liquid (i) true and correct copy of the Certificate of Incorporation and Bylaws of Alliance, each as amended to date (collectively, the "Alliance Charter Documents") and (ii) the organizational documents of each of its Subsidiaries, and each such instrument is in full force and effect. Alliance is not in violation of any of the provisions of the Alliance Charter Documents and no Subsidiary is in violation of its respective organizational documents.

          (c)    Subsidiaries.    Schedule 2.1(c) of the Alliance Schedules sets forth: (i) the name of each Subsidiary (as defined below) of Alliance, (ii) the jurisdiction of organization for each Subsidiary of Alliance and (iii) the number, type and percentage interests of Alliance in each Subsidiary. Except for the Subsidiaries of Alliance which are set forth in Schedule 2.1(c) of the Alliance Schedules, Alliance does not directly or indirectly have more than a nominal interest in any other corporation, partnership, joint venture or other entity nor any interest in a third party commitment to fund convertible debt. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are, except as set forth in Schedule 2.1 (c) of the Alliance Schedules, owned directly or indirectly by Alliance, free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. For purposes of this Agreement, "Subsidiary," when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

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        2.2.    Alliance Capital Structure.

          (a)    Capital Stock.    The authorized capital stock of Alliance consists of: (i) 150,000,000 shares of Alliance Common Stock, $0.0001 par value per share, of which 71,738,845 shares are issued and outstanding as of June 12, 2002, and (ii) 10,000,000 shares of Alliance Preferred Stock, $0.01 par value per share, of which (A) 65,000 shares are designated Series A Preferred Stock of which (1) 20,000 shares are designated Series A1 Preferred Stock, and (2) 45,000 shares are designated Series A2 Preferred Stock, and (B) 9,700,000 shares are designated Series B Preferred Stock. 20,000 shares of Series A1 Preferred Stock, 40,968 shares of Series A2 Preferred Stock and 4,540,070 shares of Series B Preferred Stock are issued and outstanding as of June 12, 2002, excluding accrued and unpaid dividends. Assuming the payment of all accrued and unpaid dividends on the Series A1 Preferred Stock, the Series A2 Preferred Stock and the Series B Preferred Stock as of June 12, 2002 and then the subsequent conversion of such Series A1 Preferred Stock, Series A2 Preferred Stock and Series B Preferred Stock into shares of Alliance Common Stock, 114,053,171 shares of Alliance Common Stock would be issued and outstanding, as of June 12, 2002. Except as set forth in Schedule 2.2(b) of the Alliance Schedules, all of the outstanding shares of capital stock of Alliance have been duly authorized and validly issued, and are fully paid and nonassessable and free of any preemptive rights. As of the date hereof, there are no shares of Alliance Common Stock held in treasury by Alliance.

          (b)    Stock Options and Warrants.    As of June 12, 2002: (i) 7,909,752 shares of Alliance Common Stock and 1,056 shares of Alliance Series A2 Preferred Stock are subject to issuance pursuant to outstanding options to purchase Alliance Common and Series A2 Preferred Stock under the Alliance Stock Option Plans (the "Alliance Options") and (ii) 2,184,521 shares of Alliance Common Stock and 1,885 shares of Alliance Series A2 Preferred Stock are reserved for issuance pursuant to outstanding warrants to purchase Alliance Common and Series A2 Preferred Stock (the "Alliance Warrants"). All shares of Alliance Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Schedule 2.2(b) of the Alliance Schedules sets forth each holder of an Alliance Option and an Alliance Warrant, the number and type of securities issuable thereunder, the exercise price therefor, the exercise period and vesting schedule thereof (including a description of the circumstances under which such vesting schedule can be accelerated).

          (c)    Other Securities.    Except as otherwise set forth above in this Section 2.2 or in Schedule 2.2(c) of the Alliance Schedules, as of June 12, 2002, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Alliance or any of its Subsidiaries is a party or by which it is bound obligating Alliance or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Alliance or any of its Subsidiaries, or obligating Alliance or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except for the Voting Agreement and except as set forth in Schedule 2.2(c) of the Alliance Schedules, Alliance is not a party to, and to the knowledge of Alliance, there are no other stockholders rights agreements, voting trusts, proxies or other agreements or understandings with (c) respect to the voting interests of Alliance. All outstanding shares of Alliance Common Stock, Alliance Preferred Stock and all outstanding options and warrants to acquire Alliance capital stock have been issued and granted in compliance with (i) all applicable securities laws and all other applicable Legal Requirements (as defined below) and (ii) all material requirements set forth in applicable Contracts (as defined below). For purposes of this Agreement, "Legal Requirements" shall mean any federal, state, local, municipal, or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated,

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  implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined in Section 2.3(c)). For purposes of this Agreement, "Contract" shall mean any written, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

        2.3.    Authority; Non-Contravention; Necessary Consents.

          (a)    Authority.    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Alliance and no other corporate proceedings on the part of Alliance are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, other than the approval and adoption of this Agreement and the approval of the Merger by Alliance's stockholders and the filing of the Certificate of Merger pursuant to the DGCL. The affirmative vote of the holders of a majority of the outstanding shares of Alliance Common Stock and each outstanding series of Alliance Preferred Stock voting as separate classes to approve and adopt this Agreement and approve the Merger is the only vote of the holders of any class or series of Alliance capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Alliance and, assuming due execution and delivery by Liquid and Merger Sub, constitutes the valid and binding obligation of Alliance, enforceable against Alliance in accordance with its terms subject to the effect of applicable bankruptcy, fraudulent conveyance, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

          (b)    Non-Contravention.    The execution and delivery of this Agreement by Alliance does not, and, subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by Alliance's stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(c), performance of this Agreement by Alliance will not, (i) conflict with or violate the Alliance Charter Documents, (ii) conflict with or violate any Legal Requirement applicable to Alliance or by which Alliance or any of its respective properties is bound or affected or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Alliance's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Lien (as defined below) on any of the material properties or assets of Alliance pursuant to, any Alliance Material Contract (as defined in Section 2.11). Schedule 2.3(b) of the Alliance Schedules lists all consents, waivers and approvals under the Alliance Material Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Material Adverse Effect on Alliance and its Subsidiaries taken as a whole or the Surviving Corporation. For purposes of this Agreement, "Lien" shall mean any lien, encumbrance, mortgage, pledge, security interest, claim, charge, option or other defect in ownership or title.

          (c)    Necessary Consents.    No consent, approval, order or authorization of, or registration, declaration or filing with any United States federal, state or local government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality exercising any regulatory, taxing or other governmental authority (a "Governmental Entity") or any other Person is required to be obtained or made by Alliance in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant

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  authorities of other states in which Alliance and/or Liquid are qualified to do business, (ii) the filing of the Prospectus/Proxy Statement (as defined in Section 2.18) with the United States Security and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the effectiveness of the Registration Statement (as defined in Section 2.18) in accordance with the Securities Act, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or "blue sky") laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a Material Adverse Effect to Alliance or Liquid or materially delay the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filings. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (iii) are referred to herein as the "Necessary Consents."

        2.4.    Alliance Financial Statements; Undisclosed Liabilities.

          (a)    Alliance Financial Statements.    Schedule 2.4(a) of the Alliance Schedules sets forth (a) the audited balance sheet of Alliance as of each of December 31, 1999, December 31, 2000 and December 31, 2001, together with the related audited statement of operations, stockholders' equity and cash flow for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001, and the notes thereto, and (b) the unaudited balance sheet of Alliance as of March 31, 2002, together with the related unaudited statement of operations, stockholders' equity and cash flow for the three month period ended March 31, 2002, and the notes thereto (collectively, the "Alliance Financials"). The Alliance Financials were (a) (i) prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (ii) fairly presented in all material respects the consolidated financial position of Alliance and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of Alliance and its Subsidiaries for the periods indicated (subject to normal and recurring year-end adjustments). The balance sheet dated as of March 31, 2002 is hereinafter referred to as the "Alliance Balance Sheet."

          (b)  Since the date of the Alliance Balance Sheet and except as set forth in Schedule 2.4(b) of the Alliance Schedules, Alliance has not incurred any liabilities of any kind whatsoever (whether absolute, accrued, contingent or otherwise) except for (i) liabilities disclosed or provided for in the Alliance Balance Sheet, (ii) incurred since the date of the Alliance Balance Sheet in the ordinary course of business consistent with past practices which would not reasonably be expected to have a Material Adverse Effect on Alliance or its Subsidiaries taken as a whole, and (iii) liabilities incurred pursuant to this Agreement.

          (c)  The audited financial statements of Alliance set forth on Schedule 2.4(a) were prepared by PricewaterhouseCoopers LLP, independent auditors.

        2.5.    Absence of Certain Changes or Events.    Except as set forth on Schedule 2.5 of the Alliance Schedules, since the date of the Alliance Balance Sheet there has not been: (i) any Material Adverse Effect on Alliance, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Alliance's capital stock, or any purchase, redemption or other acquisition by Alliance of any of Alliance's capital stock or any other securities of Alliance or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of

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any of Alliance's capital stock, or (iv) any agreement or transaction between Alliance or any of its Subsidiaries, on the one hand, and an Alliance Interested Party (as defined in Section 2.15) on the other hand.

        2.6.    Taxes.

          (a)    Definition.    For the purposes of this Agreement, the term "Tax" or, collectively, "Taxes," shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other person and including any liability for taxes of a predecessor entity.

          (b)    Representations.    Except where failure of any of the following representations to be true would not create a Material Adverse Effect on Alliance and its Subsidiaries taken as a whole:

            (i)    All federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes ("Tax Returns") required to be filed by or on behalf of Alliance or any Subsidiary with any Governmental Entity with respect to any taxable period ending on or before the Closing Date (the "Alliance Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, accurately and completely prepared in material compliance with all applicable Legal Requirements. Except as reserved on Alliance Financials, all amounts required to be paid in respect of Alliance and its Subsidiaries (whether or not shown on any Tax Returns) due on or before the Closing Date have been or will be paid on or before the Closing Date. Alliance and its Subsidiaries have delivered to Liquid accurate and complete copies of all Alliance Returns filed by or on behalf of Alliance and its Subsidiaries since their date of incorporation.

            (ii)  Alliance and each of its Subsidiaries has withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld and has paid all such withheld taxes to the proper governmental agencies.

            (iii)  The Alliance Financials fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. All Taxes incurred since the date of the Alliance Balance Sheet have been incurred in the ordinary course of business.

            (iv)  No Alliance Return has ever been examined or audited by any Governmental Entity. No extension or waiver of the limitation period applicable to any Alliance Returns has been granted (by Alliance or any Alliance Subsidiary or any other Person), and no such extension or waiver has been requested from Alliance or any Alliance Subsidiary.

            (v)  No claim or proceeding is pending or has been threatened against or with respect to Alliance or any Alliance Subsidiary in respect of any Tax. There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by Alliance or its Subsidiaries with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document that are being contested in good faith by Alliance or its Subsidiaries and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of Alliance or its Subsidiaries except liens for current Taxes not yet due and payable. Neither Alliance nor any of its Subsidiaries has entered into or become bound by any agreement or consent pursuant to

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    Section 341(f) of the Code. Neither Alliance nor any of its Subsidiaries has been, and will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

            (vi)  There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of Alliance or its Subsidiaries that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

            (vii)    Neither Alliance nor its Subsidiaries is, or has been, a party to or bound by any tax indemnity agreement, tax-sharing agreement, tax allocation agreement or similar Contract.

            (viii)    Neither Alliance nor its Subsidiaries has ever been a member of an affiliated group (as defined in Section 1504 of the Code) filing a consolidated federal income Tax Return (or member of any analogous group under applicable local, state or foreign law) other than a group of which Alliance was the common parent. Neither Alliance nor its Subsidiaries has liability for any Tax pursuant to Treasury Regulations Section 1.1502-6 or any analogous state, local or foreign law or regulation or by reason of having been a member of any consolidated, combined or unitary group on or before the Closing Date.

            (ix)  Neither Alliance nor its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

        2.7.    Intellectual Property.

          (a)    General.    Except as set forth on Schedule 2.7 to the Alliance Schedules, Alliance owns or is licensed to use the Intellectual Property that is material to conduct its business as now conducted. For purposes of this Agreement, "Intellectual Property" shall mean all trade secrets, industrial models, designs, methodologies, customer lists, vendor lists, computer programs, software and related documentation, technical information, manufacturing, engineering and technical drawings, know-how, specifications, source code, object code, databases, data compilations, graphics, devices, techniques, algorithms, methods, processes, procedures, formulae, designs, improvements, discoveries, concepts, user interfaces, hardware, development tools, inventions (whether or not patentable or copyrightable and whether or not reduced to practice), concepts and other technology and content with respect to all of the foregoing, developed, produced, used, marketed, acquired or sold and all intellectual property and other proprietary rights in the items above, including, without limitation, all trade names, trademarks, domain names, service names, service marks, logos, brand names and other identifiers, trade secrets, trade dress, copyrights, and domestic and foreign patents, and the registrations, applications, renewals, extensions and continuations (in whole or in part) thereof, all goodwill associated therewith, and all rights and causes of action for infringement, misappropriation, misuse, dilution or unfair trade practices associated therewith.

          (b)    Technology.    Schedule 2.7(b) of the Alliance Schedules sets forth a list of all databases and software owned by Alliance and developed, produced, used, marketed or sold by Alliance and material to the business thereof during the two (2) years prior to the date of this Agreement, together with all prior versions of such databases and software produced, used, marketed or sold by Alliance and material to the business thereof during the two years prior to the date of this

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  Agreement (collectively, the "Alliance Products"). Except for the Alliance Third Party Technologies (as defined in Section 2.7(c)), Alliance owns all right, title and interest in and to the following (collectively, the "Alliance Technology"), free and clear of all encumbrances: (i) the Alliance Products, together with any and all object code, source code, techniques, software tools, formats, designs, user interfaces, and content related thereto; (ii) any and all updates, enhancements, corrections, modifications, improvements and new releases related to the items set forth in clause (i) above; (iii) any and all technology and work in progress related to the items set forth in clauses (i) and (ii) above, and (iv) all inventions, discoveries, processes, designs, trade secrets, know-how and other confidential or proprietary information related to the items set forth in clauses (i), (ii) and (iii) above.

          (c)    Third Party Technology.    Schedule 2.7(c) of the Alliance Schedules sets forth a list of all material software and databases used by Alliance or for which Alliance does not own all right, title and interest (collectively, the "Alliance Third Party Technologies"), and all license agreements or other contracts pertaining thereto (the "Alliance Third Party Licenses"), indicating, with respect to each of the Alliance Third Party Technologies listed therein, the owner thereof and the Alliance Third Party License applicable thereto. Alliance has the lawful right to use (free of any material restriction not expressly set forth in the Alliance Third Party Licenses) (a) all Alliance Third Party Technology that is incorporated in or used in the development or production of Alliance Technology, and (b) all other Alliance Third Party Technology necessary for the conduct of the business of Alliance as now conducted. To the knowledge of Alliance, all Alliance Third Party Licenses are valid, binding and in full force and effect subject to the effect of applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies. Each other party thereto has performed in all material respects their obligations thereunder, and neither Alliance nor, to Alliance's knowledge, any other party thereto is in default under any of the Alliance Third Party Licenses, nor, to Alliance's knowledge, has there occurred any event or circumstance which with notice or lapse of time or both would constitute a default or event of default on the part of Alliance or, to Alliance's knowledge, any other party thereto or give to any other party thereto, to the knowledge of Alliance, the right to terminate or modify any Alliance Third Party License. Alliance has not received notice that any party to any Alliance Third Party License intends to cancel, terminate or refuse to renew (if renewable) such Alliance Third Party License or to exercise or decline to exercise any option or right thereunder.

          (d)    Trademarks.    Schedule 2.7(d) of the Alliance Schedules sets forth a list of all material common law trademarks, trade names, brand names, service marks, logos or other identifiers for the Alliance Products currently used by Alliance in its business (the "Alliance Marks").

          (e)    Intellectual Property Rights.    Schedule 2.7(e) of the Alliance Schedules sets forth all patents, patent applications, copyright registrations (and applications therefor) and trademark or service mark registrations (and applications therefor) owned by Alliance (unless otherwise disclosed thereon) (collectively, the "Alliance IP Registrations"). Except as set forth on Schedule 2.7(e) of the Alliance Schedules, Alliance owns all right, title and interest, free and clear of any encumbrances, in and to the Alliance IP Registrations, together with, to the knowledge of Alliance, any other material rights, currently used in the operation of the business, in or to the Alliance IP Registrations, any material unregistered copyrights, rights in the Alliance Marks, trade secret rights and other intellectual property rights (including, without limitation, rights of enforcement) contained or embodied in Alliance Technology (collectively, the "Alliance IP Rights").

          (f)    Maintenance of Rights.    Except as set forth on Schedule 2.7(f) of the Alliance Schedules, (i) to the knowledge of Alliance, Alliance has not conducted its business, in a manner that would result in the abandonment, cancellation or unenforceability of any item of the Alliance IP

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  Registrations, and (ii) Alliance has not taken (or to Alliance's knowledge failed to take) any action that would result in the forfeiture or relinquishment of any Alliance IP Registrations, in each case where such abandonment, cancellation, unenforceability, forfeiture or relinquishment would have a Material Adverse Effect on Alliance and its Subsidiaries taken as a whole. Except as set forth in Schedule 2.7(f), Alliance has not granted to any third party any rights or permissions to use any of the Alliance Technology or the Alliance IP Registrations. Except as set forth in Schedule 2.7(f) of the Alliance Schedules or except pursuant to reasonably prudent safeguards or as required by any applicable law, order or regulation of a Governmental Entity, or by order or decree of any court of competent jurisdiction, (a) Alliance has not disclosed any confidential information relating to Alliance Technology, and (b) Alliance is not under any contractual or other obligation to disclose to any third party any confidential information relating to Alliance Technology.

          (g)    Challenges to Alliance's Rights.    Except as set forth on Schedule 2.7(g) of the Alliance Schedules, (i) Alliance has not received any written notice or claim, nor is any executive officer of Alliance aware of any notice or claim (whether written, oral or otherwise), challenging Alliance's ownership or rights in the Alliance Technology, the Alliance IP Rights, the Alliance IP Registrations or Alliance Domain Names alleging any conflict or infringement of any third party property rights; and (ii) to the knowledge of Alliance, no other person or entity is infringing or misappropriating or otherwise making any unauthorized use of Alliance Technology, the Alliance IP Rights or the Alliance IP Registrations.

          (h)    Infringement By Alliance.    Except as set forth on Schedule 2.7(h) of the Alliance Schedules (i) to the knowledge of Alliance, the use of any of Alliance Technology, Alliance IP Rights and Alliance IP Registrations in the business of Alliance does not infringe or constitute an appropriation of any right, title or interest (including, without limitation, any patent, copyright or trade secret right) held by any other person or entity, and (ii) Alliance has not received any written notice or claim, nor is any executive officer of Alliance aware of any notice or claim (whether written, oral or otherwise), made with respect thereto.

          (i)    Confidentiality.    Except as set forth on Schedule 2.7(i) of the Alliance Schedules (i) Alliance has not disclosed any source code regarding the Alliance Technology to any person or entity other than an employee or independent contractor of Alliance and, with respect to independent contractors, under a written nondisclosure agreement or a work-for-hire agreement, (ii) Alliance has at all times maintained and diligently enforced commercially reasonable procedures to protect all confidential information relating to the Alliance Technology; (iii) neither Alliance nor any escrow agent is under any contractual or other obligation to disclose the source code or any other proprietary information included in or relating to the Alliance Technology; and (iv) Alliance has not deposited any source code relating to the Alliance Technology into any source code escrows. If, so disclosed on Schedule 2.7(i) of the Alliance Schedules, and for which Alliance has deposited any source code to the Alliance Technology into source code escrows, no event has occurred that has or could reasonably form the basis for a release of such source code from such escrows or arrangements.

          (j)    Warranty Against Defects.    Except as set forth in Schedule 2.7(j) of the Alliance Schedules, the Alliance Technology is free from known material defects.

          (k)    Domain Names.    Schedule 2.7(k) of the Alliance Schedules sets forth a list of all Internet domain name registrations owned by Alliance (the "Alliance Domain Names"), which Alliance Domain Names include all the names that Alliance uses to directly conduct its business on the Internet but excludes domain names maintained by third parties who provide services supplied by Alliance.

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        2.8.    Compliance; Permits.

          (a)    Compliance.    Alliance is not in conflict with, or in default or in violation of, any Legal Requirement applicable to Alliance or by which Alliance or any of its businesses or properties is, or Alliance believes is reasonably likely to be, bound or affected, except, in each case, or in the aggregate, for conflicts, violations and defaults that would not have a Material Adverse Effect on Alliance. No material investigation or review by any Governmental Entity against Alliance is pending or, to Alliance's knowledge, has been threatened in a writing delivered to Alliance. There is no material judgment, injunction, order or decree binding upon Alliance which has or would reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Alliance or any of its Subsidiaries, any acquisition of material property by Alliance or any of its Subsidiaries or the conduct of business by Alliance and its Subsidiaries as currently conducted.

          (b)    Permits.    Alliance and its Subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities ("Permits") that are material to and required for the operation of the business of Alliance, as currently conducted (collectively, the "Alliance Permits"). No suspension or cancellation of any of the Alliance Permits is pending or, to the knowledge of Alliance, threatened. Alliance is in compliance in all material respects with the terms of the Alliance Permits.

        2.9.    Litigation.    Except as set forth in Schedule 2.9 of the Alliance Schedules, there are no claims, suits, actions or proceedings pending or, to the knowledge of Alliance, threatened in writing against Alliance or any of its Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated hereby or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Alliance, and Alliance does not know or have reason to be aware of any basis for the same.

        2.10.    Brokers' and Finders' Fees.    Except for fees payable to Credit Suisse First Boston pursuant to an engagement letter dated November 10, 2000, a copy of which has been provided to Liquid, Alliance has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        2.11.    Contracts.

          (a)    Alliance Material Contracts.    Except as otherwise set forth in Schedule 2.11 of the Alliance Schedules, as of June 12, 2002 neither Alliance nor any of its Subsidiaries is a party to or is bound by any of the following (each, an "Alliance Material Contract"):

            (i)    any "material contracts" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Alliance and its Subsidiaries;

            (ii)  any Contract containing any covenant materially limiting the right of Alliance or its Subsidiaries to engage in any line of business or to compete with any Person (as defined in Section 8.3(c)) or granting any exclusive distribution rights; or

            (iii)  any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a have a Material Adverse Effect on Alliance or the Surviving Corporation.

          (b)    No Breach.    All Alliance Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Alliance. Neither Alliance nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Alliance Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Alliance.

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          (c)    Credit Facility.    As of June 12, 2002, Alliance has received the consent (the "Lender Consent") of General Electric Capital Corporation ("GECC") and the Required Lenders (as that term is defined in the Alliance Credit Agreement), to enter into the Original Agreement and that the execution, delivery and, subject to the satisfaction of the conditions precedent of such Lender Consent, performance of the Original Agreement and the consummation of the transactions contemplated by the Original Agreement by Alliance will not result in a breach or default under that certain Amended and Restated Credit Agreement, dated as of May 24, 2001, as amended, among GECC, Alliance and the other parties thereto (the "Alliance Credit Agreement"). Alliance shall have received within fourteen (14) days of the date hereof a consent of GECC and the Required Lenders with respect to this Agreement to the same effect as the Lender Consent relating to the Original Agreement. Alliance has made available to Liquid a true and correct copy of the Alliance Credit Agreement, as amended to date.

        2.12.    Employee Matters and Benefit Plans.

          (a)    Definitions.    With the exception of the definition of "Affiliate" set forth in Section 2.12(a)(i) below (which definition shall apply only to this Section 2.12 and Section 3.12), for purposes of this Agreement, the following terms shall have the meanings set forth below:

            (i)    "Affiliate" shall mean any other person or entity under common control with a party within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

            (ii)  "Alliance Employee Plan" shall mean any Employee Plan as it pertains to Alliance or any of its Affiliates.

            (iii)  "Alliance Employment Agreement" shall mean any Employment Agreement as it pertains to Alliance or any of its Affiliates.

            (iv)  "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

            (v)  "Code" shall mean the Internal Revenue Code of 1986, as amended;

            (vi)  "DOL" shall mean the Department of Labor;

            (vii)    "Employee" shall mean any current or former or retired employee, consultant or director of a party or an Affiliate of such party;

            (viii)    "Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by a party or any Affiliate of such party for the benefit of any Employee, or with respect to which a party or any Affiliate of such party has or may have any liability or obligation;

            (ix)  "Employment Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or other agreement, contract or understanding between a party or the Affiliate of such party and any Employee of such party;

            (x)  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

            (xi)  "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

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            (xii)    "International Employee Plan" shall mean each Employee Plan that has been adopted or maintained by a party or any Affiliate of such party, whether informally or formally, or with respect to which a party or any Affiliate of such Party will or may have any liability, for the benefit of Employees who perform services outside the United States;

            (xiii)    "IRS" shall mean the Internal Revenue Service;

            (xiv)    "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

            (xv)    "Pension Plan" shall mean each Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

          (b)    Schedule.    Schedule 2.12(b) of the Alliance Schedules contains an accurate and complete list of each Alliance Employee Plan and each Alliance Employment Agreement. Alliance does not have any plan or commitment to establish any new Alliance Employee Plan, International Employee Plan (as it pertains to Alliance or its Affiliates) or Alliance Employment Agreement or to modify any Alliance Employee Plan or Alliance Employment Agreement (except to the extent required by law or to conform any such Alliance Employee Plan or Alliance Employment Agreement to the requirements of any applicable law, in each case as previously disclosed to Alliance in writing, or as required by this Agreement).

          (c)    Documents.    To the extent such item pertains to Alliance, Alliance has provided to Liquid correct and complete copies of: (i) all documents embodying each Alliance Employee Plan, and each Alliance Employment Agreement including (without limitation) all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Alliance Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Alliance Employee Plan; (iv) if the Alliance Employee Plan is funded, the most recent annual and periodic accounting of Alliance Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Alliance Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all communications material to any Employee or Employees relating to any Alliance Employee Plan and any proposed Alliance Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Alliance; (viii) all correspondence to or from any governmental agency relating to any Alliance Employee Plan; (ix) all COBRA forms and related notices (or such forms and notices as required under comparable law); (x) the three (3) most recent plan years discrimination tests for each Alliance Employee Plan; and (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Alliance Employee Plan.

          (d)    Employee Plan Compliance.    Except as set forth on Schedule 2.12(d) of the Alliance Schedules, (i) Alliance has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Alliance Employee Plan, and each Alliance Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Alliance Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code

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  has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Alliance Employee Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Employee Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Alliance Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Alliance, threatened or reasonably anticipated (other than routine claims for benefits) against any Alliance Employee Plan or against the assets of any Alliance Employee Plan; (v) each Alliance Employee Plan (other than any stock option plan) can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to Alliance, or any Affiliate of Alliance (other than ordinary administration expenses); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Alliance or any Affiliate of Alliance, threatened by the IRS or DOL with respect to any Alliance Employee Plan; and (vii) neither Alliance nor any Affiliate of Alliance is subject to any penalty or tax with respect to any Alliance Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

          (e)    Pension Plan.    Neither Alliance nor any Affiliate of Alliance has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

          (f)    Collectively Bargained, Multiemployer and Multiple Employer Plans.    At no time has Alliance or any Affiliate of Alliance contributed to or been obligated to contribute to any Multiemployer Plan. Neither Alliance nor any Affiliate of Alliance has at any time ever maintained, established, sponsored, participated in, or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code.

          (g)    No Post-Employment Obligations.    Except as set forth in Schedule 2.12(g) of the Alliance Schedules, no Alliance Employee Plan provides, or reflects or represents any liability to provide retiree health to any person for any reason, except as may be required by COBRA or other applicable statute, and Alliance has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree health, except to the extent required by statute.

          (h)    Health Care Compliance.    Neither Alliance nor any Affiliate of Alliance has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women's Health and Cancer Rights Act of 1998, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, or any amendment to each such act, or any similar provisions of state law applicable to its Employees.

          (i)    Effect of Transaction.

            (i)    Except as set forth on Schedule 2.12(i) of the Alliance Schedules, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Alliance Employee Plan, Alliance Employment Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration,

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    forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

            (ii)  Except as set forth on Schedule 2.12(i) of the Alliance Schedules, no payment or benefit which will or may be made by Alliance or its Affiliates with respect to any Employee or any other "disqualified individual" (as defined in Code Section 280G and the regulations thereunder) will be characterized as a "parachute payment," within the meaning of Section 280G(b)(2) of the Code.

          (j)    Employment Matters.    Alliance: (i) is in compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Alliance under any worker's compensation policy or long-term disability policy other than those disclosed in Schedule 2.4(b) of the Alliance Schedules.

          (k)    Labor.    No work stoppage or labor strike against Alliance is pending, threatened or reasonably anticipated. Alliance does not know of any activities or proceedings of any labor union to organize any Employees. Except as set forth in Schedule 2.12(k) of the Alliance Schedules, there are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Alliance, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Alliance. Neither Alliance nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Schedule 2.11(k) of the Alliance Schedules, Alliance is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Alliance.

          (l)    International Employee Plan.    Alliance does not now, nor has it ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any International Employee Plan.

        2.13.    Real Property.    Except as set forth in Schedule 2.13, neither Alliance nor its Subsidiaries owns any real property. Schedule 2.13 of the Alliance Schedules set forth a list of all properties leased or otherwise occupied by Alliance and its Subsidiaries for the operation of its business, including the address, the name of the landlord, and the current base rent ("Alliance Facilities"). Schedule 2.13 of the Alliance Schedules identifies all of the leases or other occupancy agreements with respect to the Alliance Facilities ("Alliance Leases") and any amendments or modifications to the Alliance Leases. No party other than Alliance has the right to occupy any of the Alliance Facilities. The Alliance Facilities are in good condition and repair, reasonable wear and tear excepted. Neither Alliance nor any of its Subsidiaries have any current and unperformed obligations under the Alliance Leases for repair, maintenance or replacement at any Alliance Facilities or for the installation of improvements at any Alliance Facilities. Each Alliance Lease is in full force and effect, and no breach or default exists by Alliance or any of its Subsidiaries (or, to the knowledge of Alliance or its Subsidiaries, by any other party thereto), nor to the knowledge of Alliance or any of its Subsidiaries has any event or condition occurred which could (with the giving of notice or the passage of time or both) constitute a breach or default, under any Alliance Lease.

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        2.14.    Sale of Businesses.    As of June 12, 2002, Alliance, and its wholly-owned Subsidiary All Media Guide, LLC, a Delaware limited liability company, have entered into a definitive agreement for the sale of the All Media Guide and Digital On-Demand businesses, a true and correct copy of which, as amended to date, has been delivered and made available to Liquid (the "Media Agreements").

        2.15.    Interested Party Transactions.    During the last two (2) years, no executive officer, director or, holder of more than five percent (5%) of the outstanding shares of any class of Alliance capital stock (nor any member of the immediate family of the foregoing) (each an "Alliance Interested Party"), (i) has or has had, directly or indirectly, an economic interest in any entity which furnished or sold, or furnishes or sells, services, products or technology that Alliance furnishes or sells, or proposes to furnish or sell, or (ii) has or has had, directly or indirectly, any economic interest in any entity that purchases from or sells or furnishes to Alliance, any services, products or technology, or (iii) is or has been a party to, or has or has had a beneficial interest in, any Contract to which Alliance or any of its Subsidiaries is a party; provided, however, that ownership of no more one percent (1%) of the outstanding voting stock of a publicly traded corporation, shall not be deemed to be an "interest in any entity" for purposes of this Section 2.15. Except as set forth in Schedule 2.15 of the Alliance Schedules, to the best of Alliance's knowledge, none of the Alliance Interested Parties have been subject to any fees, penalty, fines, notice of violation or other sanction by the SEC, any state securities commission or any self regulated organization.

        2.16.    Title to Properties.    Alliance and its Subsidiaries have good and valid title to all properties and assets reflected in the Alliance Balance Sheet as being owned by Alliance or its Subsidiaries as of the date of the Alliance Balance Sheet. Such properties and assets are subject to no Liens except for (a) Liens reflected in the Alliance Balance Sheet, (b) Liens for current taxes, assessments or governmental charges or levies on property not yet due and delinquent, (c) zoning, building and land use laws imposed by any Governmental Entity, (d) mechanics', carriers', workmen's, repairmen's, statutory or common law liens being contested in good faith, and (e) other title defects, encumbrances, covenants, rights of way, building or use restrictions, easements, exceptions, variances, reservations and other matters or limitations of any kind, if any, which do not and would not reasonably be expected to have a Material Adverse Effect on the use of such property by Alliance or any of its Subsidiaries or otherwise have a Material Adverse Effect on Alliance and its Subsidiaries taken as a whole. All of the tangible property assets owned by Alliance and its Subsidiaries and used in their respective businesses is in good operating condition and repair, ordinary wear and tear excepted.

        2.17.    Environmental Matters.    Except as set forth in Schedule 2.17 of the Alliance Schedules, neither Alliance nor any of its Subsidiaries has disposed of, released, discharged or emitted any Hazardous Materials (as defined below) into the soil or groundwater at any properties currently or formerly owned or leased by Alliance or any of its Subsidiaries. For purposes of this Agreement, "Hazardous Materials" means any chemical, pollutant, contaminant, waste or toxic or hazardous substance or material regulated under any Legal Requirement with respect to environmental matters.

        2.18.    Disclosure.    None of the information supplied or to be supplied by or on behalf of Alliance for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Liquid in connection with the issuance of Liquid capital stock in the Merger (including amendments or supplements thereto) (the "Registration Statement") or for inclusion in the Offering Documents will, at the respective times the Registration Statement becomes effective under the Securities Act or when the Schedule TO is filed with the SEC and first published, sent or given to Liquid stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Alliance for inclusion or incorporation by reference in the Prospectus/Proxy Statement to be filed with the SEC as part of the Registration Statement (the "Prospectus/Proxy Statement"), will, at the time the Prospectus/Proxy Statement is

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mailed to the stockholders of Liquid, at the time of the Liquid stockholders' meeting or Alliance stockholders' meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Alliance with respect to statements made or incorporated by reference therein about Liquid supplied by Liquid for inclusion or incorporation by reference in the Registration Statement, the Prospectus/Proxy Statement or the Offer Documents.

        2.19.    Board Approval.    The Board of Directors of Alliance has, by resolutions duly adopted by majority vote at a meeting of all Directors duly called and held (and not subsequently rescinded or modified in any way), (i) determined that the Merger is fair to, and in the best interests of, Alliance and its stockholders and declared the Merger to be advisable, (ii) approved this Agreement and (iii) recommended that the stockholders of Alliance approve and adopt this Agreement and approve the Merger and directed that such matter be submitted to Alliance's stockholders at the Alliance stockholders' meeting. The Board of Directors of Alliance has approved the Merger and the other transactions contemplated by this Agreement within the meaning of Section 203(b)(6) of the DGCL.

        2.20.    Voting Agreement.    The Principal Stockholder is the record and beneficial owner of a sufficient amount of shares of Alliance Common Stock and Alliance Preferred Stock (a) to cause the conversion of all outstanding shares of Alliance Preferred Stock into Alliance Common Stock immediately prior to the Effective Time and (b) to approve and adopt this Agreement and approve the Merger by the stockholders of Alliance, all in accordance with the DGCL and the Alliance Charter Documents.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF LIQUID

        Each of Liquid and the Merger Sub jointly and severally represent and warrant to Alliance as of June 12, 2002, subject to the exceptions disclosed in writing in the disclosure schedules supplied by Liquid to Alliance dated as of June 12, 2002 and certified by a duly authorized officer of Liquid (the "Liquid Schedules"), as follows:

        3.1.    Organization; Standing and Power; Charter Documents; Subsidiaries.

          (a)    Organization; Standing and Power.    Liquid and each of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing would not reasonably be expected to have a Material Adverse Effect on Liquid and its Subsidiaries taken as a whole, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify or to be good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Liquid and its Subsidiaries taken as a whole.

          (b)    Charter Documents.    Liquid has delivered to Alliance (i) a true and correct copy of the Certificate of Incorporation and Bylaws of Liquid, each as amended to date (collectively, the "Liquid Charter Documents") and (ii) the organizational documents of each of its Subsidiaries, and each such instrument is in full force and effect. Liquid is not in violation of any of the provisions of the Liquid Charter Documents and each Subsidiary is not in violation of its respective organizational documents.

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          (c)    Subsidiaries.    Schedule 3.1(c) of the Liquid Schedules sets forth: (i) the name of each Subsidiary of Liquid, (ii) the jurisdiction of organization for each Subsidiary of Liquid and (iii) the number, type and percentage interests of Liquid in each Subsidiary. Except for the Subsidiaries of Liquid which are set forth in Schedule 3.1(c) of the Liquid Schedules and except as set forth in the Liquid SEC Reports (as defined in Section 3.4), Liquid does not directly or indirectly have any interests in any other corporation, partnership, joint venture or other entity nor any interest in a third party commitment to fund convertible debt. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are, except as set forth in Schedule 3.1 (c) of the Liquid Schedules, owned directly or indirectly by Liquid, free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws.

        3.2.    Liquid Capital Structure.

          (a)    Capital Stock.    The authorized capital stock of Liquid consists of: (i) 50,000,000 shares of Liquid Common Stock, par value $0.001 per share, of which 22,749,626 shares had been issued and were outstanding as of June 12, 2002 and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are outstanding as of the date (a) hereof. All of the outstanding shares of capital stock of Liquid have been duly authorized and validly issued, and are fully paid and nonassessable and free of any preemptive rights. As of the date hereof, there are no shares of Liquid Common Stock held in treasury by Liquid.

          (b)    Stock Options.    As of June 12, 2002: (i) 2,640,854 shares of Liquid Common Stock are subject to issuance pursuant to outstanding options to purchase Liquid Common Stock under the stock option plans of Liquid and (ii) 2,172,961 shares of Liquid Common Stock are reserved for future issuance under the employee stock purchase plans of Liquid. All shares of Liquid Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Schedule 3.2(b) of the Liquid Schedules sets forth each holder of a Liquid Option, the number and type of securities issuable thereunder, the exercise price therefor, the exercise period and vesting schedule thereof (including a description of the circumstances under which such vesting schedule can be accelerated).

          (c)    Other Securities.    Except as otherwise set forth above in this Section 3.2 or in Schedule 3.2(c) of the Liquid Schedules, as of June 12, 2002, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Liquid or any of its Subsidiaries is a party or by which it is bound obligating Liquid or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Liquid or any of its Subsidiaries, or obligating Liquid or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as set forth in Section 3.2(c) of the Liquid Schedules, Liquid is not a party to, and to the knowledge of Liquid, there are no other stockholders rights agreements, voting trusts, proxies or other agreements or understandings with respect to the voting interests of Liquid. All outstanding shares of Liquid Common Stock and all outstanding options and warrants to acquire Liquid capital stock have been issued and granted in compliance with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all material requirements set forth in applicable Contracts.

        3.3.    Authority; Non-Contravention; Necessary Consents.

          (a)    Authority.

            (i)    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action

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    on the part of Liquid and no other corporate proceedings on the part of Liquid are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, other than the approval of the issuance of Liquid capital stock in the Merger by Liquid's stockholders, the granting of exemptive relief by the SEC from the requirements of Regulation M for the conduct of the Offer and the filing of the Certificate of Merger pursuant to the DGCL. The affirmative vote of at least a majority of the votes cast by the holders of Liquid Common Stock at a meeting of Liquid's stockholders to approve the issuance of Liquid capital stock in the Merger is the only vote of the holders of any class or series of Liquid capital stock necessary to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Liquid and, assuming due execution and delivery by Alliance, constitutes the valid and binding obligation of Liquid, enforceable against Liquid in accordance with its terms subject to the effect of applicable bankruptcy, fraudulent conveyance, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

            (ii)  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Merger Sub and no other corporate proceedings on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, other than the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by Merger Sub and, assuming due execution and delivery by Alliance and Liquid, constitutes the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms subject to the effect of applicable bankruptcy, fraudulent conveyance, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

          (b)    Non-Contravention.    The execution and delivery of this Agreement by Liquid does not, and, subject to obtaining the approval of the issuance of Liquid capital stock in the Merger by Liquid's stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.3(c), performance of this Agreement by Liquid will not, (i) conflict with or violate the Liquid Charter Documents or any Subsidiary Charter Documents of any Subsidiary of Liquid, (ii) conflict with or violate any Legal Requirement applicable to Liquid or any of its Subsidiaries or by which Liquid or any of its Subsidiaries or any of their respective properties is bound or affected or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Liquid's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Lien on any of the material properties or assets of Liquid or any of its Subsidiaries pursuant to, any Liquid Material Contract (as defined in Section 3.11). Schedule 3.3(b) of the Liquid Schedules lists all consents, waivers and approvals under any Liquid Material Contract required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Material Adverse Effect on Liquid or the Surviving Corporation.

          (c)    Necessary Consents.    No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any other Person is required to be obtained or made by Liquid in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for (i) the Necessary Consents, (ii) the Schedule TO and the SEC exemption under Regulation M for the conduct of the Offer and (iii) such other consents, authorizations, filings, approvals and

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  (c) registrations which if not obtained or made would not have a Material Adverse Effect to Liquid or Alliance or materially delay the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filings.

        3.4.    Liquid SEC Filings; Liquid Financial Statements; Undisclosed Liabilities.

          (a)    Liquid SEC Filings.    Liquid has filed all Liquid SEC Reports (as defined below) required to be filed by it with the SEC since March 31, 2000. Liquid has made available to Alliance all such Liquid SEC Reports in the form filed with the SEC. As of their respective dates, the Liquid SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Liquid SEC Reports and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date hereof by a subsequently filed Liquid SEC Report. None of Liquid's Subsidiaries is required to file any forms, reports or other documents with the SEC. For purposes of this Agreement, "Liquid SEC Reports" shall mean all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits, schedules and all other information incorporated therein by reference) and any other documents that Liquid may file with the SEC subsequent to the date hereof.

          (b)    Liquid Financial Statements.    Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Liquid SEC Reports (the "Liquid Financials") (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented in all material respects the consolidated financial position of Liquid and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Liquid's operations and cash flows for the periods indicated (subject to normal and recurring year-end adjustments). The balance sheet of Liquid contained in the Liquid SEC Reports as of March 31, 2002 is hereinafter referred to as the "Liquid Balance Sheet."

          (c)  Since the date of the Liquid Balance Sheet and except as set forth in Schedule 3.4(c) of the Liquid Schedules, Liquid has not incurred any liabilities of any kind whatsoever (whether absolute, accrued, contingent or otherwise) except for (i) liabilities disclosed or provided for in the Liquid Balance Sheet, (ii) incurred since the date of the Liquid Balance Sheet in the ordinary course of business consistent with past practices which would not reasonably be expected to have a Material Adverse Effect on Liquid or its Subsidiaries taken as a whole, and (iii) liabilities incurred pursuant to this Agreement.

          (d)  The Liquid Financials, to the extent such Liquid Financials were audited, were prepared by PricewaterhouseCoopers LLP, independent auditors.

          (e)  As of June 12, 2002, Liquid has a cash balance equal to or greater than $82.3 million.

        3.5.    Absence of Certain Changes or Events.    Since the date of the Liquid Balance Sheet there has not been: (i) any Material Adverse Effect on Liquid, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Liquid's or any of its Subsidiaries' capital stock, or any purchase, redemption or other acquisition by Liquid or any of its Subsidiaries of any of Liquid's capital stock or any other securities of Liquid or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities

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except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Liquid's or any of its Subsidiaries' capital stock, or (iv) any agreement or transaction between Liquid or any of its Subsidiaries, on the one hand, and a Liquid Interested Party (as defined in Section 3.14), on the other hand.

        3.6.    Taxes.    Except where failure of any of the following representations to be true would not create a Material Adverse Effect on Liquid or its Subsidiaries taken as a whole:

          (a)  All Tax Returns required to be filed by or on behalf of Liquid or any Subsidiary with any Governmental Entity with respect to any taxable period ending on or before the Closing Date (the "Liquid Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, accurately and completely prepared in material compliance with all applicable Legal Requirements. Except as reserved on Liquid Financials, all amounts required to be paid in respect of Liquid and its Subsidiaries (whether or not shown on any Tax Returns) on or before the Closing Date have been or will be paid on or before the Closing Date. Liquid and its Subsidiaries have delivered to Alliance accurate and complete copies of all Liquid Returns filed by or on behalf of Liquid and its Subsidiaries since their date of incorporation.

          (b)  Liquid and each of its Subsidiaries has withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld and has paid all such withheld taxes to the proper governmental agencies.

          (c)  The Liquid Financials fully accrue all actual and contingent liabilities for Taxes of the Liquid with respect to all periods through the dates thereof in accordance with GAAP. All Taxes incurred since the date of the Liquid Balance Sheet have been incurred in the ordinary course of business.

          (d)  No Liquid Return has ever been examined or audited by any Governmental Entity. No extension or waiver of the limitation period applicable to any Liquid Returns has been granted (by Liquid or any Liquid Subsidiary or any other Person), and no such extension or waiver has been requested from Liquid or any Liquid Subsidiary.

          (e)  No claim or proceeding is pending or has been threatened against or with respect to Liquid or any Liquid Subsidiary in respect of any Tax. There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by Liquid or its Subsidiaries with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document that are being contested in good faith by Liquid or its Subsidiaries and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of Liquid or its Subsidiaries except liens for current Taxes not yet due and payable. Neither Liquid nor any of its Subsidiaries (x) has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code or (y) has been, or will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

          (f)    There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of Liquid or its Subsidiaries that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

          (g)  Neither Liquid nor its Subsidiaries is, or has been, a party to or bound by any tax indemnity agreement, tax-sharing agreement, tax allocation agreement or similar Contract.

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          (h)  Neither Liquid nor its Subsidiaries has ever been a member of an affiliated group (as defined in Section 1504 of the Code) filing a consolidated federal income Tax Return (or member of any analogous group under applicable local, state or foreign law) other than a group of which Liquid was the common parent. Neither Liquid nor its Subsidiaries has liability for any Tax pursuant to Treasury Regulations Section 1.1502-6 or any analogous state, local or foreign law or regulation or by reason of having been a member of any consolidated, combined or unitary group on or before the Closing Date.

          (i)    Neither Liquid nor any of its Subsidiaries has not constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

        3.7.    Intellectual Property.

          (a)    General.    Except as set forth on Schedule 3.7 to the Liquid Schedules, Liquid owns or is licensed to use the Intellectual Property that is material to conduct its business as now conducted.

          (b)    Technology.    Schedule 3.7(b) of the Liquid Schedules sets forth a list of all databases and software owned by Liquid and developed, produced, used, marketed or sold by Liquid and material to the business thereof during the two (2) years prior to the date of this Agreement, together with all prior versions of such databases and software produced, used, marketed or sold by Liquid and material to the business thereof during the two years prior to the date of this Agreement (collectively, the "Liquid Products"). Except for the Liquid Third Party Technologies (as defined in Section 3.7(c)), Liquid owns all right, title and interest in and to the following (collectively, the "Liquid Technology"), free and clear of all encumbrances: (i) the Liquid Products, together with any and all object code, source code, techniques, software tools, formats, designs, user interfaces, and content related thereto; (ii) any and all updates, enhancements, corrections, modifications, improvements and new releases related to the items set forth in clause (i) above; (iii) any and all technology and work in progress related to the items set forth in clauses (i) and (ii) above, and (iv) all inventions, discoveries, processes, designs, trade secrets, know-how and other confidential or proprietary information related to the items set forth in clauses (i), (ii) and (iii) above.

          (c)    Third Party Technology.    Schedule 3.7(c) of the Liquid Schedules sets forth a list of all material software and databases used by Liquid or for which Liquid does not own all right, title and interest (collectively, the "Liquid Third Party Technologies"), and all license agreements or other contracts pertaining thereto (the "Liquid Third Party Licenses"), indicating, with respect to each of the Liquid Third Party Technologies listed therein, the owner thereof and the Liquid Third Party License applicable thereto. Liquid has the lawful right to use (free of any material restriction not expressly set forth in the Liquid Third Party Licenses) (a) all Liquid Third Party Technology that is incorporated in or used in the development or production of Liquid Technology, and (b) all other Liquid Third Party Technology necessary for the conduct of the business of Liquid as now conducted. All Liquid Third Party Licenses are valid, binding and in full force and effect subject to the effect of applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies. To the knowledge of Liquid, each other party thereto has performed in all material respects their obligations thereunder, and neither Liquid nor, to Liquid's knowledge, any other party thereto is in default under any of the Liquid Third Party Licenses, nor, to Liquid's knowledge, has there occurred any event or circumstance which with notice or lapse of time or both would constitute a default or event of default on the part of Liquid or, to Liquid's knowledge, any other party thereto or give to any other party thereto, to the knowledge of Liquid, the right to terminate or modify any Liquid Third Party License. Liquid has not received notice that any party

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  to any Liquid Third Party License intends to cancel, terminate or refuse to renew (if renewable) such Liquid Third Party License or to exercise or decline to exercise any option or right thereunder.

          (d)    Trademarks.    Schedule 3.7(d) of the Liquid Schedules sets forth a list of all material common law trademarks, trade names, brand names, service marks, logos or other identifiers for the Liquid Products currently used by Liquid in its business (the "Liquid Marks").

          (e)    Intellectual Property Rights.    Schedule 3.7(e) of the Liquid Schedules sets forth all patents, patent applications, copyright registrations (and applications therefor) and trademark or service mark registrations (and applications therefor) owned by Liquid (unless otherwise disclosed thereon) (collectively, the "Liquid IP Registrations"). Except as set forth on Schedule 3.7(e) of the Liquid Schedules, Liquid owns all right, title and interest, free and clear of any encumbrances, in and to the Liquid IP Registrations, together with, to the knowledge of Liquid, any other material rights, currently used in the operation of the business, in or to the Liquid IP Registrations, any material unregistered copyrights, rights in the Liquid Marks, trade secret rights and other intellectual property rights (including, without limitation, rights of enforcement) contained or embodied in Liquid Technology (collectively, the "Liquid IP Rights").

          (f)    Maintenance of Rights.    Except as set forth on Schedule 3.7(f) of the Liquid Schedules, (i) to the knowledge of Liquid, Liquid has not conducted its business, in a manner that would result in the abandonment, cancellation or unenforceability of any item of the Liquid IP Registrations, and (ii) Liquid has not taken (or, to the knowledge of Liquid, failed to take) any action that would result in the forfeiture or relinquishment of any Liquid IP Registrations, in each case where such abandonment, cancellation, unenforceability, forfeiture or relinquishment would have a Material Adverse Effect on Liquid and its Subsidiaries taken as a whole. Except as set forth in Schedule 3.7(f) of the Liquid Schedules, Liquid has not granted to any third party any rights or permissions to use any of the Liquid Technology or the Liquid IP Registrations. Except as set forth in Schedule 3.7 (f) of the Liquid Schedules or except pursuant to reasonably prudent safeguards or as required by any applicable law, order or regulation of a Governmental Entity, or by order or decree of any court of competent jurisdiction, (a) Liquid has not disclosed any confidential information relating to Liquid Technology, and (b) Liquid is not under any contractual or other obligation to disclose to any third party any confidential information relating to Liquid Technology.

          (g)    Challenges to Liquid's Rights.    Except as set forth on Schedule 3.7(g) of the Liquid Schedules, (i) Liquid has not received any written notice or claim, nor is any executive officer of Liquid aware of any notice or claim (whether written, oral or otherwise), challenging Liquid's ownership or rights in the Liquid Technology, the Liquid IP Rights, the Liquid IP Registrations or Liquid Domain Names alleging any conflict or infringement of any third party property rights; and (ii) to the knowledge of Liquid, no other person or entity is infringing or misappropriating or otherwise making any unauthorized use of Liquid Technology, the Liquid IP Rights or the Liquid IP Registrations.

          (h)    Infringement By Liquid.    Except as set forth on Schedule 3.7(h) of the Liquid Disclosure Schedules (i) to the knowledge of Liquid, the use of any of Liquid Technology, Liquid IP Rights and Liquid IP Registrations in the business of Liquid does not infringe or constitute an appropriation of any right, title or interest (including, without limitation, any patent, copyright or trade secret right) held by any other person or entity, and (ii) Liquid has not received any written notice or claim, nor is any executive officer of Liquid aware of any notice or claim (whether written, oral or otherwise), made with respect thereto.

          (i)    Confidentiality.    Except as set forth on Schedule 3.7(i) of the Liquid Schedules (i) Liquid has not disclosed any source code regarding the Liquid Technology to any person or entity other than an employee or independent contractor of Liquid and, with respect to independent

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  contractors, under a written nondisclosure agreement or a work-for-hire agreement, (ii) Liquid has at all times maintained and diligently enforced commercially reasonable procedures to protect all confidential information relating to the Liquid Technology; (iii) neither Liquid nor any escrow agent is under any contractual or other obligation to disclose the source code or any other proprietary information included in or relating to the Liquid Technology; and (iv) Liquid has not deposited any source code relating to the Liquid Technology into any source code escrows. If, so disclosed on Schedule 3.7(i) of the Liquid Schedules, and for which Liquid has deposited any source code to the Liquid Technology into source code escrows, no event has occurred that has or could reasonably form the basis for a release of such source code from such escrows or arrangements.

          (j)    Warranty Against Defects.    Except as set forth in Schedule 3.7(j) of the Liquid Schedules, the Liquid Technology is free from known material defects.

          (k)    Domain Names.    Schedule 3.7(k) of the Liquid Schedules sets forth a list of all Internet domain name registrations owned by Liquid (the "Liquid Domain Names"), which Liquid Domain Names include all the names that Liquid uses to directly conduct its business on the Internet but excludes domain names maintained by third parties who provide services supplied by Liquid.

        3.8.    Compliance; Permits.

          (a)    Compliance.    Neither Liquid nor any of its Subsidiaries is in conflict with, or in default or in violation of any Legal Requirement applicable to Liquid or any of its Subsidiaries or by which Liquid or any of its Subsidiaries or any of their respective businesses or properties is, or Liquid believes is reasonably likely to be, bound or affected, except, in each case, or in the aggregate, for conflicts, violations and defaults that would not have a Material Adverse Effect on Liquid. No material investigation or review by any Governmental Entity is pending or, to Liquid's knowledge, has been threatened in a writing delivered to Liquid or any of its Subsidiaries, against Liquid or any of its Subsidiaries. There is no material judgment, injunction, order or decree binding upon Liquid or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Liquid or any of its Subsidiaries, any acquisition of material property by Liquid or any of its Subsidiaries or the conduct of business by Liquid and its Subsidiaries as currently conducted.

          (b)    Permits.    Liquid and its Subsidiaries hold, to the extent legally required, all Permits that are material to and required for the operation of the business of Liquid, as currently conducted (collectively, the "Liquid Permits"). No suspension or cancellation of any of the Liquid Permits is pending or, to the knowledge of Liquid, threatened. Liquid and its Subsidiaries are in compliance in all material respects with the terms of the Liquid Permits.

        3.9.    Litigation.

          (a)  As of the date hereof, there are no claims, suits, actions or proceedings pending or, to the knowledge of Liquid, threatened in writing against Liquid or any of its Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated hereby.

          (b)  Except as set forth in Schedule 3.9 of the Liquid Schedules, there are no claims, suits, actions or proceedings pending or, to the knowledge of Liquid, threatened in writing against Liquid or any of its Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect to Liquid, and Liquid does not know or have reason to be aware of any basis for the same.

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        3.10.    Brokers' and Finders' Fees.    Except for fees payable to Broadview International LLC ("Broadview") pursuant to engagement letters dated February 7, 2002 and July 14, 2002, copies of which have been provided to Alliance, Liquid has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        3.11    Contracts.

          (a)    Liquid Material Contracts.    Except as otherwise set forth in Schedule 3.11 of the Liquid Schedules, as of June 12, 2002 neither Liquid nor any of its Subsidiaries is a party to or is bound by any of the following (each, an "Liquid Material Contract"):

            (i)    any "material contracts" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Liquid and its Subsidiaries;

            (ii)  any Contract containing any covenant materially limiting the right of Liquid or its Subsidiaries to engage in any line of business or to compete with any Person or granting any exclusive distribution rights;

            (iii)  any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a have a Material Adverse Effect on Liquid or the Surviving Corporation;

          (b)    No Breach.    All Liquid Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Liquid. Neither Liquid nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Liquid Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Liquid.

        3.12.    Employee Matters and Benefit Plans.

          (a)    Definitions.    The terms set forth in Section 2.12(a) shall also apply to this Section 3.12. In addition:

            (i)    "Liquid Employee Plan" shall mean any Employee Plan as it pertains to Liquid and its Affiliates; and

            (ii)  "Liquid Employment Agreement" shall mean any Employment Agreement as it pertains to Liquid and its Affiliates.

          (b)    Schedule.    Schedule 3.12(b) of the Liquid Schedules contains an accurate and complete list of each Liquid Employee Plan and each Liquid Employment Agreement. Liquid does not have any plan or commitment to establish any new Liquid Employee Plan, International Employee Plan (as its pertains to Liquid or its Affiliates), or Liquid Employment Agreement, or to modify any Liquid Employee Plan or Liquid Employment Agreement (except to the extent required by law or to conform any such Liquid Employee Plan or Liquid Employment Agreement to the requirements of any applicable law, in each case as previously disclosed to Alliance in writing, or as required by this Agreement).

          (c)    Documents.    Liquid has provided to Alliance correct and complete copies of: (i) all documents embodying each Liquid Employee Plan and each Liquid Employment Agreement including (without limitation) all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each plan; (ii) the most recent

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  annual actuarial valuations, if any, prepared for each Liquid Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Liquid Employee Plan; (iv) if the Liquid Employee Plan is funded, the most recent annual and periodic accounting of Liquid Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Liquid Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all communications material to any Employee or Employees relating to any Liquid Employee Plan and any proposed Liquid Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Liquid; (viii) all correspondence to or from any governmental agency relating to any Liquid Employee Plan; (ix) all COBRA forms and related notices (or such forms and notices as required under comparable law); (x) the three (3) most recent plan years discrimination tests for each Liquid Employee Plan; and (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Liquid Employee Plan.

          (d)    Employee Plan Compliance.    Except as set forth on Schedule 3.12(d) of the Liquid Schedules, (i) Liquid has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Liquid Employee Plan, and each Liquid Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Liquid Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Liquid Employee Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Liquid Employee Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Liquid Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Liquid, threatened or reasonably anticipated (other than routine claims for benefits) against any Liquid Employee Plan or against the assets of any Liquid Employee Plan; (v) each Liquid Employee Plan (other than any stock option plan) can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to the Liquid or any of its Affiliates (other than ordinary administration expenses); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Liquid or any Affiliates, threatened by the IRS or DOL with respect to any Liquid Employee Plan; and (vii) neither Liquid nor any Affiliate is subject to any penalty or tax with respect to any Liquid Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

          (e)    Pension Plan.    Neither Liquid nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

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          (f)    Collectively Bargained, Multiemployer and Multiple Employer Plans.    At no time has Liquid or any Affiliate contributed to or been obligated to contribute to any Multiemployer Plan. Neither Liquid, nor any Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code.

          (g)    No Post-Employment Obligations.    Except as set forth in Schedule 3.12(g) of the Liquid Schedules, no Liquid Employee Plan provides, or reflects or represents any liability to provide retiree health to any person for any reason, except as may be required by COBRA or other applicable statute, and Liquid has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree health, except to the extent required by statute.

          (h)    Health Care Compliance.    Neither Liquid nor any Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women's Health and Cancer Rights Act of 1998, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, or any amendment to each such act, or any similar provisions of state law applicable to its Employees.

          (i)    Effect of Transaction.

            (i)    Except as set forth on Schedule 3.12(i) of the Liquid Schedules, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Liquid Employee Plan, Liquid Employment Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

            (ii)  Except as set forth on Schedule 3.12(i) of the Liquid Schedules, no payment or benefit which will or may be made by Liquid or its Affiliates with respect to any Employee or any other "disqualified individual" (as defined in Code Section 280G and the regulations thereunder) will be characterized as a "parachute payment," within the meaning of Section 280G(b)(2) of the Code.

          (j)    Employment Matters.    Liquid: (i) is in compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Liquid under any worker's compensation policy or long-term disability policy.

          (k)    Labor.    No work stoppage or labor strike against Liquid is pending, threatened or reasonably anticipated. Liquid does not know of any activities or proceedings of any labor union to organize any Employees. Except as set forth in Schedule 3.12(k) of the Liquid Schedules, there are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Liquid, threatened or reasonably anticipated relating to any labor, safety or discrimination matters

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  involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Liquid. Neither Liquid nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Schedule 3.12(k) of the Liquid Schedules, Liquid is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Liquid.

          (l)    International Employee Plan.    Liquid does not now, nor has it ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any International Employee Plan.

        3.13.    Real Property.    Neither Liquid nor its Subsidiaries owns any real property. Schedule 3.13 of the Liquid Schedules sets forth a list of all properties leased or otherwise occupied by Liquid and its Subsidiaries for the operation of its business, including the address, the name of the landlord, and the current base rent ("Liquid Facilities"). Schedule 3.13 of the Liquid Schedules identifies all of the leases or other occupancy agreements with respect to the Liquid Facilities ("Liquid Leases") and any amendments or modifications to the Liquid Leases. No party other than Liquid has the right to occupy any of the Liquid Facilities. The Liquid Facilities are in good condition and repair, reasonable wear and tear excepted. Neither Liquid nor any of its Subsidiaries have any current and unperformed obligations under the Liquid Leases for repair, maintenance or replacement at any Liquid Facilities or for the installation of improvements at any Liquid Facilities. Each Liquid Lease is in full force and effect, and no breach or default exists by Liquid or any of its Subsidiaries (or, to the knowledge of Liquid or its Subsidiaries, by any other party thereto), nor to the knowledge of Liquid or any of its Subsidiaries has any event or condition occurred which could (with the giving of notice or the passage of time or both) constitute a breach or default, under any Liquid Lease.

        3.14.    Interested Party Transactions.    Except as set forth in the Liquid SEC Reports, during the last two (2) years, no executive officer, director or, holder of more than five percent (5%) of the outstanding shares of Liquid Common Stock (nor any member of the immediate family of any of the foregoing), (i) has or has had, directly or indirectly, an economic interest in any entity which furnished or sold, or furnishes or sells, services, products or technology that Liquid furnishes or sells, or proposes to furnish or sell, or (ii) has or has had, directly or indirectly, any economic interest in any entity that purchases from or sells or furnishes to Liquid, any services, products or technology, or (iii) is or has been a party to, or has or has had a beneficial interest in, any Contract to which Liquid or any of its Subsidiaries is a party; provided, however, that ownership of no more one percent (1%) of the outstanding voting stock of a publicly traded corporation, shall not be deemed to be an "interest in any entity" for purposes of this Section 3.14. Except as set forth in Schedule 3.14 of the Liquid Schedules, to the best of Liquid's knowledge, none of the Liquid Interested Parties have been subject to any fees, penalty, fines, notice of violation or other sanction by the SEC, any state securities commission or any self regulated organization.

        3.15.    Title to Properties.    Liquid and its Subsidiaries have good and valid title to all properties and assets reflected in the Liquid Balance Sheet as being owned by Liquid or its Subsidiaries as of the date of the Liquid Balance Sheet. Such properties and assets are subject to no Liens except for (a) Liens reflected in the Liquid Balance Sheet, (b) Liens for current taxes, assessments or governmental charges or levies on property not yet due and delinquent, (c) zoning, building and land use laws imposed by any Governmental Entity (d) mechanics', carriers', workmen's, repairmen's, statutory or common law liens being contested in good faith and (e) other title defects, encumbrances, covenants, rights of way, building or use restrictions, easements, exceptions, variances, reservations and other matters or limitations of any kind, if any, which do not and would not reasonably be expected to have a Material Adverse Effect on the use of such property by Liquid or any of its Subsidiaries or otherwise have a Material Adverse Effect on Liquid and its Subsidiaries taken as a whole. All of the tangible property assets owned by Liquid and its Subsidiaries used in their businesses are in good operating condition and repair, ordinary wear and tear excepted.

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        3.16.    Environmental Matters.    Except as set forth in Schedule 3.16 of the Liquid Schedules, neither Liquid nor any of its Subsidiaries has disposed of, released, discharged or emitted any Hazardous Materials into the soil or groundwater at any properties currently or formerly owned or leased by Liquid or any of its Subsidiaries.

        3.17.    Disclosure.    None of the information supplied or to be supplied by or on behalf of Liquid for inclusion or incorporation by reference in the Registration Statement or the Offering Documents will, at the respective times the Registration Statement becomes effective under the Securities Act and the Schedule TO is filed with the SEC and first published, sent or given to Liquid stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Liquid for inclusion or incorporation by reference in the Prospectus/Proxy Statement, will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of Liquid at the time of the Liquid stockholder's meeting or Alliance stockholder's meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement and the Offering Documents will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Liquid with respect to statements made or incorporated by reference therein about Alliance supplied by Alliance or any of its affiliates or representatives for inclusion or incorporation by reference in the Registration Statement, the Offering Documents or the Prospectus/Proxy Statement.

        3.18.    Board Approval.    The Board of Directors of Liquid has, by resolutions duly adopted by vote at a meeting of all Directors duly called and held and not subsequently rescinded or modified in any way, (i) determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, Liquid and its stockholders and declared the Offer and the Merger to be advisable, (ii) approved this Agreement and (iii) recommended that the stockholders of Liquid tender their shares pursuant to the Offer and approve the issuance of Liquid capital stock in the Merger and directed that the issuance of Liquid capital stock in the Merger be submitted to Liquid's stockholders at the Liquid stockholders' meeting. Liquid, as the sole stockholder of Merger Sub, has adopted this Agreement and approved the Merger. The Board of Directors of Liquid and Merger Sub each have approved the Merger and the other transactions contemplated by this Agreement within the meaning of Section 203(b)(6) of the DGCL.

        3.19.    Interim Operations of Merger Sub.    The Merger Sub was formed on June 12, 2002 solely for the purposes of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

        3.20.    Fairness Opinion.    Liquid's Board of Directors has received a written opinion from Broadview, dated as of July 14, 2002, to the effect that, as of such date, the aggregate consideration to be received and retained by the stockholders of Liquid pursuant to the Offer and the Merger is fair to the stockholders of Liquid from a financial point of view

        3.21.    Rights Agreement.    Liquid has taken all action so that (i) Alliance shall not be an "Acquiring Person" pursuant to the Preferred Stock Rights Agreement, dated August 7, 2001 (the "Rights Agreement") and (ii) the entering into of this Agreement and the Merger and the other transactions contemplated hereby will not result in the grant of any rights to any Person under the Rights Agreement or enable or require the Rights (as defined in the Rights Agreement) to be exercised, distributed or triggered.

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ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME

        4.1.    Conduct of Business by Liquid.

          (a)  During the period from June 12, 2002 and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Liquid, and each of its respective Subsidiaries did and shall, except to the extent that Alliance shall otherwise consent in writing, carry on its business, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and use all reasonable efforts to (i) preserve intact its present business organization and (ii) keep available the services of its present executive officers and key employees.

          (b)  Notwithstanding Section 4.1(a) above, except as provided in Exhibit A or Schedule 4.1(b) to this Agreement, without the prior written consent of Alliance, during the period from June 12, 2002 and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Liquid has not and shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

            (i)    enter into any new line of business;

            (ii)  declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

            (iii)  purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of it or its Subsidiaries, except pursuant to the Offer or repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on June 12, 2002;

            (iv)  issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Liquid Common Stock pursuant to the exercise of options or warrants outstanding as of June 12, 2002;

            (v)  make any changes (by split-up, combination, reorganization or otherwise) in the capital structure of Liquid;

            (vi)  cause, permit or propose any amendments to the Liquid Charter Documents or any of the organizational documents of its Subsidiaries, except to the extent necessary to comply with its obligations under Section 5.10;

            (vii) acquire or enter into an agreement to acquire by merger, consolidation, or purchase of the stock or assets of, any business or entity or any Person or division thereof, or otherwise acquire or agree to acquire any assets;

            (viii)    enter into any joint ventures, strategic partnerships or alliances, other than licensing agreements in the ordinary course of business consistent with past practice;

            (ix)  except as previously disclosed in the Liquid SEC Reports, sell, lease or otherwise dispose of any property or asset, or permit any lien or other encumbrance to be imposed on any property or asset of Liquid, in each case other than in the ordinary course of business consistent with past practice;

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            (x)  make any loans, advances or capital contributions to, or investments in, any other Person, other than advances for business related travel expenses made in the ordinary course of business;

            (xi)  engage in any transaction with any officer, director or stockholder of Liquid, or any person with whom, to the knowledge of Liquid, any such stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any of such persons owns any beneficial interest (other than a publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by such persons) except for compensation and benefits received in the ordinary course of business as an employee or director of Liquid;

            (xii)    enter into, modify or extend in any manner the terms of any employment, severance, consulting, or similar agreements with officers, directors or employees (except for employees terminated by Liquid in accordance with the severance policies set forth on Exhibit A) nor grant any increase in the compensation of officers, directors or employees, whether now or hereafter payable (except, with respect to employees other than officers and directors, for compensation increases in the ordinary course of business and consistent with past practice), including any such increase pursuant to any option, bonus, stock purchase, pension, profit-sharing, deferred compensation, retirement or other plan, arrangement, contract or commitment;

            (xiii)    terminate an employee of Liquid, other than terminations for cause and terminations meeting the criteria set forth in Exhibit A;

            (xiv)    incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of it, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing;

            (xv) permit a change in its methods of maintaining its books, accounts or business records except as required by GAAP or the SEC, change its fiscal year, any of its accounting principles or methods by which such principles are applied for tax or financial reporting purposes;

            (xvi)    enter into, terminate, fail to renew, or accelerate any license, distributorship, dealer, sales representative, joint venture, credit or other agreement if such action could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

            (xvii)    license any Liquid Technology or Liquid IP Rights, other than in the ordinary course of business;

            (xviii)    make or change any material Tax election, settle any audit relating to Taxes pending as of June 12, 2002 or arising on or after June 12, 2002, or amend any Tax Return in any material respect;

            (xix)    enter into, modify or amend in a manner adverse in any material respect to Liquid, or terminate any Liquid Material Contract or waive, release or assign any material rights or claims thereunder, other than the expiration of any Liquid Material Contract in accordance with the terms and conditions thereof;

            (xx) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of such claims, liabilities or obligations (i) in the ordinary course of

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    business consistent with past practice or (ii) in accordance with the terms of liabilities reflected or reserved against in the Liquid Balance Sheet; provided that the foregoing shall not prohibit Liquid from paying any legal, accounting, financial advisor or financial printer fees and expenses or SEC and other regulatory filing fees incurred in connection with the Merger;

            (xxi)    pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any Liquid Employee Plan, to any officer, director, employee, consultant or any Affiliate of Liquid or any amount relating to unused vacation days, other than as required under applicable law; adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any Liquid Employee Plan with or for the benefit of any director, officer, employee, agent or consultant, whether past or present, other than as required under applicable law or the current terms of any Liquid Benefit Plan; or amend in any respect any Liquid Employee Plan in an manner inconsistent with the foregoing;

            (xxii)    except as required by law, enter into any collective bargaining agreement;

            (xxiii)    terminate, amend or waive any of the confidentiality and noncompetition agreements entered into by its employees and consultants with Liquid or any of its Subsidiaries prior to the Effective Time. Such agreements shall continue to be in full force and effect immediately after the Effective Time, except for those agreements that, pursuant to their terms, terminate at or prior to the Effective Time;

            (xxiv)    change or modify its policies, procedures and practices as relating to Liquid's payment of accounts payables and other liabilities incurred in the ordinary course of business; or

            (xxv)    agree in writing or otherwise to take any of the actions described in (i) through (xxiv) above.

        4.2.    Conduct of Business by Alliance.

          (a)  During the period from June 12, 2002 and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Alliance, and each of its respective Subsidiaries did and shall, except to the extent that Liquid shall otherwise consent in writing, carry on its business, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and use all reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization and (ii) keep available the services of its present executive officers and key employees.

          (b)  Notwithstanding Section 4.2(a) above, except as provided in Schedule 4.2 of the Alliance Schedules, without the prior written consent of Liquid, during the period from June 12, 2002 and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Alliance has not and shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

            (i)    enter into any new line of business material to Alliance and its Subsidiaries taken as a whole;

            (ii)  declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, except (a) as required by the Media Agreements or (b) in connection with a spin-off, sale or other disposition by Alliance of its

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    "All Media Guide" and "Digital On-Demand" businesses (subject to the restrictions set forth in Section 4.2(b)(vii));

            (iii)  purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of it or its Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on June 12, 2002 or entered into the ordinary course of business consistent with past practice after June 12, 2002;

            (iv)  issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its common stock pursuant to the conversion of outstanding shares of Alliance Preferred Stock and the exercise of options or warrants outstanding as of June 12, 2002;

            (v)  cause, permit or propose any amendments to its Charter Documents or any of the organizational documents of its Subsidiaries;

            (vi)  acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof which are material, individually or in the aggregate, to the business of Alliance and its Subsidiaries taken as a whole, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Alliance and its Subsidiaries taken as a whole;

            (vii)    sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to its business, except (a) in the ordinary course of business consistent with past practice (b) the sale by Alliance of its "All Media Guide" and "Digital On-Demand" businesses pursuant to the Media Agreements or (c) any spin-off, sale or other disposition by Alliance of the "All Media Guide" or "Digital On-Demand" businesses; provided, however, in the event of any such spin-off, sale or other disposition permitted by clause (c) of this Section 4.2(b)(vii) Alliance shall not without the express written consent of Liquid, which consent shall not be unreasonably withheld, enter into any agreement that (A) significantly limits the ability of Liquid, Alliance or their respective subsidiaries to compete, including restrictions on any such company's ability to offer competitive products or services or (B) includes exclusivity provisions preventing Liquid, Alliance or their respective subsidiaries the combined company or any subsidiary of such companies from engaging in any transaction with any third party;

            (viii)    make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans or investments by it or a Subsidiary of it to or in it or any Subsidiary of it, (ii) employee loans or advances made in the ordinary course of business or loans in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to it and its Subsidiaries taken as a whole and (iii) as permitted pursuant to the Alliance Credit Agreement;

            (ix)  enter into, modify or extend in any manner the terms of any employment, severance, consulting, or similar agreements with directors and holders of more than 5% of the outstanding shares of any class of Alliance Capital Stock nor grant any increase in the compensation of directors or holders of more than 5% of the outstanding share of any class of Alliance Capital Stock, whether now or hereafter payable;

            (x)  incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to

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    acquire any debt securities of it, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, except (i) for borrowings pursuant to the Alliance Credit Agreement in the ordinary course of business and (ii) as permitted pursuant to the Alliance Credit Agreement;

            (xi)  permit a change in its methods of maintaining its books, accounts or business records except as required by GAAP, change its fiscal year, any of its accounting principles or methods by which such principles are applied for tax or financial reporting purposes;

            (xii)    agree in writing or otherwise to take any of the actions described in (i) through (xii) above.

ARTICLE V
ADDITIONAL AGREEMENTS

        5.1.    Prospectus/Proxy Statement; Registration Statement; Offer Documents.    As promptly as practicable after the execution of this Agreement, Liquid will prepare and file with the SEC the Prospectus/Proxy Statement, Liquid will prepare and file with the SEC the Registration Statement in which the Prospectus/Proxy Statement is to be included as a prospectus, and Liquid will prepare and file with the SEC the Offer Documents. Alliance will provide Liquid with any information which may be required in order to effectuate the preparation and filing of the Prospectus/Proxy Statement, the Registration Statement and the Offer Documents pursuant to this Section 5.1. Liquid and Alliance will respond to any comments from the SEC, will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Liquid will notify Alliance promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement, the Prospectus/Proxy Statement and/or the Offer Documents. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Prospectus/Proxy Statement, the Registration Statement or the Offer Documents, Liquid or Alliance, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC, and/or mailing to stockholders of such amendment or supplement. Liquid shall provide Alliance with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement, Prospect/Proxy Statement and Offer Documents prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Liquid will cause the Prospectus/Proxy Statement to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

        5.2.    Meetings of Stockholders.

          (a)    Meeting of Liquid Stockholders.    Subject to Section 5.3(c), Liquid will take all action necessary in accordance with the DGCL and the Liquid Charter Documents to call, hold and convene a meeting of its stockholders to consider approval of the issuance of Liquid capital stock in the Merger (a "Stockholders' Meeting") to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within thirty (30) days after the declaration of effectiveness of the Registration Statement by the SEC. Subject to Section 5.3(c) and the last sentence of this Section 5.2(a), Liquid will use all reasonable efforts to solicit from its stockholders proxies in favor of the issuance of Liquid capital stock in the Merger and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of the DGCL and The Nasdaq National Market to obtain such approval. Notwithstanding anything to the contrary contained in this Agreement, Liquid may adjourn or postpone the

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  Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to its respective stockholders in advance of a vote on the issuance of Liquid capital stock in the Merger or, if as of the time for which the Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Liquid Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders' Meeting. Liquid shall ensure that the Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Stockholders' Meeting are solicited in compliance with the DGCL, the Liquid Charter Documents, the rules of The Nasdaq National Market and all other applicable Legal Requirements. The Board of Directors of Liquid shall recommend by vote that the stockholders of Liquid vote in favor of the issuance of Liquid capital stock in the Merger.

          (b)    Approval of Alliance Stockholders.    Alliance will take all action reasonably necessary in accordance with the DGCL to obtain the adoption and approval of this Agreement and the approval of the Merger by its stockholders. The Board of Directors of Alliance shall recommend by vote that the stockholders of Alliance vote in favor of the approval and adoption of this Agreement and the approval of the Merger.

        5.3.    Acquisition Proposals.

          (a)    No Solicitation.    Except as provided in Section 5.3(c), Liquid agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use all reasonable efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to) directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 5.3(e)), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 5.3(c) below), or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby. Liquid and its respective Subsidiaries will each immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.3(a) by any director, officer, affiliate or agent of Liquid or any of its Subsidiaries or a knowing violation of the restrictions set forth in this Section 5.3(a) by an employee (other than a director or officer) of Liquid or any of its Subsidiaries (each a "Covered Person"), whether or not such Covered Person purports to act on behalf of Liquid or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 5.3(a) by Liquid.

          (b)    Notification of Unsolicited Acquisition Proposals.

            (i)    As promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, Liquid shall provide Alliance with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. Liquid shall keep Alliance informed as promptly as practicable in all material respects of the status

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    and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide Alliance a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

            (ii)  Liquid shall provide Alliance with twenty-four (24) hours prior notice of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal.

          (c)    Superior Offers.    Notwithstanding anything to the contrary contained in this Agreement, in the event that Liquid receives a Superior Offer (as defined in Section 5.3(e)) before the date of the Stockholders' Meeting, it may then take any or all of the following actions (but only if and to the extent that Liquid's Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the proper discharge of its fiduciary duties):

            (i)    furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) concurrently with furnishing any such nonpublic information to such party, its gives Alliance written notice of its intention to furnish nonpublic information; (B) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on its behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 5.4) and customary standstill provisions, and (C) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to Alliance (to the extent such nonpublic information has not been previously so furnished); and

            (ii)  withhold, withdraw, amend or modify its recommendation in favor of the Offer and the Merger, and, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a "Change of Recommendation") or terminate this Agreement to accept such Superior Offer as provided in Section 7.1(g), if all of the following are met:

              (A)  the Superior Offer has not been withdrawn;

              (B)  its Stockholders' Meeting has not occurred;

              (C)  it shall have provided to Alliance (i) written notice which shall state expressly that it has received a Superior Offer, the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer and that it intends to effect a Change of Recommendation or termination of this Agreement to accept such Superior Offer as provided in Section 7.1(g), and (ii) a copy of all written materials provided in connection with the Superior Offer (such notice and materials to be delivered to Alliance at least five (5) business days prior to taking such action which constitutes a Change of Recommendation or termination of this Agreement to accept such Superior Offer as provided in Section 7.1(g)); and

              (D)  it shall not have breached any of the provisions set forth in Section 5.2 or Section 5.3.

          (d)    Compliance with Tender Offer Rules.    Nothing contained in this Agreement shall prohibit Liquid or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement.

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          (e)    Certain Definitions.    For purposes of this Agreement, the following terms shall have the following meanings:

            (i)    "Acquisition", with respect to Liquid, shall mean any transaction or series of related transactions involving: (i) any purchase from Liquid or acquisition by any Person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a ten percent (10%) interest of any class of equity securities of Liquid or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning ten percent (10%) or more of any class of equity securities of Liquid or any of its Subsidiaries or any merger, consolidation, conversion, share exchange, recapitalization, business combination or similar transaction involving Liquid or any of its Subsidiaries (it being understood that the acceptance for payment and payment for shares of Liquid Common Stock pursuant to the Offer shall not be deemed to cause or result in an Acquisition), (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than ten percent (10%), by value, of the assets of Liquid (including its Subsidiaries taken as a whole) or (iii) any liquidation or dissolution of Liquid.

            (ii)  "Acquisition Proposal," with respect to Liquid, shall mean any bona fide written offer or proposal made after the date hereof, relating to an Acquisition.

            (iii)  "Superior Offer," with respect to Liquid, shall mean an unsolicited, bona fide written offer made by a third party after the date hereof to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, a majority of the total outstanding assets or voting securities of Liquid on terms that the Board of Directors of Liquid by a majority vote has in good faith determined, if consummated in accordance with its terms and after consultation with outside legal counsel and its financial adviser, (A) is superior to the Offer and the Merger from a financial point of view, (B) is reasonably capable of being consummated and (C) is not subject to any financing contingency. For purposes of this Agreement, any Superior Offer is an Acquisition Proposal.

        5.4.    Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

          (a)    Confidentiality    The parties acknowledge that Alliance and Liquid have previously executed a Confidentiality Agreement in October 2000, as amended in March 2002 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

          (b)    Access to Information.    Each of Alliance and Liquid will afford the other and the other's accountants, counsel and other representatives reasonable access during normal business hours to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as such other party may reasonably request; provided, however, that any party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information.

          (c)    No Modification of Representations and Warranties or Covenants.    No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

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        5.5.    Public Disclosure.    Without limiting any other provision of this Agreement, Liquid and Alliance will consult with each other and agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law or any listing agreement with The Nasdaq National Market or any other applicable national securities exchange.

        5.6.    Regulatory Filings; Reasonable Efforts.

          (a)    Regulatory Filings.    Each of Liquid and Alliance shall coordinate and cooperate with one another and shall each use all reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Liquid and Alliance shall make all filings required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including, without limitation, (i) Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, (ii) any other filing necessary to obtain any Necessary Consent, (iii) the Schedule TO and the SEC exemption under Regulation M, (iv) filings under any other comparable pre-merger notification forms required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto and (v) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or "blue sky" laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger. Each of Liquid and Alliance will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

          (b)    Exchange of Information.    Liquid and Alliance each shall promptly supply the other with any information which may be required in order to effectuate any filings or application pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of Alliance and Liquid shall consult with the other prior to taking a position with respect to any such filing, shall consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, provided that with respect to any such filing, presentation or submission, each of Liquid and Alliance need not supply the other with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information.

          (c)    Notification.    Each of Liquid and Alliance will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Liquid or Alliance, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

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          (d)    Reasonable Efforts.    Subject to the express provisions of Section 5.2 and Section 5.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by this Agreement, including using all reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, including all Necessary Consents and the SEC exemptive order under Regulation M, (iv) the filing of the Offering Documents and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Liquid and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Offer and the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Offer and the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Offer and the Merger, this Agreement and the transactions contemplated hereby.

        5.7.    Notification of Certain Matters.

          (a)    By Alliance.    Alliance shall give prompt notice to Liquid of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Alliance to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

          (b)    By Liquid.    Liquid shall give prompt notice to Alliance of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Liquid to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.

        5.8.    Third-Party Consents.    As soon as practicable following the date hereof, Liquid and Alliance will each use all reasonable efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries' respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.

        5.9.    Indemnification of Officers and Directors.    All rights to indemnification existing in favor of those Persons who are officers and directors of Liquid, Alliance and their respective Subsidiaries as of the date of this Agreement for their acts and omissions occurring prior to the Effective Time, whether provided in Liquid's or Alliance's Charter Documents (as in effect as of the date of this Agreement) or as provided in indemnification agreements between Liquid and said officers and directors (as in effect as of the date of this Agreement) shall survive the Merger and shall be observed by Liquid to the fullest extent permitted by the DGCL until not earlier than the sixth anniversary of the Effective Time.

          (a)  Liquid agrees that until six (6) years from the Effective Time, Liquid shall (i) indemnify, defend and hold harmless the present and former officers, directors and stockholders of Alliance

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  and its Subsidiaries and the present and former officers and directors of Liquid (collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees and other expenses of investigation or litigation, including on appeal), claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time and (ii) advance expenses as incurred.

          (b)  From the Effective Time until the sixth anniversary of the Effective Time, Liquid shall maintain in effect, for the benefit of the Indemnified Persons with respect to claims arising from or related to facts or events which occurred at or before the Effective Time in an amount, on terms, and with scope of coverage comparable to those applicable to, the current directors' and officers' of each of Liquid and Alliance.

          (c)  The provisions of this Section 5.9 are intended to be in addition to the rights otherwise available to the Liquid Indemnified Persons by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Liquid Indemnified Persons, and their respective heirs and representatives.

        5.10.    Directors and Officers of Liquid After the Effective Time.    Liquid shall use commercially reasonable efforts to obtain from those officers and directors, who are not designated as a director or officer of Liquid after the Effective Time, a voluntary resignation from such position(s) effective immediately after the Effective Time, provided that prior to the Effective Time, Liquid shall designate such number of individuals to remain as members of the board of directors of Liquid after the Effective Time (the "Liquid Designees") so that the Liquid Designees will constitute one-third (1/3) of the members of the board of directors of Liquid. The Liquid Designees (a) shall be entitled to serve on the board of directors of Liquid until at least the first anniversary of the Effective Time and (b) shall appoint, on the Closing Date and immediately prior to the Effective Time, pursuant to the Bylaws of Liquid, that number of individuals designated by Alliance as directors of Liquid (the "Alliance Designees") so that the Alliance Designees will constitute two-thirds (2/3) of the members of the board of directors of Liquid. Liquid and Alliance shall select designees so that the directors of Liquid after the Effective Time satisfy the Qualitative Listing Requirements of The Nasdaq National Market.

        5.11.    Nasdaq Listing.    Prior to the Effective Time, Liquid shall file with The Nasdaq National Market a Notification Form: Listing of Additional Shares with respect to the Liquid capital stock issuable, and those required to be reserved for issuance, in connection with the Merger. Liquid and Alliance shall mutually cooperate to fulfill the requirements of maintaining Liquid's listing on The Nasdaq National Market after the Effective Time.

        5.12.    Alliance Affiliates; Restrictive Legend.    Alliance will use all reasonable efforts to deliver or cause to be delivered to Liquid, prior to the Effective Time, from each person who may reasonably be deemed to be an affiliate of Alliance for purposes of Rule 145 promulgated under the Securities Act an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provision of Rule 145 promulgated under the Securities Act. Liquid will give stop transfer instructions to its transfer agent with respect to any Liquid Common Stock received pursuant to the Merger by any stockholder of Alliance who may reasonably be deemed to be an affiliate of Alliance for purposes of Rule 145 promulgated under the Securities Act and there will be placed on the certificates representing such Liquid Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred (i) in conformity with Rule 145 or (ii) in accordance with a written opinion of counsel, reasonably acceptable to the Surviving Corporation, in form and substance that such transfer is exempt from registration under the Securities Act.

        5.13.    Tax Matters.    Neither Liquid or Alliance will, nor will they permit any of their respective Subsidiaries to, take any action (or fail to take any action) prior to or following the Closing that would

45

reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

        5.14.    Conversion of Alliance Preferred Stock.    Alliance shall effect a conversion of all outstanding Alliance Preferred Stock into Alliance Common Stock immediately prior to the Effective Time.

        5.15.    401(k) Pension Plan.    If it is determined by agreement of Alliance and Liquid after mutual diligence that the Alliance Employee Plan(s) intended to include a Code Section 401(k) arrangement should be terminated, effective as of the day immediately preceding the Closing Date, Alliance and its Affiliates, as applicable, shall each terminate any Alliance Employee Plan(s) intended to include a Code Section 401(k) arrangement (the "Alliance 401(k) Plan(s)"). If Alliance and Liquid agree to terminate the Alliance 401(k) Plans, Alliance shall provide Liquid with evidence that such Alliance 401(k) Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of Alliance's Board of Directors. The form and substance of such resolutions shall be subject to reasonable review and approval of Liquid. Alliance also shall take such other actions in furtherance of terminating such Alliance 401(k) plan(s) as Liquid may reasonably require.

        5.16.    Section 16 Exemption.    Prior to the Effective Time, the board of directors of Liquid shall adopt resolutions approving the issuance of shares of Liquid Common Stock to the officers and directors of Alliance who will become officers and directors of Liquid immediately after the Effective Time in accordance with SEC Rule 16b-3, as promulgated under the Exchange Act.

        5.17.    Registration Rights.    Liquid and the Principal Stockholder shall negotiate in good faith mutually acceptable terms concerning registration rights applicable to the shares of Liquid Common Stock issued to the Principal Stockholder in connection with the Merger on the principal terms set forth on Exhibit B.

        5.18.    Increasing Authorized Liquid Common Stock after Merger.    As soon as practicable following the Effective Time, Liquid will take all action necessary in accordance with the DGCL and the Liquid Charter Documents to call, hold and convene a meeting of its stockholders to consider approval of an amendment to Liquid's Certificate of Incorporation to increase the total number of shares of Liquid Common Stock that Liquid is authorized to issue to at least 100,000,000. Liquid will use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of such amendment and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the DGCL and The Nasdaq National Market to obtain such approval. Liquid shall ensure that such stockholders' meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with such stockholders' meeting are solicited in compliance with the DGCL, the Liquid Charter Documents, the rules of The Nasdaq National Market and all other applicable Legal Requirements. The Board of Directors of Liquid shall recommend by vote that the stockholders of Liquid vote in favor of the approval and adoption of such amendment.

        5.19.    Alternative Arrangements.    In the event that the Voting Condition is satisfied but less than the Maximum Amount is validly tendered and not withdrawn pursuant to the Offer, the parties shall negotiate in good faith to effect alternative arrangements that would preserve for the parties (and their respective stockholders) the economic, voting and other material benefits of the transactions contemplated by this Agreement.

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ARTICLE VI
CONDITIONS TO THE MERGER

        6.1.    Conditions to Obligations of Each Party to Effect the Merger.    The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a)    Stockholder Approvals.

            (i)    This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the respective stockholders of Alliance and Merger Sub.

            (ii)  The issuance of Liquid capital stock in the Merger shall have been duly approved by the requisite vote under applicable law and the rules of The Nasdaq National Market by the stockholders of Liquid.

          (b)    No Order.    No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger.

          (c)    Registration Statement Effective; Prospectus/Proxy Statement.    The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Prospectus/Proxy Statement, shall have been initiated or threatened in writing by the SEC.

          (d)    HSR Act; Other Antitrust Filings.    All waiting periods (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early. All other material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

          (e)    Tax Opinions.    Alliance and Liquid shall have each received written opinions from their tax counsel, Munger, Tolles & Olson, LLP and Milbank, Tweed, Hadley & McCloy LLP, respectively, in form and substance reasonably satisfactory to them to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel of either Liquid or Alliance does not render such opinion, this condition shall nonetheless be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

          (f)    Lender Consent.    All of the conditions precedent in the Lender Consent shall have been satisfied.

        6.2.    Additional Conditions to Obligations of Alliance.    The obligation of Alliance to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Alliance:

          (a)    Representations and Warranties.    The representations and warranties of Liquid set forth in Article III shall have been accurate on the date made and shall be accurate as of the Effective Time as if made as of the Effective Time, except (i) for those representations and warranties that address matters only as of a particular date (which shall be accurate as of such date) and (ii) where the failure of the representations and warranties to be accurate would not reasonably be expected to have a Material Adverse Effect on Liquid taken as a whole (it being agreed that for

47

  purposes of this clause (ii), all Material Adverse Effect and materiality terms in the representations and warranties in Article III shall be inapplicable).

          (b)    Agreements and Covenants.    Liquid shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Alliance shall have received a certificate to such effect signed on behalf of Liquid by an executive officer of Liquid.

          (c)    Nasdaq Listing.    Effective as of the Closing Date the Liquid Common Stock issued in connection with the Merger shall be listed on The Nasdaq National Market.

          (d)    Certificate.    Liquid shall furnish Alliance with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 6.2(a) and 6.2(b).

          (e)    Alliance Board Representation.    The Alliance Designees shall have been appointed to terms of service on the Board of Directors of Liquid, such service to become effective as of the Effective Time.

          (f)    Liquid Pre-Effective Time Capitalization.    Liquid shall furnish Alliance with a certificate from its appropriate officers setting forth the capitalization of Liquid immediately prior to the Effective Time setting forth (i) the number of shares of Liquid Common Stock issued and outstanding as of such time and (ii) the number of issued and outstanding options to acquire Liquid Common Stock under the Liquid Option Plans as of such time.

          (g)    Cash Balance.    At the Effective Time, Liquid shall have a cash balance equal to or greater than $82,300,000 minus (x) the product of (i) $1,750,000 multiplied by (ii) the number of whole calendar months and in the case of any partial calendar month, the applicable fractional portion of such calendar month, for the period between June 12, 2002 and the Effective Time, plus (y) any costs, expenses or fees incurred by Liquid in connection with (i) reductions in Liquid's workforce after June 12, 2002 to the extent such reductions meet the criteria set forth in Exhibit A hereto, (ii) legal and accounting fees in connection with the Agreement, the Offer and the Merger in an amount not to exceed $3,000,000, (iii) financial advisor fees payable to Broadview in connection with the Agreement, the Offer and the Merger, (iv) financial printer fees in connection with the Agreement, the Offer and the Merger, (v) SEC and other regulatory filing fees in connection with the Agreement, the Offer and the Merger, and (vi) maintaining Liquid's existing policy for directors' and officers' liability insurance in effect as of the date of this Agreement, plus (z) $30,000,000 to be used to pay for the purchase of Liquid Common Stock in the Offer.

          (h)    Material Adverse Effect.    There shall not have occurred a Material Adverse Effect on Liquid and its Subsidiaries taken as a whole.

          (i)    Undisclosed Liabilities.    Other than liabilities (i) disclosed Schedule 3.9 of the Liquid Schedules, (ii) disclosed or provided for in the Liquid Balance Sheet, (iii) incurred since the date of the Liquid Balance Sheet in the ordinary course of business consistent with past practices, and (iv) liabilities incurred pursuant to this Agreement; Liquid shall not have incurred any liabilities of any kind whatsoever (whether absolute, accrued, contingent or otherwise) in an aggregate amount greater than $1,500,000.

        6.3.    Additional Conditions to the Obligations of Liquid.    The obligations of Liquid to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Liquid:

          (a)    Representations and Warranties.    The representations and warranties of Alliance set forth in Article II shall have been accurate on the date made and shall be accurate as of the Effective Time as if made as of the Effective Time, except (i) for those representations and warranties that address matters only as of a particular date (which shall be accurate as of such date) and

48

  (ii) where the failure of the representations and warranties to be accurate would not reasonably be expected to have a Material Adverse Effect on Alliance, taken as a whole (it being agreed that for purposes of this clause (ii), all Material Adverse Effect and materiality terms in the representations and warranties in Article II shall be inapplicable).

          (b)    Agreements and Covenants.    Alliance shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Liquid shall have received a certificate to such effect signed on behalf of Alliance by an authorized senior executive officer of Alliance.

          (c)    Alliance Pre-Effective Capitalization.    Alliance shall furnish Liquid with a certificate from its appropriate officers setting forth the capitalization of Alliance immediately prior to the Effective Time, after giving effect to the conversions of Alliance Preferred Stock, setting forth (i) the number of shares of Alliance Common Stock issued and outstanding as of such time and (ii) the number of issued and outstanding options and warrants to acquire Alliance Common Stock pursuant to Alliance Options and Alliance Warrants as of such time.

          (d)    Material Adverse Effect.    There shall not have occurred a Material Adverse Effect on Alliance and its Subsidiaries taken as a whole.

          (e)    Conversion of Preferred Stock.    All shares of Alliance Preferred Stock shall have been converted into Alliance Common Stock prior to the Effective Time.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

        7.1.    Termination.    This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of Alliance or Liquid:

          (a)  by mutual written consent of Liquid and Alliance;

          (b)  by either Alliance or Liquid if the Merger shall not have been consummated by December 31, 2002; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

          (c)  by either Alliance or Liquid if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer and the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d)  by either Alliance or Liquid if the approval of the stockholders of Liquid for the issuance of Liquid capital stock in the Merger shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Liquid stockholders duly convened therefor or at any adjournment thereof;

          (e)  by either Alliance or Liquid if the approval of the stockholders of Alliance for the Merger shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Alliance stockholders duly convened therefore or at any adjournment thereof;

          (f)    by Alliance (at any time prior to the approval of the issuance of Liquid capital stock in the Merger by the required vote of the stockholders of Liquid) if a Triggering Event (as defined below) has occurred;

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          (g)  by Liquid in connection with simultaneously entering into definitive agreements related to a Superior Offer in accordance with Section 5.3(c); provided, Liquid has complied with all provisions hereof, including the notice provisions of Section 5.3(c), and that Liquid simultaneously makes payment to Alliance of the Termination Fee;

          (h)  by Alliance, upon a breach of any representation, warranty, covenant or agreement on the part of Liquid set forth in this Agreement, or if any representation or warranty of Liquid shall be or have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied and such breach is not cured within 20 days following delivery by Alliance to Liquid of written notice of such breach (except in the case of a breach that is not curable or efforts to cure such breach have ceased);

          (i)    by Liquid, upon a breach of any representation, warranty, covenant or agreement on the part of Alliance set forth in this Agreement, or if any representation or warranty of Alliance shall be or have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach is not cured within 20 days following delivery by Liquid to Alliance of written notice of such breach (except in the case of a breach that is not curable or efforts to cure such breach have ceased); or

          (j)    by either Alliance or Liquid if the SEC shall have declined to grant an exemption from the requirements of Rule 102 of Regulation M in connection with the Offer and the Merger, unless counsel to Liquid advises Liquid in writing that Liquid may proceed with the Offer and the Merger as contemplated by this Agreement in the absence of such exemption.

        For the purposes of this Agreement, a "Triggering Event," with respect to Liquid, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof by a majority vote shall for any reason have withdrawn or shall have amended or modified, in a manner adverse to Alliance, its recommendation in favor of, the approval of the issuance of Liquid capital stock in the Merger or that the Liquid stockholders tender their shares pursuant to the Offer, (ii) it shall have failed to include in the Prospectus/Proxy Statement the recommendation of its Board of Directors in favor of the approval of the issuance of Liquid capital stock in the Merger or in the Offering Documents the recommendation of its Board of Directors that the Liquid stockholders tender their shares pursuant to the Offer, (iii) its Board of Directors or any committee thereof by a majority vote shall have approved or recommended any Acquisition Proposal, (iv) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with the other party hereto and Liquid shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of Liquid recommends rejection of such tender or exchange offer or (v) Liquid enters into agreements related to a Superior Offer.

        7.2.    Notice of Termination; Effect of Termination.    Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful or intentional breach of this Agreement or relieve Alliance or the Principal Stockholder from any liability for a breach of the Voting Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

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        7.3.    Fees and Expenses.

          (a)    General.    Except as set forth in Section 7.3(b) below, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated, provided that the fees and expenses (i) of the financial printer incurred in connection with the preparation and mailing of the Registration Statement and Prospectus/Proxy Statement and (ii) relating to compliance with the HSR Act shall be shared equally by Alliance and Liquid.

          (b)    Payment by Liquid.

            (i)    In the event that (A) this Agreement is terminated by Liquid or Alliance pursuant to Section 7.1(b), (B) this Agreement is terminated by Alliance, pursuant to Section 7.1(f), or (C) this Agreement is terminated by Liquid pursuant to Section 7.1(g), Liquid shall promptly, but in no event later than one (1) day after the date of such termination, pay Alliance a termination fee equal to $3,000,000 payable by wire transfer of same day funds, provided that in the case of termination pursuant to Section 7.1(b) such payment shall be made only if within twelve (12) months following the termination of this Agreement Liquid enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this sentence, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 5.3(e) except that references to "10%" in the definition of "Acquisition" shall be deemed to be references to "50%" and a liquidation or dissolution of Liquid shall not be deemed an Acquisition Proposal) and such payment shall be made promptly, but in no event later than two (2) business days after entering into such Acquisition Proposal.

            (ii)  In the event that this Agreement is terminated by Alliance or Liquid pursuant to Section 7.1(d) or Section 7.1(j), (A) Liquid shall promptly, but in no event later than one (1) day after the date of such termination, pay Alliance a termination fee equal to $1,000,000 and (B) in the event that within twelve (12) months after such termination, Liquid enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this sentence, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 5.3(e) except that references to "10%" in the definition of "Acquisition" shall be deemed to be references to "50%" and a liquidation or dissolution of Liquid shall not be deemed an Acquisition Proposal), Liquid shall pay, as of the date Liquid enters into such definitive agreement with respect to or consummates such Acquisition Proposal, whichever is earlier, a fee equal to $750,000 or (C) in the event that within six (6) months after such termination, Liquid completes a liquidation or dissolution, a fee equal to $750,000.

        7.4.    Amendment.    Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Liquid and Alliance, provided, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval. This Agreement may be not amended except by execution of an instrument in writing signed on behalf of each of Liquid and Alliance.

        7.5.    Extension; Waiver.    At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing

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signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII
GENERAL PROVISIONS

        8.1.    Non-Survival of Representations and Warranties.    The representations and warranties of Alliance and Liquid contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

        8.2.    Notices.    Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, or (b) two business days after sent by registered mail or by courier or express delivery service or by facsimile, provided that in each case the notice or other communication is sent to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

          (a)  if to Alliance, to:

    Alliance Entertainment Corp.
    4250 Coral Ridge Drive
    Coral Springs, Florida 33065
    Attention: Chief Executive Officer
    Telecopy No.: (954) 344-7173

    with a copy to:

    Munger, Tolles & Olson LLP
    355 South Grand Avenue, 35th Floor
    Los Angeles, California 90071-1560
    Attn: Robert B. Knauss, Esq.
    Telecopy No.: (213) 687-3702

          (b)  if to Liquid, to:

    Liquid Audio, Inc.
    800 Chesapeake Drive
    Redwood City, California 94063
    Attention: Chief Executive Officer
    Telecopy No.: (650) 549-2199

    with a copy to:

    Milbank, Tweed, Hadley & McCloy LLP
    1 Chase Manhattan Plaza
    New York, NY 10005
    Attention: Lawrence Lederman, Esq.
    Telecopy No.: (212) 822-5732

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        8.3.    Interpretation.

          (a)  When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words "include," "includes" and "including," when used herein, shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all such entity and its Subsidiaries, taken as a whole. An exception or disclosure made in Alliance Schedules with regard to a representation of Alliance, or in the Liquid Schedules with regard to a representation of Liquid, shall be deemed made with respect to any other representation by such party to which such exception or disclosure is readily apparent.

          (b)  For purposes of this Agreement, the term "Material Adverse Effect," when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an "Effect"), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or is reasonably likely to (i) be materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity taken as a whole with its Subsidiaries or (ii) materially impede the ability or authority of such entity to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements; provided, however, that, for purposes of clause (i) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (A) any Effect resulting from compliance with the terms and conditions of this Agreement, (B) in the case of Liquid, any change in such entity's stock price or trading volume, in and of itself, (C) any Effect that results from changes affecting any of the industries in which such entity operates generally or the United States economy generally (which changes in each case do not disproportionately affect such entity in any material respect), (D) any Effect that results from changes affecting general worldwide economic or capital market conditions (which changes in each case do not disproportionately affect such entity in any material respect) or (E) in the case of Liquid, (i) the failure to meet published or internal earnings, revenue estimates or projections or (ii) the continuing loss of money resulting from the business operations of Liquid.

          (c)  For purposes of this Agreement, the term "Person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

        8.4.    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

        8.5.    Entire Agreement; Third-Party Beneficiaries.    This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Alliance Schedules and the Liquid Schedules, (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the

53

Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder except for those individuals referenced in Section 5.9.

        8.6.    Severability.    In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

        8.7.    Other Remedies; Specific Performance.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        8.8    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

        8.9.    Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        8.10.    Assignment.    No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        8.11.    Waiver of Jury Trial.    EACH OF LIQUID AND ALLIANCE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF LIQUID OR ALLIANCE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

        8.12.    Computation of Time.    Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date banks in the State of California are closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular business day.

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EXHIBIT A

Severance

        A.    Basis for Termination:    (i) the employment position held by the Liquid employee is being eliminated; (ii) two or more employment positions are being consolidated into one position due to the elimination of projects; (iii) redundancy in the employment position upon completion of the Merger; or (iv) reduction of work to be done as a result of the Merger.

        B.    Severance Payments:    For Liquid employees, other than executive officers, the amount of severance is between four to six weeks worth of salary. For executive officers as of June 12, 2002, the severance is between three and six months salary.

        C.    Capitalized terms in this Exhibit A shall have the same meaning as set forth in the Amended and Restated Agreement and Plan of Merger dated June 12, 2002 and as amended and restated as of July 14, 2002, among Liquid, the Merger Sub and Alliance.

EXHIBIT B

Registration Rights

A.
Demand Registration Rights.    Three demand registration rights, with the first such right exercisable no earlier than three months after the Closing Date.

B.
Piggyback Registration Rights.    Unlimited.

C.
Term.    Five (5) years.

D.
Other.    Other customary terms and conditions to be negotiated in good faith by the parties.

EXHIBIT C

CONDITIONS TO THE OFFER

        The capitalized terms used in this Exhibit C shall have the meanings ascribed to them in the Amended and Restated Agreement and Plan of Merger to which it is attached, except that the term "Merger Agreement" shall be deemed to refer to such Amended and Restated Agreement and Plan of Merger.

        Notwithstanding any other provision of the Offer, Liquid shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Liquid's obligation to pay for or return tendered shares of Liquid Common Stock promptly after termination or withdrawal of the Offer), pay for, and may (subject to any such rule or regulation) delay the acceptance for payment of any tendered shares of Liquid Common Stock, and may (except as provided in the Merger Agreement) amend or terminate the Offer as to any shares of Liquid Common Stock not then paid for, if (i) the issuance of shares of Liquid capital stock in the Merger shall not have been approved by the requisite vote of the stockholders of Liquid (the "Vote Condition") or (ii) at any time on or after the date of the Merger Agreement and before the time of payment for any such shares of Liquid Common Stock (whether or not any shares of Liquid Common Stock have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall have occurred and remain in effect:

          (a)  there shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any court of competent jurisdiction or other competent Governmental Entity which, directly or indirectly, prohibits, restrains or makes illegal the acceptance for payment, payment for or purchase of shares of Liquid Common Stock pursuant to the Offer or the consummation of the Merger;

          (b)  there shall be instituted or pending any action, suit or proceeding brought by a Governmental Entity (1) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or (2) that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

          (c)  the Merger Agreement shall have been terminated in accordance with its terms; or

          (d)  Liquid and Alliance shall have agreed that Liquid shall amend the Offer to terminate the Offer or postpone the payment for shares of Liquid Common Stock thereunder;

which in the sole judgment of Liquid, in any such case, and regardless of the circumstances (including any action or inaction by Liquid giving rise to such condition) makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Liquid, may be asserted by Liquid regardless of the circumstances (including any action or inaction by Liquid or any of its Subsidiaries) giving rise to any such condition and, subject to the terms and conditions of the Merger Agreement, may be waived by Liquid, in whole or in part at any time and from time to time in the sole discretion of Liquid. The failure by Liquid at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ANNEX B

        July 14, 2002

CONFIDENTIAL

Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, CA 94063

Dear Members of the Board:

We understand that Liquid Audio, Inc. ("Liquid"), Alliance Entertainment Corp. ("Alliance") and April Acquisition Corp., a wholly-owned subsidiary of Liquid ("Merger Sub"), propose to enter into an Amended and Restated Agreement and Plan of Merger (the "Agreement") pursuant to which (i) Liquid will commence a tender offer (the "Offer") to purchase up to 10,000,000 shares of Liquid for $3.00 per share; and (ii) following the Offer, Merger Sub will be merged with and into Alliance (the "Merger") with the shares of Alliance Common Stock outstanding at such time being converted into shares of Liquid Common Stock. We understand that, as a result of the Transaction (as defined below), holders of Liquid Common Stock at the time of the Merger will retain an aggregate of 26% of the outstanding common stock in the combined entity (the "Retained Interest"). The aggregate cash received by Liquid shareholders in the Offer (the "Cash Component") and the Retained Interest are herein collectively referred to as the "Aggregate Consideration." The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986. The terms and conditions of the Offer and the Merger (collectively "the Transaction") are more fully detailed in the Agreement.

You have requested our opinion as to whether the Aggregate Consideration is fair, from a financial point of view, to holders of Liquid Common Stock.

Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Liquid's Board of Directors and will receive a fee from Liquid upon the successful conclusion of the Transaction. We will also receive a fee upon delivery of this opinion.

In rendering our opinion, we have, among other things:

1.)	reviewed the terms of the Agreement in the form of the draft dated July 13, 2002 furnished to us by Liquid's legal counsel, which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed;
2.)
reviewed Liquid's annual report on Form 10-K for the fiscal year ended December 31, 2001 including the audited financial statements included therein, and Liquid's quarterly report on Form 10-Q for the period ended March 31, 2002, including the unaudited financial statements included therein;
3.)
reviewed certain internal financial and operating information for Liquid including quarterly financial projections through December 31, 2003 and annual financial projections through December 31, 2005 prepared and furnished to us by Liquid management;
4.)	participated in discussions with Liquid management concerning the operations, business strategy, financial performance, prospects for Liquid;
5.)	discussed with Liquid management its view of the strategic rationale for the Transaction;
6.)	reviewed the recent reported closing prices and trading activity for Liquid Common Stock;
7.)	compared certain aspects of the financial performance of Liquid with public companies we deemed comparable;

8.)	analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;
9.)	reviewed equity research analyst reports covering Liquid;
10.)
reviewed the April 24, 2002 valuation analysis of the fair market value of the equity of Liquid, expressed on an orderly liquidation basis prepared by a third party financial adviser retained by Liquid management (the "Third Party Valuation");
11.)
reviewed certain internal historical financial and operating data concerning Alliance that Broadview determined to be relevant assuming the Potential Transactions (as defined below) are consummated, as prepared and provided to us by Alliance management;
12.)
reviewed quarterly financial projections for Alliance through December 31, 2002 and annual financial projections through December 31, 2006 prepared and provided to us by Alliance management, provided, however, that we have only reviewed those portions of the financial projections for Alliance that Broadview deemed relevant in evaluating Alliance assuming the Potential Transactions (as defined below) are consummated;
13.)	participated in discussions with Alliance management and certain key shareholders concerning the operations, business strategy, financial performance and prospects for Alliance;
14.)	discussed with Alliance management its view of the strategic rationale for the Transaction;
15.)	compared certain aspects of the financial performance of Alliance with public companies we deemed comparable;
16.)	analyzed the anticipated effect of the Transaction on the future financial performance of the consolidated entity;
17.)	assisted in negotiations and discussions related to the Transaction among Liquid, Alliance and their respective financial and legal advisors; and
18.)	conducted other financial studies, analyses and investigation as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Liquid, Alliance or their respective advisors. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Liquid and Alliance, as to the future performance of Liquid and Alliance, respectively, in the case of Alliance, where applicable, taking into account the anticipated effects of the Potential Transactions (as defined below) on the future financial performance of Alliance. We have not made any independent appraisal or valuation of any of Liquid's assets.

For purposes of the opinion, we have assumed that neither Liquid nor Alliance is currently involved in any material transaction other than (i) the Merger, (ii) other publicly announced transactions, (iii) certain potential transactions confidentially disclosed to us by Liquid management (the "Potential Transactions"), and those activities undertaken in the ordinary course of conducting their respective businesses. In rendering our opinion, we have assumed, with your permission, that the Potential Transactions will be consummated and on terms materially similar to those disclosed to us by Liquid management. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion, a reevaluation that we have no obligation to undertake. We express no opinion as to the price at which Liquid Common Shares will trade at any time or as to the value of such securities. In that regard, we understand that Liquid will be required to meet Nasdaq initial listing requirements. We have assumed that the shares of Liquid Common Stock will remain listed on the Nasdaq National Market. We express no opinion as to the relative value of the Cash Component and the Retained Interest.

Based upon and subject to the foregoing, we are of the opinion that the Aggregate Consideration is fair, from a financial point of view, to holders of Liquid Common Stock.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Liquid in connection with its consideration of the Transaction and does not constitute a recommendation to any holder of Liquid Common Stock as to whether such stockholder should tender its shares in the Offer or as to how such holder should vote on the Transaction. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and inclusion of this opinion in its entirety in the Schedule TO-I and the Registration Statement and Proxy Statement to be distributed in connection with the Transaction.

Sincerely,

Broadview International LLC

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of the Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of our Bylaws (Exhibit 3.2 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.1 hereto) with our officers and directors.

        The Registrant has purchased directors' and officers' liability insurance.

Item 21. Exhibits.

Exhibit No.	Exhibit Title
2.1	Amended and Restated Agreement and Plan of Merger, dated as of July 14, 2002, by and among Registrant, April Acquisition Corp. and Alliance Entertainment Corp. (10)
3.1	Registrant's Certificate of Incorporation as currently in effect (1)
3.2	Registrant's Bylaws as currently in effect (4)
4.1
Preferred Stock Rights Agreement, dated as of August 7, 2001, between Liquid Audio, Inc. and Mellon Investor Services LLC, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C respectively (6)
4.2	Specimen Common Stock Certificate of Registrants (1)
4.3	Second Amended and Restated Investor Rights Agreement dated July 31, 1998 (1)
4.4	First Amendment to the Preferred Stock Rights Agreement, dated as of July 14, 2002 (9)
5.1*	Opinion of Milbank, Tweed, Hadley & McCloy LLP, regarding the validity of the securities to be issued
10.1	Form of Indemnification Agreement entered into between the registrant and each of its directors and executive officers (1)
10.2	1996 Equity Incentive Plan (1)
10.3	1999 Employee Stock Purchase Plan (1)
10.4	Licensing Agreement with SESAC dated May 21, 1998 (1)
10.5+	Software Cross License Agreement with Adaptec, Inc. dated June 12, 1998 (1)
10.6	Form of Liquid Music Network Agreement (1)
10.7+	Letter Agreement with Compaq Computer Corporation dated March 23, 1998 (1)
10.8+	LA Agreement with Real Networks, Inc. dated April 26, 1998 (1)
10.9+	Binary Software License Agreement with Precept Software, Inc. dated September 30, 1997 (1)
10.10+	Patent License Agreement with Fraunhofer-Gesellschaft, zur Förderung der angewandten Forschung e.V. dated August 14, 1998 (1)

10.11+	Software License Agreement with Fraunhofer-Gesellschaft, zur Förderung der angewandten Forschung e.V. dated August 14, 1998 (1)
10.12+	OEM Master License Agreement with RSA Data Security, Inc. dated July 18, 1997 (1)
10.13+	Agreement in Principle with N2K, Inc. dated February 12, 1997 (1)
10.14+	Patent License Agreement with Dolby Laboratories Licensing Corporation, dated May 3, 1996 (1)
10.15+	Adjustment to Patent and License Agreement with Dolby Laboratories Licensing Corporation, dated September 18, 1997 (1)
10.16+	Source Code, Trademark and Know-How License Agreement with Dolby Laboratories Licensing Corporation dated May 3, 1996 (1)
10.17	Founders Restricted Stock Purchase Agreement (with amendments) with Gerald W. Kearby dated April 25, 1996 (1)
10.18	Founders Restricted Stock Purchase Agreement (with amendments) with Philip R. Wiser dated April 25, 1996 (1)
10.19	Founders Restricted Stock Purchase Agreement (with amendments) with Robert G. Flynn dated April 25, 1996 (1)
10.20	Master Equipment Lease No. 0044 (with amendments) with Phoenix Leasing Incorporated dated as of October 15, 1996 (1)
10.21	Summary Plan Description of 401(K) Plan (1)
10.22	Loan and Security Agreement with Silicon Valley Bank dated April 16, 1998 (1)
10.23	Loan and Security Agreement with Silicon Valley Bank dated November 16, 1998 (1)
10.24	Lease Agreement with Master Lease, a Division of Tokai Financial Services, dated March 3, 1998 (1)
10.25	Lease Agreement with John Anagnostou Realty and Michael J. Monte, dated February 16, 1999, for property located at 2221 Broadway, Redwood City, California (1)
10.26	Lease and Service Agreement with Alliance Business Centers, dated August 17, 1998, and Office Rider dated February 1, 1999, for property located at 599 Lexington Avenue, New York, New York (1)
10.27	Lease Agreement with New Retail Concepts Ltd., dated September 1, 1998, for property located at 21 Bridge Square, Westport, Connecticut (1)
10.28	Commercial Lease with Jim and Jeannette Beeger, dated November 3, 1998, for property located at 820 Winslow Street, Redwood City, California (1)
10.29	Commercial Lease with John Anagnostou Realty, dated October 9, 1997, for property located at 810 Winslow Street, Redwood City, California (1)
10.30+	Software Reseller Agreement with Liquid Audio Japan, dated as of August 9, 1998 (1)
10.31+	Shareholder Agreement with Super Stage, Inc., Liquid Audio Japan, Inc., ITOCHU Corporation, and Hikari Tsushin, Inc., dated March 31, 1999 (1)
10.32	Loan Agreement with Super Factory, Inc., dated March 31, 1999 (1)

10.33+	Share Sale and Purchase and Option Agreement with Super Stage, Inc., dated March 31, 1999 (1)
10.34+	Shareholders Agreement with SKM Limited and Liquid Audio Korea Co. Ltd. dated December 31, 1998 (1)
10.35+	Software Reseller and Services Agreement with Liquid Audio Korea Co. Ltd. dated December 31, 1998 (1)
10.36	Consulting Agreement with Liquid Audio Korea Co. Ltd. dated December 31, 1998 (1)
10.37	Reserved
10.38	Guaranty issued to Liquid Audio, Inc. by SKM Limited dated December 31, 1998 (1)
10.39	Software License Agreement with Intel Corporation dated May 4, 1999 (1)
10.40	Liquid Remote Inventory Fulfillment Systems™ (1)
10.41+	OEM Agreement with Sanyo Electric Co., Ltd. dated June 2, 1999 (1)
10.42	Amazon.com/Liquid Audio Advertising Agreement, including exhibits, dated as of June 9, 1999 (1)
10.43	Online Program Agreement with Muze, Inc., dated as of February 9, 1999 (1)
10.44	Letter Agreement By and Between Texas Instrument Incorporated, dated as of January 29, 1999 (1)
10.45+	OEM Agreement with Toshiba Corporation, dated June 9, 1999(1)
10.46	Stock Option Agreement with Gary J. Iwatani, dated November 10, 1997 (1)
10.47	Letter Agreement with Virgin Holdings, Inc., an affiliate of EMI Recorded Music, dated June 16, 1999 (1)
10.48	Commercial Lease with George Anagnostou, dated August 1, 1999, for property located at 2317 Broadway, Redwood City, California (2)
10.49+	Amended and Restated License Agreement with Liquid Audio Japan, Inc., dated January 1, 2000 (3)
10.50	2000 Nonstatutory Stock Option Plan (4)
10.51	Letter Agreement with Virgin Holdings, Inc., an affiliate of EMI Recorded Music, dated July 10, 2000 (5)
10.52	Voting and Conversion Agreement, dated as of June 12, 2002, between AEC Associates LLC and Liquid Audio, Inc.(8)
10.53	Amendment to the Voting and Conversion Agreement, dated as of June 12, 2002 (10)
10.54	Terms of Employment Agreement for Robert G. Flynn (10)
10.55	Terms of Employment Agreement for Gerald W. Kearby (10)
11.1	Statement regarding computation of per share earnings (7)
23.1	Consent of PricewaterhouseCoopers LLP, with respect to the Registrant
23.2	Consent of PricewaterhouseCoopers LLP, with respect to Alliance Entertainment Corp.
23.3*	Consent of Milbank, Tweed, Hadley & McCloy LLP

24.1	Power of Attorney, pursuant to which Amendments to this Registration Statement may be filed (included on the Signature Page of this Registration Statement)
99.1	Form of Proxy card for annual meeting for stockholders of the Registrant
99.2	Consent of Broadview LLC, financial advisors to the Registrant (included in Annex B to the Proxy Statement/Prospectus forming a part of this Registration Statement)
99.3	Opinion of Broadview LLC (included as Annex B to the proxy statement/prospectus forming part of this Registration Statement)

*
To be filed by amendment.
**
Schedules omitted pursuant to Regulation S-K Item 601(b)(2) of the Securities Act. Registrant undertakes to furnish such schedules supplementally upon request.
+
confidential treatment received as to certain portions
(1)
incorporated by reference to the Registration Statement on Form S-1 and all amendments thereto, Registration No. 333-77707, filed with the Securities and Exchange Commission on May 4, 1999 and declared effective July 8, 1999
(2)
incorporated by reference to the Registration Statement on Form S-1 and all amendments thereto, Registration No. 333-91541, filed with the Securities and Exchange Commission on November 23, 1999 and declared effective December 14, 1999
(3)
incorporated by reference to the Form 10-Q filed with the Securities and Exchange Commission on May 15, 2000
(4)
incorporated by reference to the Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000
(5)
incorporated by reference to the Form 10-Q filed with the Securities and Exchange Commission on November 13, 2000
(6)
incorporated by reference to Exhibits of the Form 8-A filed with the Securities and Exchange Commission on August 15, 2001
(7)
this exhibit has been omitted because the information is shown in the financial statements or notes thereto
(8)
incorporated by reference to Exhibits of the Form 8-K filed with the Securities and Exchange Commission on June 13, 2002
(9)
incorporated by reference to Exhibits of the Form 8-A12G/A filed with the Securities and Exchange Commission on July 16, 2002
(10)
Incorporated by reference to Exhibits of the Form 8-K filed with the Securities and Exchange Commission on July 18, 2002

Item 22. Undertakings

        (a)  Registrant hereby undertakes:

    (1)
    to file, during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to

      Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price sets forth in the "Calculation of Registration Fee" table in the effective registration statement; (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement (or the most recent post effective amendment thereof); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2)
    that, for purposes of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
    (3)
    to remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)  Registrant hereby undertakes as follows:

    (1)
    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
    (2)
    that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (d)  Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (e)  Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Liquid Audio, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on July 23, 2002.

LIQUID AUDIO, INC.
By:	/s/ GERALD W. KEARBY Gerald W. Kearby President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald W. Kearby and Michael R. Bolcerek, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 426(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ GERALD W. KEARBY Gerald W. Kearby	President, Chief Executive Officer and Director (Principal Executive Officer)	July 23, 2002
/s/ MICHAEL R. BOLCEREK Michael R. Bolcerek	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 23, 2002
/s/ ROBERT G. FLYNN Robert G. Flynn	Senior Vice President of Business Development, Secretary and Director	July 23, 2002
/s/ ANN WINBALD Ann Winbald	Director	July 23, 2002
/s/ STEPHEN V. IMBLER Stephen V. Imbler	Director	July 23, 2002
/s/ RAYMOND A. DOIG Raymond A. Doig	Director	July 23, 2002

QuickLinks

FORM S-4
NOTICE OF ANNUAL MEETING OF LIQUID AUDIO, INC. STOCKHOLDERS TO BE HELD ON SEPTEMBER 26, 2002
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY OF THIS PROXY STATEMENT/PROSPECTUS
COMPARATIVE PER SHARE DATA
MARKET PRICE AND DIVIDEND INFORMATION
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
LIQUID AUDIO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
LIQUID AUDIO SUPPLEMENTAL FINANCIAL INFORMATION
ALLIANCE SELECTED HISTORICAL FINANCIAL INFORMATION
ALLIANCE SELECTED HISTORICAL FINANCIAL INFORMATION (Continued)
ALLIANCE SUPPLEMENTAL FINANCIAL INFORMATION
RISK FACTORS
THE MEETING OF LIQUID AUDIO STOCKHOLDERS
THE MERGER
CERTAIN TERMS OF THE MERGER AGREEMENT
AGREEMENTS RELATED TO THE MERGER
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
Unaudited Pro Forma Statement of Operations For the Twelve Months Ended March 31, 2002 ($000's)
FEDERAL TAX CONSEQUENCES OF THE MERGER
MANAGEMENT
LIQUID AUDIO'S BUSINESS
LIQUID AUDIO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
LIQUID AUDIO PRINCIPAL STOCKHOLDERS
ALLIANCE BUSINESS
ALLIANCE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ALLIANCE'S PRINCIPAL STOCKHOLDERS
DESCRIPTION OF LIQUID AUDIO CAPITAL STOCK
COMPARISON OF RIGHTS OF HOLDERS OF LIQUID AUDIO COMMON STOCK AND ALLIANCE COMMON STOCK
INFORMATION PERTAINING TO ELECTION OF LIQUID AUDIO DIRECTORS AND OTHER MATTERS
PROPOSAL ONE ELECTION OF LIQUID AUDIO DIRECTORS
PROPOSAL TWO RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS
PROPOSAL THREE APPROVAL OF ISSUANCE OF LIQUID AUDIO STOCK IN THE MERGER
OTHER PROPOSALS
OTHER INFORMATION
REPORT OF THE AUDIT COMMITTEE OF THE LIQUID AUDIO BOARD
PERFORMANCE GRAPH
PARTICIPANTS IN THE SOLICITATION
COSTS AND METHOD OF SOLICITATION
OTHER MATTERS
EXPERTS
LEGAL MATTERS
STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
LIQUID AUDIO, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
LIQUID AUDIO, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Balance Sheets March 31, 2002 and December 31, 2001 Dollars in Thousands, Except Share Data
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Operations For the Three Months Ended March 31, 2002 and 2001 Dollars in Thousands (Unaudited)
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2002 and 2001 Dollars in Thousands (unaudited)
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Notes to Consolidated Financial Statements (unaudited)
Report of Independent Certified Public Accountants
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Balance Sheets December 31, 2001 and 2000 (Dollars in Thousands, Except Share Date)
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Operations For the Three Years Ended December 31, 2001 (Dollars in Thousands)
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Stockholders' Equity (Deficit) For the Three Years Ended December 31, 2001 (Dollars in Thousands)
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Consolidated Statements of Cash Flows For the Three Years Ended December 31, 2001 (Dollars in Thousands)
Distribution and Fulfillment Services Group of Alliance Entertainment Corp. Notes to Consolidated Financial Statements
  ANNEX A
TABLE OF CONTENTS
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
RECITALS
ARTICLE I THE MERGER
ARTICLE IA THE OFFER
ARTICLE II REPRESENTATIONS AND WARRANTIES OF ALLIANCE
ARTICLE III REPRESENTATIONS AND WARRANTIES OF LIQUID
ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME
ARTICLE V ADDITIONAL AGREEMENTS
ARTICLE VI CONDITIONS TO THE MERGER
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER
ARTICLE VIII GENERAL PROVISIONS
EXHIBIT A Severance
EXHIBIT B Registration Rights
EXHIBIT C CONDITIONS TO THE OFFER
  ANNEX B
PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers
  Item 21. Exhibits.
  Item 22. Undertakings
SIGNATURES
POWER OF ATTORNEY